      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 19, 2000

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              HEADHUNTER.NET, INC.
             (Exact name of registrant as specified in its charter)
                             ---------------------

                       7370                                             58-2403177
           (Primary Standard Industrial                              (I.R.S. Employer
            Classification Code Number)                           Identification Number)

                             ---------------------
                           ROBERT M. MONTGOMERY, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              HEADHUNTER.NET, INC.
                         333 RESEARCH COURT, SUITE 200
                            NORCROSS, GEORGIA 30092
                           TELEPHONE: (770) 349-2400
                           FACSIMILE: (770) 349-2401
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices and agent for service)
                             ---------------------
                                   COPIES TO:

              J. VAUGHAN CURTIS, ESQ                               THOMAS W. BARK, ESQ.
              SCOTT L. O'MELIA, ESQ.                            JONES, DAY, REAVIS & POGUE
                 ALSTON & BIRD LLP                                 599 LEXINGTON AVENUE
            1201 WEST PEACHTREE STREET                           NEW YORK, NEW YORK 10022
            ATLANTA, GEORGIA 30309-3424                          TELEPHONE: (212) 326-3939
             TELEPHONE: (404) 881-7000                           FACSIMILE: (212) 755-7306
             FACSIMILE: (404) 881-7777

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: as soon as practicable after this Registration Statement becomes effective.
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
    If this Form is filed to register additional securities for any offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
                                                                PROPOSED           PROPOSED
             TITLE OF EACH                                       MAXIMUM            MAXIMUM
          CLASS OF SECURITIES              AMOUNT TO BE      OFFERING PRICE        AGGREGATE           AMOUNT OF
           TO BE REGISTERED                 REGISTERED          PER SHARE      OFFERING PRICE(1)  REGISTRATION FEE(1)
---------------------------------------------------------------------------------------------------------------------
Common stock, $0.01 par value per share
  (including rights to purchase shares
  of Junior Participating Preferred
  Stock or Common Stock)...............  7,500,000 shares          N/A             $3,333.33              $0
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for purpose of determining the registration fee pursuant to Rule 457(f)(2). This Registration Statement relates to the maximum number of shares of the registrant issuable, or to be reserved for issuance, to holders of common stock in connection with the proposed merger. There is no market for securities to be received by the registrant in the transaction, and the issuer of the securities to be received by the registrant has an accumulated capital deficit. The aggregate par value of all of the securities to be received by the registrant in the transaction is $10,000.00.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             [HEADHUNTER.NET LOGO]

                                                                   June   , 2000

Dear HeadHunter.NET shareholder:

     You are cordially invited to attend the annual meeting of shareholders of HeadHunter.NET, Inc., which will be held at our offices at 333 Research Court, Suite 200, Norcross, Georgia, on July 27, 2000 at 9 a.m. local time.

     I hope you are planning to attend the meeting so that you can become acquainted with the members of our Board of Directors and our management team. The items of business that will be considered and voted upon this year are explained in the accompanying proxy statement/prospectus.

     One of the items that you will be asked to approve at the annual meeting is the issuance of 7.5 million shares of HeadHunter.NET common stock to the stockholders of Career Mosaic Inc. in the pending merger of CareerMosaic into a wholly owned subsidiary of HeadHunter.NET, Inc.

     Approval of the issuance of shares of HeadHunter.NET common stock in the merger requires the affirmative vote of a majority of the votes cast at the annual meeting, provided that a quorum is present. Only shareholders who hold shares of HeadHunter.NET common stock at the close of business on June 8, 2000 will be entitled to vote at the annual meeting or any postponement or adjournment of the annual meeting.

     We are excited about the opportunities we envision for the combined company.

     The proxy statement/prospectus provides detailed information about HeadHunter.NET, CareerMosaic, the merger and the other items to be voted upon by the HeadHunter.NET shareholders. Please give all of this information your careful attention.

     Your vote is very important regardless of the number of shares you own. To vote your shares, you may use the enclosed proxy card or attend the annual shareholders meeting in person.

                                          Sincerely,

                                          /s/ ROBERT M. MONTGOMERY, JR.
                                          --------------------------------------
                                          Robert M. Montgomery, Jr.
                                          Chief Executive Officer and President

                              HEADHUNTER.NET, INC.
                         333 RESEARCH COURT, SUITE 200
                            NORCROSS, GEORGIA 30092

                             ---------------------

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                            TO BE HELD JULY 27, 2000

                             ---------------------

To the shareholders of HeadHunter.NET:

     Notice is hereby given that the annual meeting of the shareholders of HeadHunter.NET will be held at 9 a.m. local time, on July 27, 2000, at our offices at 333 Research Court, Suite 200, Norcross, Georgia for the following purposes:

        1. To approve the issuance of 7.5 million shares of HeadHunter.NET common stock in the merger of CareerMosaic into a wholly owned subsidiary of HeadHunter.NET;

        2. To elect three directors in Class II to serve until the 2003 annual meeting of shareholders, two of whom will be replaced by two of the three designees of Bernard Hodes Group if the merger with CareerMosaic occurs;

        3. To approve the HeadHunter.NET, Inc. 2000 Qualified Employee Stock Purchase Plan;

        4. To ratify the selection of Arthur Andersen LLP as HeadHunter.NET's independent auditors to serve for the fiscal year ending December 31, 2000; and

        5. To transact such other business as may properly come before the meeting or any adjournments of the meeting.

     Each of the foregoing items of business is more fully described in the proxy statement/prospectus, which we urge you to read carefully.

     Only shareholders of record at the close of business on June 8, 2000 are entitled to notice of and to vote at the annual meeting and any adjournment or postponement of the annual meeting.

     YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. TO ENSURE THAT YOU ARE REPRESENTED AT THE ANNUAL MEETING, YOU SHOULD COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. ANY EXECUTED BUT UNMARKED PROXY CARDS WILL BE VOTED FOR APPROVAL OF PROPOSALS 1-4 ABOVE. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE ANNUAL MEETING. IF YOU ATTEND THE ANNUAL MEETING YOU MAY VOTE IN PERSON EVEN IF YOU HAVE RETURNED A PROXY.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ MARK W. PARTIN
                                          --------------------------------------
                                          Mark W. Partin
                                          Chief Financial Officer and Assistant
                                          Secretary

                                     [LOGO]

                           PROXY STATEMENT/PROSPECTUS

                              HEADHUNTER.NET, INC.

                                  COMMON STOCK

     This proxy statement/prospectus is the prospectus of HeadHunter.NET, Inc. with respect to:

        (1) the issuance by HeadHunter.NET of 7.5 million shares of HeadHunter.NET common stock to holders of common stock of CareerMosaic in connection with the merger of CareerMosaic into a wholly owned subsidiary of HeadHunter.NET; and

        (2) the resale by Bernard Hodes Group of up to        shares of
     HeadHunter.NET common stock that Bernard Hodes Group is receiving in the merger.

     This proxy statement/prospectus is the proxy statement of HeadHunter.NET and is being furnished to HeadHunter.NET shareholders in connection with the solicitation of proxies by the HeadHunter.NET board of directors for use at the annual meeting of HeadHunter.NET shareholders to be held on July 27, 2000 at 9 a.m., local time, at our offices at 333 Research Court, Suite 200, Norcross, Georgia.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     HeadHunter.NET's common stock is listed on the Nasdaq National Market under the symbol "HHNT."

     AN INVESTMENT IN HEADHUNTER.NET COMMON STOCK INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 14.

                             ---------------------

         The date of this proxy statement/prospectus is June   , 2000.

 The proxy statement/prospectus was first mailed to HeadHunter.NET shareholders

                           on or about June   , 2000.

                       SOURCES OF ADDITIONAL INFORMATION

     This proxy statement/prospectus incorporates important business and financial information about HeadHunter.NET that is not included or delivered with this document. This information is available without charge to HeadHunter.NET shareholders and CareerMosaic stockholders upon written or oral request. Contact HeadHunter.NET at 333 Research Court, Suite 200, Norcross, Georgia 30092, Attention: Mark W. Partin, Chief Financial Officer. HeadHunter.NET's telephone number is (770) 349-2400. TO OBTAIN TIMELY DELIVERY OF REQUESTED DOCUMENTS PRIOR TO THE ANNUAL MEETING OF HEADHUNTER.NET SHAREHOLDERS, YOU MUST REQUEST THEM NO LATER THAN JULY 20, 2000, WHICH IS FIVE BUSINESS DAYS PRIOR TO THE DATE OF THE ANNUAL MEETING.

     Also see "Where You Can Find More Information" on pages 119 and 120 of this proxy statement/ prospectus.

                           PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER AND OTHER MATTERS TO
  BE VOTED ON...............................................         1
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS...................         5
  The Companies.............................................         5
  The Merger................................................         5
  Election of Directors.....................................         8
  Approval of HeadHunter.NET 2000 Qualified Employee Stock
     Purchase Plan..........................................         8
  Ratification of Independent Auditors......................         8
  Vote Required.............................................         9
  HeadHunter.NET Recommendation to Shareholders.............         9
  Summary Historical and Summary Unaudited Pro Forma
     Condensed Combined Financial Data......................        10
  Comparative Historical and Unaudited Pro Forma Per Share
     Data...................................................        13
RISK FACTORS................................................        14
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS..        23
THE HEADHUNTER.NET ANNUAL MEETING...........................        24
THE MERGER..................................................        27
  Background of the Merger..................................        27
  HeadHunter.NET Reasons for the Merger.....................        28
  CareerMosaic Reasons for the Merger.......................        30
  Opinion of Financial Advisor to HeadHunter.NET............        30
  Interests of Executive Officers and Directors of
     HeadHunter.NET in the Merger...........................        40
  Treatment of CareerMosaic Common Stock in the Merger......        41
  Accounting Treatment of the Merger........................        41
  Regulatory Approvals......................................        41
  Material United States Federal Income Tax Consequences....        41
  Nasdaq National Market....................................        43
  Resales of HeadHunter.NET Common Stock Issued in
     Connection with the Merger.............................        43
  No Appraisal Rights.......................................        43
THE MERGER AGREEMENT........................................        44
  General...................................................        44
  The Exchange Ratio and Treatment of CareerMosaic Common
     Stock..................................................        44
  No Fractional Shares......................................        44
  Effective Time of the Merger..............................        44
  Exchange of Certificates..................................        45
  Other Agreements..........................................        45
  Representations and Warranties............................        46
  Covenants.................................................        47
  Employee Matters..........................................        48
  Director and Officer Indemnification and Insurance........        48
  Indemnification...........................................        48
  Conditions to Completion of the Merger....................        49
  Termination...............................................        50
  Expenses..................................................        50
  Waiver and Amendment......................................        51

OTHER AGREEMENTS............................................        52
  Shareholder Protection Rights Agreement...................        52
  Support Agreement.........................................        54
  Registration Rights Agreement.............................        54
  Shareholders' Agreement...................................        55
  Credit Agreement..........................................        55
  Non-Competition Agreement.................................        56
  Administrative Services Agreement.........................        56
  Agency Agreement..........................................        56
  Indemnification Agreement.................................        57
  Director and Officer Indemnity Agreements.................        57
UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION..........        58
COMPARATIVE PER SHARE DATA..................................        62
COMPARISON OF RIGHTS OF HOLDERS OF HEADHUNTER.NET COMMON
  STOCK AND CAREERMOSAIC COMMON STOCK.......................        64
INFORMATION REGARDING HEADHUNTER.NET........................        71
  HeadHunter.NET Business...................................        71
  HeadHunter.NET Selected Consolidated Financial Data.......        79
  HeadHunter.NET Management's Discussion and Analysis of
     Financial Condition and Results of Operations..........        81
  HeadHunter.NET Management.................................        88
  HeadHunter.NET Related Party Transactions.................        97
  HeadHunter.NET Principal Shareholders.....................        99
INFORMATION REGARDING CAREERMOSAIC..........................       101
  CareerMosaic Business.....................................       101
  CareerMosaic Selected Consolidated Financial Data.........       104
  CareerMosaic Management's Discussion and Analysis of
     Financial Condition and Results of Operations..........       105
  CareerMosaic Principal Stockholders.......................       108
DESCRIPTION OF HEADHUNTER.NET CAPITAL STOCK.................       109
SELLING STOCKHOLDER.........................................       112
PLAN OF DISTRIBUTION........................................       113
ELECTION OF DIRECTORS.......................................       114
APPROVAL OF THE 2000 QUALIFIED EMPLOYEE STOCK PURCHASE
  PLAN......................................................       115
RATIFICATION OF SELECTION OF AUDITORS.......................       118
SHAREHOLDER PROPOSALS.......................................       119
LEGAL MATTERS...............................................       119
EXPERTS.....................................................       119
WHERE YOU CAN FIND MORE INFORMATION.........................       119
ANNEXES
Annex A -- Merger Agreement.................................       A-1
Annex B -- Opinion of First Union Securities, Inc...........       B-1
Annex C -- Shareholders' Agreement..........................       C-1
Annex D -- HeadHunter.NET, Inc. 2000 Employee Stock Purchase
  Plan......................................................       D-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER
                        AND OTHER MATTERS TO BE VOTED ON

Q:    WHY ARE WE PROPOSING THE MERGER?

A: We are proposing to merge because we believe the proposed merger will result in several potential benefits, including the following:

      - the combination of our and CareerMosaic's brand recognition will enable HeadHunter.NET to move decisively toward our key strategic goal of increasing the number of job seekers using our online recruiting service, which in turn may increase the number of employers and recruiters willing to use our service;

      - the merger will give us greater scale which will better position us to establish strategic relationships with other Internet based companies; and

      - the merger will provide us with a strategic relationship with Omnicom Group, which owns some of the leading companies in the disciplines of advertising, public relations, marketing services, specialty communications, interactive media and media buying services.

Q:    WHY ARE BERNARD HODES GROUP AND OMNICOM GROUP PROPOSING THE MERGER?

A: Bernard Hodes Group and Omnicom Group are proposing to merge for several reasons, including their belief that:

      - combining CareerMosaic with a company whose business is solely on-line recruiting will provide for a sharper strategic focus, which in turn could improve the future prospects of the business;

      - the combined company would have greater scale than CareerMosaic; and

      - the combined company would have the opportunity to realize revenues and cost savings synergies.

Q:    HOW WILL THESE TWO COMPANIES MERGE?

A: CareerMosaic will merge with a wholly owned subsidiary of HeadHunter.NET. Following the merger, CareerMosaic will be a wholly owned subsidiary of HeadHunter.NET.

Q:    WHAT WILL CAREERMOSAIC STOCKHOLDERS RECEIVE IN THE MERGER?

A: If the merger is completed, CareerMosaic stockholders will receive 750 shares of HeadHunter.NET common stock for each share of CareerMosaic common stock that he/she owns, for a total of 7.5 million shares of HeadHunter.NET common stock to be issued in the merger, which will represent 40.7% of the outstanding shares of HeadHunter.NET common stock immediately following the merger.

Q:    WILL HEADHUNTER.NET SHAREHOLDERS RECEIVE ANY SHARES AS A RESULT OF THE
      MERGER?

A: No. HeadHunter.NET shareholders will continue to hold the HeadHunter.NET shares they own at the time of the merger.

Q:    WHEN DO HEADHUNTER.NET AND CAREERMOSAIC EXPECT TO COMPLETE THE MERGER?

A: HeadHunter.NET and CareerMosaic are working to complete the merger as quickly as possible. HeadHunter.NET and CareerMosaic expect to complete the merger early in the third quarter of 2000. However, we cannot predict the exact timing because the merger is subject to governmental and other regulatory approvals.

Q:    WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER?

A: The parties believe the merger qualifies as a tax-free reorganization for federal income tax purposes. If the merger qualifies as a tax-free reorganization, then no gain or loss attributable to the exchange of shares of CareerMosaic common stock for HeadHunter.NET common stock will be recognized by CareerMosaic stockholders to the extent they receive shares of HeadHunter.NET common stock in the merger. However, CareerMosaic stockholders will recognize taxable gain to the extent they receive cash in the merger in lieu of fractional shares. There are no direct tax consequences to HeadHunter.NET shareholders in the merger. CareerMosaic stockholders should consult their tax advisors for a full understanding of the tax consequences of the merger.

Q: WHAT SHAREHOLDER VOTE IS REQUIRED TO APPROVE THE ISSUANCE OF THE SHARES OF HEADHUNTER.NET COMMON STOCK IN THE MERGER?

A: The affirmative vote of a majority of the votes cast at the HeadHunter.NET annual meeting, provided that a quorum is present, is required to approve the issuance of the shares of HeadHunter.NET common stock in the merger.
      The holders of record of   % of the HeadHunter.NET common stock issued and
      outstanding on the record date have agreed to vote all of the shares they beneficially own in favor of the issuance of HeadHunter.NET common stock in the merger.

Q: DOES THE HEADHUNTER.NET BOARD OF DIRECTORS RECOMMEND APPROVAL OF THE ISSUANCE OF THE SHARES OF HEADHUNTER.NET COMMON STOCK IN THE MERGER?

A: Yes. After careful consideration, the HeadHunter.NET board of directors unanimously recommends that its shareholders vote in favor of the issuance of the shares of HeadHunter.NET common stock in the merger. For a more complete description of the recommendation of the HeadHunter.NET board of directors, see the section entitled "The Merger -- HeadHunter.NET Reasons for the Merger" on pages 28 through 30.

Q:    WHAT OTHER MATTERS WILL BE VOTED ON AT THE ANNUAL MEETING?

A: In addition to the issuance of shares in the merger, HeadHunter.NET shareholders will be asked to elect three directors, approve the HeadHunter.NET, Inc. 2000 Qualified Employee Stock Purchase Plan and ratify the selection of Arthur Andersen LLP as HeadHunter.NET's independent auditors for 2000.

      If the merger is approved, Bernard Hodes Group will have the right to designate three directors to HeadHunter.NET's board of directors. Bernard Hodes Group has told us that it presently expects to designate the directors prior to the effective time of the merger or shortly thereafter.

Q:    WHAT DO I NEED TO DO NOW?

A: HeadHunter.NET urges you to read carefully this proxy statement/prospectus, including its annexes, and to consider how the merger will affect you as a shareholder of HeadHunter.NET. You also may want to review the documents referenced under "Where You Can Find More Information" on pages 119 and 120.

Q:    HOW DO HEADHUNTER.NET SHAREHOLDERS VOTE?

A: As a HeadHunter.NET shareholder, you may indicate how you want to vote on your proxy card and then sign and mail your proxy card in the enclosed return envelope as soon as possible so that your shares will be represented at the HeadHunter.NET annual meeting. HeadHunter.NET shareholders may also attend the annual meeting and vote in person instead of submitting a proxy. If you fail either to return a proxy card or to vote in person at the annual meeting, or mark a proxy "abstain," there will be no effect on the approval of the issuance of the shares of HeadHunter.NET common stock in the merger. If you sign and send in your proxy without indicating how you want to vote, the proxy will be counted as a vote for the issuance of the shares of HeadHunter.NET common stock in the merger unless your shares are held in a brokerage account.

Q: IF SHARES OF HEADHUNTER.NET COMMON STOCK ARE HELD IN A BROKERAGE ACCOUNT, WILL THE BROKER VOTE SUCH SHARES FOR THE HEADHUNTER.NET SHAREHOLDER?

A: A broker will not be able to vote a HeadHunter.NET shareholder's shares without instructions from that shareholder on how to vote. Therefore, it is important that HeadHunter.NET shareholders follow the directions provided by their brokers regarding how to instruct such brokers to vote their shares. If a HeadHunter.NET shareholder fails to provide his/her broker with instructions, there will be no effect on the approval of the issuance of shares of HeadHunter.NET common stock in the merger.

Q:    CAN I CHANGE MY VOTE AFTER I MAIL IN A SIGNED PROXY CARD?

A: You may change your vote at any time before the vote takes place at the HeadHunter.NET annual meeting. To do so, you may either complete and submit a later dated proxy card or send a written notice stating that you would like to revoke your proxy. In addition, you may attend the annual meeting and vote in person. However, if you elect to vote in person at the annual meeting and your shares are held by a broker, bank or other nominee, you must bring to the annual meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares.

Q:    WHEN AND WHERE IS THE HEADHUNTER.NET ANNUAL MEETING OF SHAREHOLDERS?

A: The annual meeting of HeadHunter.NET shareholders will be held at 9 a.m., local time, on July 27, 2000 at our offices at 333 Research Court, Suite 200, Norcross, Georgia.

Q:    AM I ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER?

A: No. Neither HeadHunter.NET shareholders nor CareerMosaic stockholders will have appraisal rights.

Q:    ARE THERE ANY RISKS ASSOCIATED WITH THE MERGER?

A:    The merger does involve risks, including that:

      - sales of substantial amounts of our common stock in the public market after the proposed merger could materially adversely affect the market price of our common stock; and

      - we may face challenges in integrating with CareerMosaic and, as a result, may not realize the expected benefits of the merger.

      For a more complete discussion of risk factors that should be considered in evaluating the merger, see "Risk Factors" beginning on page 14.

Q:    WHO MAY I CONTACT WITH ANY ADDITIONAL QUESTIONS?

A: You may call Mark W. Partin, HeadHunter.NET's Chief Financial Officer and Assistant Secretary, at (770) 349-2400.

                      (This page intentionally left blank)

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger and to more fully understand the other proposals on which HeadHunter.NET shareholders are being asked to vote, you should read carefully this entire proxy statement/prospectus, including its annexes and the documents to which we have referred you. See "Where You Can Find More Information" on page 119.

THE COMPANIES

HeadHunter.NET, Inc.
333 Research Court, Suite 200
Norcross, Georgia 30092
(770) 349-2400

     HeadHunter.NET is a leading provider of online recruiting services to employers, recruiters and job seekers via its web site at www.headhunter.net. HeadHunter.NET's services enable employers and recruiters to advertise job opportunities and review resumes and enable job seekers to identify, research, evaluate and apply to a broad range of job opportunities online. These services focus on reducing the time, cost and effort of the recruiting and job searching processes as compared to traditional methods such as classified newspaper advertisements.

Career Mosaic Inc.
c/o Bernard Hodes Group Inc.
555 Madison Avenue
New York, New York 10022
(212) 758-2600

     CareerMosaic was one of the first online recruiting services, providing services to job candidates and companies via its web site at www.careermosaic.com. Through its customer base of over twenty Fortune 100 companies, CareerMosaic offers job seekers comprehensive resources for locating jobs online and provides its customers a cost-effective way to reach a large number of job candidates.

THE MERGER

     Through the merger, CareerMosaic will merge into a wholly owned subsidiary of HeadHunter.NET. CareerMosaic stockholders will receive HeadHunter.NET common stock in exchange for their shares of CareerMosaic common stock. The merger agreement is attached to this proxy statement/prospectus as Annex A. We encourage you to read the merger agreement as it is the legal document that governs the merger.

  What CareerMosaic Stockholders Will Receive (page 44)

     Each share of CareerMosaic common stock will be exchanged for 750 shares of HeadHunter.NET common stock, for a total of 7.5 million shares issued in the merger, which would represent, assuming no change in the number of outstanding shares of HeadHunter.NET common stock between the date of this proxy statement/prospectus and the merger, 40.7% of the outstanding shares of HeadHunter.NET common stock immediately following the merger. HeadHunter.NET will not issue fractional shares of its common stock in connection with the merger. Instead, HeadHunter.NET will pay cash for any fractional shares.

  Conditions to the Merger (pages 49 and 50)

     The completion of the merger depends upon meeting a number of conditions, including:

     - our shareholders' approval of the issuance of shares in the merger;

     - the expiration or termination of all applicable waiting periods, and any extensions of these periods, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

     - HeadHunter.NET and CareerMosaic having net revenues for the quarter ended June 30, 2000 of at least $7,050,000 and $4,700,000, respectively;

     - the approval of shares of HeadHunter.NET common stock issuable to CareerMosaic stockholders for listing on the Nasdaq National Market; and

     - other customary contractual conditions specified in the merger agreement.

Some of the conditions to the merger may be waived.

  Regulatory Approvals (page 41)

     Pursuant to the Hart-Scott-Rodino Act, HeadHunter.NET and CareerMosaic each filed a pre-merger notification and report form with the Federal Trade Commission and Antitrust Division of the Department of Justice on May 16, 2000.

  No Solicitation by HeadHunter.NET (pages 47 and 48)

     Subject to the HeadHunter.NET board of directors' fiduciary obligations under applicable law, the HeadHunter.NET board of directors has agreed that it will not authorize or cause HeadHunter.NET to enter into any letter of intent or agreement related to any takeover proposal, unless such agreement would not prevent completion of the merger and the holders of CareerMosaic common stock would be treated in the same manner as all HeadHunter.NET shareholders.

  Termination of the Merger Agreement (page 50)

     HeadHunter.NET and Bernard Hodes Group can mutually agree to terminate the merger agreement without completing the merger, and any party not then in material breach of any representation, warranty or covenant in the merger agreement can terminate the merger agreement upon the occurrence of a number of events, including if:

     - another party materially breaches any representation, warranty or covenant in the merger agreement and fails to cure the breach within 30 days of receiving notice of the breach;

     - any consent of any regulatory authority required to complete the merger pursuant to the merger agreement or other transactions contemplated by the merger agreement has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal;

     - the merger is not completed by September 16, 2000; or

     - HeadHunter.NET shareholders do not approve the issuance of the shares of HeadHunter.NET common stock in the merger at the annual meeting of HeadHunter.NET shareholders.

     Furthermore, Bernard Hodes Group may terminate the merger agreement if HeadHunter.NET's board of directors:

     - authorizes or causes HeadHunter.NET to enter into a letter of intent or agreement which would prevent completion of the merger or in which CareerMosaic stockholders would be treated in a manner different from HeadHunter.NET shareholders; or

     - fails to reaffirm its approval of the merger to the exclusion of a takeover proposal which would prevent consummation of the merger or resolves not to reaffirm the merger.

  Opinion of Financial Advisor (pages 30 through 40)

     In deciding to approve the merger agreement and the merger, the HeadHunter.NET board of directors received an opinion from its financial advisor, First Union Securities, Inc., to the effect that, as of April 15, 2000, the terms of the merger were fair, from a financial point of view, to the holders of HeadHunter.NET common stock. The full text of the opinion is attached as Annex B to this proxy statement/prospectus and should be read carefully in its entirety.

  Interests of Executive Officers and Directors of HeadHunter.NET in the Merger (pages 40 and 41)

     In considering the recommendation of the HeadHunter.NET board of directors, you should be aware of the interests that HeadHunter.NET executive officers and directors have in the merger. All outstanding options granted prior to April 15, 2000, including those held by HeadHunter.NET's executive officers and directors, will fully vest upon the effective time of the merger, except for options held by Robert M. Montgomery, Jr., HeadHunter.NET's Chairman and Chief Executive Officer.

  Accounting Treatment (page 41)

     HeadHunter.NET will account for the merger using the purchase method of accounting, which means that the assets and liabilities of CareerMosaic, including intangible assets, will be recorded at their fair value and the results of operations of CareerMosaic will be included in HeadHunter.NET's results from the date of acquisition.

  Material United States Federal Income Tax Considerations (pages 41 through 43)

     Neither HeadHunter.NET nor CareerMosaic has requested a ruling from the Internal Revenue Service or an opinion from counsel regarding the tax consequences of the merger. The parties believe the merger qualifies as a tax-free reorganization under the Internal Revenue Code. If the merger qualifies as a tax-free reorganization, no gain or loss generally will be recognized by CareerMosaic stockholders for federal income tax purposes with respect to the exchange of shares of CareerMosaic common stock solely for shares of HeadHunter.NET common stock. However, CareerMosaic stockholders will recognize gain or loss to the extent they receive cash in the merger in lieu of fractional shares. There are no direct tax consequences to HeadHunter.NET shareholders.

     Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

  Indemnification (pages 48 and 49)

     Omnicom Group and Bernard Hodes Group, on the one hand, and HeadHunter.NET, on the other hand, have agreed to indemnify the other for certain losses arising from such party's breach of the merger agreement, subject to limitations set forth in the merger agreement. Omnicom Group and Bernard Hodes Group have also agreed to indemnify HeadHunter.NET for any tax liabilities relating to the formation of CareerMosaic and as a result of CareerMosaic being a member of Omnicom Group's consolidated tax group. Subject to exceptions specified in the merger agreement, losses arising from a breach of a party's representations and warranties must be asserted prior to April 1, 2001 and not until the aggregate amount of such party's losses exceeds $1,000,000.

  No Appraisal Rights (pages 43)

     Neither HeadHunter.NET shareholders nor CareerMosaic stockholders will have appraisal rights under applicable law.

  How the Rights of CareerMosaic Stockholders Will Differ as HeadHunter.NET Shareholders (pages 64 through 70)

     The rights of shareholders of HeadHunter.NET after the merger will be governed by Georgia law and HeadHunter.NET's articles of incorporation and bylaws. Those rights differ from rights of CareerMosaic stockholders under Delaware law and CareerMosaic's certificate of incorporation and bylaws. See "Comparison of Rights of Holders of HeadHunter.NET Common Stock and CareerMosaic Common Stock."

  Resale of HeadHunter.NET Common Stock (page 43 and 113)

     Bernard Hodes Group may use this proxy statement/prospectus to offer and
resell up to approximately        shares of the HeadHunter.NET common stock
issued in the merger to Bernard Hodes Group. Bernard Hodes Group presently intends to reduce its stock ownership in HeadHunter.NET following the merger consistent with its intent not to exert influence over the management or policies of HeadHunter.NET. Under the terms of the merger agreement, Bernard Hodes Group will have the right to sell under this proxy statement/prospectus that number of shares of HeadHunter.NET it owns that would reduce its share ownership to less than 20% of the outstanding shares of HeadHunter.NET.

  Comparative Market Price Information (pages 62 and 63)

     Shares of HeadHunter.NET common stock are quoted on the Nasdaq National Market. On April 14, 2000, the last full trading day prior to the public announcement of the merger, the last reported sale price of HeadHunter.NET common stock was $14.50 per share. On May 18, 2000, the last reported sale price of HeadHunter.NET common stock was $11.69 per share.

     Shares of CareerMosaic common stock are not listed or traded on an exchange or quotation system. Therefore, no meaningful basis exists to determine the market price of CareerMosaic common stock.

ELECTION OF DIRECTORS (PAGE 114)

     The terms of the three Class II directors of the HeadHunter.NET board of directors expire at this year's HeadHunter.NET annual meeting. The HeadHunter.NET board has nominated Donald W. Weber, J. Douglas Cox and Kimberley
E. Thompson for re-election as the three Class II directors. If the merger is approved, Michael G. Misikoff, J. Douglas Cox and Donald W. Weber will resign and Bernard Hodes Group will have the right to designate three directors to HeadHunter.NET's board of directors. Bernard Hodes Group has told us that it presently expects to designate the directors prior to the effective time of the merger or shortly thereafter.

APPROVAL OF HEADHUNTER.NET 2000 QUALIFIED EMPLOYEE STOCK PURCHASE PLAN (PAGES 115 THROUGH 117)

     On December 23, 1999, the HeadHunter.NET board of directors adopted the HeadHunter.NET, Inc. 2000 Qualified Employee Stock Purchase Plan, which became effective on January 3, 2000. Under this plan, eligible employees may deduct from one to ten percent of their respective base salaries each pay period to purchase shares of HeadHunter.NET common stock. Up to 50,000 shares of HeadHunter.NET common stock may be issued under the plan. If the HeadHunter.NET shareholders do not approve the plan, the plan will be terminated.

RATIFICATION OF INDEPENDENT AUDITORS (PAGE 118)

     HeadHunter.NET's board of directors has selected Arthur Andersen LLP to serve as HeadHunter.NET's independent auditors for the fiscal year ending December 31, 2000. If the HeadHunter.NET shareholders do not ratify the selection of Arthur Andersen LLP as HeadHunter.NET's independent auditors, the HeadHunter.NET board of directors will reconsider its selection of independent auditors for the fiscal year ending December 31, 2000.

VOTE REQUIRED (PAGE 25 AND 26)

     Approval of the issuance of the shares of HeadHunter.NET common stock in the merger requires the affirmative vote of a majority of the votes cast at the annual meeting, provided that a quorum is present. As of June 8, 2000, the
record date for the annual meeting,        shares of HeadHunter.NET common stock
were outstanding. Only shareholders of record of HeadHunter.NET common stock at the close of business on the record date for the annual meeting are entitled to notice of and to vote at the annual meeting. As of the record date, HeadHunter.NET executive officers, directors and their affiliates hold of record
approximately      % of the outstanding HeadHunter.NET common stock.

     As of the record date, ITC Holding Company, Inc., a substantial shareholder of HeadHunter.NET, and Robert M. Montgomery, Jr., the President and Chief Executive Officer of HeadHunter.NET, collectively own of record approximately
     % of the outstanding shares of HeadHunter.NET common stock. These two HeadHunter.NET shareholders have agreed to vote in favor of the issuance of the shares of HeadHunter.NET common stock in the merger. Accordingly, holders of
only an additional      % of the outstanding shares are required for shareholder
approval of the issuance of shares in the merger.

     Election of the three Class II directors requires the affirmative vote of a plurality of the votes cast at the annual meeting, provided a quorum is present. Approval of the HeadHunter.NET 2000 Qualified Employee Stock Purchase Plan requires the affirmative vote of a majority of the votes cast on such proposal, provided a quorum is present. Ratification of the selection of auditors requires that the votes cast in favor of ratification exceed the votes cast against such ratification.

HEADHUNTER.NET RECOMMENDATION TO SHAREHOLDERS (PAGES 26 AND 28 THROUGH 30)

     After careful consideration, the HeadHunter.NET board of directors has determined that the terms and conditions of the merger are fair to HeadHunter.NET's shareholders and in their best interests, and unanimously recommends that HeadHunter.NET shareholders approve the issuance of 7.5 million shares of HeadHunter.NET common stock in the merger. The HeadHunter.NET board of directors also recommends that HeadHunter.NET shareholders vote in favor of the proposals to elect three Class II directors, to approve the HeadHunter.NET, Inc. 2000 Qualified Employee Stock Purchase Plan and to ratify the selection of Arthur Andersen LLP as independent auditors for the fiscal year ending December 31, 2000.

          SUMMARY HISTORICAL AND SUMMARY UNAUDITED PRO FORMA CONDENSED
                            COMBINED FINANCIAL DATA

             SUMMARY FINANCIAL DATA OF HEADHUNTER.NET (HISTORICAL)

     The following table sets forth our selected financial data as of and for our inception period (October 10, 1995 to December 31, 1995), the year ended December 31, 1996, the ten months ended October 31, 1997, the two months ended December 31, 1997, the years ended December 31, 1998 and 1999, which have been derived from the audited financial statements of the predecessor and our audited financial statements and related notes included in another part of this proxy statement/prospectus. The selected financial data as of and for the three months ended March 31, 1999 and March 31, 2000 have been derived from our unaudited financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation in all material respects of such information. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year. The selected financial data set forth below should be read in conjunction with "The Merger," "HeadHunter.NET Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and related notes and the other financial data included elsewhere in this proxy statement/prospectus. Historical results are not necessarily indicative of results to be expected in the future. See Note 2 of Notes to Financial Statements for an explanation of the determination of the shares used in computing basic and diluted income (loss) per common share. The weighted average shares outstanding data gives effect to the conversion of our Class A preferred stock into our common stock at August 19, 1999, the date of our initial public offering. Loss per share for the twelve months ended December 31, 1999 and the three months ended March 31, 1999 include a one-time non-cash charge to accumulated deficit of approximately $21.7 million for the difference between the fair value and the conversion price of the loan and security agreement related to conversion of this instrument from debt to equity in January 1999. This was accounted for as a distribution to ITC Holding Company, Inc., a Class A preferred shareholder, and, therefore, an increase in net loss attributable to common shareholders. See Notes 2 and 3 to our financial statements for further discussion.

                                               PREDECESSOR                                HEADHUNTER.NET
                                -----------------------------------------   ------------------------------------------
                                    FROM
                                 INCEPTION                        TEN
                                (OCTOBER 10,                    MONTHS       TWO MONTHS
                                  1995) TO      YEAR ENDED       ENDED         ENDED        YEAR ENDED     YEAR ENDED
                                DECEMBER 31,   DECEMBER 31,   OCTOBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                    1995           1996          1997           1997           1998           1999
                                ------------   ------------   -----------   ------------   ------------   ------------

STATEMENT OF OPERATIONS DATA:
Revenues......................    $50,754        $190,146      $124,437      $   29,591    $ 1,099,868    $  9,253,954
Costs and expenses:
 Costs of revenues............         --              --        29,390           2,906         86,963         147,275
 Marketing and selling........         --           2,740        23,301          41,123      2,719,330       9,898,815
 General and administrative...      5,073          52,105        95,967         126,268      1,714,756       3,786,728
 Stock compensation expense...         --              --            --              --        205,574       5,528,114
 Depreciation and
   amortization...............        516           6,842        10,099          41,912        276,706         528,256
                                  -------        --------      --------      ----------    -----------    ------------
       Total costs and
        expenses..............      5,589          61,687       158,757         212,209      5,003,329      19,889,188
                                  -------        --------      --------      ----------    -----------    ------------
 Operating income (loss)......     45,165         128,459       (34,320)       (182,618)    (3,903,461)    (10,635,234)
                                  -------        --------      --------      ----------    -----------    ------------
       Net income (loss)......    $45,165        $128,623      $(35,163)     $ (176,392)   $(4,345,868)   $(10,256,036)
                                  =======        ========      ========      ==========    ===========    ============
LOSS PER SHARE:
Basic and diluted.............                                               $    (0.08)   $     (1.98)   $      (5.90)
WEIGHTED AVERAGE SHARES
 OUTSTANDING:
Basic and diluted.............                                                2,200,000      2,200,000       5,412,135

                                      HEADHUNTER.NET
                                --------------------------

                                       THREE MONTHS
                                          ENDED
                                        MARCH 31,
                                --------------------------
                                   1999           2000
                                -----------   ------------
                                (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues......................  $   828,027   $  6,379,553
Costs and expenses:
 Costs of revenues............       25,433         86,876
 Marketing and selling........    1,232,350      9,250,433
 General and administrative...      492,269      1,865,842
 Stock compensation expense...    2,861,676        255,062
 Depreciation and
   amortization...............       88,895        297,137
                                -----------   ------------
       Total costs and
        expenses..............    4,700,623     11,755,350
                                -----------   ------------
 Operating income (loss)......   (3,872,596)    (5,375,797)
                                -----------   ------------
       Net income (loss)......  $(3,882,019)  $ (5,098,225)
                                ===========   ============
LOSS PER SHARE:
Basic and diluted.............  $    (11.63)  $      (0.47)
WEIGHTED AVERAGE SHARES
 OUTSTANDING:
Basic and diluted.............    2,200,000     10,851,196

                                                                                       HEADHUNTER.NET
                                               PREDECESSOR       -----------------------------------------------------------
                                             AT DECEMBER 31,                 AT DECEMBER 31,               AT MARCH 31, 2000
                                             ---------------     ---------------------------------------   -----------------
                                             1995      1996         1997          1998          1999            ACTUAL
                                            -------   -------    -----------   -----------   -----------   -----------------
                                                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.................  $14,326   $25,973    $   853,989   $   254,937   $16,938,708      $13,576,977
Working capital (deficit).................   31,214    33,706        788,976    (3,446,422)   21,236,203       14,886,411
Total assets..............................   43,030    58,550      1,922,915     2,225,180    26,979,744       28,948,824
Total debt, including current
 maturities...............................       --        --             --     3,500,000            --               --
Total shareholders' equity (deficit)......   42,865    55,500      1,830,517    (1,967,943)   24,743,924       20,016,843

              SUMMARY FINANCIAL DATA OF CAREERMOSAIC (HISTORICAL)

     The following table sets forth selected financial data of CareerMosaic as of and for the years ended December 31, 1998, and 1999, which have been derived from the audited financial statements of CareerMosaic. The selected financial data as of and for the year ended December 31, 1997 and for the three months ended March 31, 1999 and March 31, 2000 have been derived from the unaudited financial statements of CareerMosaic and, in the opinion of CareerMosaic management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation in all material respects of such information. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year. Because CareerMosaic has historically operated as a division of Bernard Hodes Group, the historical financial information may not be indicative of what CareerMosaic's financial position and results of operations would have been had CareerMosaic operated as a separate, stand-alone entity. Allocation of corporate expenses does not necessarily reflect the costs that CareerMosaic would be required to pay third parties for similar services. The selected financial data set forth below should be read in conjunction with "The Merger," "CareerMosaic Management's Discussion and Analysis of Financial Condition and Results of Operations," CareerMosaic's financial statements and related notes and the other financial data included elsewhere in this proxy statement/prospectus.

                                                                            FOR THE THREE MONTHS ENDED
                                     FOR THE YEARS ENDED DECEMBER 31,               MARCH 31,
                                  ---------------------------------------   --------------------------
                                     1997          1998          1999          1999           2000
                                  -----------   -----------   -----------   -----------   ------------
                                  (UNAUDITED)                               (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues........................  $4,191,811    $ 8,005,300   $13,636,170   $3,037,902    $ 3,630,922
Operating Expenses:
  Marketing and selling.........   1,233,000      3,917,307     6,402,685    1,377,451      4,997,251(1)
  General and administrative....   1,883,900      3,860,667     7,083,566    1,090,917      3,246,177(1)
  Depreciation and
     amortization...............      49,712         91,314       280,075       25,548        160,059
  Allocated Parent Company
     expenses...................     624,000      1,330,289     2,049,778      472,140        541,449
                                  ----------    -----------   -----------   ----------    -----------
          Total operating
            expenses............   3,790,612      9,199,577    15,816,104    2,966,056      8,944,936
                                  ----------    -----------   -----------   ----------    -----------
Operating income (loss).........     401,199     (1,194,277)   (2,179,934)      71,846     (5,314,014)
                                  ----------    -----------   -----------   ----------    -----------
          Net income (loss).....  $  215,386    $(1,004,927)  $(2,211,017)  $   71,846    $(5,355,104)
                                  ==========    ===========   ===========   ==========    ===========

                                                        AT DECEMBER 31,               AT MARCH 31, 2000
                                             --------------------------------------   -----------------
                                                1997          1998         1999            ACTUAL
                                             -----------   ----------   -----------   -----------------
                                             (UNAUDITED)                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..................  $       --    $       --   $        --      $        --
Working capital (deficit)..................     348,945      (236,736)   (2,492,966)      (8,017,522)
Total assets...............................   1,336,265     1,737,216     4,160,208        4,146,858
Total debt, including current maturities...          --            --            --               --
Total shareholders' equity (deficit).......     649,305        40,519      (218,692)      (5,573,796)

(1) Increase due to launch of aggressive advertising campaign and increased investment in personnel and technology. See "CareerMosaic Management's Discussion and Analysis of Financial Condition and Results of Operations."

      SUMMARY PRO FORMA FINANCIAL DATA OF HEADHUNTER.NET AND CAREERMOSAIC

     The following table sets forth selected pro forma combined financial information for the year ended December 31, 1999, and the three months ended March 31, 2000 giving effect to the merger using the purchase method of accounting assuming issuance of 7.5 million shares and consummation of the merger as of the beginning of each period. See "The Merger -- Accounting Treatment of the Merger." The pro forma information is provided for informational purposes only and is not necessarily indicative of actual results that would have been achieved had the merger been consummated at the beginning of the periods presented or of future results. The selected pro forma combined financial information is derived from the pro forma condensed combined financial information appearing elsewhere in this proxy statement/prospectus. This information should be read in conjunction with the historical financial statements of HeadHunter.NET and CareerMosaic, including the respective notes thereto, included herein, and the unaudited pro forma financial information, including notes thereto, appearing elsewhere in this proxy statement/prospectus. See "Available Information," and "Pro Forma Condensed Combined Financial Data." No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies. CareerMosaic previously operated as a division of Bernard Hodes Group, a subsidiary of Omnicom Group. Accordingly, CareerMosaic's historical financial information may not be indicative of what its financial position and results of operations would have been had it operated as a separate stand-alone entity.

                                                                             THREE MONTHS
                                                               YEAR ENDED       ENDED
                                                              DECEMBER 31,    MARCH 31,
                                                                  1999           2000
                                                              ------------   ------------
                                                              (UNAUDITED)    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $ 22,890,124   $ 10,010,475
Costs and expenses:
  Costs of revenues.........................................       147,275         86,876
  Marketing and selling.....................................    16,301,500     14,247,684
  General and administrative................................    10,870,294      5,112,019
  Stock compensation expense................................     5,043,634        133,942
  Depreciation and amortization.............................    19,103,979      5,031,108
  Allocated corporate costs.................................     2,049,778        541,449
                                                              ------------   ------------
          Total costs and expenses..........................    53,516,460     25,153,078
Operating loss..............................................   (30,626,336)   (15,142,603)
                                                              ------------   ------------
          Net loss..........................................   (30,278,221)   (14,906,121)
                                                              ============   ============
LOSS PER SHARE:
Basic and diluted...........................................         (3.51)         (0.81)
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic and diluted...........................................    14,802,546     18,351,196
BALANCE SHEET DATA:
Cash and cash equivalents...................................    19,938,708     16,576,977
Working capital.............................................    23,775,492     15,964,446
Total assets................................................   124,326,389    127,573,921
Total debt, including current maturities....................            --             --
Total shareholders' equity..................................   119,743,924    115,016,843

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

     The following table summarizes certain unaudited historical per share data of HeadHunter.NET and CareerMosaic and the combined per share data on an unaudited pro forma basis. Neither HeadHunter.NET nor CareerMosaic declared cash dividends during the periods set forth in the following table. You should read the information below along with the selected historical financial information and the unaudited pro forma combined condensed financial information included elsewhere in this proxy statement/prospectus. The pro forma combined condensed financial information is not necessarily indicative of the operating results of future operations or the actual results that would have occurred at the beginning of the period presented.

                                                                 YEAR ENDED       QUARTER ENDED
                                                              DECEMBER 31, 1999   MARCH 31, 2000
                                                              -----------------   --------------
HEADHUNTER.NET
Historical HeadHunter.NET:
  Loss from continuing operations per share -- basic and
     diluted(1).............................................     $     (1.90)      $     (0.47)
  Book value per share(2)...................................     $      4.57       $      1.84
Pro Forma Combined:
  Loss from continuing operations per share -- basic and
     diluted(1).............................................     $     (2.05)      $     (0.81)
  Book value per share(2)(3)................................     $      8.09       $      6.27
CAREERMOSAIC(4)
Historical CareerMosaic(5):
  Loss from continuing operations per share -- basic and
     diluted................................................     $(22,110.17)      $(53,551.04)
  Book value per share(2)...................................     $ (2,186.92)      $(55,737.96)
Equivalent Pro Forma Combined(6):
  Loss from continuing operations per share -- basic and
     diluted(1).............................................     $     (4.04)      $     (1.99)
  Book value per share(2)...................................     $     15.97       $     15.34

---------------

(1) In January 1999, a one-time non-cash charge to accumulated deficit of $21.7 million was recorded in conjunction with the conversion of the loan and security agreement from debt to equity. This conversion was accounted for as a distribution to the Class A preferred shareholders and therefore, an increase in net loss attributable to common shareholders. As such, net loss attributable to common shareholders for the year ended December 31, 1999 would be as follows:

Historical HeadHunter.NET...................................  $(5.90)
Pro Forma Combined..........................................   (3.51)
Equivalent Pro Forma Combined...............................   (6.93)

(2) Book value is computed by dividing total shareholders' equity by the number of shares outstanding.
(3) HeadHunter.NET pro forma combined book value per share is computed by dividing pro forma shareholders' equity by the pro forma number of shares of HeadHunter.NET common stock which would have been outstanding had the merger been completed as of the balance sheet date.
(4) Basic and diluted per share data is calculated based on 100 weighted average shares of CareerMosaic's common stock as of December 31, 1999 and March 31, 2000.
(5) Because CareerMosaic previously operated as a subsidiary of Bernard Hodes Group, the historical per share data does not provide a useful basis for comparison to HeadHunter.NET.
(6) Equivalent pro forma combined amounts per share of CareerMosaic common stock represent the pro forma combined amounts per share of HeadHunter.NET common stock assuming the 750:1 exchange ratio.

                                  RISK FACTORS

     The merger involves a high degree of risk and HeadHunter.NET shareholders should consider the risk factors relating to the merger when they consider how to cast their votes at the annual meeting. Any investor in our common stock should also carefully consider the risk factors relating to our business before he/she decides whether to invest in shares of our common stock. Our shareholders and potential investors should also consider the other information in this proxy statement/prospectus and the additional information in our other reports on file with the Securities and Exchange Commission and in the other documents incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information" on pages 119 and 120.

RISKS RELATING TO THE MERGER

WE MAY FACE CHALLENGES IN INTEGRATING WITH CAREERMOSAIC AND, AS A RESULT, MAY NOT REALIZE THE EXPECTED BENEFITS OF THE ANTICIPATED MERGER.

     Our management does not have significant experience in integrating businesses following an acquisition. As a result of our limited experience, we may not be successful in integrating ourselves with CareerMosaic. Integrating the operations and personnel of ourselves with CareerMosaic will be a complex process. We are uncertain that the integration will be completed rapidly or that it will achieve the anticipated benefits of the merger.

     The successful integration will require, among other things, integration of HeadHunter.NET's and CareerMosaic's services, network operations, assimilation of sales and marketing groups, integration of the companies' information and software systems, and coordination of employee retention, hiring and training. The diversion of the attention of management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, the activities of the combined company's business. Further, the process of combining HeadHunter.NET and CareerMosaic could negatively affect employee morale and our ability to retain some of our or CareerMosaic's key employees after the merger.

IF WE DO NOT SUCCESSFULLY INTEGRATE CAREERMOSAIC OR THE MERGER'S BENEFITS DO NOT MEET THE EXPECTATIONS OF FINANCIAL OR INDUSTRY ANALYSTS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE.

     The market price of our common stock may decline as a result of the merger if:

     - the integration with CareerMosaic is unsuccessful;

     - we do not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

     - the effect of the merger on our financial results is not consistent with the expectations of financial or industry analysts.

SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET AFTER THE PROPOSED MERGER COULD MATERIALLY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Of the 7.5 million shares of our common stock issued in the merger,
approximately           of the shares to be issued to Bernard Hodes Group in the
merger will be registered for resale by Bernard Hodes Group under the registration statement of which this proxy statement/prospectus is a part and up to 2,335,000 additional shares may be issued to parties other than Bernard Hodes
Group and, together with Bernard Hodes Group's           registered shares, will
be freely tradeable immediately after the merger. Any sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, whether as a result of this distribution or otherwise, could harm the market price of our common stock.

     In addition, ITC Holding Company and Bernard Hodes Group, the owners of approximately 55.6% of our common stock outstanding immediately after the merger, assuming no change in the number of outstanding shares of HeadHunter.NET common stock between the date of this proxy statement/prospectus and the merger, will have registration rights which will allow them to participate in our future public offerings immediately after the merger and to demand registration of their shares for resale after the first anniversary of the merger. Warren L. Bare also has registration rights which allow him to participate in our future public offerings.

     Upon closing of the merger, the vesting of options to purchase our common stock which were outstanding prior to April 15, 2000 will fully accelerate and become immediately exercisable. All of such shares which are not held by affiliates will be freely tradeable, except for options held by Robert M. Montgomery, Jr.

IF THE COSTS ASSOCIATED WITH THE MERGER EXCEED THE BENEFITS REALIZED, WE MAY EXPERIENCE INCREASED LOSSES.

     If the benefits of the merger do not exceed the costs associated with the merger, our financial results could be adversely affected, including increased losses.

THE TRANSITIONAL SERVICES BEING PROVIDED BY BERNARD HODES GROUP MAY NOT BE SUFFICIENT TO MEET OUR NEEDS, AND WE MAY PAY INCREASED COSTS TO REPLACE THOSE SERVICES AFTER OUR ADMINISTRATIVE SERVICES AGREEMENT WITH BERNARD HODES GROUP EXPIRES.

     Bernard Hodes Group has agreed to provide certain transitional services and the services of certain key personnel for up to one year after the closing of the merger. These services may not be provided at the same level as when CareerMosaic was a part of Bernard Hodes Group. After expiration of these arrangements, we may not be able to replace the transitional services in a timely manner or on terms and conditions as favorable as those we received from Bernard Hodes Group. The prices previously charged for these services were made in the context of a parent-subsidiary relationship and may be different from the prices that we may be required to pay third parties for similar services or the costs of similar services if we undertake them ourselves.

WE MAY LOSE THE BENEFITS RESULTING FROM CAREERMOSAIC'S AFFILIATION WITH BERNARD HODES GROUP AND OMNICOM GROUP.

     Prior to the merger, CareerMosaic derives significant benefit from its affiliation with Bernard Hodes Group and Omnicom Group, a leader in the advertising and media buying industry, and their contacts with more than twenty Fortune 100 clients. Because CareerMosaic will no longer be a subsidiary of Bernard Hodes Group, Omnicom Group's and Bernard Hodes Group's incentive to sell services or develop this business may be reduced and CareerMosaic's customers may be less inclined to use CareerMosaic's services. The change in our relationship with Bernard Hodes Group and Omnicom Group may therefore hinder CareerMosaic's ability to establish new relationships and may negatively affect our relationships with CareerMosaic's current customers and partners.

OUR OFFICERS AND DIRECTORS HAVE CONFLICTS OF INTEREST THAT MAY INFLUENCE THEM TO SUPPORT THE MERGER.

     Upon the closing of the merger, options to purchase shares of our common stock which were outstanding prior to April 15, 2000 will fully vest and become immediately exercisable, including options held by executive officers and directors, except those held by for Robert M. Montgomery, Jr. The acceleration of the vesting of their options may have influenced our officers and directors to support the merger when such officers and directors may not have done so otherwise.

UNCERTAINTIES ASSOCIATED WITH THE MERGER MAY CAUSE US TO LOSE KEY PERSONNEL.

     Current and prospective HeadHunter.NET and CareerMosaic employees may experience uncertainty about their future roles with us. This uncertainty may adversely affect our ability to retain key management, sales, marketing and technical personnel, or to attract qualified personnel in the future.

OUR STOCK PRICE IS VOLATILE AND THE VALUE OF THE HEADHUNTER.NET COMMON STOCK ISSUED IN THE MERGER WILL DEPEND ON ITS MARKET PRICE AT THE TIME OF THE MERGER.

     At the closing of the merger, each share of CareerMosaic common stock will be exchanged for 750 shares of our common stock. This exchange ratio will not be adjusted for changes in the market price of our common stock. In addition, neither we nor any other party to the merger agreement may terminate or renegotiate the merger agreement solely because of changes in the market price of our common stock. Consequently, the specific dollar value of our common stock that CareerMosaic stockholders will receive upon the completion of the merger will depend on the market value of our common stock at that time and may increase or decrease from the date of this proxy statement/prospectus. You are urged to obtain recent market quotations for our common stock. We cannot predict or give any assurances as to the market price of our common stock at any time before or after the merger.

     The market price of our common stock, like that of the shares of many other Internet companies, may be volatile. The market price of our common stock may continue to fluctuate significantly in response to various factors, including:

     - variations in quarterly operating results;

     - changes in financial estimates by securities analysts;

     - announcements of significant contracts, milestones, acquisitions, strategic relationships or capital commitments;

     - additions or departures of key personnel;

     - significant sales of our common stock; and

     - fluctuations in stock market price and volume, which are particularly common among securities of Internet companies.

RISKS RELATING TO HEADHUNTER.NET'S BUSINESS

     Our business involves a number of risks, many of which are also applicable to CareerMosaic, which will constitute a significant portion of our business following the merger.

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS AND PROSPECTS DIFFICULT.

     We launched our web site in October 1996 and have substantially modified it since that time. As a result, we have a limited operating history upon which an investor can base an evaluation of our business and prospects. Investors must consider the risks, expenses and problems frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online recruiting. Some of the risks which we may face as an early stage company include our ability to:

     - implement our business model and strategy and adapt them as needed;

     - attract employers, recruiters and job seekers to our web site; and

     - develop strategic relationships with other Internet sites.

     If we fail to successfully manage these risks, expenses and problems, and the other risks described below, current evaluations of our business and prospects may prove to be inaccurate.

WE HAVE A HISTORY OF LOSSES, ANTICIPATE FUTURE LOSSES AND MAY NEVER ACHIEVE PROFITABILITY.

     We have a history of losses and may never be profitable. We incurred net losses of $4.3 million and $10.3 million for the years ended December 31, 1998 and 1999, respectively. As of March 31, 2000, we had an accumulated deficit of approximately $41.6 million. We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to:

     - rapid expansion of sales and other personnel;

     - increased marketing and advertising to strengthen brand awareness;

     - development of strategic relationships with other Internet sites; and

     - continued development of web site and service offerings.

     Our ability to become profitable depends on our ability to generate and maintain greater revenues while incurring reasonable expenses. Our ability to generate greater revenues depends on:

     - our ability to convince employers and recruiters to utilize our web site for their online recruiting needs;

     - the growth of acceptance of the Internet as a recruiting tool;

     - the number of job seekers who visit our web site;

     - our ability to attract and retain sales personnel; and

     - the number of job opportunities and resumes posted on our web site.

     If we do achieve profitability, we cannot be certain that we will be able to sustain or increase profitability on a quarterly or annual basis in the future. Our inability to achieve or maintain profitability or positive cash flow could result in disappointing financial results, impede implementation of our growth strategy or cause the market price of our common stock to decrease.

WE HAVE RECENTLY CHANGED OUR METHOD OF PRICING OUR SERVICES, WHICH MAY DECREASE THE NUMBER OF JOB OPPORTUNITIES AND USERS ON OUR WEB SITE AND MAY RESULT IN DECREASED REVENUE.

     Until recently, employers and recruiters could post a job opportunity on our web site for $20. On April 3, 2000, we increased the price of posting a job opportunity on our web site to $50. As a result of this pricing change, the number of job opportunities posted on our web site may decrease. In the event the number of job opportunities in our database materially decreases, job seekers may find that our web site is not as useful as other online recruiting sites. A decrease in the number of job seekers on our web site may cause employers and recruiters to further reduce the number of job opportunities they post or the additional services that they are willing to purchase. Job seekers may not post their resumes on www.headhunter.net which would reduce the number of employers and recruiters willing to pay to access resumes. These changes may reduce our revenue.

OUR FUTURE REVENUES ARE UNPREDICTABLE, AND OUR FINANCIAL RESULTS MAY FLUCTUATE, WHICH MAY ADVERSELY AFFECT OUR STOCK PRICE.

     Our revenue and results of operations are difficult to predict, and we expect them to fluctuate significantly from quarter to quarter. If our revenue or results of operations fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially. Our revenue and results of operations may fluctuate significantly in response to the following factors, many of which are beyond our control:

     - the cancellation of a significant number of customer accounts;

     - changes in the demand for service offerings;

     - changes in our pricing policies or those of our competitors;

     - the timing and effectiveness of marketing campaigns;

     - the hiring cycles of employers;

     - our ability to hire and retain qualified sales people;

     - seasonal trends in user traffic;

     - introduction of additional, or enhancement of existing, service offerings by us or our competitors;

     - the incurrence of costs related to acquisitions of businesses or technologies;

     - the costs of establishing, and the timing of, strategic relationships;
       and

     - general economic conditions, including the effects of a recession.

ONE OF OUR STRATEGIES IS TO INCREASE AWARENESS OF OUR BRAND, AND IF WE FAIL TO FURTHER DEVELOP SUCH BRAND, WE MAY NOT BE ABLE TO SUSTAIN OR INCREASE THE NUMBER OF EMPLOYERS, RECRUITERS AND JOB SEEKERS USING OUR WEB SITE.

     We believe that maintaining and strengthening our brand is an important aspect of our business. Our brand name is critical in our efforts to sustain or increase the number of employers, recruiters and job seekers who use our web site. We believe that the importance of brand recognition will increase due to the continued growth in the number of competitors entering the online recruiting market. Our ability to promote and position our brand depends largely on the success of our marketing efforts and our ability to effectively satisfy the needs of employers, recruiters and job seekers. To promote our brand, we intend to increase our marketing budget. If we fail to promote successfully and maintain our brand, or if we incur excessive expenses attempting to promote and maintain our brand, we may be unable to implement our business plan and our financial results may suffer.

THE ONLINE RECRUITING MARKET IS INTENSIVELY COMPETITIVE AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST EXISTING AND FUTURE COMPETITORS, WHICH MAY MAKE IT MORE DIFFICULT TO GROW OUR BUSINESS.

     The online recruiting market is highly fragmented and intensely competitive. We compete on the Internet with other online recruiting sites, corporate Internet sites, Internet portal sites, Internet sites that provide their users with access to content, commonly known as Internet content providers, and nonprofit professional organizations. Many of our competitors have longer operating histories in the online recruiting market, exclusive arrangements with significant Internet companies, significantly greater financial, technical and marketing resources, more users and larger databases than we do. We also compete with traditional recruiting methods, such as classified advertising, radio, television and traditional recruiting firms for a share of the total recruiting budgets of employers and recruiters.

     Presently, the barriers to entry by competitors in the market for online recruiting are low. Current and new competitors can launch new Internet sites and add substantial content on their sites at a low cost within a short time period. Therefore, we expect competition to continue to intensify, and the number of competitors could increase significantly in the near future. If we are unable to compete successfully against existing and future competitors, we may not benefit from the projected growth in the online recruiting market.

IF WE LOSE THE SERVICE OF OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, OR IF WE CANNOT RECRUIT AND RETAIN ADDITIONAL SKILLED PERSONNEL, OUR BUSINESS MAY SUFFER.

     We depend on the continued services and performance of Robert M. Montgomery, Jr., our President and Chief Executive Officer, for our future success. We do not have an employment agreement with Mr. Montgomery, and are not the beneficiary of any key person life insurance covering him or any other executive officer.

     Competition for personnel with experience in online recruiting and commerce is intense. If we are unsuccessful in attracting and training new employees, or retaining and motivating our current and future employees, our business could suffer significantly.

WE DO NOT HAVE LONG-TERM AGREEMENTS WITH EMPLOYERS AND RECRUITERS, WHICH MAY CAUSE OUR REVENUES TO FLUCTUATE.

     We derive a substantial majority of our revenues from employers and recruiters that pay to post job opportunities on our web site, to purchase additional services and to access resumes posted on our web site.

Generally, these employers and recruiters post their job opportunities on a monthly basis. They have no obligation to purchase access to resumes or any other service offerings, or to post any job opportunities for more than one month at a time. As a result, an employer or recruiter that generates substantial revenue for us in a particular month may not do so in a later month. We must continually maintain existing accounts and establish and develop new accounts with employers and recruiters. If we fail to do so, our revenue could fluctuate, which may cause us to fail to meet expectations in the marketplace and our stock price may decline.

WE MAY BE UNABLE TO EFFECTIVELY MANAGE OUR RAPID GROWTH, WHICH IS PLACING AND MAY CONTINUE TO PLACE A STRAIN ON OUR RESOURCES.

     We have rapidly expanded our operations and anticipate that further expansion will be required to execute our growth strategy. Our rapid growth has placed significant demands on our management, financial, technical and other resources. These demands are likely to continue and may increase. To manage our future growth, we must adapt to changing business conditions and improve existing systems or implement new systems for our financial and management controls, reporting systems and procedures. In addition, in order to achieve rapid growth, we may acquire technologies or products or enter into strategic alliances. For us to succeed, we must make our existing technology, business and systems work effectively with those of any strategic partners without undue expense, management distraction or other disruptions to its business. If we fail to manage any of the above growth challenges successfully, we may be unable to implement our business plan and our financial results may suffer.

BECAUSE WE DEPEND ON THIRD PARTIES TO FACILITATE ACCESS TO OUR WEB SITE, WE FACE RISKS OF CAPACITY CONSTRAINTS, WHICH COULD INCREASE OUR EXPENSES OR REDUCE OUR REVENUES UNEXPECTEDLY.

     We depend on Internet service providers and other web site operators, which may experience Internet connectivity outages. Such outages may cause users to experience difficulties in accessing our web site. Any system failures at these third parties may cause an interruption in service or a decrease in responsiveness of our web site and may impair users' perceptions of our web site. Any failure to handle current or increased volumes of traffic on our web site may impede our ability to sustain or increase the number of employers, recruiters and job seekers who use our web site.

     We derive a substantial majority of our revenues from employers and recruiters that pay to post their job opportunities and purchase other services. The amounts they are willing to pay for such services depend to a significant degree on the number of job seekers who visit our web site. We depend on the performance, reliability and availability of our web site to attract and retain these job seekers. Capacity constraints could prevent them from accessing our web site for extended periods of time and decrease our traffic. Decreased traffic could result in fewer employers and recruiters posting job opportunities on our web site or purchasing fewer other services. This would result in decreased revenues. In addition, if the number of employers, recruiters and job seekers on our web site increases substantially, we may experience capacity constraints and need to expand or upgrade our technology at a time when we do not have adequate funds to do so, or when that technology is not readily available.

ONE OF OUR GROWTH STRATEGIES IS TO PURSUE ACQUISITIONS AND WE MAY FACE RISKS IN ACQUIRING AND INTEGRATING OTHER BUSINESSES AND TECHNOLOGIES.

     One element of our growth strategy is to acquire other businesses and technologies that we believe will complement our business. Acquiring other businesses and technologies involves numerous risks, including:

     - difficulties in integrating the operations, services, products and personnel of an acquired company;

     - diversion of management's attention from other business concerns;

     - inability to retain and motivate key personnel of the acquired business; and

     - inability to retain clients or goodwill of the acquired business.

     In pursuing acquisitions, we may compete with competitors that may be larger and have greater financial and other resources than we have. Competition for these acquisition targets could result in increased prices of acquisition targets.

     In the future, we may take accounting charges in connection with acquisitions. We cannot guarantee that the costs and expenses actually incurred will not exceed the estimates we use to take the accounting charges.

WE MAY NOT BE ABLE TO PROTECT AND ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH COULD RESULT IN THE LOSS OF OUR RIGHTS, LOSS OF BUSINESS OR INCREASED COSTS.

     Our success and ability to compete depend to a significant degree on our internally developed proprietary technology and on our brand, marks and domain names. We rely on trademark and other intellectual property laws, and on confidentiality and non-disclosure agreements with our employees and third parties, to establish and protect our proprietary rights. We cannot assure you that the steps we have taken to protect our proprietary rights will be adequate or that we will be able to defend our marks or obtain patents for any of our internally developed systems. If we are unable to secure or protect our marks and systems, such failure could result in the loss of our rights to our marks and systems, or the loss of business.

     Third parties may claim that our business activities infringe upon their proprietary rights. From time to time in the ordinary course of business, we have been, and expect to continue to be, subject to claims of infringement of third parties' trademarks and other intellectual property rights. Although such claims have not had a material adverse effect on our business, such claims could subject us to significant liability and result in invalidation of our proprietary rights. These claims could be time-consuming and expensive to defend, even if we ultimately are not found liable and could divert our management's time and attention. In addition, patents recently issued to third parties regarding Internet business processes indicate additional Internet business process patents may be issued in the future. While we do not believe we infringe any existing business process patent, future patents may limit our ability to use processes covered by such patents or expose us to claims of patent infringement or otherwise require us to seek to obtain related licenses. There can be no assurance that such licenses would be available on acceptable terms or at all. The failure to obtain such licenses on acceptable terms could have a material adverse effect on our business, financial condition, results of operations and prospects.

OUR BUSINESS MAY SUFFER IF USERS CONFUSE SIMILAR DOMAIN NAMES WITH
HEADHUNTER.NET.

     We cannot assure you that potential users of our web site will not confuse our domain name with other similar domain names such as headhunters.com, headhunter.org or headhunters.org. If any confusion occurs, we may lose business to a competitor, or some of our users may have negative experiences with these other web sites that they mistakenly associate with us.

OUR ARTICLES OF INCORPORATION, BYLAWS AND SHAREHOLDER PROTECTION RIGHTS AGREEMENT AND GEORGIA LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A TAKEOVER OF US.

     Our articles of incorporation, bylaws and shareholder protection rights agreement contain provisions that could make it more difficult for another company to acquire us, even if that acquisition would benefit our shareholders. Further, we have adopted provisions of Georgia law that could delay, prevent or make more difficult a merger, tender offer or proxy contest involving us. See "Description of HeadHunter.NET Capital Stock."

     In connection with the merger, we will enter into a shareholders' agreement with Bernard Hodes Group and ITC Holding Company, Inc. under which Bernard Hodes Group and ITC Holding Company will vote the shares of our common stock held by each of them to elect nominees selected by them to our board of directors. The shareholders' agreement also prohibits the parties from initiating or participating in a proxy solicitation contest, a tender offer, exchange offer, merger or other business combination transaction not supported by our board of directors for a period of five years. See "Other Agreements -- Shareholders' Agreement."

WE DEPEND ON THE ACCEPTANCE OF THE INTERNET AS A RECRUITING MEDIUM.

     The Internet is a relatively new medium for recruiting, and employers, recruiters and job seekers have not reached any consensus that online recruiting is an effective means for satisfying their recruitment needs. A large number of employers and recruiters have only limited experience in using the Internet for recruitment. They are not yet spending a significant amount of their recruiting budgets on online recruiting or committing to doing so over a long period. As a result, our sales force spends a substantial amount of time and resources retaining existing accounts, and educating employers and recruiters about our services and the online recruiting market. We may be unable to persuade a large number of employers, recruiters and job seekers that our services will satisfy their needs more successfully than traditional recruiting methods. If we cannot meet the needs of employers, recruiters and job seekers or adapt our services to meet their demands, we may be unable to implement our business plan. Further, if the market for online recruiting does not grow as projected we may not be able to grow our business.

OUR MARKET IS SUBJECT TO RAPID CHANGE AND WE MAY NOT SUCCESSFULLY ADAPT TO THIS CHANGE.

     Our market is characterized by rapidly changing technology, introductions and enhancements of competitive services, and changing user demands. Accordingly, our future success depends on our ability to adapt to such rapid changes in technology and improve the features, reliability and functionality of our service offerings in response to our competitors. We cannot assure you that we will succeed in addressing these issues.

WE MAY BECOME SUBJECT TO BURDENSOME GOVERNMENT REGULATION, WHICH MAY ADD ADDITIONAL COSTS TO OPERATING OUR BUSINESS ON THE INTERNET OR DECREASE DEMAND FOR OUR SERVICES.

     We are subject to various laws and regulations relating to our business, although there are few laws or regulations that apply directly to our Internet-based services. However, due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted covering user privacy, freedom of expression, pricing, content, quality of products and services, taxation, advertising, intellectual property rights and information security. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. The nature and effect of any proposed legislation or regulation, or the application or interpretation of existing laws, cannot be fully determined. Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for our services or increase our operational costs.

     The adoption of any such legislation could also dampen the growth in use of the Internet generally and decrease its acceptance as a communications, commercial and advertising medium. Any legislation which has an adverse impact on the growth of the Internet could cause us to incur additional operating expenses or decrease the demand for our services.

BECAUSE OUR BUSINESS INVOLVES THE TRANSMISSION OF INFORMATION, WE MAY INCUR LIABILITY FOR INFORMATION RETRIEVED FROM OR TRANSMITTED OVER THE INTERNET.

     We may be sued for defamation, obscenity, negligence, copyright or trademark infringement or other legal claims relating to information that is posted or made available on our web site. Other claims may be brought based on the nature, publication or distribution of content or based on errors or false or misleading information provided on our web site. We could also be sued for the content that is accessible from our web site through links to other Internet sites. We currently maintain insurance in amounts up to $2.0 million for general aggregate claims and $1.0 million for personal injury claims. Our insurance may not adequately protect us against claims related to information on our web site. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not found liable.

CONCERNS REGARDING SECURITY OF TRANSACTIONS AND TRANSMITTING CONFIDENTIAL INFORMATION OVER THE INTERNET MAY NEGATIVELY IMPACT OUR ELECTRONIC COMMERCE BUSINESS.

     We believe that concern regarding the security of confidential information transmitted over the Internet, such as credit card numbers, prevents many potential customers from engaging in online transactions. If we do not maintain sufficient security features on our web site, our services may not gain market acceptance or there may be additional legal exposure. We have included basic security features in some of our products to protect the privacy and integrity of customer data, such as password requirements to access some data.

     Despite the measures we have taken, our infrastructure is potentially vulnerable to physical or electronic break-ins or similar problems. If a person circumvents our security measures, he or she could misappropriate proprietary information or cause interruptions in our operations. Security breaches that result in access to confidential information could damage our reputation and expose us to a risk of loss or liability. We may be required to make significant investments and efforts to protect against or remedy security breaches. Additionally, as electronic commerce becomes more prevalent, our customers will become more concerned about security. If we do not adequately address these concerns we may incur liability and we may not be able to sustain or increase the number of employers, recruiters and job seekers using our services.

COMPUTER VIRUSES MAY CAUSE OUR SYSTEMS TO INCUR DELAYS OR INTERRUPTIONS AND MAY INCREASE OUR EXPENSES OR LIABILITIES.

     Computer viruses may cause our systems to incur delays or other service interruptions, which may cause us to incur additional operating expenses to correct problems we may experience. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is publicly disclosed, our reputation could be materially damaged and our visitor traffic may decrease. In addition, our sales and marketing efforts could be impeded due to dissatisfaction among employers, recruiters and job seekers. Most general business interruption insurance policies do not cover interruptions caused by computer viruses or hackers. We have not added specific insurance coverage to protect against these risks.

A RECESSION COULD ADVERSELY IMPACT OUR BUSINESS.

     Online recruiting is a relatively new industry and we do not know how sensitive we are to general economic conditions. The level of economic activity and employment in the United States may significantly and adversely affect the demand for online recruiting services. A recession could cause employers and recruiters to reduce or postpone their recruiting efforts generally, and their online recruiting efforts in particular. If a recession or significant economic downturn occurs in the United States, our business could suffer.

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS, WHICH MAY PREVENT US FROM IMPLEMENTING OUR BUSINESS PLAN.

     Based on our current operating plan, we anticipate that our available funds will be sufficient to satisfy our anticipated needs for working capital, including our increased marketing expenses, capital expenditures and business expansion for at least the next 12 months. After that time, or in the event that we do not meet our operating plan, we may need additional capital. Alternatively, we may need to raise additional funds prior to such time in order to fund more rapid expansion, to increase brand development and market awareness, to develop new or enhanced technology, to respond to competitive pressures or to establish strategic relationships. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our shareholders will be diluted. Any new securities could have rights, preferences and privileges senior to those of our common stock.

     We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. Recently, some Internet companies with a history of generating losses apparently have been unable to raise additional financing to fund such continued losses. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, increase brand development and market awareness, develop or enhance our service offerings, respond to competitive pressures or establish strategic relationships.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus and the documents incorporated by reference herein contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of HeadHunter.NET and CareerMosaic, which are based on information currently available to us. Words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely," "potential" or similar expressions are intended to qualify as forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations of HeadHunter.NET set forth under "Summary of the Proxy Statement/Prospectus," "Risk Factors," "Unaudited Pro Forma Combined Financial Information," "The Merger -- Background of the Merger," "-- HeadHunter.NET Reasons for the Merger," "-- CareerMosaic Reasons for the Merger," "-- Opinion of Financial Advisor to HeadHunter.NET," "Information Regarding HeadHunter.NET -- HeadHunter.NET Business," "-- HeadHunter.NET Management's Discussion and Analysis of Financial Condition and Results of Operations," "Information Regarding
CareerMosaic -- CareerMosaic Business," "-- CareerMosaic Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Comparative Per Share Data."

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our actual results may differ materially from those expressed or implied in the forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Shareholders are cautioned not to put undue reliance on any forward-looking statements. We undertake no obligation to update any forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page 14. In addition to other risk factors and other important factors discussed elsewhere in this proxy statement/prospectus and in the documents which are incorporated by reference into this proxy statement/prospectus, you should understand that the following important factors could affect the future results of HeadHunter.NET and could cause actual results to differ materially from those suggested by the forward-looking statements:

     - changes in laws or regulations, including increased government regulation of the Internet and privacy related issues, third party relations and approvals, decisions of courts, regulators and governmental bodies which may adversely affect our business or ability to compete;

     - we may encounter greater than expected costs and difficulties related to combining CareerMosaic's technology with our technology;

     - we may be unable to retain some of our employees after the merger; and

     - other risks and uncertainties as may be detailed from time to time in our public announcements and Securities and Exchange Commission filings.

This list of factors that may affect our performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

                       THE HEADHUNTER.NET ANNUAL MEETING

     HeadHunter.NET's board of directors is furnishing this proxy statement/prospectus to holders of HeadHunter.NET common stock in connection with the solicitation of proxies by the HeadHunter.NET board of directors for use at the annual meeting of HeadHunter.NET shareholders to be held on July 27, 2000, and any adjournment of the meeting.

     This proxy statement/prospectus is first being mailed or given to
HeadHunter.NET shareholders on or about June   , 2000. This proxy
statement/prospectus is also furnished to CareerMosaic stockholders as a prospectus in connection with the issuance by HeadHunter.NET of shares of HeadHunter.NET common stock as contemplated by the merger agreement.

DATE, TIME AND PLACE

     The annual meeting will be held on July 27, 2000 at 9 a.m., local time, at our offices at 333 Research Court, Suite 200, Norcross, Georgia.

MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

     At the annual meeting of HeadHunter.NET shareholders, and any adjournment or postponement of the annual meeting, our shareholders will be asked:

        1. To approve the issuance of 7.5 million shares of HeadHunter.NET common stock in the merger of CareerMosaic into a wholly owned subsidiary of HeadHunter.NET;

        2. To elect three directors in Class II to serve until the 2003 annual meeting of shareholders, two of whom will be replaced by two of the three designees of Bernard Hodes Group if the merger with CareerMosaic occurs;

        3. To approve the HeadHunter.NET, Inc. 2000 Qualified Employee Stock Purchase Plan;

        4. To ratify the selection of Arthur Andersen LLP as HeadHunter.NET's independent auditors to serve for the fiscal year ending December 31, 2000; and

        5. To approve the transaction of such other business as may properly come before the meeting or any adjournment of the meeting.

RECORD DATE

     Only shareholders of record of HeadHunter.NET common stock at the close of business on June 8, 2000, the record date for the annual meeting, are entitled to notice of and to vote at the annual meeting.

VOTING AND REVOCATION OF PROXIES

     We request that HeadHunter.NET shareholders complete, date and sign the accompanying proxy and promptly return it in the accompanying postage-paid envelope. Brokers holding shares in "street name" may vote the shares only if the beneficial owner provides instructions on how to vote. Brokers will provide beneficial owners instructions on how to direct the brokers to vote the shares. All properly executed proxies that HeadHunter.NET receives prior to the vote at the annual meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies. If no direction is indicated, the proxies will be voted (1) for approval of Proposals 1, 2, 3 and 4 and (2) if
HeadHunter.NET did not have notice on or before           , 2000 of any matters
properly brought before the annual meeting, in the sole discretion of the proxies as to such matters. The HeadHunter.NET board of directors does not currently intend to bring any other business before the annual meeting and, to their knowledge, no other matters are to be brought before the annual meeting.

     You may revoke your proxies at any time prior to its use:

        - by delivering to the assistant secretary of HeadHunter.NET a signed notice of revocation or a later-dated, signed proxy; or

        - by attending the annual meeting and voting in person.

     Attendance at the annual meeting is not sufficient to revoke a proxy.

QUORUM; ABSTENTIONS AND BROKER NON-VOTES

     The required quorum for the transaction of business at the annual meeting is a majority of the HeadHunter.NET common stock issued and outstanding on the record date. Abstentions will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum, but will not be counted as votes cast. In the event that a broker, bank, custodian, nominee or other record holder of HeadHunter.NET common stock indicates on a proxy that it does not have discretionary authority to vote shares on a particular matter, which is called a broker non-vote, those shares will not be considered for purposes of determining the number of shares entitled to vote with respect to a particular proposal on which the broker has expressly not voted, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

     Brokers holding shares for beneficial owners cannot vote on the actions proposed in this proxy statement/prospectus without the beneficial owners' specific instructions. Accordingly, you are urged to return the enclosed proxy card marked to indicate their vote.

     With regard to election of directors (1) votes that are withheld will be excluded entirely from the vote and will have no effect and (2) abstentions and broker non-votes will also have no effect since approval by a percentage of the shares present or outstanding is not required.

     Abstentions and broker non-votes will have no effect on the approval of the issuance of the shares of HeadHunter.NET common stock in the merger, the approval of the 2000 Qualified Employee Stock Purchase Plan or the ratification of Arthur Andersen LLP as the independent auditors for the fiscal year ending December 31, 2000.

VOTE REQUIRED

     As of the close of business on June 8, 2000, the record date for the annual
meeting, there were           shares of HeadHunter.NET common stock outstanding
and entitled to vote. Holders of HeadHunter.NET's common stock have one vote per share of HeadHunter.NET common stock owned on the record date. As of the close
of business on the record date, there were approximately           holders of
record of HeadHunter.NET common stock.

     Approval of the issuance of the shares of HeadHunter.NET common stock under the merger agreement requires the affirmative vote of a majority of the votes cast at the annual meeting, provided that a quorum is present.

     As of the record date for the annual meeting, the directors and executive officers of HeadHunter.NET and their affiliates (including ITC Holding Company
and Robert M. Montgomery) owned an aggregate of           shares of
HeadHunter.NET common stock (excluding any shares issuable upon the exercise of
options or warrants), or approximately      % of the total outstanding shares of
HeadHunter.NET common stock. In addition, ITC Holding Company and Mr. Montgomery, who as of the record date for the annual meeting, collectively held
          shares, or approximately      % of the outstanding shares of
HeadHunter.NET common stock, entered into a support agreement with HeadHunter.NET under which they have agreed to vote in favor of the issuance of the shares of HeadHunter.NET common stock under the merger agreement.

     Approval of the election of the three Class II directors requires the affirmative vote of a plurality of the votes cast at the annual meeting, provided a quorum is present.

     Approval of the 2000 Qualified Employee Stock Purchase Plan and ratification of the selection of Arthur Andersen LLP as HeadHunter.NET's independent auditors for the fiscal year ending December 31, 2000 require the affirmative vote of a majority of the votes cast at the annual meeting, provided that a quorum is present.

SOLICITATION OF PROXIES; EXPENSES

     In addition to solicitation by mail, the directors, officers and employees of HeadHunter.NET may solicit proxies from HeadHunter.NET shareholders by telephone, facsimile, email or in person. HeadHunter.NET has retained Corporate Communications to aid in the solicitation of proxies. These services are included in HeadHunters.NET's monthly retainer currently being paid to Corporate Communications. HeadHunter.NET will reimburse Corporate Communications' out-of-pocket expenses in connection with proxy solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending the proxy materials to beneficial owners. HeadHunter.NET will bear its own expenses in connection with the solicitation of proxies for its annual meeting of shareholders, except that HeadHunter.NET and Omnicom Group each will pay one-half of all printing, filing and mailing costs, fees and expenses, other than attorneys' fees, incurred in connection with the registration statement, of which this proxy statement/prospectus is a part.

BOARD RECOMMENDATION

     After careful consideration, the HeadHunter.NET board of directors has determined that the merger is fair to, and in the best interests of, HeadHunter.NET and its shareholders. Accordingly, the HeadHunter.NET board of directors unanimously approved the merger agreement and the merger and unanimously recommends that HeadHunter.NET shareholders vote for approval of the issuance of the shares of HeadHunter.NET common stock in the merger. In considering the recommendation of the HeadHunter.NET board of directors, HeadHunter.NET shareholders should be aware that HeadHunter.NET's directors and officers have interests in the merger that may be different from, or in addition to, their own interests. See "The Merger -- Interests of Executive Officers and Directors of HeadHunter.NET in the Merger" on pages 40 and 41.

     The HeadHunter.NET board of directors also recommends a vote for

     - the three nominees for election as Class II directors, two of whom will be replaced by two of the three designees of Bernard Hodes Group if the merger with CareerMosaic occurs,

     - the approval of the HeadHunter.NET, Inc. 2000 Qualified Employee Stock Purchase Plan, and

     - the ratification of Arthur Andersen LLP as HeadHunter.NET's independent auditors for the fiscal year ending December 31, 2000.

     The matters to be considered at the annual meeting are of great importance to HeadHunter.NET shareholders. Accordingly, HeadHunter.NET shareholders are urged to read and carefully consider the information presented in this proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

                                   PROPOSAL 1

                                   THE MERGER

BACKGROUND OF THE MERGER

     HeadHunter.NET's growth strategy includes possible acquisitions or investment opportunities if we believe they will enable us to accelerate our growth, add new content, develop new technologies or penetrate new markets. On October 4, 1999, Robert M. Montgomery, Jr., the Chief Executive Officer and President of HeadHunter.NET, directed First Union Securities, Inc., HeadHunter.NET's financial advisor, to contact John Wren, the Chief Executive Officer of Omnicom Group Inc., regarding a potential business combination between HeadHunter.NET and CareerMosaic, a division of Bernard Hodes Group, a wholly owned subsidiary of Omnicom Group. HeadHunter.NET identified CareerMosaic as a desirable candidate for acquisition because:

     - CareerMosaic provides a material source for additional resumes, job postings and customers,

     - CareerMosaic provides premium online placement services under a strong brand name that have the potential to assist HeadHunter.NET in its future market penetration and growth,

     - Omnicom Group is a significant participant in Internet businesses and is a desirable strategic partner for HeadHunter.NET, and

     - Bernard Hodes Group is a significant participant in the recruiting business and is a desirable strategic partner for HeadHunter.NET.

     On October 20, 1999, Mr. Montgomery and representatives of First Union Securities met with Mr. Wren, Bernard Hodes, President and Chief Executive Officer of Bernard Hodes Group, and Alan Schwartz, Executive Vice President, Chief Operating Officer, and Chief Financial Officer of Bernard Hodes Group. At this initial meeting, the parties discussed the trends in the online recruiting industry and the possible benefits of a potential merger between HeadHunter.NET and CareerMosaic, and determined that it may be desirable to further explore a potential business combination between HeadHunter.NET and CareerMosaic. Subsequently, the parties entered into a mutual confidentiality agreement and initiated a limited exchange of information.

     On November 22, 1999, Mr. Montgomery met with Ms. Kimberley E. Thompson, a director and Secretary of HeadHunter.NET, and William H. Scott, III, Chairman of the HeadHunter.NET board of directors, to discuss the possible business combination with CareerMosaic. Representatives of First Union Securities and Mark W. Partin, Chief Financial Officer of HeadHunter.NET and Craig Stamm, Vice President-Business Development of HeadHunter.NET, also attended the meeting.

     On November 23, 1999, Mr. Montgomery and representatives of First Union Securities met again with Mr. Schwartz from Bernard Hodes Group and three representatives from Omnicom Group -- Mr. Wren, Randall J. Weisenburger, Chief Financial Officer of Omnicom Group, and John C. Doolittle, Chief Financial Officer, Americas of Diversified Agency Services, a subsidiary of Omnicom Group. In that meeting, the parties continued discussions about a possible business combination between HeadHunter.NET and CareerMosaic that would have resulted in the shareholders of HeadHunter.NET and the stockholders of CareerMosaic each owning approximately 50% of the combined company. The board of directors of HeadHunter.NET held a telephonic meeting the following day and authorized the HeadHunter.NET management team to proceed with negotiations with Omnicom Group and Bernard Hodes Group on the basis of the terms discussed.

     Subsequent to November 24, 1999, however, both HeadHunter.NET and Omnicom Group began to focus on other opportunities and operational matters. As a result, on December 9, 1999, HeadHunter.NET notified Omnicom Group of its desire to terminate discussions regarding the possible business combination.

     In early January, Mr. Montgomery re-initiated discussions with Mr. Weisenburger relating to the possible business combination on substantially the same financial terms as had been discussed previously. In a meeting on January 21, 2000 held among Messrs. Montgomery, Partin and Stamm of HeadHunter.NET, representa-tives of First Union Securities, and Messrs. Doolittle and Schwartz, and Joseph Fortunato, Senior Vice President of Finance of Bernard Hodes Group, it was agreed that each party would conduct first phase due diligence over the next two weeks and formal due diligence requests were exchanged.

     Also in late January, at the HeadHunter.NET board of directors' regular meeting, Mr. Montgomery updated the members of the board regarding the status of discussions. Both parties proceeded with their due diligence investigation over the next several weeks and held several collective discussions regarding the first phase due diligence request list as well as other aspects of the due diligence process and CareerMosaic's business.

     On February 24, 2000, Alston & Bird LLP, outside counsel to HeadHunter.NET, sent out a first draft of a definitive merger agreement for the proposed transaction. Over the next two weeks, HeadHunter.NET management and representatives from Alston & Bird negotiated legal documents and business issues with Omnicom Group, Bernard Hodes Group and their counsel, Jones, Day, Reavis & Pogue.

     During the week of March 15, 2000, Messrs. Montgomery and Scott met with Messrs. Weisenburger and Doolittle to discuss the integration plan for the combined company and the outstanding business issues. The parties were unable, however, to agree upon the remaining business issues, including the terms of the agency agreement between Bernard Hodes Group and HeadHunter.NET, CareerMosaic's revenue levels in the last quarter of 1999, and the exchange ratio of the merger.

     On March 23, 2000, Mr. Montgomery, after informally consulting all of HeadHunter.NET's board members, called Mr. Weisenburger to inform him that representatives of HeadHunter.NET would meet with representatives of Bernard Hodes Group in New York during the week of April 3, 2000 to further discuss the vision of the combined company and its post-merger relationship with Bernard Hodes Group. Following the meeting and throughout the next two weeks until April 14, 2000, the parties negotiated and agreed upon the final exchange ratio and the terms of the merger agreement, the agency agreement and the other agreements.

     On April 15, 2000, the board of directors of HeadHunter.NET held a special meeting to consider the merger. Also in attendance were Messrs. Stamm and Partin, and representatives of First Union Securities and Alston & Bird. Representatives of First Union Securities delivered its opinion regarding the fairness of consideration paid in the merger agreement discussed under the heading "--Opinion of Financial Advisor to HeadHunter.NET" below. Representatives of Alston & Bird discussed the terms of the merger agreement with members of the board and advised the board of its fiduciary duties under Georgia law. After discussion, the board unanimously approved the issuance of HeadHunter.NET common stock pursuant to the merger agreement and the other transactions contemplated in the merger agreement, and approved the submission of the merger and the issuance of 7.5 million shares of HeadHunter.NET common stock in connection with the merger to the HeadHunter.NET shareholders for their approval.

     During the same time, the parties finalized all diligence and legal documentation. The merger was jointly announced by HeadHunter.NET and Omnicom Group during the morning of April 17, 2000.

HEADHUNTER.NET REASONS FOR THE MERGER

     At the meeting held on April 15, 2000, the board of directors of HeadHunter.NET concluded that the merger consideration to be paid pursuant to the merger agreement was fair to HeadHunter.NET and its shareholders and unanimously approved the issuance of HeadHunter.NET common stock pursuant to the merger, and approved the submission of the merger and the issuance of 7.5 million shares of HeadHunter.NET common stock to the HeadHunter.NET shareholders for their approval . The decision of the board of directors of HeadHunter.NET was based upon several potential benefits of the merger and other factors which it believes could contribute to the success of the combined company and thus inure to the benefit of HeadHunter.NET shareholders, including the following, the order of which does not necessarily reflect their relative significance:

     - the combination materially increases HeadHunter.NET's number of resumes, job postings and customers;

     - the combination of our and CareerMosaic's brand recognition will enable HeadHunter.NET to move decisively toward our key strategic goal of increasing the number of job seekers using our online recruiting service, which in turn may increase the number of employers and recruiters willing to use our service;

     - the merger combines two of the leading providers of online recruiting service with strengths in different primary customer segments -- HeadHunter.NET with small businesses and recruiters, and CareerMosaic with Fortune 100 companies and advertising agencies;

     - the combination of two leading providers of online recruiting solutions will give the combined company greater scale, which will better position it to establish strategic relationships with other Internet based companies;

     - the merger will provide HeadHunter.NET with a strategic relationship with Omnicom Group, which owns some of the leading companies in the disciplines of advertising, marketing services, specialty communications, interactive media, and media buying services;

     - the combination of HeadHunter.NET's and CareerMosaic's businesses will allow for economies of scale in technology expenditures;

     - the merger will broaden the combined companies' offerings of online recruiting services; and

     - the combined companies will be able to recognize operating synergies in marketing and administrative resources.

     In addition to benefits arising from the combined companies, the HeadHunter.NET board favorably noted the following, the order of which does not necessarily reflect their relative significance:

     - the financial condition, results of operations and business of HeadHunter.NET and CareerMosaic before and after giving effect to the merger and the determination by the HeadHunter.NET board of the merger's effect on shareholder value;

     - the receipt of the opinion of First Union Securities that the consideration in the merger is fair, from a financial point of view, to the holders of HeadHunter.NET common stock; and

     - the terms of the merger agreement and other related agreements.

     The HeadHunter.NET board also identified and considered a number of potentially negative factors in its deliberations concerning the merger including the following:

     - the challenges associated with integrating companies and the risk that the potential benefits of the merger may not be realized;

     - the possibility that the merger may not be completed, even if approved by the HeadHunter.NET shareholders, and the negative impact the failure to consummate the merger might have on HeadHunter.NET's stock price;

     - HeadHunter.NET's ability to enter into future strategic relationships;

     - HeadHunter.NET's ability to retain key CareerMosaic employees; and

     - other applicable risks described in this proxy statement/prospectus under the heading "Risk Factors."

     The HeadHunter.NET board of directors also took special note of the interest of the executive officers and directors in the merger as discussed under the heading "--Interests of Executive Officers and Directors of HeadHunter.NET in the Merger" below.

     The HeadHunter.NET board concluded, however, that, on balance, the merger's potential benefits to HeadHunter.NET and its shareholders outweighed the associated risks. The discussion of the information and factors considered by the HeadHunter.NET board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, the HeadHunter.NET board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

CAREERMOSAIC REASONS FOR THE MERGER

     The decision by Bernard Hodes Group and Omnicom Group to approve the merger agreement was based upon various factors, including the following:

     - combining CareerMosaic with a company whose business is solely on-line recruiting will provide a sharper strategic focus, which in turn could improve the future prospects of the business;

     - the combined company would have greater scale than CareerMosaic; and

     - the combined company would have the opportunity to realize revenues and cost savings synergies.

OPINION OF FINANCIAL ADVISOR TO HEADHUNTER.NET

     Pursuant to an engagement letter dated September 22, 1999, HeadHunter.NET retained First Union Securities, Inc., a subsidiary of First Union Corporation, to act as its financial advisor with respect to, among other things, a potential acquisition of CareerMosaic. In connection with the consideration by HeadHunter.NET's board of directors of the merits of the proposed merger of HeadHunter.NET and CareerMosaic, HeadHunter.NET requested First Union Securities to perform, under the terms of the engagement letter, various financial analyses and deliver to the board of directors an opinion of First Union Securities based on such analyses.

     THE FULL TEXT OF SUCH WRITTEN OPINION OF FIRST UNION SECURITIES DATED APRIL 15, 2000, IS ATTACHED HERETO AS ANNEX B AND SETS FORTH CERTAIN IMPORTANT QUALIFICATIONS, ASSUMPTIONS MADE, MATTERS CONSIDERED, AREAS OF RELIANCE ON OTHERS, AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION. THE FIRST UNION SECURITIES OPINION WAS DIRECTED TO THE BOARD OF DIRECTORS OF HEADHUNTER.NET FOR ITS CONSIDERATION IN CONNECTION WITH THE PROPOSED MERGER, RELATES ONLY TO THE FAIRNESS OF THE CONSIDERATION PAID FOR THE CAREERMOSAIC COMMON STOCK IN THE MERGER FROM A FINANCIAL POINT OF VIEW AND DOES NOT ADDRESS ANY OTHER ASPECTS OF THE MERGER. THE SUMMARY DESCRIPTION OF THE FIRST UNION SECURITIES OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SUCH OPINION, ATTACHED HERETO AS ANNEX B AND INCORPORATED HEREIN BY REFERENCE, AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THE PROXY MATERIAL. FIRST UNION SECURITIES HAS CONSENTED TO THE USE OF ITS OPINION IN CONNECTION WITH THIS JOINT PROXY STATEMENT/PROSPECTUS.

     In arriving at its opinion, First Union Securities, among other things:

     - reviewed the financial terms of the merger as set forth in the merger agreement;

     - reviewed certain business, financial and other information, including financial forecasts, regarding HeadHunter.NET and CareerMosaic that was publicly available, including HeadHunter.NET's publicly available filings with the Securities and Exchange Commission, or furnished to First Union Securities by members of HeadHunter.NET's and CareerMosaic's management, and discussed with such management teams their respective company's business prospects and financial forecasts;

     - considered certain financial data related to HeadHunter.NET and CareerMosaic, and compared that data with similar data for publicly held companies in businesses similar to those of HeadHunter.NET and CareerMosaic, as well as relative to one another;

     - considered the financial terms of certain other mergers and acquisitions that First Union Securities deemed relevant; and

     - considered such other information, financial studies, analyses and investigations as well as financial and economic and market criteria that First Union Securities deemed relevant.

     Representatives of First Union Securities participated in the meeting of the board of directors of HeadHunter.NET held on April 15, 2000, and at which the board of directors discussed and approved the merger. At the meeting, First Union Securities delivered its opinion to the HeadHunter.NET board of directors that based upon and subject to its review of the foregoing financial and other information, First Union Securities' analyses described below, its experience as an investment banking firm and other factors First Union Securities deemed relevant, but subject to the limitations set forth below and in reliance upon the assumptions set forth below, the consideration paid for the acquisition of CareerMosaic was, as of April 15, 2000, fair from a financial point of view to the holders of HeadHunter.NET common stock.

     In connection with its review, First Union Securities relied upon the accuracy and completeness of the foregoing financial and other information and did not assume any responsibility for any independent verification of such information. With respect to CareerMosaic's historical financial statements that First Union Securities reviewed and that First Union Securities pointed out to HeadHunter.NET's board were unaudited at the time First Union Securities presented its opinion to HeadHunter.NET's board, First Union Securities assumed that those financial statements presented fairly, in all material respects, the financial position of CareerMosaic as of the date to which they referred and the results of CareerMosaic's operations and CareerMosaic's cashflows for the respective periods then ended in conformity with generally accepted accounting principles. With respect to the financial forecasts for HeadHunter.NET and CareerMosaic provided to First Union Securities, First Union Securities assumed that the financial forecasts had been reasonably prepared on bases reflecting the best available estimates and judgments of HeadHunter.NET's and CareerMosaic's management teams as to the future financial performance of their respective companies and that such forecasts provided a reasonable basis upon which First Union Securities could form its opinion. First Union Securities did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of HeadHunter.NET or CareerMosaic, nor was First Union Securities furnished with any such appraisals. HeadHunter.NET and CareerMosaic imposed no limitations on First Union Securities with respect to the investigations made or procedures followed by First Union Securities.

     First Union Securities based its opinion on economic, market, financial and other conditions as those conditions existed and could be evaluated as of the date of the opinion and on the information made available to First Union Securities as of the date of the opinion. Accordingly, although subsequent developments may affect its opinion, First Union Securities did not assume and does not have any obligation to update, revise or reaffirm its opinion. First Union Securities assumed that the merger will be consummated in accordance with the terms described in the merger agreement, without any waiver of any material terms or conditions. First Union Securities assumed further that the voting, standstill and lock-up agreements to be executed by ITC Holding Company, Inc. will have no adverse impact on the value of ITC Holding Company's interest in HeadHunter.NET. First Union Securities' opinion does not address the relative merits of the merger or the other business strategies considered by the board of HeadHunter.NET, nor does it address the board's decision to proceed with the merger. The merger agreement is filed as Annex A hereto and the terms in the merger agreement and the conditions to HeadHunter.NET's obligations thereunder should be reviewed and understood by holders of HeadHunter.NET common stock in connection with their consideration of the merger.

     Set forth below is a brief summary of selected analyses presented by First Union Securities to the board of HeadHunter.NET on April 15, 2000, in connection with First Union Securities' opinion.

  Relative Revenue Contribution Analysis

     First Union Securities performed a relative revenue contribution analysis to determine what percentage of gross revenue and net revenue have historically been and are projected to be contributed by HeadHunter.NET and CareerMosaic on a pro forma combined basis. The net revenue calculation accounts for commissions paid for wholesale revenue generated from agency business. For HeadHunter.NET, these commissions were immaterial.

     - Gross Revenue -- First Union Securities analyzed the relative contribution by HeadHunter.NET and CareerMosaic on a pro forma combined basis by annualizing each company's gross revenue in the fourth quarter of 1999(LQA), projected for the first quarter of 2000 and the first two months of 2000 and by looking at projected gross revenue for all of 2000. The analysis concluded that:

        - on an LQA basis, HeadHunter.NET contributed 48.1% and CareerMosaic contributed 51.9%;

        - on an estimated first quarter 2000 annualized basis, HeadHunter.NET contributed 55.8% and CareerMosaic contributed 44.2%;

        - on an estimated January and February 2000 annualized basis, HeadHunter.NET contributed 54.5% and CareerMosaic contributed 45.5%; and

        - on a projected 2000 basis, HeadHunter.NET contributed 52.6% and CareerMosaic contributed 47.4%.

     The median of the four relative gross revenue contribution metrics indicated HeadHunter.NET contributing 53.5% and CareerMosaic contributing 46.5% of total gross revenue on a pro forma combined basis. First Union Securities noted that this analysis, taken together with all of its analyses, supports the position that the terms of the merger are fair from a financial point of view to the holders of HeadHunter.NET common stock.

     - Net Revenue -- First Union Securities analyzed the relative contribution by HeadHunter.NET and CareerMosaic on a pro forma combined basis by annualizing each company's net revenue in the fourth quarter of 1999
       (LQA), projected for the first quarter of 2000 and the first two months of 2000 and by looking at projected net revenue for all of 2000. The analysis concluded that:

        - on an LQA basis, HeadHunter.NET contributed 53.5% and CareerMosaic contributed 46.5%;

        - on an estimated first quarter 2000 annualized basis, HeadHunter.NET contributed 62.6% and CareerMosaic contributed 37.4%;

        - on an estimated January and February 2000 annualized basis, HeadHunter.NET contributed 62.0% and CareerMosaic contributed 38.0%; and

        - on a projected 2000 basis, HeadHunter.NET contributed 58.3% and CareerMosaic contributed 41.7%.

     The median of the four relative net revenue contribution metrics indicated HeadHunter.NET contributing 60.2% and CareerMosaic contributing 39.8% of total net revenue on a pro forma combined basis. First Union Securities noted that this analysis, taken together with all of its analyses, supports the position that the terms of the merger are fair from a financial point of view to the holders of HeadHunter.NET common stock.

                                 HEADHUNTER.NET
                       RELATIVE CONTRIBUTION ANALYSIS (1)
                                ($ IN THOUSANDS)

                                                                                             PRO FORMA
                                       HEADHUNTER.NET              CAREERMOSAIC              COMBINED
                                       --------------      +       ------------      =       ---------
Gross Billings -- LQA................     $15,792                    $17,048                  $32,840
Relative Contribution................        48.1%                      51.9%                   100.0%
Gross Billings -- Q1'00(E)
  Annualized.........................     $24,663                    $19,500                  $44,163
Relative Contribution................        55.8%                      44.2%                   100.0%
Gross Billings -- Jan00/Feb00(E)
  Annualized.........................     $23,322                    $19,500                  $42,822
Relative Contribution................        54.5%                      45.5%                   100.0%
Gross Billings -- FY00(E)............     $34,744                    $31,288                  $66,032
Relative Contribution................        52.6%                      47.4%                   100.0%
                                          -------                    -------                  -------
Median Relative Contribution.........        53.5%                      46.5%                   100.0%
                                          =======                    =======                  =======
Net Revenue -- LQA...................     $15,792                    $13,720                  $29,512
Relative Contribution................        53.5%                      46.5%                   100.0%
Net Revenue -- Q1'00(E) Annualized...     $24,663                    $14,716                  $39,379
Relative Contribution................        62.6%                      37.4%                   100.0%
Net Revenue -- Jan00/Feb00(E)
  Annualized.........................     $23,322                    $14,274                  $37,596
Relative Contribution................        62.0%                      38.0%                   100.0%
Net Revenue -- FY00(E)...............     $34,744                    $24,809                  $59,553
                                          -------                    -------                  -------
Relative Contribution................        58.3%                      41.7%                   100.0%
                                          =======                    =======                  =======
Median Relative Contribution.........        60.2%                      39.8%                   100.0%
                                          =======                    =======                  =======

---------------

(1) Net revenue accounts for commissions paid for wholesale revenue generated from agency business. For HeadHunter.NET, these commissions were immaterial.

  Comparable Public Company Analysis

     - HeadHunter.NET, Inc. -- Using publicly available information and information provided by HeadHunter.NET, First Union Securities compared the historical and projected financial performance of HeadHunter.NET to the corresponding performance of a comparable group of publicly-traded online recruiting companies that First Union Securities deemed to be similar to HeadHunter.NET. These comparable companies were Careerbuilder, Inc., HotJobs.com, Ltd. and TopJobs.net, Plc. In comparing HeadHunter.NET's financial performance to that of the comparable companies, First Union Securities made the following observations, among others:

        - HeadHunter.NET had latest quarter annualized (LQA) revenue of $15.8 million compared to the median LQA revenue of $18.8 million for the comparable companies;

        - HeadHunter.NET had a projected 2000 revenue growth rate of 275.5% compared to the median 2000 revenue growth rate of 136.4% for the comparable companies; and

        - HeadHunter.NET had 1999 gross margins of 98.4% compared to the median 1999 gross margins of 83.2% for the comparable companies.

                         COMPARABLE COMPANIES ANALYSIS
                     ($ IN MILLIONS, EXCEPT PER SHARE DATA)

                                                             MARKET DATA
                                      ----------------------------------------------------------

                                        4/13/00      PRICE AS %     SHARES              ADJUSTED
COMPANY NAME                             PRICE         OF 52-        OUT.       MKT.     MARKET
LATEST QTR.-FYE              TICKER     LOW-HIGH     WEEK HIGH    (MILS.)(1)   VALUE    VALUE(2)
---------------              ------   ------------   ----------   ----------   ------   --------
Careerbuilder, Inc.*.......   CBDR       $2.88          14.4%        23.8      $ 68.4    $  4.8
 12/31/99 Dec.                         2.88-20.00
HotJobs.com, Ltd...........   HOTJ       12.31          25.6         31.7       390.5     253.7
 12/31/99 Dec.                         7.50-48.00
TopJobs.net, Plc...........   TJOB        8.13          38.4         10.0        81.5      65.9
 12/31/99 Mar.                         4.50-21.19
Low........................
Mean.......................
Median.....................
High.......................

HeadHunter.NET(4)..........   HHNT       $14.94         61.3         12.6       188.2     157.7
 12/31/99 Dec.                        10.13-24.38

                                      FINANCIAL INFORMATION                     VALUATION DATA
                             ---------------------------------------   ---------------------------------
                                                                                 ADJUSTED MARKET VALUE/
                                      REVENUE                          2000(E)           REVENUE
COMPANY NAME                 --------------------------   1999 GROSS   REVENUE   -----------------------
LATEST QTR.-FYE               LQA    1999    2000(E)(3)     MARGIN     GROWTH     LQA    1999    2000(E)
---------------              -----   -----   ----------   ----------   -------   -----   -----   -------
Careerbuilder, Inc.*.......  $18.8   $14.9     $30.3         55.1%      103.0%    0.3x    0.3x    0.2x
 12/31/99 Dec.
HotJobs.com, Ltd...........   34.4    20.7      48.9         83.2       136.4     7.4x   12.3x    5.2x
 12/31/99 Dec.
TopJobs.net, Plc...........    9.5     6.0      16.8         91.2       181.1     6.9x   11.0x    3.9x
 12/31/99 Mar.
Low........................  $ 9.5   $ 6.0     $16.8         55.1%      103.0%    0.3x    0.3x    0.2x
Mean.......................   20.9    13.9      32.0         76.5%      140.2%    7.1x   11.6x    4.6x
Median.....................   18.8    14.9      30.3         83.2%      136.4%    7.1x   11.6x    4.6x
High.......................   34.4    20.7      48.9         91.2%      181.1%    7.4x   12.3x    5.2x
HeadHunter.NET(4)..........   15.8     9.3      34.7         98.4       275.5    10.0x   17.0x    4.5x
 12/31/99 Dec.

---------------

(1) Fully diluted shares outstanding.
(2) Market value of equity plus net debt.
(3) Estimates obtained from various research reports. Calendarized to reflect December year end.
(4) Financial information obtained from management. As of December 31, 1999, cash on the balance sheet was approximately $21.1 million. First Union Securities has added an additional $9.4 million of cash resulting from the exercising of all outstanding options and warrants.
 * Excluded from mean and median adjusted market value/revenue multiples. Recent financial performance and revenue growth significantly below others in comparable companies group.

     In order to arrive at an implied valuation for HeadHunter.NET, First Union Securities calculated the adjusted market value, defined as aggregate equity value plus debt less cash and cash equivalents, of the comparable companies as a multiple of LQA revenue, 1999 revenue, and 2000 projected revenue.

     First Union Securities noted that in calculating its median multiples for the comparable companies, it excluded the multiples of Careerbuilder, Inc. because Careerbuilder's recent financial performance and revenue growth were substantially lower than that of HeadHunter.NET and the rest of the comparable companies. An analysis of the multiples of adjusted market value to LQA revenue yielded a range of multiples from 0.3x to 7.4x, with a median multiple of 7.1x for the comparable companies (excluding Careerbuilder's multiple of 0.3x). An analysis of the multiples of adjusted market value to 1999 revenue yielded a range of multiples from 0.3x to 12.3x, with a median multiple of 11.6x for the comparable companies (excluding Careerbuilder's multiple of 0.3x). An analysis of the multiples of adjusted market value to projected 2000 revenue yielded a range of multiples from 0.2x to 5.2x, with a median multiple of 4.6x for the comparable companies (excluding Careerbuilder's multiple of 0.2x). First Union Securities applied the median LQA and projected 2000 revenue multiples for the comparable companies (excluding Careerbuilder's multiples) to the corresponding financial metrics of HeadHunter.NET to calculate the implied adjusted market value of HeadHunter.NET. This analysis indicated a median implied adjusted market value of HeadHunter.NET of approximately $135.5 million.

           MEDIAN VALUATION BASED UPON COMPARABLE COMPANIES ANALYSIS
                                ($ IN THOUSANDS)

                                                                                           ADJUSTED
                                                                             MEDIAN         MARKET
CAPITALIZATION RATE                                            HHNT         MULTIPLE        VALUE
-------------------                                           -------   X   --------   =   --------
Adj. MV/LQA Net Revenue.....................................  $15,792            7.1       $112,844
Adj. MV/FY00(E) Net Revenue.................................   34,744            4.6        158,215
                                                                                           --------
Median Implied Adjusted Market Value........................                               $135,530

     - CareerMosaic -- Using information provided by CareerMosaic, First Union Securities compared the historical and projected financial performance of CareerMosaic to the corresponding performance of the same group of publicly-traded online recruiting companies that First Union Securities deemed to be similar to HeadHunter.NET. In comparing CareerMosaic's financial performance to that of the comparable companies, First Union Securities made the following observations, among others:

        - CareerMosaic had LQA revenue of $13.7 million compared to the median LQA revenue of $18.8 million for the comparable companies; and

        - CareerMosaic had a projected 2000 revenue growth rate of 81.5% compared to the median 2000 revenue growth rate of 136.4% for the comparable companies.

                         COMPARABLE COMPANIES ANALYSIS
                     ($ IN MILLIONS, EXCEPT PER SHARE DATA)

                                                             MARKET DATA
                                      ----------------------------------------------------------

                                        4/13/00      PRICE AS %     SHARES              ADJUSTED
COMPANY NAME                             PRICE         OF 52-        OUT.       MKT.     MARKET
LATEST QTR.-FYE              TICKER     LOW-HIGH     WEEK HIGH    (MILS.)(1)   VALUE    VALUE(2)
---------------              ------   ------------   ----------   ----------   ------   --------
Careerbuilder, Inc.*.......   CBDR    $       2.88      14.4%        23.8      $ 68.4    $  4.8
 12/31/99 Dec.                          2.88-20.00
HotJobs.com, Ltd...........   HOTJ           12.31      25.6         31.7       390.5     253.7
 12/31/99 Dec.                          7.50-48.00
TopJobs.net, Plc...........   TJOB            8.13      38.4         10.0        81.5      65.9
 12/31/99 Mar.                          4.50-21.19
Low:.......................
Mean:......................
Median:....................
High:......................

                                      FINANCIAL INFORMATION                     VALUATION DATA
                             ---------------------------------------   ---------------------------------
                                                                                 ADJUSTED MARKET VALUE/
                                      REVENUE                          2000(E)           REVENUE
COMPANY NAME                 --------------------------   1999 GROSS   REVENUE   -----------------------
LATEST QTR.-FYE               LQA    1999    2000(E)(3)     MARGIN     GROWTH     LQA    1999    2000(E)
---------------              -----   -----   ----------   ----------   -------   -----   -----   -------
Careerbuilder, Inc.*.......  $18.8   $14.9     $30.3         55.1%      103.0%    0.3x    0.3x    0.2x
 12/31/99 Dec.
HotJobs.com, Ltd...........   34.4    20.7      48.9         83.2       136.4     7.4x   12.3x    5.2x
 12/31/99 Dec.
TopJobs.net, Plc...........    9.5     6.0      16.8         91.2       181.1     6.9x   11.0x    3.9x
 12/31/99 Mar.
Low:.......................  $ 9.5   $ 6.0     $16.8         55.1%      103.0%    0.3x    0.3x    0.2x
Mean:......................   20.9    13.9      32.0         76.5%      140.2%    7.1x   11.6x    4.6x
Median:....................   18.8    14.9      30.3         83.2%      136.4%    7.1x   11.6x    4.6x
High:......................   34.4    20.7      48.9         91.2%      181.1%    7.4x   12.3x    5.2x

---------------

(1) Fully diluted shares outstanding.
(2) Market value of equity plus net debt.
(3) Estimates obtained from various research reports. Calendarized to reflect December year end.
 * Excluded from mean and median adjusted market value/revenue multiples. Recent financial performance and revenue growth significantly below others in comp group.

     In order to arrive at an implied valuation for CareerMosaic, First Union Securities used the adjusted market value of the comparable companies as a multiple of LQA revenue, 1999 revenue and 2000 projected revenue described above in the last paragraph on page 35. First Union Securities applied the median LQA and projected 2000 revenue multiples for the comparable companies, excluding Careerbuilder's multiples, to the corresponding financial metrics of CareerMosaic to calculate the implied adjusted market value of CareerMosaic. This analysis indicated a median implied adjusted market value of CareerMosaic of approximately $105.5 million.

           MEDIAN VALUATION BASED UPON COMPARABLE COMPANIES ANALYSIS
                                ($ IN THOUSANDS)

                                                                      MEDIAN                 ADJUSTED
CAPITALIZATION RATE                        CAREERMOSAIC              MULTIPLE              MARKET VALUE
-------------------                        ------------      X       --------      =       ------------
Adj. MV/LQA Net Revenue..................    $13,720                    7.1                  $ 98,038
Adj. MV/FY00(E) Net Revenue..............     24,809                    4.6                   112,973
                                                                                             --------
Median Implied Adjusted Market...........                                                    $105,505

     First Union Securities noted that this analysis, taken together with all of its analyses, supports the position that the terms of the merger are fair from a financial point of view to the holders of HeadHunter.NET common stock.

  Comparable Acquisitions Analysis

     - HeadHunter.NET, Inc. -- Using publicly available information, First Union Securities reviewed selected merger and acquisition transactions between companies that First Union Securities believed to have similar characteristics to HeadHunter.NET. These comparable transactions included:

        - CMGI, Inc.'s acquisition of Tallan, Inc.;

        - CMGI, Inc.'s acquisition of FlyCast Communications Corporation;

        - CMGI, Inc.'s acquisition of AdForce, Inc.;

        - Go2Net, Inc.'s acquisition of Dogpile, LLC;

        - Go2Net, Inc.'s acquisition of Authorize.Net; and

        - Multex.com, Inc.'s acquisition of Market Guide, Inc.

     First Union Securities compared the adjusted market value of the acquired companies as implied by the consideration paid in each transaction to the corresponding latest twelve months revenue for the acquired companies. This analysis indicated that adjusted market value as a multiple of latest twelve months revenue ranged from 14.7x to 30.9x with a median of 22.0x.

                   RECENT COMPARABLE MERGERS AND ACQUISITIONS
                                ($ IN THOUSANDS)

                                          LATEST TWELVE
                                              MONTHS
                                         ----------------
TARGET /                                           GROSS    EQUITY MARKET   ADJ. MKT. VALUE      AMV/
ACQUIRING COMPANY                        REVENUE   MARGIN     VALUE(MV)        (AMV)(1)       LTM REVENUE
-----------------                        -------   ------   -------------   ---------------   -----------
TALLAN, INC.
    CMGI, Inc (2/00)...................  $53,941    43.3%    $1,150,000       $1,139,908          21.1x
FLYCAST COMMUNICATIONS CORP.
    CMGI, Inc. (9/99)..................   27,330    28.0        690,000          624,655          22.9x
ADFORCE, INC.
    CMGI, Inc. (9/99)..................   14,511    28.6        500,000          437,457          30.1x
DOGPILE, LLC
    Go2Net, Inc. (8/99)................    1,771    85.6         55,000           54,767          30.9x
AUTHORIZE.NET(2)
    Go2Net, Inc. (7/99)................    5,669    96.0         90,500           88,878          15.7x
MARKET GUIDE, INC.
    Multex.com, Inc. (6/99)............   10,097    63.7        149,620          148,363          14.7x
                                         Low:                                                     14.7x
                                         Mean:                                                    22.6x
                                         Median:                                                  22.0x
                                         High:                                                    30.9x

---------------

(1) Adjusted market value equals equity value plus net debt.
(2) Revenue was annualized as of nine months ended June 30, 1999.

     First Union Securities applied the median latest twelve months revenue multiple for the comparable acquisitions to HeadHunter.NET's LQA revenue and applied a 41.7% discount relating to the significant decrease in public market valuations of companies similar to HeadHunter.NET since the date of the most recent comparable acquisition. The analysis indicated an implied adjusted market value of $202.6 million for HeadHunter.NET.

        MEDIAN VALUATION BASED UPON COMPARABLE MERGERS AND ACQUISITIONS
                                ($ IN THOUSANDS)

                                                                      MEDIAN                 ADJUSTED
CAPITALIZATION RATE                      HEADHUNTER.NET              MULTIPLE              MARKET VALUE
-------------------                      --------------      X       --------      =       ------------
Adj. MV/LQA Net Revenue................     $15,792                      22.0x               $347,334
Less: 41.7% Discount for Recent Market
  Activity(1)..........................                                                       144,699
                                                                                             --------
Implied Adjusted Market Value Based
  Upon Median Multiple.................                                                      $202,635
                                                                                             ========

---------------

(1) The 41.7% discount was determined by calculating the change in the trading level of HeadHunter.NET's peer group Index between February 14, 2000 and April 13, 2000.

     - CareerMosaic -- First Union Securities utilized the same group of comparable acquisitions to determine an implied adjusted market value for CareerMosaic that were used in HeadHunter.NET's comparable acquisitions analysis. First Union Securities compared the adjusted market value of the acquired companies as implied by the consideration paid in each transaction to the corresponding latest twelve months revenue for the acquired companies. This analysis indicated that adjusted market value as a multiple of latest twelve months revenue ranged from 14.7x to 30.9x with a median of 22.0x. First

    Union Securities applied the median latest twelve months revenue multiple for the comparable acquisitions to CareerMosaic's LQA revenue and applied a 41.7% discount relating to the significant decrease in public market valuations of companies similar to CareerMosaic since the date of the most recent comparable acquisition. The analysis indicated an implied adjusted market value of $176.0 million for CareerMosaic.

        MEDIAN VALUATION BASED UPON COMPARABLE MERGERS AND ACQUISITIONS
                                ($ IN THOUSANDS)

                                                                       MEDIAN                ADJUSTED
CAPITALIZATION RATE                          CAREERMOSAIC             MULTIPLE             MARKET VALUE
-------------------                          ------------      X      --------      =      ------------
Adj. MV/LQA Net Revenue....................    $13,720                  22.0x                $301,762
Less: 41.7% Discount for Recent Market
  Activity(1)..............................                                                   125,714
                                                                                             --------
Implied Adjusted Market Value Based Upon
  Median Multiple..........................                                                  $176,048
                                                                                             ========

---------------

(1) The 41.7% discount was determined by calculating the change in the trading level of CareerMosaic's publicly traded peer group Index between February 14, 2000 and April 13, 2000.

     First Union Securities noted that this analysis, taken together with all of its analyses, supports the position that the terms of the merger are fair from a financial point of view to the holders of HeadHunter.NET common stock.

  Implied Exchange Ratio Analysis

     - Comparable Public Company Analysis -- First Union Securities utilized the comparable public company valuations of $135.5 million and $105.5 million for HeadHunter.NET and CareerMosaic, respectively, to calculate an implied exchange ratio. The analysis yielded an implied exchange ratio of
       1.000 to 0.778, compared to the exchange ratio of 1.000 to 0.667 implied by the terms of the merger calculated on a fully diluted basis. First Union Securities noted that this analysis, taken together with all of its analyses, supports the position that the terms of the merger are fair from a financial point of view to the holders of HeadHunter.NET common stock.

     - Comparable Acquisitions Analysis -- First Union Securities utilized the comparable acquisition valuations of $202.6 million and $176.0 million for HeadHunter.NET and CareerMosaic, respectively, to calculate an implied exchange ratio. The analysis yielded an implied exchange ratio of
       1.000 to 0.869, compared to the exchange ratio of 1.000 to 0.667 implied by the terms of the merger calculated on a fully diluted basis. First Union Securities noted that this analysis, taken together with all of its analyses, supports the position that the terms of the merger are fair from a financial point of view to the holders of HeadHunter.NET common stock.

                          RELATIVE VALUATION ANALYSIS
                                ($ IN THOUSANDS)

                         COMPARABLE COMPANIES ANALYSIS

                                                                  CAREERMOSAIC
                       HEADHUNTER.NET                            MEDIAN ADJUSTED
                MEDIAN ADJUSTED MARKET VALUE                      MARKET VALUE
                          $135,530                                  $105,505
------------------------------------------------------------  ---------------------
Exchange Ratio Based Upon Median Valuation..................  1.000     :     0.778
Exchange Ratio Implied by a 60/40 Transaction...............  1.000     :     0.667

                        COMPARABLE ACQUISITIONS ANALYSIS

                                                                  CAREERMOSAIC
                       HEADHUNTER.NET                            MEDIAN ADJUSTED
                MEDIAN ADJUSTED MARKET VALUE                      MARKET VALUE
                          $202,635                                  $176,048
------------------------------------------------------------  ---------------------
Exchange Ratio Based Upon Median Valuation..................  1.000     :     0.869
Exchange Ratio Implied by a 60/40 Transaction...............  1.000     :     0.667

     First Union Securities did not utilize the leveraged buyout analysis in its valuation of HeadHunter.NET and CareerMosaic because in First Union Securities' judgment the nature and limited operating history of the two companies would make a leveraged buyout unlikely. First Union Securities did not perform an accretion/dilution analysis because earnings are currently not a measure of value in HeadHunter.NET's and CareerMosaic's industry segment. Additionally, given HeadHunter.NET's and CareerMosaic's high growth rates and volatility of cashflows, First Union Securities decided that the discounted cash flow analysis would not accurately reflect HeadHunter.NET's and CareerMosaic's current valuations.

     While the foregoing summary describes the analyses and examinations that First Union Securities deemed material in arriving at its opinion, the summary does not purport to be a comprehensive description of all analyses and examinations actually conducted by First Union Securities. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description; and selecting portions of the analyses and of the factors considered by First Union Securities, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in the presentation of First Union Securities to the board of HeadHunter.NET on April 15, 2000. In addition, First Union Securities may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be First Union Securities' view of the actual value of HeadHunter.NET and CareerMosaic. To the contrary, First Union Securities expressed no opinion on the actual value of HeadHunter.NET and CareerMosaic, and its opinion extends only to the belief expressed by First Union Securities that from a financial point of view the consideration paid for CareerMosaic in the merger is within the range of values that might fairly be ascribed to HeadHunter.NET and CareerMosaic from both a relative contribution and relative valuation perspective.

     In performing its analyses, First Union Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of HeadHunter.NET and CareerMosaic. The analyses performed by First Union Securities are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. First Union Securities used in its analyses various projections of future performance prepared by the management of HeadHunter.NET and CareerMosaic. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain or accurate as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

     As described above, the opinion of First Union Securities and the presentation to the board summarized above were among the many factors taken into consideration by the board in making its determination to approve, and to recommend that HeadHunter.NET's shareholders approve, the merger. First Union Securities does not, however, make any recommendation to holders of HeadHunter.NET common stock (or to any other person or entity) as to whether such shareholders should vote for or against the issuance of stock in the merger.

     Pursuant to the engagement letter between First Union Securities and HeadHunter.NET, HeadHunter.NET agreed to pay First Union Securities a retainer fee of $50,000 and a fee of $350,000 upon the delivery of the opinion to the board as described above. These fees were not conditioned on the outcome of First Union Securities' opinion or whether HeadHunter.NET or its board deemed such opinion favorable or unfavorable. In addition, if HeadHunter.NET and CareerMosaic effect the merger on the terms set forth in the merger agreement, the engagement letter requires HeadHunter.NET to pay First Union Securities a transaction fee equal to 1.25% of the consideration paid for the acquisition of CareerMosaic up to and including $100,000,000 plus 1.0% of the consideration paid for the acquisition of CareerMosaic in excess of $100,000,000, with the value of the consideration being determined by the average of the last sale prices for HeadHunter.NET common stock on the last 20 trading days before the closing of the merger. HeadHunter.NET will be obligated to pay the transaction fee only if HeadHunter.NET and CareerMosaic successfully complete the merger. Accordingly, the payment of a substantial majority of First Union Securities' total fee is subject to consummation of the merger. Assuming the successful consummation of the merger and that the average of the last sale prices for HeadHunter.NET common stock on the last 20 trading days before the closing of the merger was $12.00, the transaction fee payable by HeadHunter.NET to First Union Securities would be approximately $1,125,000. The engagement letter also requires HeadHunter.NET to reimburse First Union Securities for its reasonable out-of-pocket expenses and for HeadHunter.NET to indemnify First Union Securities, its affiliates and their respective directors, agents, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of First Union Securities' engagement.

     First Union Securities is a nationally recognized firm and an affiliate of First Union Corporation and, as part of its investment banking activities, regularly engages in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. HeadHunter.NET selected First Union Securities as its financial advisor on the basis of First Union Securities' experience and expertise in transactions similar to the merger, its prior work on behalf of HeadHunter.NET and its reputation in the technology industry. First Union Securities and its affiliates may maintain business relationships with HeadHunter.NET, Omnicom Group, ITC Holding Company and their respective affiliates. In the past, First Union Securities or its affiliates have performed certain investment banking services for HeadHunter.NET and its affiliates, including acting as managing underwriter of the initial public offering of HeadHunter.NET common stock in August 1999, and received customary fees and commissions for such services. In the ordinary course of business, First Union Securities or its affiliates may actively trade the debt and equity securities of HeadHunter.NET, Omnicom Group and their respective affiliates for the account of First Union Securities or any of its affiliates or for the account of customers and, accordingly, may hold a long or short position in such securities.

INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS OF HEADHUNTER.NET IN THE MERGER

     In considering the recommendation of the HeadHunter.NET board, you should be aware of the interests that our executive officers and directors have in the merger. There will be a full acceleration of vesting of stock options granted prior to April 15, 2000 that are held by our executive officers and directors upon the closing of the merger, except for options held by Robert M. Montgomery, Jr., our Chief Executive Officer and President. Mr. Montgomery has voluntarily agreed to waive the acceleration of all of his options.

     The acceleration of vesting of stock options granted under the HeadHunter.NET, Inc. 1998 Long-Term Incentive Plan will occur at the effective time of the merger in accordance with the terms of the plan. Options granted under the HeadHunters, L.L.C. Employee Common Unit Option Plan and assumed by HeadHunter.NET do not by their terms accelerate at the effective time of the merger, but the board of directors of HeadHunter.NET approved an acceleration of such options at its April 15, 2000 meeting approving the merger and related issuance of shares. The board approved this acceleration because it concluded that it was in the best interests of HeadHunter.NET to treat all of its option holders the same.

     Set forth below is a chart summarizing the effects of the acceleration of the options on each executive officer and director:

NAME OF EXECUTIVE                              NUMBER OF SHARES            WEIGHTED AVERAGE EXERCISE
OFFICER OR DIRECTOR                     SUBJECT TO ACCELERATING OPTIONS   PRICE OF ACCELERATING OPTION
-------------------                     -------------------------------   ----------------------------
William H. Scott......................                8,000                          $ 3.90
Mark W. Partin........................              101,000                            2.12
Judith G. Hackett.....................               40,000                            4.00
James R. Canfield.....................              110,000                            2.43
C. Eric Presley.......................               40,000                            3.25
J. Douglas Cox........................                8,000                            3.90
Burton G. Goldstein...................                8,000                            4.65
Donald W. Weber.......................                8,000                            4.65
Michael G. Misikoff...................               12,000                            4.10
Kimberley E. Thompson.................               12,000                            4.10
Mark W. Fouraker......................               32,000                            4.68
Jay M. Myer...........................              100,000                           14.25

     In considering the fairness of the merger to HeadHunter.NET shareholders, the HeadHunter.NET board took into account these interests. These interests are different from and in addition to the interests as shareholders of HeadHunter.NET.

TREATMENT OF CAREERMOSAIC COMMON STOCK IN THE MERGER

     In the merger, each share of CareerMosaic common stock will be exchanged for 750 shares of HeadHunter.NET common stock.

ACCOUNTING TREATMENT OF THE MERGER

     We will account for the merger using the purchase method of accounting for a business combination. Under this method of accounting, the assets and liabilities of CareerMosaic, including intangible assets will be recorded at their fair market value and included in our financial statements. The results of operations and cash flows of CareerMosaic will be included in our financials prospectively as of the completion of the merger.

REGULATORY APPROVALS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, our acquisition of CareerMosaic may not be completed until notifications have been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. HeadHunter.NET and CareerMosaic each filed a pre-merger notification and report form with the FTC and the Antitrust Division on May 16, 2000. The obligations of each of HeadHunter.NET and CareerMosaic to complete the merger are subject to the condition that any applicable waiting period under the Hart-Scott-Rodino Act will have expired without action by the Antitrust Division or the FTC to prevent completion of the merger. See "The Merger
Agreement -- Conditions to Completion of the Merger" on pages 49 and 50.

     At any time before the effective time of the merger, the Department of Justice, the FTC or a private person or entity could seek under antitrust laws, among other things, to enjoin the merger and any time after the effective time of the merger, to cause us to divest, in whole or in part, of the surviving corporation of the merger or of businesses conducted by the surviving corporation of the merger. There can be no assurance that a challenge to the merger will not be made or that we will prevail if a challenge is made.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary discusses the material federal income tax consequences of the merger. Neither HeadHunter.NET nor CareerMosaic has requested a ruling from the Internal Revenue Service or an opinion from counsel regarding the tax consequences of the merger and the summary below is not based on any such ruling or opinion. The summary is based on the Internal Revenue Code of 1986, as amended, applicable U.S.

Treasury regulations under the Internal Revenue Code, administrative rulings and judicial authority, all as of the date of this prospectus/proxy statement. All of the foregoing authorities are subject to change, and any changes could affect the continuing validity of this summary. The summary assumes that the holders of CareerMosaic common stock hold their shares as a capital asset. The summary does not address the tax consequences that may be applicable to particular CareerMosaic stockholders in light of their individual circumstances or to CareerMosaic stockholders who are subject to special tax rules, like tax-exempt organizations, dealers in securities, financial institutions, insurance companies, non-United States persons, stockholders who acquired shares of CareerMosaic common stock from the exercise of options or otherwise as compensation or through a qualified retirement plan or as part of a straddle, hedge, or conversion transaction. Further, this summary does not address any issues related to intercompany transactions or changes in accounting methods that may result from the merger. This summary also does not address any consequence arising under the tax laws of any state, local or foreign jurisdiction.

     If the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then:

        (1) Except as discussed in (4) below regarding cash received instead of a fractional share of HeadHunter.NET common stock, a CareerMosaic stockholder will recognize no gain or loss upon the exchange of CareerMosaic common stock for HeadHunter.NET common stock in the merger.

        (2) The tax basis of HeadHunter.NET common stock to be received by CareerMosaic stockholders who exchange their shares of CareerMosaic common stock for HeadHunter.NET common stock in the merger will be the same as the aggregate tax basis of CareerMosaic common stock surrendered in the exchange, less the basis of any fractional shares of HeadHunter.NET common stock settled by cash payment.

        (3) The holding period of HeadHunter.NET common stock received by a CareerMosaic stockholder in the merger will include the holding period of CareerMosaic common stock surrendered in the exchange.

        (4) The payment of cash to CareerMosaic stockholders in lieu of a fractional share of HeadHunter.NET common stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the exchange and then were redeemed by HeadHunter.NET. These cash payments will be treated as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a) of the Internal Revenue Code. A CareerMosaic stockholder who receives cash in lieu of a fractional share of HeadHunter.NET common stock will generally recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of the CareerMosaic stockholder's tax basis in CareerMosaic common stock allocable to the fractional share interest.

        (5) No gain or loss will be recognized by HeadHunter.NET, CareerMosaic or Resume Acquisition Corporation.

     The summary above does not address the tax consequences of transactions effectuated prior or subsequent to, or concurrently with the merger, in particular, the transfer of assets by Bernard Hodes Group prior to the merger to CareerMosaic and the impact of the merger on such earlier transfer. If the transfer of assets to CareerMosaic is not treated as a transfer governed by Internal Revenue Code Section 351, then Bernard Hodes Group will have gain or loss upon the transfer of the assets in a manner similar to the merger not qualifying as a tax-free transaction. In addition, any stockholders of CareerMosaic that received, or will receive prior to the merger, their shares of CareerMosaic stock for their services or as compensation will generally have ordinary income at the time of the receipt of the shares of CareerMosaic stock equal to their value at such time. Accordingly, the fact that the merger may qualify as tax-free under the Code will have little or no consequence to them.

     THIS DISCUSSION IS ONLY A GENERAL SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. THE TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE DIFFERENT FROM THOSE SUMMARIZED ABOVE, BASED ON YOUR INDIVIDUAL SITUATION. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX

CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

NASDAQ NATIONAL MARKET

     It is a condition to the completion of the merger that the shares of HeadHunter.NET common stock to be issued in the merger be listed on the Nasdaq National Market. HeadHunter.NET will file a notification form for listing of additional shares in a timely fashion prior to the closing.

RESALES OF HEADHUNTER.NET COMMON STOCK ISSUED IN CONNECTION WITH THE MERGER

     HeadHunter.NET common stock issued in connection with the merger will be freely transferable, except for shares issued to Bernard Hodes Group. Bernard Hodes Group presently intends to reduce its stock ownership in HeadHunter.NET following the merger consistent with its intent not to exert influence over the management or policies of HeadHunter.NET. Under the terms of the merger agreement, Bernard Hodes Group will have the right to sell under this proxy statement/prospectus that number of shares of HeadHunter.NET it owns that would reduce its share ownership to less than 20% of the outstanding shares of HeadHunter.NET. These shares may be sold under this proxy statement/prospectus for a period of one year. Thereafter, Bernard Hodes Group will have registration rights with respect to the remainder of its shares and up to 1% of the total outstanding shares of HeadHunter.NET will be tradeable by Bernard Hodes Group during any three-month period under Rule 144 of the Securities Act of 1933.

NO APPRAISAL RIGHTS

     Neither HeadHunter.NET shareholders nor CareerMosaic stockholders will have appraisal rights under applicable law.

                              THE MERGER AGREEMENT

     The following information describes material aspects of the merger agreement and related agreements. This description does not provide a complete description of all the terms and conditions of the merger agreement and related agreements. It is qualified in its entirety by the copies of the merger agreement and the shareholders agreement attached as annexes to this proxy statement/prospectus. The merger agreement and the shareholders agreement are incorporated herein by reference. You are urged to read the annexes in their entirety.

GENERAL

     The merger agreement provides for the acquisition of CareerMosaic by HeadHunter.NET pursuant to the merger of CareerMosaic into a wholly owned subsidiary of HeadHunter.NET, Resume Acquisition Corporation. Resume Acquisition Corporation will be the surviving corporation resulting from the merger and will remain a wholly owned subsidiary of HeadHunter.NET.

THE EXCHANGE RATIO AND TREATMENT OF CAREERMOSAIC COMMON STOCK

     If the merger is completed, and you are a holder of CareerMosaic common stock, you will receive 750 shares of HeadHunter.NET common stock in exchange for each share of CareerMosaic common stock.

     The actual market value of a share of HeadHunter.NET common stock at the effective time of the merger and at the time certificates for those shares are delivered to CareerMosaic stockholders may be more or less than the value of a share of HeadHunter.NET common stock at the time the parties executed the merger agreement. You are urged to obtain current market quotations for HeadHunter.NET common stock. See "Market Price Information" on pages 62 and 63.

NO FRACTIONAL SHARES

     No fractional shares of HeadHunter.NET common stock will be issued in connection with the merger. Instead, each CareerMosaic stockholder will receive cash in an amount equal to the fraction of the share they would have received multiplied by the average of the last sales price for one share of HeadHunter.NET common stock for the ten trading days immediately prior to the effective time of the merger on the Nasdaq National Market as reported by Bloomberg's Financial Service.

EFFECTIVE TIME OF THE MERGER

     Subject to the conditions to the obligations of the parties to effect the merger, the merger will become effective on the date and at the time specified in the certificate of merger reflecting the merger to be filed with the Secretary of State for the State of Delaware. Unless HeadHunter.NET, and Bernard Hodes Group, Omnicom Group and CareerMosaic agree otherwise, they will use their reasonable best efforts to cause the merger to become effective the first business day following the effective date of the last required consent of any regulatory authority or the date on which the HeadHunter.NET shareholders approve the issuance of the shares of HeadHunter.NET common stock in the merger, whichever is later.

     HeadHunter.NET, Bernard Hodes Group, Omnicom Group and CareerMosaic currently anticipate that the merger will become effective early in the third quarter of 2000. We cannot assure you that the necessary shareholder and regulatory approvals of the merger will be obtained or that other conditions to completion of the merger can or will be satisfied. Either HeadHunter.NET or Bernard Hodes Group may terminate the merger agreement if the merger is not completed by September 16, 2000, unless it is not completed because of the breach of the merger agreement by the party seeking termination or its affiliates. See "The Merger Agreement -- Conditions to Completion of the Merger" on pages 49 and 50 and "The Merger Agreement -- Termination" on page 50.

EXCHANGE OF CERTIFICATES

     The merger agreement provides that promptly after the merger is completed, each former CareerMosaic stockholder should mail such stockholder's certificates representing shares of CareerMosaic common stock to HeadHunter.NET, attention Mark W. Partin.

     The merger agreement provides that after a CareerMosaic stockholder surrenders to HeadHunter.NET the certificates for CareerMosaic common stock duly endorsed for transfer as HeadHunter.NET may reasonably require, HeadHunter.NET or its transfer agent will mail such stockholder a certificate or certificates representing the number of shares of HeadHunter.NET common stock to which such former CareerMosaic stockholder is entitled and a check for the amount to be paid in lieu of any fractional share (without interest), if any. HeadHunter.NET will not be obligated to deliver the merger consideration to any former CareerMosaic stockholder until such stockholder has surrendered the CareerMosaic stock certificates.

     The merger agreement provides that if any CareerMosaic stockholder's stock certificate has been lost, stolen, or destroyed, HeadHunter.NET or its transfer agent will issue the shares of HeadHunter.NET common stock and any cash in lieu of fractional shares upon the stockholder's submission of an affidavit claiming the certificate to be lost, stolen, or destroyed by the stockholder of record and any other documents necessary to evidence and effect the exchange.

     The merger agreement provides that at the time the merger becomes effective, the stock transfer books of CareerMosaic will be closed to CareerMosaic stockholders and no transfer of shares of CareerMosaic common stock by any stockholder will thereafter be made or recognized. Until surrendered for exchange, after the effective time of the merger each certificate representing shares of CareerMosaic common stock will represent only the right to receive the merger consideration discussed above. If permitted by law, former stockholders of CareerMosaic will be entitled to vote after the effective time of the merger at any meeting of HeadHunter.NET shareholders the number of whole shares of HeadHunter.NET common stock into which their respective shares of CareerMosaic common stock are converted, regardless of whether they have exchanged their certificates for certificates representing HeadHunter.NET common stock.

OTHER AGREEMENTS

     At the effective time of the merger, J. Douglas Cox, Donald W. Weber and Michael G. Misikoff will resign from the HeadHunter.NET board of directors and the remaining directors, Robert M. Montgomery, Jr., William H. Scott, III, Burton B. Goldstein, Jr. and Kimberley E. Thompson shall appoint three directors who will be designated by Omnicom Group, subject to HeadHunter.NET's approval, prior to the effective time of the merger or shortly thereafter.

     Simultaneously with the execution of the merger agreement, HeadHunter.NET approved a shareholder protection rights agreement and agreed not to terminate or amend such agreement prior to the effective time of the merger. See "Other Agreements -- Shareholder Protection Rights Agreement" on pages 52 through 54.

     Concurrently with the execution of the merger agreement, ITC Holding
Company Inc. and Robert M. Montgomery, Jr., who collectively own        % of the
issued and outstanding HeadHunter.NET common stock as of the record date, entered into a support agreement with HeadHunter.NET and Bernard Hodes Group under which ITC Holding Company and Mr. Montgomery agreed to vote all of the shares they beneficially own in favor of the issuance of the shares of HeadHunter.NET common stock in the merger and against any other takeover proposal at the annual meeting of HeadHunter.NET shareholders. See "Other Agreements -- Support Agreement" on page 54.

     At the effective time of the merger, the following agreements will be entered into among the parties listed beside such agreement:

     - shareholders' agreement among HeadHunter.NET, Omnicom Group, Bernard Hodes Group Inc. and ITC Holding Company;

     - administrative services agreement between Bernard Hodes Group and HeadHunter.NET;

     - registration rights agreement among HeadHunter.NET, Bernard Hodes Group and ITC Holding Company;

     - credit agreement between Omnicom Finance, Inc. and HeadHunter.NET;

     - agency agreement between HeadHunter.NET and Bernard Hodes Group;

     - non-competition agreement between Bernard Hodes Group and HeadHunter.NET;

     - indemnity agreements between HeadHunter.NET and each of the three directors to be designated by Omnicom Group prior to the effective time of the merger or shortly thereafter as newly appointed directors of HeadHunter.NET; and

     - indemnification agreement between HeadHunter.NET and each of ITC Holding Company and Bernard Hodes Group.

     Additional information about each of the above agreements can be found under the heading "Other Agreements" below.

     HeadHunter.NET also agreed to amend its bylaws to set the size of its board of directors to seven members and to require the approval of at least two-thirds of directors to increase or decrease the size of the board by board action.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains representations and warranties of CareerMosaic, Bernard Hodes Group, Omnicom Group, HeadHunter.NET and Resume Acquisition Corporation. In addition to other matters, the representations relate to:

     - each party's organization, existence, good standing, corporate power and similar corporate matters;

     - authorization, execution, delivery, required filings and consents and performance and the enforceability of the merger agreement and related matters;

     - capitalization of CareerMosaic, HeadHunter.NET and Resume Acquisition Corporation;

     - absence of conflicts, violations and defaults under their corporate charters and bylaws and other agreements and documents;

     - HeadHunter.NET and CareerMosaic financial statements;

     - absence of undisclosed liabilities of HeadHunter.NET and CareerMosaic;

     - absence of certain changes in HeadHunter.NET's and CareerMosaic's businesses;

     - tax matters of HeadHunter.NET and CareerMosaic;

     - material assets of HeadHunter.NET and CareerMosaic;

     - material contracts of HeadHunter.NET and CareerMosaic;

     - intellectual property of HeadHunter.NET and CareerMosaic;

     - environmental matters of HeadHunter.NET and CareerMosaic;

     - compliance with laws by HeadHunter.NET and CareerMosaic;

     - labor matters of HeadHunter.NET and CareerMosaic;

     - employee benefit plans of HeadHunter.NET and CareerMosaic;

     - litigation against HeadHunter.NET and CareerMosaic; and

     - accuracy of information provided in connection with this proxy statement/prospectus.

COVENANTS

     The merger agreement obligates HeadHunter.NET and CareerMosaic to conduct their respective businesses only in the usual, regular and ordinary course before the merger becomes effective and imposes some limitations on their respective operations. These limitations generally include agreements by HeadHunter.NET and CareerMosaic not to:

     - amend their respective charters, bylaws or other governing instruments;

     - incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $2,000,000 for HeadHunter.NET or $100,000 for CareerMosaic except in the ordinary course of business;

     - acquire or exchange any shares, or any securities convertible into any shares, of their respective capital stock or declare or pay any dividend or make any other distribution in respect of their respective capital stock;

     - with some exceptions set forth in the merger agreement, including the issuance of CareerMosaic common stock to employees of CareerMosaic and Bernard Hodes Group, issue, sell, pledge, encumber, authorize the issuance of or otherwise permit to become outstanding, any additional shares of common stock or the capital stock of any subsidiary, or any stock appreciation rights, options, warrants, or other equity rights;

     - adjust, split, combine or reclassify any of their capital stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of their respective common stock;

     - sell, lease, mortgage or otherwise dispose of or encumber any shares of its capital stock or any material asset other than in the ordinary course of business for reasonable and adequate consideration;

     - subject to limited exceptions, grant any increase in compensation or benefits to their respective employees, officers or directors, except in accordance with the ordinary course of business consistent with past practice;

     - enter into or amend any severance or employment agreement with any officer that the party does not have the unconditional right to terminate without liability;

     - adopt any new employee benefit plan or make any material changes to any existing employee benefit plans;

     - make significant changes in any tax or accounting methods or systems of internal accounting controls;

     - commence or settle any litigation other than in the ordinary course of business;

     - subject to limited exceptions, enter into, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims; or

     - take any action that would cause their respective representations and warranties to no longer be true and correct in all material respects.

     The parties to the merger agreement have also agreed not to take any action that would materially adversely affect their ability to obtain any consents required for the merger or materially adversely affect their ability to perform their covenants under the merger agreement.

     Until the merger agreement is terminated, the HeadHunter.NET board of directors has agreed that it will not authorize or cause HeadHunter.NET to enter into a letter of intent or agreement relating to any "takeover proposal" unless such agreement would not prevent completion of the merger and the holders of CareerMosaic common stock are treated in the same manner as the HeadHunter.NET shareholders. Nothing in the merger agreement prevents HeadHunter.NET from disclosing its position in response to a tender offer under the rules under the Securities Exchange Act of 1934 or the HeadHunter.NET board of directors from withdrawing or modifying its recommendation of the merger to the HeadHunter.NET shareholders, provided that the failure to do so would result in a breach of the fiduciary duties of the members of the HeadHunter.NET board of directors to the HeadHunter.NET shareholders under Georgia law.

     Under the merger agreement, "takeover proposal" means any inquiry, proposal or offer from any person relating to any:

     - sale, lease, exchange, transfer or other disposition of at least 30% of the assets of HeadHunter.NET and its subsidiaries, taken as a whole, or

     - merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, tender offer, exchange offer or other similar transaction the result of which is that HeadHunter.NET's shareholders immediately prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction.

EMPLOYEE MATTERS

     Following the merger, HeadHunter.NET will prevent Resume Acquisition Corporation from taking any action during the first year after the closing that results in an employee of CareerMosaic receiving compensation and benefits that, in the aggregate, are less favorable than the compensation and benefits received by similarly situated employees of HeadHunter.NET.

DIRECTOR AND OFFICER INDEMNIFICATION AND INSURANCE

     The merger agreement provides that, after the completion of the merger, all rights of indemnification and advancement of expenses and similar rights existing in favor of present and former officers, directors, employees and agents of CareerMosaic under specified agreements of CareerMosaic shall survive the merger and continue in full force and effect in accordance with their terms. The merger agreement also provides that, for six years after the completion of the merger, HeadHunter.NET will cover each of CareerMosaic's nominees to the HeadHunter.NET board of directors with the directors' and officers' liability insurance currently maintained by HeadHunter.NET.

INDEMNIFICATION

     HeadHunter.NET will indemnify Bernard Hodes Group and its affiliates and representatives for any claims, losses or liabilities resulting from or based on HeadHunter.NET's or Resume Acquisition Corporation's material breach of any representation or warranty contained in the merger agreement or any material breach of any covenant contained in the merger agreement. Omnicom Group and Bernard Hodes Group will jointly indemnify HeadHunter.NET, Resume Acquisition Corporation and their affiliates and representatives for any:

     - claims, losses or liabilities resulting from or based on Omnicom's, Bernard Hodes Group's or CareerMosaic's material breach of any representation or warranty contained in the merger agreement or any material breach of any covenant contained in the merger agreement;

     - losses arising out of any tax liability resulting from the failure of the contribution of assets to CareerMosaic by Bernard Hodes Group to qualify for tax-free treatment; and

     - losses arising out of any tax liability incurred by HeadHunter.NET as the result of CareerMosaic being a member of the Omnicom Group affiliated group filing a consolidated federal income tax return.

     Subject to limited exceptions specified in the merger agreement, the representations, warranties and covenants of the parties survive the closing of the merger until April 1, 2001. No party may make a claim for indemnification until the total of all indemnifiable losses exceeds $1,000,000 and then such party may make a claim for the entire amount of all indemnifiable losses incurred by such party. In addition, the maximum amount that any party will have to indemnify is $35,000,000, unless the indemnification claim is based on:

     - the intentional misrepresentation, intentional breach of warranty or fraud;

     - HeadHunter.NET's claim for indemnification for losses arising out of a tax liability incurred by HeadHunter.NET as a result of CareerMosaic being a member of the Omnicom Group affiliated group filing a consolidated return;

     - HeadHunter.NET's claim for indemnification for losses arising out of any tax liability resulting from the failure of the contribution of assets to CareerMosaic by Bernard Hodes Group to qualify for tax-free treatment; or

     - breaches of certain specified representations and warranties relating to tax, environmental and employee benefits matters.

CONDITIONS TO COMPLETION OF THE MERGER

     HeadHunter.NET, Resume Acquisition Corporation, Omnicom Group, Bernard Hodes Group and CareerMosaic are required to complete the merger only after the satisfaction of specified conditions. These conditions include:

     - the shareholders of HeadHunter.NET common stock must approve the issuance of the shares of HeadHunter.NET common stock in the merger;

     - the parties to the merger agreement must receive the required regulatory approvals;

     - the representations and warranties of the parties to the merger agreement as set forth in the merger agreement must be accurate as of the date of the merger agreement and as of the date the merger becomes effective in all material respects;

     - the shares of HeadHunter.NET common stock to be issued in the merger are approved for listing on the Nasdaq National Market;

     - the parties to the merger agreement must perform all agreements and comply with all covenants set forth in the merger agreement in all material respects;

     - the parties to the merger agreement must receive all other consents that may be required to complete the merger or to prevent any default under any contract or permit which would be reasonably likely to have, individually or in the aggregate, a material adverse effect on HeadHunter.NET or CareerMosaic;

     - the absence of any law or order or any action taken by any court, governmental, or regulatory authority of competent jurisdiction prohibiting or restricting the merger or making it illegal; and

     - the parties to the merger agreement shall execute and deliver each of the following agreements, to the extent a party thereto (each of the following agreements is discussed in more detail under the heading "Other Agreements" below):

           - shareholders' agreement;

           - administrative services agreement;

           - registration rights agreement;

           - credit agreement;

           - agency agreement;

        - non-competition agreement, and

        - indemnity agreements.

     In addition, HeadHunter.NET is not required to complete the merger if CareerMosaic has net revenues of less than $4,700,000 for the quarter ending June 30, 2000. Bernard Hodes Group is not required to complete the merger if HeadHunter.NET has net revenues of less than $7,050,000 for the quarter ending June 30, 2000.

     Except for shareholder approval and certain legal or regulatory requirements, these conditions may be waived by the beneficiary of them, including in the case of HeadHunter.NET, after shareholder approval.

     HeadHunter.NET cannot assure you as to when or if all of the conditions to the merger can or will be satisfied or waived by the party permitted to do so. If the merger is not effected on or before September 16, 2000, any party may terminate the merger agreement and abandon the merger. See "-- Termination."

TERMINATION

     HeadHunter.NET and Bernard Hodes Group can mutually agree to terminate the merger agreement without completing the merger, and any party not then in material breach of any representation, warranty or covenant in the merger agreement can terminate the merger agreement upon the occurrence of a number of events, including the following:

     - another party materially breaches any representation, warranty or covenant in the merger agreement and fails to cure the breach within 30 days of receiving notice of the breach;

     - if any consent of any regulatory authority required to complete the merger or other transactions contemplated by the merger agreement has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal;

     - HeadHunter.NET shareholders do not approve the issuance of the shares of HeadHunter.NET common stock in the merger at the annual meeting of HeadHunter.NET shareholders; or

     - the merger is not completed by September 16, 2000.

     In addition, Bernard Hodes Group can terminate the merger agreement if the HeadHunter.NET board of directors:

     - authorizes or causes HeadHunter.NET to enter into a letter of intent or agreement which would prevent the completion of the merger or under which CareerMosaic stockholders would be treated in a different manner than HeadHunter.NET shareholders; or

     - fails to reaffirm its approval of the merger to the exclusion of a takeover proposal which would prevent consummation of the merger or resolves not to reaffirm the merger.

EXPENSES

     Each party under the merger agreement will each pay their own expenses in connection with the merger, except that HeadHunter.NET and Omnicom Group will each pay one half of the costs and expenses incurred in connection with the filing and printing of the registration statement of which this proxy statement/ prospectus is a part, the mailing of this proxy statement/prospectus and the filing fees for the premerger notification and report forms required under the Hart-Scott-Rodino Act.

WAIVER AND AMENDMENT

     The merger agreement may be amended by a subsequent writing signed by each party, whether before or after the HeadHunter.NET shareholders have approved the issuance of the shares of HeadHunter.NET common stock in the merger. Prior to or at the effective time of the merger, any party may waive any default in the performance of any covenant by the other party and any condition precedent to the obligation of such party to perform under the merger agreement. All waivers must be in writing and signed by the waiving party.

                                OTHER AGREEMENTS

SHAREHOLDER PROTECTION RIGHTS AGREEMENT

     On April 15, 2000, HeadHunter.NET and American Stock Transfer & Trust Company entered into a shareholder protection rights agreement and the HeadHunter.NET board of directors declared a dividend of one preferred stock purchase right for each outstanding share of HeadHunter.NET common stock. The dividend was payable on April 27, 2000 to the HeadHunter.NET shareholders of record on that date. Each right entitles the registered holder to purchase from HeadHunter.NET one one-thousandth of a share of HeadHunter.NET junior participating preferred stock at an exercise price of $200 per one one-thousandth of a share, subject to adjustment. American Stock Transfer & Trust Company serves as HeadHunter.NET's rights agent.

  Separation Time

     Until the date on which specified events take place or the "separation time," the rights will be evidenced by, with respect to any HeadHunter.NET common stock certificate which was outstanding on April 27, 2000, such stock certificate and a summary of rights which was mailed to each holder of record on such date. The term "separation time" means the close of business on the earlier of

     - the tenth business day (or such earlier or later date as may be determined by the HeadHunter.NET board of directors) following a public announcement by HeadHunter.NET that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding HeadHunter.NET common stock, or an "acquiring person," or

     - the tenth business day (or such later date as may be determined by the HeadHunter.NET board of directors) after the date on which any person or group of affiliated or associated persons commences a tender or exchange offer the consummation of which would result in the beneficial ownership by such person of 15% or more of the outstanding HeadHunter.NET common stock. However, an acquiring person does not include:

        - any person who was the beneficial owner of 15% or more of the outstanding HeadHunter.NET common stock on April 15, 2000, who becomes a beneficial owner of 15% or more of the outstanding HeadHunter.NET common stock solely as a result of acquisitions of such stock by HeadHunter.NET or who acquires 15% or more of the outstanding HeadHunter.NET common stock in the merger, unless such person thereafter acquires beneficial ownership of additional HeadHunter.NET common stock, except for additional shares of common stock received by ITC Holding Company upon exercise of options granted to directors who are ITC Holding Company representatives,

        - a person who acquires beneficial ownership of 15% or more of the outstanding HeadHunter.NET common stock without any intention to affect control of HeadHunter.NET and who thereafter promptly divests sufficient shares so that such person ceases to be the beneficial owner of 15% or more of the outstanding HeadHunter.NET common stock, or

        - a person who is or becomes a beneficial owner of 15% or more of the outstanding HeadHunter.NET common stock as a result of an option granted by HeadHunter.NET in connection with an agreement to acquire or merge with HeadHunter.NET prior to a flip-in date.

     ITC Holding Company or Omnicom Group and its affiliates will not be deemed an acquiring person unless:

        - either of them acquires a beneficial ownership level of greater than 50% or

        - ITC Holding Company or Omnicom Group receives written notice from the HeadHunter.NET board of directors that it has determined in good faith that ITC Holding Company or Omnicom Group is an acquiring person and within 30 days thereafter ITC Holding Company or Omnicom

          Group has not divested itself of enough HeadHunter.NET common stock as is required pursuant to the notice.

  Transfer of Rights and Certificates

     The shareholder protection rights agreement provides that, until the separation time, the rights will be transferred with and only with the HeadHunter.NET common stock. Until the separation time, or the earlier termination or expiration of the rights, new certificates for HeadHunter.NET common stock issued upon transfer or new issuance of HeadHunter.NET common stock will contain a notation incorporating the shareholder protection rights agreement by reference. Until the separation time, or the earlier termination or expiration of the rights, the surrender for transfer of any certificates for HeadHunter.NET common stock outstanding as of April 15, 2000, even without such notation, will also constitute the transfer of the rights associated with the HeadHunter.NET common stock represented by such certificate. As soon as practicable following the separation time, separate certificates evidencing the rights will be mailed to holders of record of the HeadHunter.NET common stock as of the close of business on the separation time, and such separate right certificates alone will evidence the rights.

  Exercise Period

     The rights are not exercisable until the separation time. After the separation time and prior to the expiration time, each right, unless previously terminated, will entitle the holder to purchase, for the exercise price, one one-thousandth of a share of the HeadHunter.NET junior participating preferred stock. The rights will expire on the expiration time, unless the expiration time is extended, or the rights are earlier terminated by HeadHunter.NET. The term "expiration time" is defined in the shareholder protection rights agreement and generally means April 15, 2010, unless the rights are sooner exchanged or terminated.

  Exercise of Rights for HeadHunter.NET Common Stock

     Under the shareholder protection rights agreement, the "flip-in date" means the tenth business day after HeadHunter.NET publicly announces that someone has become an "acquiring person." At a flip-in date, rights owned by the acquiring person or any affiliate or associate thereof or any transferee thereof will automatically become void and each other right will automatically become a right to buy at the exercise price that number of HeadHunter.NET common stock having a market value of twice the exercise price. Instead of issuing HeadHunter.NET common stock upon exercise of a right following a flip-in date, HeadHunter.NET may substitute cash, property, a reduction in the exercise price, HeadHunter.NET junior participating preferred stock or other securities having a value equal to the HeadHunter.NET common stock which would otherwise be issuable. After a flip-in date occurs, HeadHunter.NET may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person, if HeadHunter.NET's board of directors is controlled by the acquiring person, unless proper provision is made so that each right would thereafter become a right to buy, for the exercise price, that number of shares of common stock of such other person having a market value of twice the exercise price.

  Optional Exchange of Rights

     At any time after a flip-in date occurs and prior to the time a person or group of persons become the beneficial owner of more than 50% of the outstanding HeadHunter.NET common stock, the HeadHunter.NET board of directors may elect to exchange all of the outstanding rights for shares of HeadHunter.NET common stock at an exchange ratio of one share of HeadHunter.NET common stock per right.

  Termination of Rights

     At any time prior to the close of business on the flip-in date, the HeadHunter.NET board of directors may terminate the rights without any payment to the holders of the rights. Immediately upon any termination of the rights, the right to exercise the rights will terminate.

  Amendments

     HeadHunter.NET and American Stock Transfer & Trust Company may amend the shareholder protection rights agreement in any respect prior to the close of business on the flip-in date. Thereafter, such agreement may be amended in any respect which shall not materially adversely affect the interests of holders of rights generally, other than to cure an ambiguity or to correct any provision which may be inconsistent with any other provision or otherwise defective.

  Rights Prior to Exercise

     Until a right is exercised, the holder thereof, as such, will have no rights as a HeadHunter.NET shareholder, including, the right to vote or to receive dividends.

SUPPORT AGREEMENT

     ITC Holding Company, Inc. and its subsidiaries and Robert M. Montgomery,
Jr., who collectively own an aggregate of           outstanding shares of
HeadHunter.NET common stock or approximately      % of the outstanding
HeadHunter.NET common stock as of the record date of the annual meeting, entered into a support agreement with HeadHunter.NET and Bernard Hodes Group as an inducement to Bernard Hodes Group to enter into the merger agreement.

     The support agreement provides, among other things, that ITC Holding Company and Mr. Montgomery will vote in favor of the issuance of the shares of HeadHunter.NET common stock in the merger at the annual meeting and that ITC Holding Company and Mr. Montgomery will vote against any takeover proposal that may be submitted to the HeadHunter.NET shareholders for their consideration. The support agreement also limits ITC Holding Company's and Mr. Montgomery's ability to dispose of their shares of HeadHunter.NET common stock prior to completion of the merger.

REGISTRATION RIGHTS AGREEMENT

     At the effective time of the merger, Bernard Hodes Group, ITC Holding Company and HeadHunter.NET will enter into a registration rights agreement. Under this agreement, Bernard Hodes Group will have registration rights regarding shares of HeadHunter.NET common stock received by Bernard Hodes Group in the merger and ITC Holding Company will have registration rights regarding shares of HeadHunter.NET common stock held by, or issuable upon exercise of options or warrants beneficially owned by, ITC Holding Company at the effective time of the merger.

     Bernard Hodes Group or ITC Holding Company at any time commencing after the first anniversary of the effective time of the merger, may demand, with customary exceptions, that HeadHunter.NET register the resale of all of such holder's registrable securities or at least a number of such shares which would result in an aggregate offering price of at least $5,000,000. HeadHunter.NET is obligated to effect up to five demand registrations for each of ITC Holding Company and Bernard Hodes Group and up to two demand registrations for any other holder of registrable securities who is entitled to demand registration rights under the registration rights agreement.

     In addition, subject to specified exceptions, if HeadHunter.NET proposes to register any of its equity securities, HeadHunter.NET must provide notice of such proposed registration to any shareholder entitled to registration rights under the registration rights agreement. Such shareholders will be permitted to include their registrable securities in such proposed registration, subject to customary underwriter cut-backs.

     HeadHunter.NET will pay all costs and expenses of any registration under the registration rights agreement, except for underwriters' discounts and commissions.

SHAREHOLDERS' AGREEMENT

     At the effective time of the merger, HeadHunter.NET, Omnicom Group, Bernard Hodes Group and ITC Holding Company will enter into a shareholders' agreement. Our discussion of the shareholders' agreement is qualified in its entirety by reference to the complete text of this agreement, which is included in this proxy statement/prospectus as Annex C and is incorporated herein by reference. The shareholders' agreement provides that

     - until such time as ITC Holding Company or Omnicom Group and Bernard Hodes Group beneficially own less than the lower of (1) 10% of the voting power of all outstanding HeadHunter.NET voting securities and (2) 50% of the voting power beneficially owned by such holder(s) on the effective time of the merger, ITC Holding Company and Omnicom Group/Bernard Hodes Group will vote all outstanding voting securities as follows:

        - with respect to the election of HeadHunter.NET directors, in favor of the persons named by ITC Holding Company and Bernard Hodes Group in accordance with the shareholders' agreement;

        - on all proposals of any other HeadHunter.NET shareholders, as recommended by the HeadHunter.NET board of directors; and

        - on all other matters which come before the HeadHunter.NET shareholders, in such party's discretion up to 30% of the total voting power of HeadHunter.NET and with respect to any voting securities held in excess of such 30%, in proportion to how all other HeadHunter.NET voting securities which are not held by such holder are voted.

     - for a period of five years after the effective time of the merger, each of ITC Holding Company and Omnicom Group/Bernard Hodes Group will not:

        - effect, participate or propose to effect or participate in any acquisition of any securities or assets of HeadHunter.NET;

        - effect, participate or propose to effect or participate in any tender or exchange offer or any merger or other business combination involving HeadHunter.NET;

        - effect, participate or propose to effect or participate in any recapitalization, restructuring, liquidation, dissolution or other similar transaction with respect to HeadHunter.NET;

        - effect, participate or propose to effect or participate in any solicitation of proxies or consents to vote any HeadHunter.NET voting securities;

        - form, join or participate in a group, as defined under the Securities Exchange Act of 1934;

        - except by reason of an affiliate serving on the HeadHunter.NET board of directors, act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of HeadHunter.NET; or

        - take any action which might force HeadHunter.NET to make a public announcement regarding, or enter into any discussions with any third party with respect to, any of the above matters.

     Despite this restriction, each of ITC Holding Company and Omnicom Group/Bernard Hodes Group may make a confidential proposal to the HeadHunter.NET board of directors with respect to any of the foregoing as long as the terms of the proposal are conditioned on HeadHunter.NET maintaining the confidentiality of the proposal.

CREDIT AGREEMENT

     At the effective time of the merger, HeadHunter.NET and Omnicom Finance, Inc. will enter into a credit agreement under which Omnicom Finance will provide a revolving line of credit of up to $10,000,000 to HeadHunter.NET. The revolving line of credit will terminate and the outstanding principal and accrued but unpaid interest will become due and payable upon the earlier of (1) the first anniversary of the effective time of the merger or (2) any public offering by HeadHunter.NET which results in gross cash proceeds to HeadHunter.NET of at least $30,000,000, except for public offerings to HeadHunter.NET's employees, directors and consultants or any business combination. Interest will accrue on outstanding principal borrowed by HeadHunter.NET under the credit agreement at a rate equal to the internal cost of capital for Omnicom Group as in effect from time to time and such interest is due and payable quarterly. The revolving line of credit is unsecured.

     During the term of the credit agreement, HeadHunter.NET must comply with specified covenants including that HeadHunter.NET may not make capital expenditures in excess of $5,000,000 and must have consolidated revenues of at least:

        - $7,150,000 for the quarter ending September 30, 2000;

        - $7,500,000 for the quarter ending December 31, 2000;

        - $7,900,000 for the quarter ending March 31, 2001; and

        - $8,300,000 for the quarter ending on June 30, 2001.

NON-COMPETITION AGREEMENT

     At the effective time of the merger, HeadHunter.NET and Bernard Hodes Group will enter into a non-competition agreement. Under the non-competition agreement Bernard Hodes Group agrees that for a period of one year after the effective time of the merger,

     - Bernard Hodes Group will not engage in, or own, manage, operate, control or participate in as a 10% or greater shareholder, partner, member or joint venturer in any company which engages in, the business of creating and operating online multi-company commercial job posting boards via the Internet. Bernard Hodes Group is permitted to provide advisory or consulting services to its clients related to the development of such clients' online job boards for their own job opportunities and continue the activities of Recruitsoft.com Inc.;

     - Bernard Hodes Group will not solicit for employment any then current employee of HeadHunter.NET who formerly worked for CareerMosaic; and

     - Bernard Hodes Group will not solicit or call on as a client or customer for the purpose of engaging in the business of creating and operating online multi-company commercial job posting boards via the Internet, any person or entity that has been a customer of CareerMosaic during the year prior to the effective time of the merger.

     Omnicom Group is not a party to this agreement and is not subject to the noncompetition provisions.

ADMINISTRATIVE SERVICES AGREEMENT

     At the effective time of the merger, HeadHunter.NET and Bernard Hodes Group will enter into an administrative services agreement under which for a period of one year after the effective time of the merger, Bernard Hodes Group will provide specified transitional and administrative services to HeadHunter.NET to facilitate the combination of the business of CareerMosaic with HeadHunter.NET. For such services, HeadHunter.NET will pay a monthly or hourly fee based on the services provided and will reimburse Bernard Hodes Group for all reasonable out-of-pocket costs incurred by Bernard Hodes Group in connection with the administrative services. HeadHunter.NET may terminate this agreement upon 45 days written notice.

AGENCY AGREEMENT

     At the effective time of the merger, Bernard Hodes Group and HeadHunter.NET will enter into an agency agreement under which Bernard Hodes Group may sell HeadHunter.NET's online recruiting services at rates prescribed by HeadHunter.NET. Bernard Hodes Group will pay to HeadHunter.NET a percentage of all gross billings attributable to HeadHunter.NET services that it sells, which percentage will be adjusted quarterly based on the immediately preceding quarter's annualized gross billings. Bernard Hodes Group does not have any obligation to sell HeadHunter.NET services. This agreement has an initial term of two years and will automatically renew for additional two year terms unless either party terminates such agreement. Either party may terminate this agreement upon 30 days written notice.

INDEMNIFICATION AGREEMENT

     At the effective time of the merger, HeadHunter.NET will enter into indemnification agreements with each of ITC Holding Company and Bernard Hodes Group under which HeadHunter.NET will agree to indemnify ITC Holding Company and Bernard Hodes Group for any indemnifiable losses incurred by either of them which is based on any action or inaction of HeadHunter.NET, except for losses for which ITC Holding Company or Bernard Hodes Group, respectively, have expressly agreed to be liable pursuant to any written contract between HeadHunter.NET and ITC Holding Company or Bernard Hodes Group, respectively, or the portion of any losses based on a final non-appealable determination by a court that such losses were related solely to the gross negligence, recklessness or willful misconduct of ITC Holding Company or Bernard Hodes Group, respectively.

DIRECTOR AND OFFICER INDEMNITY AGREEMENTS

     At the effective time of the merger, HeadHunter.NET will enter into indemnification agreements with each of the three directors to be designated by Omnicom Group prior to the effective time of the merger or shortly thereafter pursuant to which HeadHunter.NET will agree to indemnify each of the foregoing in the event that any such individual was or is a party or threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is a director of HeadHunter.NET.

     THE HEADHUNTER.NET BOARD OF DIRECTORS RECOMMENDS THAT
HEADHUNTER.NET SHAREHOLDERS VOTE FOR THE APPROVAL OF THE ISSUANCE OF 7,500,000 SHARES OF HEADHUNTER.NET COMMON STOCK IN THE MERGER.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following unaudited pro forma combined balance sheet as of March 31, 2000, reflects the assumed consummation of the merger accounted for under the purchase method of accounting. The following unaudited pro forma combined statements of operations for the three months ended March 31, 2000, and for the year ended December 31, 1999, reflect the assumed consummation of merger accounted for under the purchase method as of the beginning of each such period. No adjustment has been included in the pro forma amounts for any anticipated cost savings or other synergies. See "The Merger -- Accounting Treatment of the Merger."

     The unaudited pro forma financial information has been prepared by the management of HeadHunter.NET based on the historical financial statements of HeadHunter.NET and CareerMosaic. The unaudited pro forma combined financial information is prepared for informational purposes only and is not necessarily indicative of future results or of actual results that would have been achieved had the merger been consummated at the beginning of the periods presented nor is it indicative of future financial position or results of operations. The unaudited pro forma combined financial information is based on the historical financial statements of HeadHunter.NET and CareerMosaic and should be read in conjunction with the respective historical financial statements. CareerMosaic previously operated as a division of Bernard Hodes Group, a subsidiary of Omnicom Group. Accordingly, CareerMosaic's historical financial information may not be indicative of what its financial position and results of operations would have been had it operated as a separate stand-alone entity.

                   UNAUDITED COMBINED PRO FORMA BALANCE SHEET
                              AS OF MARCH 31, 2000

                                           HISTORICAL      HISTORICAL     PRO FORMA            PRO FORMA
                                         HEADHUNTER.NET   CAREERMOSAIC   ADJUSTMENTS         HEADHUNTER.NET
                                         --------------   ------------   ------------        --------------
CURRENT ASSETS:
  Cash and cash equivalents............   $ 13,576,977    $        --    $ (2,000,000)(a)     $ 16,576,977
                                                                            5,000,000(b)
  Short-term investments...............      5,503,901             --              --            5,503,901
  Accounts receivable, net.............      3,667,844      1,385,121              --            5,052,965
  Prepaid expenses and other assets....      1,069,670        318,011              --            1,387,681
                                          ------------    -----------    ------------         ------------
         Total current assets..........     23,818,392      1,703,132       3,000,000           28,521,524
                                          ------------    -----------    ------------         ------------
PROPERTY AND EQUIPMENT, net............      3,390,193        913,320              --            4,303,513
INTANGIBLES, NET.......................      1,164,658      1,264,833      91,478,239(a)        93,907,730
OTHER ASSETS...........................        575,581        265,573              --              841,154
                                          ------------    -----------    ------------         ------------
         Total assets..................   $ 28,948,824    $ 4,146,858    $ 94,478,239         $127,573,921
                                          ============    ===========    ============         ============
CURRENT LIABILITIES:
  Accounts payable.....................   $  1,724,984    $    87,255    $         --         $  1,812,239
  Accrued expenses.....................      3,510,641      1,920,510              --            5,431,151
  Due to parent........................             --      6,095,557      (6,095,557)(a)               --
  Customer deposits....................        203,840             --              --              203,840
  Deferred revenue.....................      3,492,516      1,617,332              --            5,109,848
                                          ------------    -----------    ------------         ------------
         Total current liabilities.....      8,931,981      9,720,654      (6,095,557)          12,557,078
                                          ------------    -----------    ------------         ------------
  Common stock.........................        109,097            100            (100)(a)          184,097
                                                                               75,000
  Additional paid in capital...........     64,899,582        664,346      94,260,654(a)(b)    159,824,582
  Stock warrants.......................        341,834             --              --              341,834
  Accumulated deficit..................    (41,576,517)    (6,238,242)      2,481,089(a)(c)    (45,333,670)
  Deferred compensation................     (3,757,153)            --       3,757,153(c)                --
                                          ------------    -----------    ------------         ------------
         Total equity..................     20,016,843     (5,573,796)    100,573,796          115,016,843
                                          ------------    -----------    ------------         ------------
         Total liabilities and
           equity......................   $ 28,948,824    $ 4,146,858    $ 94,478,239         $127,573,921
                                          ============    ===========    ============         ============

---------------

(a) Reflects our estimate of the purchase price allocation arising from the merger of CareerMosaic into our wholly owned subsidiary as if it had occurred on January 1, 1999. A summary of the computation is as follows:

Purchase Price..............................................  $ 90,000,000
Less: Net tangible assets acquired..........................      (521,761)
Less: Identifiable intangible assets........................   (81,800,000)
                                                              ------------
                                                                 7,678,239
Plus: Transaction costs of purchase acquisition.............     2,000,000
                                                              ------------
Excess purchase price over the fair value of CareerMosaic's
  net assets acquired (i.e. goodwill).......................  $  9,678,239
                                                              ============

    Since the merger with CareerMosaic has not been consummated, the estimated allocation of the purchase price should be considered preliminary. Subsequent to the consummation of the transaction, we will undertake a full investigation of the allocation of the purchase price among the assets acquired. The result of such an investigation may materially impact our results of operations as allocation of value among assets acquired and liabilities assumed with differing useful lives may differ from our management's current estimate.

(b) Reflects $5 million to be contributed by Bernard Hodes Group to CareerMosaic.

(c) Reflects the vesting of outstanding options of HeadHunter.NET which vest upon change in control.

              UNAUDITED COMBINED PRO FORMA STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000

                                       HISTORICAL      HISTORICAL      PRO FORMA         PRO FORMA
                                     HEADHUNTER.NET   CAREERMOSAIC   ADJUSTMENTS(A)    HEADHUNTER.NET
                                     --------------   ------------   --------------    --------------
REVENUES...........................   $ 6,379,553     $ 3,630,922    $          --      $ 10,010,475
OPERATING EXPENSES:
  Cost of revenues.................        86,876              --               --            86,876
  Marketing and selling............     9,250,433       4,997,251               --        14,247,684
  General and administrative.......     1,865,842       3,246,177               --         5,112,019
  Stock compensation expense.......       255,062              --         (121,120)(b)       133,942
  Depreciation and amortization....       297,137         160,059        4,573,912(c)      5,031,108
  Allocated corporate costs........            --         541,449               --           541,449
                                      -----------     -----------    -------------      ------------
          TOTAL OPERATING
            EXPENSES...............    11,755,350       8,944,936        4,452,792        25,153,078
OTHER INCOME (EXPENSE):
  Interest income (expense)........            --         (41,090)              --           (41,090)
  Other income (expense)...........       277,572              --               --           277,572
                                      -----------     -----------    -------------      ------------
INCOME (LOSS) BEFORE INCOME
  TAXES............................    (5,098,225)     (5,355,104)      (4,452,792)      (14,906,121)
                                      -----------     -----------    -------------      ------------
INCOME TAX BENEFIT.................            --              --               --                --
                                      -----------     -----------    -------------      ------------
NET INCOME (LOSS)..................   $(5,098,225)    $(5,355,104)   $  (4,452,792)     $(14,906,121)
                                      ===========     ===========    =============      ============
Basic and diluted loss per
  share:...........................         (0.47)                                             (0.81)
                                      ===========                                       ============
Weighted average number of common
  shares -- basic and diluted......    10,851,196                        7,500,000(d)     18,351,196
                                      ===========                    =============      ============

---------------

(a) Adjustments have not been made to cost of revenue or to selling, general and administrative costs. However, cost of revenue and selling, general and administrative costs incurred by CareerMosaic may not be indicative of the cost of revenue and selling, general and administrative costs that would have been incurred by HeadHunter.NET in relation to the same assets.
(b) Reflects the reduction of stock compensation expense related to the amortization of deferred compensation in connection with stock options issued prior to January 1, 1999.
(c) Represents additional amortization based on preliminary purchase price allocation as noted in footnote (a) to the pro forma balance sheet for the acquisition of CareerMosaic using a five-year amortization period. Purchase price will be allocated to certain identifiable intangible assets including customer list, trademark, technology, workforce and non-compete agreement with the remaining purchase price being allocated to goodwill.
(d) Reflects 7.5 million shares of HeadHunter.NET common stock issued to stockholders of CareerMosaic in the merger (representing approximately $90 million, at $12.00 per share) as if such shares were outstanding since January 1, 1999. Also, excludes the effect of stock options for purposes of the diluted earnings per share calculation, since the effect for pro forma purposes is antidilutive.

              UNAUDITED COMBINED PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                        HISTORICAL      HISTORICAL      PRO FORMA           PRO FORMA
                                      HEADHUNTER.NET   CAREERMOSAIC   ADJUSTMENTS(A)      HEADHUNTER.NET
                                      --------------   ------------   --------------      --------------
REVENUES............................   $  9,253,954    $13,636,170    $          --        $ 22,890,124
OPERATING EXPENSES:
  Cost of revenues..................        147,275             --               --             147,275
  Marketing and selling.............      9,898,815      6,402,685               --          16,301,500
  General and administrative........      3,786,728      7,083,566               --          10,870,294
  Stock compensation expense........      5,528,114             --         (484,480)(b)       5,043,634
  Depreciation and amortization.....        528,256        280,075       18,295,648(c)       19,103,979
  Allocated corporate costs.........             --      2,049,778               --           2,049,778
                                       ------------    -----------    -------------        ------------
          Total Operating
            Expenses................     19,889,188     15,816,104       17,811,168          53,516,460
OTHER INCOME (EXPENSE):
  Interest income (expense).........             --        (31,083)              --             (31,083)
  Other income (expense)............        379,198             --               --             379,198
                                       ------------    -----------    -------------        ------------
INCOME (LOSS) BEFORE INCOME TAXES...    (10,256,036)    (2,211,017)     (17,811,168)        (30,278,221)
                                       ------------    -----------    -------------        ------------
INCOME TAX BENEFIT..................             --             --               --                  --
                                       ------------    -----------    -------------        ------------
NET INCOME (LOSS)...................   $(10,256,036)   $(2,211,017)   $ (17,811,168)       $(30,278,221)
                                       ============    ===========    =============        ============
Basic and diluted loss per share:
  (d)...............................          (5.90)                                              (3.51)
                                       ============                                        ============
Weighted average number of common
  shares -- basic and diluted.......      5,412,135                       9,390,411(e)       14,802,546
                                       ============                   =============        ============

---------------

(a) Adjustments have not been made to cost of revenue or to selling, general and administrative costs. However, cost of revenue and selling, general and administrative costs incurred by CareerMosaic may not be indicative of the cost of revenue and selling, general and administrative costs that would have been incurred by HeadHunter.NET in relation to the same assets.

(b) Reflects the reduction of stock compensation expense related to the amortization of deferred compensation in connection with stock options prior to January 1, 1999.

(c) Represents additional amortization based on preliminary purchase price allocation as noted in footnote (a) to the pro forma balance sheet for the acquisition of CareerMosaic using a five-year amortization period. Purchase price will be allocated to certain identifiable intangible assets including customer list, trademark, technology, workforce and non-compete agreement with the remaining purchase price being allocated to goodwill.

(d) In January 1999, a one-time non-cash charge to accumulated deficit of $21.7 million was recorded in conjunction with the conversion of the loan and security agreement from debt to equity. This conversion was accounted for as a distribution to the Class A preferred shareholders and therefore, an increase in net loss attributable to common shareholders.

(e) Reflects (i) 3 million shares of HeadHunter.NET common stock issued in a public offering completed August 19, 1999 (ii) 7.5 million shares of HeadHunter.NET common stock issued to stockholders of CareerMosaic in the merger (representing approximately $90 million, at $12.00 per share) as if such shares were outstanding since January 1, 1999. Also, excludes the effect of stock options for purposes of the diluted earnings per share calculation, since the effect for pro forma purposes is antidilutive.

                           COMPARATIVE PER SHARE DATA

     The following table summarizes specified unaudited historical per share data of HeadHunter.NET and CareerMosaic and the combined per share data on an unaudited pro forma basis. Neither HeadHunter.NET nor CareerMosaic has declared cash dividends during the periods presented in the table below. You should read the information below along with the selected historical financial information and the unaudited pro forma combined condensed financial information included elsewhere in this proxy statement/prospectus. The pro forma combined condensed financial information is not necessarily indicative of the results of future operations or the actual results that would have occurred at the beginning of the periods presented.

                                                                 YEAR ENDED       QUARTER ENDED
                                                              DECEMBER 31, 1999   MARCH 31, 2000
                                                              -----------------   --------------
HEADHUNTER.NET
Historical HeadHunter.NET:
  (Loss) from continuing operations per share -- basic and
     diluted(1).............................................     $     (1.90)      $     (0.47)
  Book value per share(2)...................................     $      4.57       $      1.84
Pro Forma Combined:
  (Loss) from continuing operations per share -- basic and
     diluted(1).............................................     $     (2.05)      $     (0.81)
  Book value per share(2)(3)................................     $      8.09       $      6.27
CAREERMOSAIC(4)
Historical CareerMosaic(5):
  (Loss) from continuing operations per share -- basic and
     diluted................................................     $(22,110.17)      $(53,551.04)
  Book value per share(2)...................................     $ (2,186.92)      $(55,737.96)
Equivalent Pro Forma Combined:(6)
  (Loss) from continuing operations per share -- basic and
     diluted(1).............................................     $     (4.04)      $     (1.99)
  Book value per share(2)...................................     $     15.97       $     15.34

---------------

(1) In January 1999, a one-time non-cash charge to accumulated deficit of $21.7 million was recorded in conjunction with the conversion of the loan and security agreement from debt to equity. This conversion was accounted for as a distribution to the Class A preferred shareholders and therefore, an increase in net loss attributable to common shareholders. As such, net loss per share attributable to common shareholders for the year ended December 31, 1999 would be as follows:

Historical HeadHunter.NET...........................  $(5.90)
Pro Forma Combined..................................   (3.51)
Equivalent Pro Forma Combined.......................   (6.93)

(2) Book value is computed by dividing total shareholders' equity by the number of shares outstanding.
(3) HeadHunter.NET pro forma combined book value per share is computed by dividing pro forma shareholders' equity by the pro forma number of shares of HeadHunter.NET common stock which would have been outstanding had the merger been completed as of the balance sheet date.
(4) Basic and diluted per share data calculated based on 100 weighted average shares of CareerMosaic's common stock as of December 31, 1999 and March 31, 2000.
(5) Because CareerMosaic previously operated as a subsidiary at Bernard Hodes Group, the historical per share data does not provide a useful basis for comparison to HeadHunter.NET.
(6) Equivalent pro forma combined amounts per share of CareerMosaic common stock represent the pro forma combined amounts per share of HeadHunter.NET common stock assuming the 750:1 exchange ratio.

MARKET PRICE INFORMATION

  HeadHunter.NET Market Price Information

     HeadHunter.NET common stock has traded on the Nasdaq National Market under the symbol "HHNT" since August 19, 1999, the date of HeadHunter.NET's initial public offering.

     The table below sets forth, for the periods indicated, the high and low sale prices of HeadHunter.NET common stock as reported on the Nasdaq National Market.

  Fiscal Period

                                                              HIGH PRICE   LOW PRICE
                                                              ----------   ---------
1999
From August 19, 1999 -- September 30, 1999..................    $21.38      $ 9.50
From September 30, 1999 -- December 31, 1999................    $16.75      $10.19
2000
From January 1, 2000 -- March 31, 2000......................    $26.13      $10.75
From March 31, 2000 -- May 18, 2000.........................    $18.13      $10.63

     You are advised to obtain current market quotations for HeadHunter.NET common stock. No assurance can be given as to the market price of HeadHunter.NET common stock at any time before or after the completion of the merger. Because the exchange ratio is fixed, it will not be adjusted based on increases or decreases in the market price of HeadHunter.NET common stock which could occur before the merger becomes effective. In the event the market price of HeadHunter.NET common stock decreases or increases prior to the completion of the merger, the value of the HeadHunter.NET common stock to be received in the merger in exchange for CareerMosaic common stock would correspondingly decrease or increase.

  CareerMosaic Price Information

     CareerMosaic common stock is not listed or traded on any exchange or quotation system. As of the date of this proxy statement/prospectus, CareerMosaic is a subsidiary of Bernard Hodes Group. As such, there is no meaningful basis upon which to determine a market price for CareerMosaic common stock.

RECENT CLOSING PRICES

     The last sale price per share of HeadHunter.NET common stock as reported on the Nasdaq National Market on (1) April 14, 2000, the last full trading day prior to the public announcement that HeadHunter.NET and CareerMosaic had entered into a merger agreement, was $14.50 and (2) May 18, 2000, the most recent practicable date prior to the printing of this proxy statement/prospectus, was $11.69.

     Shares of CareerMosaic common stock are not listed or traded on any exchange or quotation system.

DIVIDENDS

  HeadHunter.NET

     In November 1997, HNET, Inc., a predecessor to HeadHunter.NET, made a distribution to a shareholder in the amount of $100,000. HeadHunter.NET does not anticipate paying cash dividends on the HeadHunter.NET common stock in the foreseeable future because it intends to retain its earnings, if any, to finance its growth and for general corporate purposes.

  CareerMosaic

     CareerMosaic has never paid and does not anticipate paying dividends on the CareerMosaic common stock.

         COMPARISON OF RIGHTS OF HOLDERS OF HEADHUNTER.NET COMMON STOCK
                         AND CAREERMOSAIC COMMON STOCK

     HeadHunter.NET is a Georgia corporation subject to the provisions of Georgia law, while CareerMosaic is a Delaware corporation subject to the provisions of Delaware law. Because of differences in governing law, and different provisions in the companies' articles or certificates of incorporation and bylaws, the rights of shareholders of the companies will differ in some instances.

     Set forth below are comparisons between the rights of HeadHunter.NET shareholders and CareerMosaic stockholders under their respective articles or certificates of incorporation and bylaws and governing state law. This description summarizes the material differences that may affect the rights of shareholders of HeadHunter.NET and CareerMosaic, but does not purport to be a complete statement of all such differences. Shareholders should read the relevant provisions of the laws and documents discussed below.

CAPITALIZATION

     HeadHunter.NET. HeadHunter.NET's articles of incorporation provide that the total number of authorized shares of HeadHunter.NET capital stock is 58,000,000 shares, which consists of 45,500,000 shares, par value $0.01 per share, of HeadHunter.NET common stock, 7,500,000 shares, par value $0.01 per share, of Class A preferred stock and 5,000,000 shares, par value $0.01 per share, of Class B serial preferred stock, of which 500,000 shares have been designated as junior participating preferred stock in connection with the adoption by HeadHunter.NET of the shareholder protection rights agreement. The number of authorized shares of common stock may be increased or decreased (but not below the number of shares outstanding) by the affirmative vote of a majority of the stock entitled to vote. The HeadHunter.NET board has the authority to issue shares of authorized Class B serial preferred stock, from time to time in one or more series, and to fix the rights and preferences, including voting rights, of each series of Class B serial preferred stock. The HeadHunter.NET board may provide that the rights and preferences of any series of preferred stock are superior to the rights and preferences of HeadHunter.NET common stock or any other series of preferred stock.

     CareerMosaic. CareerMosaic's certificate of incorporation provides that the total number of authorized shares of capital stock is 10,000 shares of common stock.

NUMBER AND ELECTION OF DIRECTORS

     HeadHunter.NET. HeadHunter.NET's bylaws provide that its board shall consist of at least three persons and no more than eleven persons, as the board shall designate. Under the merger agreement, HeadHunter.NET has adopted an amendment to its bylaws which would set the size of the board at seven members and which would prohibit any increase or decrease of the board by the board without approval of at least 2/3 of the board members. HeadHunter.NET's board is divided into three classes, consisting of as nearly an equal number of directors as possible, with each class serving a three-year term provided their successors are elected and qualified. Whenever the number of directors is increased between annual meetings of HeadHunter.NET shareholders, under the HeadHunter.NET articles and bylaws, a majority of the directors then in office or a sole remaining director have the power to elect the new directors until the next annual meeting of shareholders.

     CareerMosaic. Under Delaware law, directors are elected at each annual meeting of stockholders unless the certificate of incorporation or bylaws provide otherwise, or if their terms are staggered. CareerMosaic's bylaws provide that the number of members of the CareerMosaic board shall consist of no less than one individual, as the board shall designate. Three directors currently serve on CareerMosaic's board.

VOTING

     HeadHunter.NET. HeadHunter.NET's articles and bylaws provide that each shareholder of record shall have one vote for each share of stock entitled to vote. Cumulative voting is not allowed.

     CareerMosaic. CareerMosaic's bylaws provide that each stockholder of record shall have one vote for each share of stock entitled to vote. Cumulative voting is not allowed.

SPECIAL MEETING OF SHAREHOLDERS

     HeadHunter.NET. HeadHunter.NET's bylaws provide that special meetings of the HeadHunter.NET shareholders may be called at any time by the HeadHunter.NET chairman of the board, president or board of directors or holders of two-thirds of the votes entitled to be cast on any issue proposed to be considered at such special meeting.

     CareerMosaic. Under Delaware law, a special meeting of stockholders may be called by the board of directors or by other persons authorized by the certificate of incorporation or bylaws. CareerMosaic's bylaws provide that special meetings of the stockholders may be called at any time by the board of directors or the chief executive officer of CareerMosaic. Special meetings will also be called by the secretary or chief executive officer of CareerMosaic upon the written request of a majority of the directors or upon the written request of the holders of at least 10% of all the outstanding shares of CareerMosaic voting stock.

WRITTEN CONSENT OF SHAREHOLDERS

     HeadHunter.NET. Under Georgia law, shareholders may take action by written consent in lieu of voting at a stockholders meeting. Under Georgia law, all actions taken by written consent must be unanimous unless the articles of incorporation provide otherwise. HeadHunter.NET's articles provide that any action required or permitted to be taken at a shareholder's meeting may be taken without a meeting if the action is taken by persons who hold of record at least two-thirds of all of the then outstanding shares of HeadHunter.NET capital stock entitled to vote upon such action.

     CareerMosaic. Delaware law provides that, unless otherwise provided in the certificate of incorporation, any action that could be taken by the stockholders at a meeting may be taken without a meeting if a consent or consents in writing, setting forth the action taken, is signed by the holders of record of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter were present and voted. CareerMosaic's bylaws provide that actions may be taken by stockholders without a meeting by the written consent of the holders of shares having at least the minimum number of votes required to authorize the action at meeting at which all shares entitled to vote were present and voted.

NOTICE OF SHAREHOLDER MEETINGS AND ACTIONS

     HeadHunter.NET. HeadHunter.NET's bylaws require that written notice of annual and special meetings be given to each shareholder entitled to vote at the meeting not less than ten nor more than sixty days before the date of the meeting.

     CareerMosaic. CareerMosaic's certificate of incorporation and bylaws do not require stockholders to provide advance written notice for business to be brought before a meeting of the stockholders. CareerMosaic's bylaws require that written notice of annual and special meetings be given to each stockholder entitled to vote at the meeting not less than twenty nor more than sixty days before the date of the meeting.

INDEMNIFICATION

     HeadHunter.NET. The HeadHunter.NET bylaws provide that HeadHunter.NET will indemnify an individual who is a party to a proceeding because he or she is or was a director or officer against liability incurred in the proceeding, provided such individual is not adjudged liable to HeadHunter.NET or subjected to injunctive relief in favor of HeadHunter.NET:

     - for any appropriation, in violation of his or her duties, of any HeadHunter.NET business opportunity,

     - for acts or omissions which involve intentional misconduct or knowing violation of law,

     - for any unlawful distribution, or

     - for any transaction from which he or she received an improper personal benefit.

     CareerMosaic. Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if:

     - the director or officer acted in good faith and in a manner reasonably believed to be in the best interests of the corporation; and

     - with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

Under Delaware law, a corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding was brought determines that, in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for such expenses which the court deems proper.

     Delaware law provides that any indemnification for a director or officer, unless ordered by a court, is subject to a determination that the director or officer has met the applicable standard of conduct. The determination will be made:

     - by a majority vote of the directors who are not parties to such proceeding, even though less than a quorum;

     - if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

     - by the stockholders.

     CareerMosaic's certificate of incorporation and bylaws provide that CareerMosaic will indemnify its directors and officers to the fullest extent allowed by law.

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

     HeadHunter.NET. The HeadHunter.NET articles eliminate a director's personal liability for monetary damages to HeadHunter.NET or any of its shareholders for any breach of duties of such position, except that such liability is not eliminated for:

     - any appropriation, in violation of such director's duties, of any business opportunity of HeadHunter.NET,

     - acts or omissions which involve intentional misconduct or a knowing violation of law,

     - liability for any unlawful distributions,

     - any transaction from which the director received an improper personal benefit.

     HeadHunter.NET's articles of incorporation provide that if at any time Georgia law is amended to further eliminate or limit the liability of a director, then the liability of each director of HeadHunter.NET shall be eliminated or limited to the fullest extent permitted thereby.

     CareerMosaic. Delaware law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation can eliminate or limit the liability of a director:

     - for any breach of a director's duty of loyalty to the corporation or its stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

     - for any transaction from which the director derived an improper personal benefit.

     CareerMosaic's certificate provides that, to the fullest extent permitted by law, all personal liability of the directors of CareerMosaic is eliminated.

CHARTER AMENDMENTS

     HeadHunter.NET. Under Georgia law, unless the articles of incorporation provide otherwise, a corporation's board of directors may adopt one or more amendments to the corporation's articles of incorporation without shareholder action:

     - To extend the duration of the corporation if it was incorporated at a time when limited duration was required by law;

     - To delete the names and addresses of the initial directors;

     - To delete the name and address of the initial registered agent or registered office, if an annual registration is on file with the Secretary of State;

     - To change each issued or each issued and unissued authorized share of an outstanding class into a greater number of whole shares if the corporation has only shares of that class outstanding;

     - To change or eliminate the par value of each issued and unissued share of an outstanding class if the corporation has only shares of that class outstanding;

     - To change the corporate name; or

     - To make any other change expressly permitted by Georgia law to be made without shareholder action.

Other amendments require the approval of at least a majority of the outstanding stock entitled to vote on the amendment proposed by the board of directors.

     CareerMosaic. Under Delaware law, an amendment to the certificate of incorporation of a corporation requires the approval of the board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote on the proposed amendment. The holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment that would:

     - increase or decrease the aggregate number of authorized shares of such class;

     - increase or decrease the par value of the shares of such class; or

     - alter or change the powers, preferences or special rights of the shares of such class, so as to affect them adversely.

If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not so affect the entire class, then only the shares of the series so affected by the amendment will be considered a separate class.

     Under CareerMosaic's certificate of incorporation, the certificate of incorporation may be amended in any manner allowed by law.

AMENDMENTS TO BYLAWS

     HeadHunter.NET. Under HeadHunter.NET's articles, HeadHunter.NET's bylaws may be altered, amended, repealed or appealed by either an affirmative vote of two-thirds of the shares of capital stock entitled to vote in the election of directors or the board of directors.

     CareerMosaic. Under Delaware law, unless a corporation's certificate of incorporation provides otherwise, the stockholders will have the power to adopt, amend or repeal the bylaws. CareerMosaic's bylaws allow the directors and stockholders to amend or repeal the bylaws.

APPRAISAL RIGHTS

     HeadHunter.NET. Under Georgia law, a shareholder of a corporation participating in certain major corporate transactions may be entitled to dissenters' or appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction. Under Georgia law, dissenters' rights are available in the event of any of the following corporate actions:

     - a merger if the approval of the shareholders is required for such merger and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent,

     - a share exchange in which the corporation's shares will be acquired, if the shareholder is entitled to vote on the share exchange,

     - a sale or exchange of all or substantially all of the assets of a corporation, if a shareholder vote is required, other than a sale pursuant to a court order or a sale for cash the proceeds of which will be distributed to the shareholder within one year,

     - an amendment of the articles of incorporation that adversely affects rights relating to such shareholder's shares, or

     - any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     This right is not available when the affected shares are listed on a national securities exchange or held of record by more than 2,000 shareholders unless the articles of incorporation or a resolution of the board of directors approving the transaction provide otherwise, or in a plan of merger or share exchange the holders of such shares are required to accept anything other than shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for payments in lieu of fractional shares.

     CareerMosaic. Under Delaware law, a stockholder of a Delaware corporation is generally entitled to demand an appraisal and to obtain payment of the fair value of his or her shares in the event of a merger or consolidation in which the corporation is to be a party. The right to demand an appraisal does not apply to holders of shares of any class or series of stock which are:

     - shares of a surviving corporation and if a vote of the stockholders of that corporation is not necessary to authorize the merger or consolidation;

     - listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., such as The Nasdaq National Market; or

     - held of record by more than 2,000 holders.

     Appraisal rights are available for holders of shares of any class or series of stock of a Delaware corporation if the holders are required by the terms of the merger or consolidation agreement to accept in exchange for their stock anything except:

     - shares of stock of the corporation surviving or resulting from the merger or consolidation;

     - shares of stock of any other corporation which, at the effective time of the merger or consolidation, will be listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, such as The Nasdaq National Market, or held of record by more than 2,000 holders;

     - cash instead of fractional shares of the corporations described above; or

     - any combination of the shares of stock and cash instead of fractional shares described above.

RIGHTS PLAN

     HeadHunter.NET. HeadHunter.NET's rights plan is described above under "Other Agreements -- Shareholder Protection Rights Agreement," beginning on page 52.

     CareerMosaic.  CareerMosaic does not have a rights plan.

SHAREHOLDER SUITS

     HeadHunter.NET. Under Georgia law, a shareholder may not commence or maintain a derivative proceeding unless the shareholder was shareholder of the corporation at the time of the act or omission complained of or became a shareholder through transfer by operation of law from one who was a shareholder at that time. In addition, Georgia law requires that the shareholder fairly and adequately represents the interests of the corporation in enforcing the rights of the corporation.

     CareerMosaic. Under Delaware law and applicable court decisions, a stockholder may file a lawsuit on behalf of the corporation. Delaware law provides that a stockholder must state in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains. However, no action may be brought by a stockholder unless he first seeks remedial action on his claim from the corporation's board of directors, unless the demand for redress is excused.

     The board of directors may appoint an independent litigation committee to review a stockholder's request for a derivative action and the litigation committee, acting reasonably and in good faith, can terminate the stockholder's action subject to a court's review of the committee's independence, good faith and reasonable investigation.

BUSINESS COMBINATION RESTRICTIONS

     HeadHunter.NET. Under Georgia law, "business combinations" by corporations with "interested shareholders" are subject to a moratorium of three or five years, respectively, unless specified conditions are met. The prohibited transactions include a merger with, disposition of assets to, or the issuance of stock to, the interested shareholder, or certain transactions that have the effect of increasing the proportionate share of the outstanding securities held by the interested shareholder. Under Georgia law, an interested shareholder may avoid the prohibition against effecting certain significant transactions with the corporation if the board of directors, prior to the time such shareholder becomes an interested shareholder, approves such transaction or the transaction by which such shareholder becomes an interested shareholder. The similar provisions of Georgia law do not apply to a Georgia corporation unless it has affirmatively elected in its bylaws to be governed by them.

     The HeadHunter.NET bylaws currently contain a provision electing to be governed by the similar provisions of Georgia law. Georgia law also contains a provision concerning "fair price requirements" which if elected by a Georgia corporation in its bylaws imposes certain requirements on "business combinations" of a Georgia corporation with any person who is an "interested shareholder" of that corporation. The HeadHunter.NET bylaws presently contain a provision electing to be governed by the fair price requirements.

     CareerMosaic. CareerMosaic is subject to the antitakeover provisions of Delaware law. The antitakeover provisions prohibit "business combinations," subject to some limitations, between a Delaware corporation and an interested stockholder, as described below, within three years of the time the interested stockholder became an interested stockholder unless:

     - before that time, the board of directors approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

     - upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation, excluding shares held by directors who are also officers of the corporation and by employee stock ownership plans that do not permit employees to determine confidentially whether shares held by the plan will be tendered in a tender or exchange offer; or

     - on or following that time, the business combination is approved by the board of directors and the business combination transaction is approved by the holder of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     The business combination restrictions described above described above do not apply if:

     - the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by the antitakeover provisions in Delaware law;

     - the holders of a majority of the voting stock of the corporation approve an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by the antitakeover provisions, which election will be effective 12 months after the amendment's adoption and would not apply to any business combination with a person who was an interested stockholder at or prior to the time the amendment was approved; or

     - the corporation does not have a class of voting stock that is (a) listed on a national securities exchange, (b) authorized for quotation on Nasdaq or a similar quotation system, or (c) owned by more than 2,000 stockholders.

                      INFORMATION REGARDING HEADHUNTER.NET

                            HEADHUNTER.NET BUSINESS

OVERVIEW OF OUR BUSINESS

     HeadHunter.NET is a leading provider of online recruiting services to employers, recruiters, and job seekers via its web site at www.headhunter.net. We enable employers and recruiters to advertise job opportunities and review resumes online, and job seekers to identify, research, evaluate and apply to a broad range of job opportunities online. Our revenues have grown rapidly, increasing from approximately $1.1 million for the year ended December 31, 1998 to approximately $9.3 million for the year ended December 31, 1999. Our revenues for the three months ended March 31, 2000 were approximately $6.4 million. We derive revenue primarily from fees paid by employers and recruiters to post job opportunities on our web site, to access resumes posted by job seekers on our web site and to cross-post their job opportunities to numerous free job sites and online news groups.

THE MARKET OPPORTUNITY FOR ONLINE RECRUITING

     According to interbiznet.com's 2000 Electronic Recruiting Index, the market for recruitment advertising in the United States is approximately $11 billion and rapidly growing. We believe factors such as the increasing labor shortage and employee turnover are forcing employers to increase spending for recruiting efforts in order to maintain and grow their workforce.

     Traditionally, employers and recruiters have used various advertising methods to achieve their recruiting objectives. These methods include newspaper classifieds and other print advertising, career fairs, job search agents, and on-campus recruiting. Each of these methods have their own limitations, but in general these methods are typically:

     - very time consuming from the initial screening of the candidate to the final hire;

     - expensive as it relates to providing full descriptions of an employer or job opportunity and advertising nationally in a print classified advertisement, or paying the placement fees associated with hiring a job search agent; and

     - limiting with respect to the amount and flow of timely information between the employer and the job candidate.

     With the growing acceptance of the Internet as a means of sharing information, communicating and conducting commerce electronically, we believe the Internet has become an attractive medium for recruiting. We expect companies from a broad range of industries to increase their online recruiting efforts. Forrester Research estimates that the size of the online recruiting market will increase at a compound annual growth rate of 61.3% from $411 million in 1999 to $3.2 billion by 2004.

     We believe that online recruiting has a number of advantages over traditional means of recruiting and job searching because it:

     - is interactive, allowing immediate links to additional information;

     - provides information about local and geographically dispersed job seekers and job opportunities;

     - allows employers, recruiters and job seekers to conduct more focused searches;

     - allows employers, recruiters and job seekers to research and gather information anonymously;

     - is more cost-effective; and

     - is accessible at any time by employers, recruiters and job seekers.

     Currently, employers and recruiters advertising job opportunities across several geographic regions or industries are likely to post these job opportunities on multiple recruiting web sites. Each web site offers these employers or recruiters different services and varying degrees of control to manage their online recruiting. As a result, they must spend significant time and resources to manage numerous relationships and understand various technologies and posting processes. Despite the benefits of online recruiting relative to traditional methods of recruiting, we believe that many of the online recruiting web sites are limited in that they:

     - prohibit recruiting firms from posting job opportunities on their web sites;

     - are niche sites that focus on a specific industry sector or functional area (for example, technology or sales and marketing); or

     - are geographically focused.

     We believe that employers and recruiters will increasingly utilize those online recruiting services that enable them to access a large number of job seekers and exercise a high degree of control over the exposure of their job opportunities.

THE HEADHUNTER.NET SOLUTION

     We believe that we provide a superior online recruiting solution to employers, recruiters and job seekers by providing them with services focused on reducing the time, cost and effort of the recruiting and job seeking processes as compared to traditional methods. In addition to the advantages we offer over traditional methods of job searching and recruiting, we provide employers, recruiters and job seekers with the following advantages over other online recruiting services:

     A Large Number of Qualified Job Seekers. We believe that employers and recruiters consider access to a large number of qualified job seekers a critical factor in determining which online recruiting services to use. Our online recruiting services attract a large number of job seekers. During February 2000, based on data from our server log files, our web site averaged over 170,000 users and more than 2.3 million page views per business day.

     Access to Job Opportunities Posted by Both Employers and Recruiters. We enable both employers and recruiters to post job opportunities on our web site and to access resumes posted on our web site. We believe that job seekers benefit significantly from our practice of including recruiters on our web site. Some of our competitors elect to prohibit recruiters from using their recruiting services or compete directly with such recruiting firms. We provide an independent online solution to recruiters which we believe results in superior services to our job seekers by (1) providing them with access to the broad universe of job opportunities posted by recruiters, and (2) increasing the exposure for their resumes they post on our web site.

     Employers and Recruiters Can Improve the Placement and Increase Exposure of Their Job Opportunities. Due to the breadth of job opportunities posted on our web site, a single focused job search can return numerous job opportunities on several pages. In order to enhance the visibility of their job opportunities, we enable employers and recruiters to improve the placement in a search result by purchasing enhanced performance packages for job opportunities posted on our web site. We list a job opportunity in a search result according to the level of performance package purchased by the employer or recruiter. The higher the level of the performance package purchased for a job opportunity is, the closer to the top of the list it appears in a search result. We believe these performance packages provide employers and recruiters with a high degree of flexibility to manage their online recruiting needs based on the market dynamics of the category and geographic location of each job opportunity.

     Breadth of Job Opportunities Available on Our Web Site. We enable employers, recruiters and job seekers to achieve their recruiting and job search objectives through a single web site. Our web site provides information regarding a large number of geographically diverse job opportunities representing a wide variety of industries and occupations. At March 31, 2000, we had approximately 10,000 employers and recruiters paying to use our services. We focus on employers, recruiters and job seekers throughout the United States and across multiple industries, unlike many of our competitors which have a limited industry or geographic focus. We also provide access to job opportunities posted by recruiters, as well as employers, which increases the breadth of available job opportunities.

     Employers and Recruiters Can Track, Measure and Analyze Results of Their Online Recruiting Efforts. We provide employers and recruiters with information in their monthly billing statement regarding the number of times (1) each of their job opportunities was retrieved by a job search, (2) the page containing each of their job opportunities was viewed, (3) job seekers viewed more information online about their job opportunities, and (4) job seekers responded online to their job opportunities. Employers and recruiters may also access current information through our web site regarding click-throughs and responses and can use this information to frequently evaluate the results of each job opportunity posted and to better manage their online recruiting needs.

     Ease of Use and Functionality of Our Web Site. We make the process of posting job opportunities and searching for jobs on our web site easy and fast. Employers and recruiters can post job opportunities and instantly update them online, eliminating delays associated with paperwork and telephone or facsimile confirmations. Employers and recruiters may also elect to cross-post their job opportunities to a network of over 250 web sites and online news groups. This allows employers and recruiters to better manage their online recruiting needs because they can post job opportunities quickly and on multiple web sites. Job seekers may store their resumes online privately so they may easily and quickly apply for job opportunities of interest to them.

OUR GROWTH STRATEGY

     Our objective is to be the leading provider of online recruiting services to employers and recruiters. The key elements of our strategy to accomplish this objective include the following:

     Continue to Aggressively Expand Our Sales Force. We have increased our sales force from 32 persons at June 30, 1999 to 79 persons as of March 31, 2000. We plan to expand rapidly our direct sales efforts by increasing the size of our existing sales force in major metropolitan areas, such as Atlanta, Boston, Chicago, Dallas, Los Angeles, New York City, San Francisco and Washington, D.C., and by adding personnel to focus on other metropolitan markets such as Austin and Houston, in order to further penetrate those markets. We believe that local market presence gives us a better understanding of that market's particular recruiting needs. We also intend to increase significantly our telephone sales personnel to focus on markets and potential customers which do not currently require our direct sales efforts in order to further penetrate our target customers.

     Continue to Increase Awareness of the HeadHunter.NET Brand. We plan to continue to increase awareness of the HeadHunter.NET brand through an aggressive marketing campaign that combines online and traditional advertising, direct marketing and strategic relationships. Building the HeadHunter.NET brand is important to our success because we believe it will increase the number of job seekers using our online recruiting service and, as a result, we believe that employers and recruiters will be more likely to use our services. We also believe that increasing the awareness of our brand among employers and recruiters will increase the effectiveness of our sales efforts.

     Develop Alternative Channels of Distribution Through Strategic Relationships. We have entered into and continuously evaluate strategic relationships as a means to increase traffic to our web site, enhance visibility of job opportunities, increase awareness of the HeadHunter.NET brand, and provide marketing and promotional opportunities. For example, we recently have entered into agreements with NBC Internet and a subsidiary of Cox Interactive Media and we plan to establish strategic relationships with industry specific web sites and other partners who we believe will increase our exposure.

     Continue to Enhance Web Site Functionality. We believe that our web site currently provides an easy, efficient and cost-effective method of conducting online recruiting. Employers and recruiters can post job opportunities and update or change them in real-time. We intend to add enhancements that increase the functionality of our web site for employers and recruiters. For example, in December 1999 we added the ability for employers and job seekers to cross-post job opportunities to over 250 web sites and online news groups. Additionally, we intend to enhance the design and functionality of our web site so that job seekers can conduct faster, more focused and more accurate searches.

     Pursue Strategic Acquisitions of Complementary Businesses and
Technologies. We plan to evaluate possible acquisitions of complementary businesses, products and technologies. We will explore acquisition or investment opportunities if we believe they will enable us to accelerate our growth, add new content, develop new technologies or penetrate new markets.

OUR SERVICES

     We generate revenues from primarily three services that we offer employers and recruiters, which enable them to: (1) post job opportunities; (2) access complete resumes posted by job seekers on our web site; and (3) cross-post job opportunities to a network of over web sites and online news groups. We also allow job seekers to post their resumes and access our database of job opportunities free of charge.

  Services to Employers and Recruiters.

     Posting Job Opportunities. Employers and recruiters post job opportunities on our web site for a minimum of 30 days by purchasing performance packages. They can post job opportunities and instantly update, change or remove them online. Each job posting is available to the large number of qualified job seekers who use our web site. In addition, due to the breadth of job opportunities on our web site, a single focused job search can return numerous job opportunities on several pages. In order to enhance the visibility of their job opportunities, we enable employers and recruiters to improve their placement in a search result by purchasing enhanced performance packages. We list a job opportunity in a search result according to the level of performance package purchased by the employer or recruiter. The higher the level of the performance package purchased for a job opportunity is, the closer it appears to the top of the list in a search result. We believe these performance packages provide employers and recruiters with a high degree of flexibility to manage their online recruiting needs based on the market dynamics of the category and geographic location of each job opportunity.

     Resume Access. In February 2000, we began charging employers and recruiters a fee to access any complete resume posted on our web site. Employers and recruiters can purchase access to resumes posted on our web site for periods of three months or one year.

     Cross-Posting. Employers and recruiters may pay a flat fee to cross-post all of their job opportunities posted on our web site to a network of over 250 web sites and online news groups to increase the exposure of such job opportunities with relatively minimal effort.

  Account Options for Employers and Recruiters.

     Employers and recruiters can purchase our services through one of the following accounts:

     - EaseEPost. EaseEPost allows employers and recruiters immediate access to any of our services online using a credit card. This completely automated account is designed for employers and recruiters with occasional recruiting needs. Employers and recruiters pay a monthly fee to purchase enhanced performance packages and to purchase other value add services such as access to the resumes posted on our web site and cross-posting their job opportunities to a network of over 250 web sites and online news groups.

     - Corporate Accounts. Corporate accounts are designed for employers and recruiters that regularly post multiple job opportunities on our web site. Corporate account participants can access statistics online regarding the number of times users viewed additional information online about each job opportunity and the number of online responses to each job opportunity. Employers and recruiters use this information to quickly evaluate the results of any posted job opportunity. Corporate account participants also receive monthly billing statements containing statistical information that they can use to track and measure the success of their online recruiting efforts. Corporate account participants pay a negotiated fee for the performance package and value add services they choose to purchase.

  Services to Job Seekers

     Job seekers may post their resumes and conduct searches free of charge. We believe this attracts a large number of job seekers who explore, evaluate and compare job opportunities on our web site, making our web site a valuable tool for employers and recruiters. Job seekers also can store their resume privately on our web site so they may apply quickly online for job opportunities of interest to them without allowing other employers and recruiters access to their resume. In addition, we offer an online monthly newsletter called CareerBytes, which provides online career advice and information for job seekers.

OUR CUSTOMERS

     Our customers are employers and recruiters who have a large number of geographically dispersed job opportunities representing a wide variety of industries and occupations. At March 31, 2000, we had over 10,000 paying customers for our online recruiting services, of which approximately 6,000 were EaseEPost customers and 4,000 were corporate customers. Our customers have month-to-month accounts and typically do not sign long-term agreements for our services. No single customer accounts for 5% or more of our revenues.

OUR SALES FORCE AND SUPPORT SERVICES

     At March 31, 2000, we employed 79 full-time sales personnel compared to 32 full-time sales personnel at June 30, 1999. Our sales personnel are located in Atlanta, Boston, Chicago, Dallas, Los Angeles, New York City, San Francisco and Washington, D.C. We plan to continue to rapidly expand our direct sales efforts by increasing the size of our existing sales force in those metropolitan areas and in other metropolitan markets, such as Austin and Houston, in order to further penetrate these markets. We also plan to increase significantly our telesales efforts by increasing the size of our existing telesales force and focusing on markets and potential customers which currently do not require our direct sales efforts.

     We believe that one of the most important services our sales personnel provides to employers and recruiters is ongoing consulting services. Our sales staff consults regularly with employers and recruiters to customize our service offerings to meet their recruiting needs. The majority of our sales to date have been through telesales. Telesales is an effective sales method because our sales representatives and prospective customers can simultaneously view our web site while our sales representatives explain and demonstrate its use and features. Because we believe that local market presence in some metropolitan areas gives us a better understanding of that market's particular recruiting needs, we plan to continue to place a greater emphasis on direct sales in those markets as we increase the number of our direct sales personnel and open new sales offices. We compensate our sales personnel for maintaining and expanding relationships with the employers and recruiters who already use our web site.

     We believe that our support services are a key component in attracting and retaining employers, recruiters and job seekers. We solicit questions and feedback from employers, recruiters and job seekers who use our web site, and our support staff responds by e-mail to inquiries concerning technical aspects of our web site and service offerings. We also provide telephone support to employers and recruiters regarding our service offerings, billing and technical aspects on our web site.

ADVERTISING AND MARKETING

     Our advertising and marketing strategy is designed to establish www.headhunter.net as the leading recruiting web site. We use multiple channels to advertise, market and promote our web site, including online advertising, traditional advertising and direct marketing.

  Online Advertising

     We advertise online to increase market awareness of the HeadHunter.NET brand. We advertise on web sites of major Internet content providers, including AltaVista, Lycos, Excite, NBC Snap, Looksmart, Dogpile and GoTo.com, that enable us to target potential job seekers and allow them to click-through to www.headhunter.net. We also purchase keyword targeted banners and permanent buttons or links to our web site whenever they are available at reasonable rates. Generally, our agreements to purchase advertising are short-term and we receive a guaranteed number of banner advertisement impressions for a fixed fee.

  Traditional Advertising

     We believe that traditional advertising is also an effective means of increasing awareness of the HeadHunter.NET brand and attracting employers, recruiters and job seekers. Our traditional advertising efforts have included:

     - local spot television advertising in select markets;

     - spot radio and traffic reports in top 10 markets;

     - national and select local daily newspapers, such as USA Today and the New York Times;

     - business weeklies, recruitment magazines and vertical industry trade publications; and

     - outdoor billboards, buses and airport advertising.

  Direct Marketing

     Our direct marketing efforts include direct mail, fax and e-mail campaigns aimed at human resources executives, recruiters and recruitment advertising agencies. We also publish two monthly newsletters via e-mail, CareerBytes for job seekers and Hireadigm for employers and recruiters. In addition, we actively market at trade shows, job seminars and career fairs to reach employers and recruiters and inform them of the benefits of our web site.

OUR TECHNOLOGY AND WEB SITE MANAGEMENT

     We use an internally developed software system that is scalable and specifically designed to support a high volume of web site traffic and searches, as well as immediate additions, modifications and deletions of job opportunities and resumes. We deliver content from our web servers to the Internet via leased high speed telecommunications lines from Pentium-based servers installed at multiple locations. We contract co-location services from third party providers. We maintain location redundancy such that in the event one location experiences service interruption, the delivery speed of our web site will not be significantly impacted.

     We route requests for information from our web site to the closest server with available capacity. This architecture balances the user load across diverse geographic locations and provides fault tolerance. We route requests for information away from any location that may be suffering from a network outage. This architecture allows our web site to remain available 24-hours-a-day, seven-days-a-week. If any server needs routine maintenance, we can temporarily route requests for information to alternate servers.

     We distribute job opportunities and resumes submitted to our web site to all of our servers simultaneously, using an internally developed proprietary technology. This technology is essential to maintaining consistency across a collection of geographically dispersed parallel servers while still providing employers, recruiters and job seekers with immediate access to new and changing job opportunities and resumes.

OUR COMPETITION

     The market for online recruiting services is relatively new, intensely competitive and rapidly evolving. There are minimal barriers to entry, and current and new competitors can launch new web sites and add content at relatively low costs within relatively short time periods. We expect competition to persist and intensify and the number of competitors to increase significantly in the future. We compete against other online recruiting services, such as Monster.com, HotJobs.com, Career Path and CareerMosaic, as well as corporate Internet sites, and not-for-profit web sites operated by individuals, educational institutions and governments. In addition to this online competition, we compete against a variety of companies that provide similar content through one or more media, such as classified advertising, radio and television. Many of our current and potential competitors, including those mentioned above, have significantly greater financial, technical and marketing resources, longer operating histories, better name recognition and more experience than we do. Many of our competitors also have established relationships with employers, recruiters and other job posters.

     To compete successfully, we must attract more employers, recruiters and job seekers, and generate fees. The competitive factors attracting employers, recruiters and job seekers to our web site include the quality of presentation and the relevance, timeliness, depth and breadth of recruiting information and services offered on, and the ease of use of, our web site. The competitive factors also include, among others, the fees charged to list job opportunities, the cost of upgrades and other services and the cost and accessibility of similar services through the Internet or competing media. Our competitors' services may be sufficiently attractive to employers, recruiters and job seekers to dissuade them from using our web site. If we are unable to attract a significant number of employers, recruiters and job seekers to our web site, our business, financial condition and results of operations will suffer.

GOVERNMENT REGULATION

     There is an increasing number of laws and regulations pertaining to the Internet, including laws, or regulations and cases relating to user privacy, liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy and domain name registration. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, patent, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing.

     Privacy Concerns. Government agencies are considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing web sites in circumstances similar to ours. While we have implemented and intend to implement additional programs designed to enhance the protection of the privacy of its users, these programs may not conform to any regulations adopted by these agencies. In addition, these regulatory and enforcement efforts may adversely affect our ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide advertisers with demographic information. The European Union has adopted a directive that imposes restrictions on the collection and use of personal data. The directive could impose restrictions that are more stringent than current Internet privacy standards in the United States. The directive may adversely affect the activities of businesses that engage in data collection from users in European Union member countries.

     Domain Names. Domain names are the user's Internet "addresses." The current system for registering, allocating and managing domain names has been the subject of litigation and statutory reform. Although we have applied to register "HeadHunter.NET" as a trademark, third parties may bring claims for infringement against us for the use of this domain name as a trademark. There can be no assurance that our domain name will not lose its value if we have to obtain new domain names in addition to or in lieu of our current domain names for legal or other reasons.

     Jurisdictions. Due to the global nature of the Internet, it is possible that, although our transmissions over the Internet originate primarily in Atlanta, the governments of other states and foreign countries might attempt to regulate our business activities or tax our revenues. In addition, because our service is available over the Internet in multiple states and foreign countries, these jurisdictions may require us to qualify to do business as a foreign corporation in each of these states or foreign countries, which could subject us to taxes and other regulations.

INTELLECTUAL PROPERTY

     Our success and ability to compete depends significantly on our internally developed proprietary technology and on our brand and marks. We rely upon trademark and other intellectual property laws, and on confidentiality and non-disclosure agreements with our employees and third parties to establish and protect our proprietary rights. We have obtained a federal registered mark for "HeadHunters," and we have a pending federal trademark application for "HeadHunter.NET." We cannot assure you that any of our trademark registrations will be approved or granted or, if granted, that they will not be successfully challenged by others or invalidated through administrative process or litigation. If our registration of HeadHunter.NET is not approved or granted due to the prior issuance of trademarks to third parties or for other reasons, there can be no assurance that we will be able to enter into arrangements on commercially reasonable terms to allow us to continue to use that trademark.

     We also seek to protect our proprietary rights through the use of confidentiality agreements with employees, consultants, advisors and others. We cannot assure you that these agreements will provide adequate protection for our proprietary rights if there is any unauthorized use or disclosure of our proprietary information or if our employees, consultants, advisors or others fail to maintain the confidentiality of our proprietary information. We also cannot assure you that our proprietary information will not otherwise become known, or be independently developed, by competitors.

     In addition, patents recently issued to third parties regarding Internet business processes indicate additional Internet business process patents may be issued in the future. While we do not believe we infringe any existing business process patent, future patents may limit our ability to use processes covered by such patents or expose us to claims of patent infringement or otherwise require us to seek to obtain related licenses. There can be no assurance that such licenses would be available on acceptable terms or at all. The failure to obtain such licenses on acceptable terms could have a material adverse effect on our business, financial condition, results of operations and prospects. See "Risk Factors -- We may not be able to protect and enforce our intellectual property rights, which could result in the loss of our rights, loss of business or increased costs."

EMPLOYEES

     At May 16, 2000, we had 214 full-time employees, most of whom are based at our executive offices. Of these employees, 158 were in sales and marketing, 30 were in technology and operations and 26 were performing general and administrative functions. None of our employees are represented by a labor union and we consider our employee relations to be good.

FACILITIES

     We recently moved our executive offices to Norcross, Georgia, at 333 Research Court, Suite 200. We believe that our current executive office space will be adequate for our needs for the foreseeable future. We also lease office space in each of the metropolitan areas in which we have direct sales personnel.

LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

              HEADHUNTER.NET SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected financial data as of and for our inception period (October 10, 1995 to December 31, 1995), the year ended December 31, 1996, the ten months ended October 31, 1997, the two months ended December 31, 1997 and the years ended December 31, 1998, 1999, which have been derived from the audited financial statements of the predecessor and our audited financial statements and related notes included in another part of this proxy statement/prospectus. The selected financial data as of and for the three months ended March 31, 1999 and March 31, 2000 have been derived from our unaudited financial statements and, in the opinion of our management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation in all material respects of such information. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year. You should read the selected financial data together with our financial statements and related notes and the section of this proxy statement/prospectus entitled "HeadHunter.NET Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of results to be expected in the future. See Note 2 of Notes to Financial Statements for an explanation of the determination of the shares used in computing basic and diluted net income
(loss) per common share. The weighted average shares outstanding data gives effect to the conversion of our Class A preferred stock into our common stock at August 19, 1999, the date of our initial public offering. Loss per share for the twelve months ended December 31, 1999 and the three months ended March 31, 1999 include a one-time non-cash charge to accumulated deficit of approximately $21.7 million for the difference between the fair value and the conversion price of the loan and security agreement related to conversion of this instrument from debt to equity in January 1999. This was accounted for as a distribution to ITC Holding Company, Inc., a Class A preferred shareholder, and, therefore, an increase in net loss attributable to common shareholders. See Notes 2 and 3 to our financial statements for further discussion.

                                       PREDECESSOR                                HEADHUNTER.NET
                        -----------------------------------------   ------------------------------------------
                            FROM
                         INCEPTION                        TEN
                        (OCTOBER 10,                    MONTHS       TWO MONTHS
                          1995) TO      YEAR ENDED       ENDED         ENDED        YEAR ENDED     YEAR ENDED
                        DECEMBER 31,   DECEMBER 31,   OCTOBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                            1995           1996          1997           1997           1998           1999
                        ------------   ------------   -----------   ------------   ------------   ------------

Statement Of
Operations Data:
Revenues..............    $50,754        $190,146      $124,437      $   29,591    $ 1,099,868    $  9,253,954
Costs and expenses:
 Costs of revenues....         --              --        29,390           2,906         86,963         147,275
 Marketing and
   selling............         --           2,740        23,301          41,123      2,719,330       9,898,815
 General and
   administrative.....      5,073          52,105        95,967         126,268      1,714,756       3,786,728
 Stock compensation
   expense............         --              --            --              --        205,574       5,528,114
 Depreciation and
   amortization.......        516           6,842        10,099          41,912        276,706         528,256
                          -------        --------      --------      ----------    -----------    ------------
       Total costs and
        expenses......      5,589          61,687       158,757         212,209      5,003,329      19,889,188
                          -------        --------      --------      ----------    -----------    ------------
Operating income
 (loss)...............     45,165         128,459       (34,320)       (182,618)    (3,903,461)    (10,635,234)
                          -------        --------      --------      ----------    -----------    ------------
Net income (loss).....    $45,165        $128,623      $(35,163)     $ (176,392)   $(4,345,868)   $(10,256,036)
                          =======        ========      ========      ==========    ===========    ============
Loss Per Share:
 Basic and diluted....                                               $    (0.08)   $     (1.98)   $      (5.90)
Weighted Average
 Shares Outstanding:
   Basic and
     diluted..........                                                2,200,000      2,200,000       5,412,135

                              HEADHUNTER.NET
                        --------------------------

                               THREE MONTHS
                                  ENDED
                                MARCH 31,
                        --------------------------
                           1999           2000
                        -----------    -----------
                        (UNAUDITED)    (UNAUDITED)
                        -----------    -----------
Statement Of
Operations Data:
Revenues..............  $   828,027    $ 6,379,553
Costs and expenses:
 Costs of revenues....       25,433         86,876
 Marketing and
   selling............    1,232,350      9,250,433
 General and
   administrative.....      492,269      1,865,842
 Stock compensation
   expense............    2,861,676        255,062
 Depreciation and
   amortization.......       88,895        297,137
                        -----------    -----------
       Total costs and
        expenses......    4,700,623     11,755,350
                        -----------    -----------
Operating income
 (loss)...............   (3,872,596)    (5,375,797)
                        -----------    -----------
Net income (loss).....  $(3,882,019)   $(5,098,225)
                        ===========    ===========
Loss Per Share:
 Basic and diluted....  $    (11.63)   $     (0.47)
Weighted Average
 Shares Outstanding:
   Basic and
     diluted..........    2,200,000     10,851,196

                                                                                   HEADHUNTER.NET
                                                                       --------------------------------------
                                                      PREDECESSOR
                                                    AT DECEMBER 31,               AT DECEMBER 31,
                                                   -----------------   --------------------------------------   MARCH 31, 2000
                                                    1995      1996        1997         1998          1999       (UNAUDITED)
                                                   -------   -------   ----------   -----------   -----------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents........................  $14,326   $25,973   $  853,989   $   254,937   $16,938,708    $13,576,977
Working capital (deficit)........................   31,214    33,706      788,976    (3,446,422)   21,236,203     14,886,411
Total assets.....................................   43,030    58,550    1,922,915     2,225,180    26,979,744     28,948,824
Total debt, including current maturities.........       --        --           --     3,500,000            --             --
Total shareholders' equity (deficit).............   42,865    55,500    1,830,517    (1,967,943)   24,743,924     20,016,843

        HEADHUNTER.NET MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our financial statements and related notes, and other financial information appearing elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors including those set forth in "Risk Factors" contained in this proxy statement/prospectus.

OVERVIEW

     We provide online recruiting services to employers, recruiters and job seekers via our web site. HNET, Inc., our predecessor, was founded in October 1995 and was wholly owned by our founder, Warren L. Bare. From its inception until late 1996, HNET, Inc. derived all of its revenues from web site development consulting services. As a result of the experience that it gained during this period, HNET, Inc. identified online recruiting as an emerging industry. It launched the www.headhunter.net web site in October 1996, and began to focus on growing its online recruiting service business.

     In October 1997, HNET, Inc. entered into an investment agreement with ITC Holding Company under which:

     - HeadHunters, L.L.C. was formed;

     - HNET, Inc. contributed all of its assets related to the operation of the web site in exchange for a 45% interest in HeadHunters, L.L.C.; and

     - ITC Holding Company contributed $1.1 million in cash in exchange for a 55% interest in HeadHunters, L.L.C.

This transaction was accounted for as a purchase.

     In July 1998, HeadHunters, L.L.C., ITC Holding Company and Warren L. Bare entered into a contribution agreement under which:

     - HeadHunter.NET, Inc. was incorporated;

     - Mr. Bare contributed all of the outstanding stock of HNET, Inc. to us in exchange for 2,200,000 shares of our common stock and 50,000 shares of our Class A preferred stock; and

     - ITC Holding Company contributed its 55% interest in HeadHunters, L.L.C. to us in exchange for 2,750,000 shares of our Class A preferred stock.

This transaction was accounted for in a manner similar to a pooling of interest. As a result of this transaction, HeadHunters, L.L.C. and HNET, Inc. became our wholly owned subsidiaries.

     We derive revenue primarily from fees paid by employers and recruiters to post a job opportunity on our web site using performance postings which allow premium positioning within a search result. We also earn revenue from fees paid by employers and recruiters for additional services and from the sale of banner advertisements. Initially, we charged one flat fee for a combination of our services, although we did not charge employers and recruiters to post job opportunities on our web site. As a result, revenue was earned principally from a combination of upgrade fees and the sale of banner advertisements on our web site, with sales of banner advertising comprising a more significant percentage of our revenues. We modified our pricing structure effective as of August 1, 1998 and began offering upgrade services on a per job basis and on April 3, 2000 we changed our pricing and packaging structure by replacing the upgrade service with performance postings that offer enhanced visibility based upon the product pricing. As a result of the growth of our sales force and the pricing changes related to job postings, revenue associated with job postings has continued to grow as a percentage of our revenues. We also continue to generate additional sources of revenue from banner advertising and the sale of complementary services to our job posting products.

     From June 1, 1999 until April 3, 2000, we charged employers and recruiters a fee for a basic posting of job opportunities and employers and recruiters who wanted to improve the placement of their jobs in a search result could pay an additional fee. Beginning on April 3, 2000 we changed the pricing and packaging of our job posting service to a performance posting service where employers and recruiters purchase a single product at a price point that gives them the desired priority in the job search results. The new minimum cost is $50 for an economy listing while the standard listing is priced at $100. Increases in search result priority are available in $25 increments. We generally provide favorable pricing terms to employers and recruiters that post a significant number of job opportunities.

     We implemented our "VIP Resume Reserve" service in April 1999. Until February 2000, we held all resumes in our VIP Resume Reserve for seven days before we posted them for general review on our web site. The reserve also contained resumes that job seekers specifically requested to remain in the reserve instead of being posted for general review. In February 2000, we implemented a new pricing structure whereby employers and recruiters must pay a quarterly or annual subscription fee to access any complete resume.

     We believe that job posting fees and fees paid to access resumes will account for a substantial majority of our revenues for the foreseeable future.

     We record advance billings prior to the delivery of services or the display of an advertisement as deferred revenues and recognize them as revenue ratably when the services are provided or the advertisements are displayed. At March 31, 2000, we had approximately $3.5 million of deferred revenues.

     Our costs and expenses include:

     - costs of revenues, consisting of bandwidth access fees, co-location costs and Internet connection charges;

     - marketing and selling expenses, consisting primarily of salaries and commissions for sales, marketing and customer service personnel, advertising costs and other marketing-related expenses (including strategic relationship and product design costs);

     - general and administrative expenses, consisting primarily of salaries and related costs for general corporate functions, including finance and accounting personnel, software development and technical personnel, office facilities and fees for professional services; and

     - depreciation and amortization, including depreciation of computer and other equipment and amortization of goodwill.

     We have recently made significant changes to our pricing policies. Accordingly, we have an extremely limited operating history on which you can evaluate these changes. Thus, period-to-period comparisons of our operating results are not particularly meaningful, and you should not rely on the results for any period as an indication of our future performance. We have experienced, and expect to continue to experience, seasonality in our user traffic, with lower traffic during the summer vacation and year-end holiday periods. Because our business model is new, we do not know if our results of operations are subject to any additional seasonal fluctuations. We believe that revenue from classified advertising and other traditional recruiting services is generally lower in the months of July, November and December because of vacation periods and holiday seasons. As the online recruiting market develops, we believe that we may experience similar seasonal patterns or discover other seasonal patterns.

     We have a history of losses and at March 31, 2000, we had an accumulated deficit of approximately $41.6 million, which includes a one-time non-cash charge of approximately $21.7 million for the difference between the fair value and the conversion price of the loan and security agreement related to conversion of this instrument from debt to equity in January 1999. This was accounted for as a distribution to ITC Service Company, a Class A preferred shareholder, and, therefore, an increase in net loss attributable to common shareholders. See Note 2 to our financial statements for further discussion. We expect to continue to incur losses and negative cash flow for the foreseeable future. In addition, to foster our planned growth, we expect to continue to significantly increase our operating expenses in the areas of marketing, sales and technology.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 2000 Compared to the Three Months Ended March 31, 1999

     Revenues. Our revenues increased approximately $5.6 million, or 673%, from approximately $828,000 for the three months ended March 31, 1999 to $6.4 million for the three months ended March 31, 2000. Revenues from job posting and upgrade fees grew from $667,000 to approximately $5.7 million. This increase primarily resulted from the pricing change that was implemented on June 1, 1999, the growth of our direct sales force, and a more aggressive marketing campaign. During the same time frame, our advertising revenue grew from $161,000 to approximately $701,000. This growth resulted from an increase in traffic to our web site over last year, which enabled us to sell more banner advertisements on our web site.

     Costs of revenues. Our costs of revenues increased $62,000, or 248%, from $25,000 for the three months ended March 31, 1999 to $87,000 for the three months ended March 31, 2000. Costs of revenues increased primarily due to increased bandwidth access fees, co-location costs and Internet connection charges to accommodate the growth in user traffic and content on our web site. However, as a percentage of revenue, our costs of revenues decreased from 3% for the three months ended March 31, 1999 to 1% for the comparable period in 2000. The decrease in costs as a percentage of revenues was primarily due to economies of scale.

     Marketing and selling expenses. Marketing and selling expenses increased $8.1 million, or 675%, from $1.2 million for the three months ended March 31, 1999 to $9.3 million for the three months ended March 31, 2000. Marketing expenses increased $5.7 million, or 765%, from $740,000 for the three months ended March 31, 1999 to $6.4 million for the three months ended March 31, 2000. This increase is primarily the result of aggressive advertising and marketing campaigns designed to attract more employers, recruiters and job seekers to our web site. Selling expenses increased $2.3 million, or 468%, from $493,000 for the three months ended March 31, 1999 to $2.8 million for the three months ended March 31, 2000. This increase is primarily due to the addition of direct sales personnel to our sales force from March 31, 1999 through March 31, 2000, and sales management and administrative personnel hired to support our sales effort.

     General and administrative expenses. General and administrative expenses increased $1.4 million, or 285%, from $492,000 for the three months ended March 31, 1999 to $1.9 million for the three months ended March 31, 2000. The increase in these expenses was primarily due to an increase of $614,000 for salaries, benefits and other employee-related costs due to the hiring of additional personnel, an increase of $197,000 in bad debt expenses related to the increase in revenues, an increase of $178,000 in accounting legal and professional fees associated with organizational changes and an increase of $104,000 related to increased facilities and equipment requirements to support additional personnel. We expect general and administrative expenses to continue to grow as we hire additional personnel and incur additional expenses to support the growth of our operations.

     Stock compensation expense. Stock compensation expense was $255,000 for the three months ended March 31, 2000. During the three months ended March 31, 1999, we sold 181,167 shares of Class A preferred stock to a group of ten executive officers, key employees and directors at $1.50 per share. In accordance with Accounting Principles Board Opinion No. 25, we recognized $2.9 million in compensation expense related to the difference between the purchase price and the estimated fair value of the shares of Class A preferred stock.

     Depreciation and amortization. Depreciation and amortization increased $208,000, or 234%, from $89,000 for the three months ended March 31, 1999 to $297,000 for the three months ended March 31, 2000. The increase in depreciation was primarily the result of the purchase of additional capital equipment. The amortization expense remained relatively level and relates to goodwill of approximately $1.0 million created upon the formation of HeadHunters, L.L.C.

  Fiscal Year Ended December 31, 1999 Compared to Fiscal Year Ended December 31, 1998

     Revenues. Our revenues increased $8.2 million, or 745%, from $1.1 million for the twelve months ended December 31, 1998 to $9.3 million for the twelve months ended December 31, 1999. Revenues from job posting and upgrade fees grew from $462,000 to approximately $8.0 million. This increase primarily resulted from the pricing change that was implemented on June 1, 1999, the growth of our direct sales force, and a more aggressive marketing campaign. During the same time frame, our advertising revenue grew from $661,000 to approximately $1.3 million. This growth resulted from an increase in traffic on our web site over last year, which enabled us to sell more banner advertisements on our web site.

     Costs of revenues. Our costs of revenues increased $60,000, or 69%, from $87,000 for the twelve months ended December 31, 1998 to $147,000 for the twelve months ended December 31, 1999. Costs of revenues increased primarily due to increased bandwidth access fees, co-location costs and Internet connection charges to accommodate the growth in user traffic and content on our web site. However, as a percentage of revenue, our costs of revenues decreased from 8% for the twelve months ended December 31, 1998 to 2% for the comparable period in the twelve months ended December 31, 1998. The decrease in costs as a percentage of revenues was primarily due to economies of scale.

     Marketing and selling expenses. Marketing and selling expenses increased $7.2 million, or 267%, from $2.7 million for the twelve months ended December 31, 1998 to $9.9 million for the twelve months ended December 31, 1999. Marketing expenses increased $3.9 million, or 195%, from $2.0 million for the twelve months ended December 31, 1998 to $5.9 million for the twelve months ended December 31, 1999. This increase is primarily the result of aggressive advertising and marketing campaigns designed to attract more employers, recruiters and job seekers to our web site. Selling expenses increased $3.3 million, or 456%, from $720,000 for the twelve months ended December 31, 1998 to $4.0 million for the twelve months ended December 31, 1999. This increase is primarily due to the addition of direct sales personnel to our sales force from December 31, 1998 through December 31, 1999, and sales management and administrative personnel hired to support our sales efforts.

     General and administrative expenses. General and administrative expenses increased $2.1 million, or 124%, from $1.7 million for the twelve months ended December 31, 1998 to $3.8 million for the twelve months ended December 31, 1999. The increase in these expenses was due primarily to an increase of $1.2 million for salaries, benefits and other employee-related costs due to the hiring of additional personnel and an increase of $430,000 for accounting and legal fees related to our year-end audit and organizational changes. We expect general and administrative expenses to continue to grow as we hire additional personnel and incur additional expenses to support the growth of our operations.

     Stock compensation expense. Stock compensation expense was $5.5 million for the twelve months ended December 31, 1999. During the six months ended June 30, 1999, we sold 271,167 shares of Class A preferred stock and 140,000 shares of common stock to a group of ten executive officers, key employees and directors at $1.50 per share and $2.00 per share, respectively. In accordance with Accounting Principles Board Opinion No. 25, we recognized $3.8 million in compensation expense related to the difference between the purchase price and the estimated fair value of the shares of Class A preferred stock and common stock. Further, we recognized $1.7 million of compensation expense in the twelve months ended December 31, 1999 related to the difference between the option exercise price and the estimated fair value of the shares of common stock from options granted between January 1998 through May 1999. The total difference between the exercise price and the fair value for the options will be amortized ratably over the five year vesting period for the options.

     Depreciation and amortization. Depreciation and amortization increased $251,000, or 91%, from $277,000 for the twelve months ended December 31, 1998 to $528,000 for the twelve months ended December 31, 1999. The increase in depreciation was primarily the result of the purchase of additional capital equipment. The amortization expense remained relatively level and relates to goodwill for approximately $1.0 million created upon the formation of HeadHunters, L.L.C.

  Results for the Year Ended December 31, 1998; the Two Months Ended December 31, 1997; and the Ten Months Ended October 31, 1997

     Revenues. We generated revenues of $1.1 million for the year ended December 31, 1998, $30,000 for the two months ended December 31, 1997, and $124,000 for the ten months ended October 31, 1997. Our revenues consisted of upgrade fees of $462,000, $14,000, and $42,000, banner advertising sales of $661,000,

$16,000, and $9,000, and consulting revenues of $0, $0, and $52,000, respectively for such periods. The increase in revenues from upgrade fees and sales of banner advertising and the corresponding decrease in consulting revenues from 1997 through 1998 resulted primarily from the change from a web site development consulting business to an online recruiting business which commenced with the launch of our web site in October 1996. Our predecessor company generated revenues primarily from providing consulting services, which we no longer provide. As a result, we do not believe a comparison of our predecessor company's operating results to current operations is meaningful.

     Costs of revenues. Our costs of revenues were $87,000 for the year ended December 31, 1998, $3,000 for the two months ended December 31, 1997, and $29,000 for the ten months ended October 31, 1997. Costs of revenues grew primarily due to increased Internet connectivity and co-location expenses following the launch of our web site related to growth in content and traffic on our web site.

     Marketing and selling expenses. Our marketing and selling expenses were $2.7 million for the year ended December 31, 1998, $41,000 for the two months ended December 31, 1997, and $23,000 for the ten months ended October 31, 1997. The substantial increase in these expenses beginning in late 1997 relates primarily to the development of our sales force and increased advertising spending.

     General and administrative expenses. Our general and administrative expenses were $1.7 million for the year ended December 31, 1998, $126,000 for the two months ended December 31, 1997, and $96,000 for the ten months ended October 31, 1997. The increase in these expenses in 1998 from prior periods was primarily due to our hiring of additional personnel and accounting and professional fees incurred in connection with our previously contemplated initial public offering.

     Depreciation and amortization. Our depreciation and amortization expenses were $277,000 for the year ended December 31, 1998, $42,000 for the two months ended December 31, 1997, and $10,000 for the ten months ended October 31, 1997. The increase in depreciation expense in 1998 and the two months ended December 31, 1997 was primarily the result of our purchase of additional capital equipment, and the increase in amortization expense in such periods primarily relates to goodwill of approximately $1.0 million created upon the formation of HeadHunters, L.L.C.

     Other income (expense). Other income (expense) was $(442,000) for the year ended December 31, 1998, $6,000 for the two months ended December 31, 1997, and $(800) for the ten months ended October 31, 1997. The increase in other loss in 1998 was primarily the result of increased interest expense related to the warrant issued to ITC Holding Company and increased outstanding balance under the credit facility with ITC Holding Company.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited statement of operations data for our nine most recent quarters. This quarterly information has been derived from our unaudited financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                  THREE MONTHS ENDED
                           ------------------------------------------------------------------------------------------------
STATEMENT OF               MARCH 31,   JUNE 30,    SEPTEMBER 31,   DECEMBER 31,    MARCH 31,     JUNE 30,     SEPTEMBER 30,
OPERATIONS DATA              1998        1998          1998            1998          1999          1999           1999
---------------            ---------   ---------   -------------   ------------   -----------   -----------   -------------
Revenues.................  $  79,569   $ 198,482    $   392,577    $   429,240    $   828,027   $ 1,584,928    $ 2,892,653
Costs and expenses:
 Costs of revenues.......     18,220      19,319         26,201         23,223         25,433        34,822         33,271
 Marketing and selling...    158,549     349,831      1,220,301        990,649      1,232,352     1,647,577      2,939,547
 General and
   administrative........    189,018     478,373        687,851        359,514        492,270       714,236      1,156,159
 Stock compensation
   expense...............         --      32,705         95,113         77,756      2,861,676     1,688,912        488,763
 Depreciation and
   amortization..........     55,080      63,003         74,062         84,561         88,895       109,347        134,483
                           ---------   ---------    -----------    -----------    -----------   -----------    -----------
       Total costs and
        expenses.........    420,867     943,231      2,103,528      1,535,703      4,700,626     4,194,894      4,752,223
                           ---------   ---------    -----------    -----------    -----------   -----------    -----------
Operating loss...........   (341,298)   (744,749)    (1,710,951)    (1,106,463)    (3,872,599)   (2,609,966)    (1,859,570)
Other income (expense)...      7,533          11       (165,683)      (284,268)        (9,423)      (31,492)       107,112
                           ---------   ---------    -----------    -----------    -----------   -----------    -----------
       Net loss..........  $(333,765)  $(744,738)   $(1,876,634)   $(1,390,731)   $(3,882,022)  $(2,641,458)   $(1,752,458)
                           =========   =========    ===========    ===========    ===========   ===========    ===========

                               THREE MONTHS ENDED
                           --------------------------
STATEMENT OF               DECEMBER 31,    MARCH 31,
OPERATIONS DATA                1999          2000
---------------            ------------   -----------
Revenues.................  $ 3,948,346    $ 6,379,553
Costs and expenses:
 Costs of revenues.......       53,749         86,876
 Marketing and selling...    4,079,339      9,250,433
 General and
   administrative........    1,424,063      1,865,842
 Stock compensation
   expense...............      488,763        255,062
 Depreciation and
   amortization..........      195,531        297,137
                           -----------    -----------
       Total costs and
        expenses.........    6,241,445     11,755,350
                           -----------    -----------
Operating loss...........   (2,293,099)    (5,375,797)
Other income (expense)...      313,001        277,572
                           -----------    -----------
       Net loss..........  $(1,980,098)   $(5,098,225)
                           ===========    ===========

     Our quarterly revenue and results of operations may fluctuate significantly from quarter to quarter, which may cause the price of our common stock to fall substantially if they do not match the expectations of investors or securities analysts. Factors which may cause these fluctuations include:

     - changes in the demand for our service offerings;

     - the cancellation of significant numbers of customer accounts;

     - changes in our pricing policies or those of our competitors;

     - the introduction of additional, or enhancement of existing, service offerings by us or our competitors;

     - seasonal trends in user traffic;

     - the hiring cycles of employers; and

     - the impact of acquisitions of businesses or technologies.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 2000, we had approximately $13.6 million in cash and cash equivalents. Net cash used in operating activities was $194,000 and $4.5 million for the three months ended March 31, 2000 and the twelve months ended December 31, 1999, respectively. Net cash used in operating activities primarily consisted of the net loss for the periods.

     Net cash used in investing activities were for capital expenditures, the purchase of short-term investments and the December 1999 acquisition of the assets of the All In One Submit business, and totaled approximately $3.3 million and $6.4 million for the three months ended March 31, 2000 and the twelve months ended December 31, 1999, respectively. Investing activities included the purchase of short-term investments of $1.4 million for the three months ended March 31, 2000 and $4.1 million for the period ending December 31, 1999, respectively, of high grade short term investments having maturities of less than one year. The majority of the capital purchases relate to telecommunications and computer equipment to build our network infrastructure and office furniture to accommodate our increased personnel. We currently have no material commitments for capital expenditures other than in the ordinary course of business.

     Net cash provided by financing activities was $116,000 and $27.6 million for the three months ended March 31, 2000 and for the twelve months ended December 31, 1999, respectively. The 1999 financing activity relates primarily to net proceeds received from our August 19, 1999 initial public offering. We have incurred losses and negative cash flows from operations since inception as a result of efforts to build out our network infrastructure, increase staffing, and develop our systems. We currently estimate that our working capital generated from operations and the net proceeds of the offering will be sufficient to meet our anticipated operating and capital expenditure needs for at least the next 12 months. Prior to this period of time, we expect to seek to raise additional funds through borrowings or the issuance of equity or debt securities, although there is no assurance that this financing will be on terms favorable to us. If we are not successful in raising additional capital, we may have to decrease our marketing efforts and slow our planned expansion rate for our sales force and other infrastructure.

     If we complete the merger with CareerMosaic, Omnicom Finance will provide a $10 million line of credit to HeadHunter.NET. If received, the addition of these funds will enable us to further accelerate our sales and marketing efforts and other strategic initiatives. We estimate these additional funds coupled with accelerated programs will position us with sufficient capital resources to meet our anticipated operating and capital expenditure needs for at least the next 12 months. There can be no assurance that the merger will be completed as it is subject to a number of conditions. See "The Merger."

     Our ability to grow will depend in part on our ability to expand and improve our Internet operations, the effectiveness of our sales and marketing efforts, and our customer support capabilities. We may need to raise funds in excess of our current expectations in order to take advantage of new opportunities, to react to unforeseen difficulties or to otherwise respond to competitive pressures. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, shareholders may experience additional dilution, and such securities may have rights, preferences or privileges senior to those of our common stock.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     We believe our exposure to market rate fluctuations on our investments is nominal due to the short-term nature of those investments. At present, we do not employ any derivative financial instruments, other financial instruments or derivative commodity instruments to hedge any market risks and we do not currently plan to employ them in the future. At March 31, 2000, we held approximately $5.5 million in short term investments in high grade instruments having maturities less than one year.

RECENT ACCOUNTING PRONOUNCEMENTS

     We do not believe that any new accounting pronouncements will have a material impact on our financial statements.

                           HEADHUNTER.NET MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth specific information regarding HeadHunter.NET's executive officers and directors as of the date of this proxy statement/prospectus:

NAME                                 AGE   CLASS(1)                POSITION
----                                 ---   --------   -----------------------------------
William H. Scott, III(2)...........  52      III      Chairman of the Board and Director
Robert M. Montgomery, Jr...........  42        I      President, Chief Executive Officer
                                                      and Director
Mark W. Partin.....................  32       --      Chief Financial Officer and
                                                      Assistant Secretary
Judith G. Hackett..................  40       --      Senior Vice President -- Marketing
Jay M. Myer........................  38       --      Senior Vice President -- Corporate
                                                      Marketing and Sales
C. Eric Presley....................  33       --      Vice President of Technology
Mark W. Fouraker...................  38       --      Vice President of Site Operations
Burton B. Goldstein, Jr.(2)(3).....  52        I      Director
Donald W. Weber(3).................  63       II      Director
J. Douglas Cox(3)..................  49       II      Director
Michael G. Misikoff(2).............  47        I      Director
Kimberley E. Thompson..............  42       II      Director and Secretary

---------------

(1) Class II term expires at the annual meeting of shareholders in 2000, Class III term expires at the annual meeting of shareholders in 2001, and Class I term expires at the annual meeting of shareholders in 2002.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.

     William H. Scott, III has served as a director of HeadHunter.NET since October 1997 and became Chairman of the board of directors in July 1998. Since December 1991, Mr. Scott has served as President of ITC Holding Company, Inc., a diversified telecommunications and technology holding company and principal shareholder of HeadHunter.NET, and has served on its board of directors since May 1989. Mr. Scott serves as a director of Powertel, Inc., a wireless telecommunications services company; KNOLOGY Holdings, Inc., a broadband telecommunications services provider; Earthlink Network, Inc., an Internet service provider; ITC*DeltaCom, Inc., a regional telecommunications services provider; and Innotrac Corporation, a provider of customized technology-based marketing and support services.

     Robert M. Montgomery, Jr. has served as a director of HeadHunter.NET since January 1998, our President since January 1999 and our Chief Executive Officer since March 1999. Since 1992, Mr. Montgomery has served as a Vice President of ITC Holding Company, Inc. In 1991, Mr. Montgomery founded InterCall, Inc., a teleconferencing company and a wholly owned subsidiary of ITC Holding Company, Inc., and served as its President and Chief Executive Officer until April 1999. From 1993 to April 1999, Mr. Montgomery served as Chairman of the Board and a director of InterCall's United Kingdom division. From 1986 to 1991, Mr. Montgomery served in various capacities with Telecom USA (which was purchased by MCI Communications Corp.), including President of the Conference Calling Division. Currently, Mr. Montgomery serves as a director of InterCall, Inc.

     Mark W. Partin has served as our Chief Financial Officer and Assistant Secretary since May 1999. From 1997 to 1999, Mr. Partin served as Vice President of Finance at Sunchoice Medical Supply, Inc., a national medical supply company. From 1995 to 1997, Mr. Partin was controller/director of mergers and acquisitions for Williams Group International, a diversified holding company. From 1991 to 1995, Mr. Partin worked in the audit and operational consulting divisions of Arthur Andersen LLP. Mr. Partin is a certified public accountant.

     Judith G. Hackett has served as our Senior Vice President -- Marketing since May 1998. From 1995 to 1998, Ms. Hackett was the Senior Vice
President -- Advertising and Marketing with TBS Superstation, Inc., a national cable network. From 1994 to 1995, Ms. Hackett was General Marketing Manager and Creative Director of a CBS affiliate television station, WOIO in Cleveland, and from 1988 to 1994 she served as its Creative Services Director while it was part of the FOX broadcasting network.

     Jay M. Myer has served as our Senior Vice President -- Corporate Sales and Marketing since December 1999. From 1997 to 1999, Mr. Myer was Regional Manager of Tivoli Systems, a developer of network management software for distributor systems. From 1987 to 1995, Mr. Myer was Vice President of Sales at Network Imaging, a database object management company. From 1993 to 1995, Mr. Myer was Area Vice President of Legent Corporation, a software company now owned by Computer Associates.

     C. Eric Presley has served as our Vice President of Technology since October 1998. From December 1997 to April 1998, Mr. Presley served as our Manager of Technology and from April 1998 to October 1998, he served as our Director of Technology. From 1993 to 1997, Mr. Presley held several positions at Advance Technology Corporation, a technology solutions provider, including Senior Consultant and System Architect. From 1988 to 1993, Mr. Presley was Lead Developer at Northern Telecom Limited, a global communications network solutions provider.

     Mark W. Fouraker has served as our Vice President of Operations since October 1998. From April 1998 to October 1998, Mr. Fouraker served as our Director of Operations. In 1989, Mr. Fouraker co-founded Advance Technology Corporation and, from that time until April 1998, he held several positions there including Director of Systems Architecture, Vice President of Operations and Director of Information Technology. From 1988 to 1989, Mr. Fouraker served as Manager of Technical Services for Canada Dry/Sunkist, a diversified soft drink company. From 1985 to 1988, Mr. Fouraker was an Information Systems Coordinator with the Georgia Institute of Technology.

     Burton B. Goldstein, Jr. has served as a director of HeadHunter.NET since July 1998. Mr. Goldstein is currently President of netWorth Partners, LLC, an Internet venture capital fund. Mr. Goldstein co-founded Information America, Inc., an online information services company in 1982, and served as its President from November 1982 to June 1998. From 1996 until June 1998, Mr. Goldstein served on the executive committee of West Group, a division of The Thomson Corporation, an information and publishing company. Mr. Goldstein serves as a director of Tunes.com. Inc., an online music network.

     Donald W. Weber has served as a director of HeadHunter.NET since July 1998. Since 1997, Mr. Weber has been a consultant and private investor. Since 1995, Mr. Weber has served as a director of ITC Holding Company, Inc.. From 1993 to 1997, Mr. Weber served as President and Chief Executive Officer of ViewStar Entertainment Services, Inc., a digital satellite services company. From 1987 to 1991, Mr. Weber held various executive positions, including President and Chief Executive Officer, at and served as a director of Contel Corporation, a telecommunications company. Currently, Mr. Weber serves as a director of Powertel, Inc., Pegasus Communications Corporation, a media and communications company, KNOLOGY Holdings, Inc., and HIE, Inc., a health care software provider.

     J. Douglas Cox has served as a director of HeadHunter.NET since October 1997. Currently, Mr. Cox is a private investor and from time-to-time provides advisory services to support such investments. From September 1997 to September 1999, Mr. Cox served as Senior Vice President -- Corporate Development of ITC Holding Company, Inc. He has also served as Chief Financial Officer and Vice President (Finance) of ITC Holding Company, Inc. and several of its subsidiaries beginning in March 1987. From 1980 to 1987, Mr. Cox was a partner in the accounting firm of Cox & Rumsey, Certified Public Accountants. From 1972 to 1979, Mr. Cox was employed by Arthur Andersen & Co., specializing in regulated industries.

     Michael G. Misikoff has served as a director of HeadHunter.NET since May 1999. Since February 1999, Mr. Misikoff has also served as a consultant to HeadHunter.NET. From January 1995 to February 1999, Mr. Misikoff served as Vice President, Chief Financial Officer, Secretary, Treasurer and a director of

Mindspring Enterprises, Inc. From January 1992 to December 1994, Mr. Misikoff was the acting Chief Financial Officer and a director of InterCall, Inc.

     Kimberley E. Thompson has served as a director of HeadHunter.NET and our Secretary since May 1999. Since September 1997, Ms. Thompson has served as Senior Vice President, General Counsel and Secretary of ITC Holding Company, Inc. and from June 1996 to September 1997, she served as its Vice President, General Counsel and Secretary. From 1989 to 1996, Ms. Thompson was a partner with Hogan & Hartson L.L.P., a Washington D.C. law firm.

     The executive officers named above would continue to serve as HeadHunter.NET's executive officers following the merger. If the merger closes, Messrs. Weber, Cox and Misikoff will resign effective as of the effective date of the merger, and Bernard Hodes Group will have the right to designate three directors to HeadHunter.NET's board of directors. Bernard Hodes Group has told us that it presently expects to designate the directors prior to the effective time of the merger or shortly thereafter.

BOARD COMMITTEES

     In July 1998, our board of directors established a compensation committee and an audit committee. The compensation committee reviews and recommends to the board of directors all compensation and benefit arrangements of our executive officers and also administers our incentive and stock option plans. The audit committee recommends to the board of directors the engagement of our independent auditors and reviews and consults with the independent auditors regarding the scope and results of the audits, our internal accounting controls, audit practices and the professional services furnished by the independent auditors. Our board does not have a nominating or similar committee.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

     During the 1999 fiscal year, our board of directors met twelve times, and its audit and compensation committees met one and four times, respectively. Each director, during the period he/she was director, attended at least 75% of the aggregate number of meetings of the HeadHunter.NET board of directors and the committees of the board of directors of which he/she was a member.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to establishing the compensation committee in July 1998, our board of directors determined executive compensation. Messrs. Scott, Goldstein and Misikoff currently serve on the compensation committee. Except for Mr. Scott, none of our executive officers currently serves as a member of the compensation committee or as a director of any entity of which any of our directors serve as an executive officer. Mr. Scott is a director of ITC for which Mr. Cox and Ms. Thompson are executive officers. Mr. Montgomery was a member of the compensation committee until April 1999.

DIRECTOR COMPENSATION

     Our bylaws allow our board of directors to determine from time to time the compensation that directors may receive for their services as directors. However, since inception, our directors have served without compensation, except for reimbursement of out-of-pocket expenses for each meeting attended. Concurrently with their respective elections to the board of directors, Messrs. Scott, Montgomery, Cox, Weber, Goldstein and Misikoff, and Ms. Thompson were granted options to purchase 10,000 shares of common stock at exercise prices of $0.40, $0.40, $0.40, $1.40, $1.40, $2.00, and $2.00, respectively. In addition, in January 2000 every director other than Messrs. Scott and Montgomery received an option to purchase 2,000 additional shares of common stock at an exercise price of $14.38. Directors are eligible to receive options and awards under the HeadHunter.NET, Inc. 1998 Long-Term Incentive Plan.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to any person serving as our Chief Executive Officer at any time during 1999 and our four most highly compensated other executive officers during the year ended December 31, 1999.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                         COMPENSATION
                                           ANNUAL COMPENSATION       ---------------------
                                       ---------------------------   SECURITIES UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION            YEAR   SALARY($)   BONUS($)        OPTIONS(#)         COMPENSATION($)
---------------------------            ----   ---------   --------   ---------------------   ---------------
Warren L. Bare(1)....................  1999   $ 77,933    $ 2,070                --              $  675
  President and Chief Executive
     Officer
Robert M. Montgomery, Jr.(2).........  1999     72,917     25,000           400,000               3,399
  President and Chief Executive
     Officer
Mark W. Partin(3)....................  1999     61,195     42,841           100,000                  --
  Chief Financial Officer and
     Assistant Secretary
Judith G. Hackett....................  1999    125,000     53,421            10,000               1,125
  Senior Vice President -- Marketing
James R. Canfield(4).................  1999     91,662     39,128            10,000                 737
  Vice President of Sales
C. Eric Presley......................  1999     87,500     20,459            10,000                 803
  Vice President of Technology

---------------

(1) Mr. Bare served as our President until January 1999 and our Chief Executive Officer until March 1999.
(2) Mr. Montgomery has served as President since January 1999 and as Chief Executive Officer since March 1999.
(3) Mr. Partin has served as our Chief Financial Officer and Assistant Secretary since May 1999.
(4) Mr. Canfield served as our Vice President of Sales until March 2000.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1999

     The following table sets forth summary information concerning individual grants of stock options made during the year ended December 31, 1999 to each of the executive officers named in the Summary Compensation Table. We granted all options at the market value on the date of grant as determined by our board of directors. Amounts reported in the "Potential Realizable Value Rates of Stock Price Appreciation for Options Terms" columns represent hypothetical amounts that may be realized on exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation of our common stock over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the timing of such exercises and the future performance of our common stock. We cannot assure you that we can achieve the rates of appreciation assumed in this table or that the individuals in this table will receive the amounts reflected.

                                                 PERCENT OF                             POTENTIAL REALIZABLE
                                   NUMBER OF    TOTAL OPTIONS                           VALUE RATES OF STOCK
                                   SECURITIES    GRANTED TO     EXERCISE                 PRICE APPRECIATION
                                   UNDERLYING     EMPLOYEES     OR BASE                   FOR OPTIONS TERMS
                                    OPTIONS       IN FISCAL      PRICE     EXPIRATION   ---------------------
NAME                               GRANTED(#)       YEAR         ($/SH)       DATE        5%($)      10%($)
----                               ----------   -------------   --------   ----------   ---------   ---------
Robert M. Montgomery, Jr.........   100,000         11.0%         1.50      01/07/09    2,291,000   3,564,000
Robert M. Montgomery, Jr.........   100,000         11.0%         1.50      04/29/09    2,291,000   3,564,000
Robert M. Montgomery, Jr.........   200,000         22.1%        11.81      10/28/09    2,646,000   5,428,000
Mark W. Partin...................   100,000         11.0%         2.00      04/29/09    2,241,000   3,514,000
Judith G. Hackett................    10,000         0.01%        11.81      10/28/09      132,300     271,400
James R. Canfield................    10,000         0.01%        11.81      10/28/09      132,300     271,400
C. Eric Presley..................    10,000         0.01%        11.81      10/28/09      132,000     271,400

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth information regarding the:

     - number of unexercised options held by the executive officers named in the Summary Compensation Table at December 31, 1999; and

     - aggregate dollar value of unexercised options held at December 31, 1999.

     The values of the unexercised in-the-money options have been calculated by subtracting the option exercise price from the closing price per share of $12.5625 on December 31, 1999, and multiplying that figure by the total number of exercisable/unexercisable options.

                                                                    NUMBER OF
                                                                    SECURITIES              VALUE OF
                                                                    UNDERLYING            UNEXERCISED
                                                                   UNEXERCISED            IN-THE-MONEY
                                        SHARES       VALUE     OPTIONS AT FY-END(#)   OPTIONS AT FY-END($)
                                      ACQUIRED ON   REALIZED       EXERCISABLE/           EXERCISABLE/
NAME                                   EXERCISE       ($)         UNEXERCISABLE          UNEXERCISABLE
----                                  -----------   --------   --------------------   --------------------
Robert M. Montgomery, Jr............    33,333      $383,330        0/376,667             0/$2,380,671
Mark W. Partin......................         0           N/A        0/100,000             0/$1,056,250
Judith G. Hackett...................         0           N/A         0/60,000             0/$  565,650
James R. Canfield...................         0           N/A        0/110,000             0/$1,113,775
C. Eric Presley.....................         0           N/A         0/60,000             0/$  615,650

EMPLOYMENT AGREEMENTS

     Our board of directors and Compensation Committee periodically review salaries and bonuses of our executive officers and, from time to time, elect to increase an officer's salary or bonus based on individual performance and our overall performance. None of our employment agreements contain provisions requiring payments to an officer upon severance or a change-of-control of our company.

HEADHUNTERS, L.L.C. EMPLOYEE COMMON UNIT OPTION PLAN

     We assumed the options that had been granted by HeadHunters, L.L.C. to purchase its common units under the HeadHunters, L.L.C. Employee Common Unit Option Plan. Such options have been converted into options to purchase an equal number of shares of our common stock. The converted options will be administered by our board of directors or our Compensation Committee substantially in accordance with the terms of the assumed common unit option plan. As of May 16, 2000, 53 persons hold outstanding converted options to purchase a total of 589,500 shares of our common stock. Ms. Hackett holds a converted option to purchase 50,000 shares of common stock at an exercise price of $1.40 per share, and Messrs. Scott,

Montgomery and Cox each hold a converted option to purchase 10,000 shares of common stock at an exercise price of $0.40. We do not intend to grant any additional options pursuant to this plan. HeadHunter.NET's board of directors has adopted a resolution that provides that, if the merger closes, all options granted under this plan will become fully vested and immediately exercisable upon the closing of the merger.

HEADHUNTER.NET, INC. 1998 LONG-TERM INCENTIVE PLAN

     On July 15, 1998, our board of directors adopted the HeadHunter.NET, Inc. 1998 Long-Term Incentive Plan and on July 16, 1998, our shareholders approved this plan. We amended the plan in April 1999 to increase the number of shares available for issuance under the plan and the shareholders approved such amendment to the plan in April 1999. We have reserved 1,000,000 shares of common stock for issuance in connection with options and awards granted under this plan. We may grant options and awards to our officers, employees, non-employee directors and consultants. As of May 16, 2000, there are 129 persons holding outstanding options to purchase 897,850 shares of common stock that we granted under the incentive plan. The incentive plan authorizes the granting of awards to eligible participants in the form of:

     - options to purchase shares of common stock, which may be incentive stock options or non-qualified stock options;

     - stock appreciation rights;

     - performance shares;

     - restricted stock awards;

     - dividend equivalents; or

     - other stock-based awards.

The incentive plan is administered by our board of directors or the compensation committee in accordance with its terms.

     In accordance with the terms of this plan, all options granted under the plan outstanding prior to April 15, 2000 will become fully vested and immediately exercisable upon the closing of the merger. Robert M. Montgomery has agreed to defer the accelerated vesting of his options to purchase 376,667 shares granted under the plan until the times previously specified in his option agreements.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF HEADHUNTER.NET ON EXECUTIVE COMPENSATION

     The compensation committee of the board of directors has prepared the following report on HeadHunter.NET's policies with respect to the compensation of executive officers for the fiscal year ended December 31, 1999. The compensation committee is charged with making decisions with respect to the compensation of HeadHunter.NET's executive officers and administering HeadHunter.NET's stock option plans. No member of the compensation committee is an employee of the HeadHunter.NET or its subsidiaries.

  Compensation Policies Toward Executive Officers

     The compensation policies of HeadHunter.NET are designed to attract, motivate and retain experienced and qualified executives, increase the overall performance of HeadHunter.NET, increase shareholder value and increase the performance of individual executives.

     The compensation committee seeks to provide competitive salaries based upon individual performance together with annual cash bonuses awarded based on HeadHunter.NET's overall performance relative to corporate objectives, taking into account individual contributions, teamwork and performance levels. In addition, it is the policy of HeadHunter.NET to grant stock options to executives upon their commencement of employment with HeadHunter.NET and annually thereafter in order to strengthen the alliance of interest between such executives and HeadHunter.NET's shareholders and to give executives the opportunity to reach the top compensation levels of the competitive market depending on HeadHunter.NET's performance, as reflected in the market price of HeadHunter.NET common stock.

     The following describes in more specific terms the elements of compensation that implement the compensation committee's compensation policies, with specific reference to compensation reported for 1999.

     Base Salaries. Base salaries of executives are initially determined by evaluating the responsibilities of the position, the experience and knowledge of the individual, and the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions at peer public companies in HeadHunter.NET's geographic region. Base salaries for executive officers are reviewed annually by the compensation committee based upon, among other things, individual performance and responsibilities.

     Annual salary adjustments are recommended by the Chief Executive Officer by evaluating the performance of each executive officer after considering new responsibilities and the previous year's performance. The compensation committee performs the same review of the performance of the Chief Executive Officer. Individual performance ratings take into account such factors as achievement of specific goals that are driven by HeadHunter.NET's strategic plan and attainment of specific individual objectives. The factors affecting base salary levels are not assigned specific weights.

     Bonuses. HeadHunter.NET's annual bonuses to its executive officers are based on both corporate and individual performance, as measured by reference to factors that reflect objective performance criteria over which management generally has the ability to exert some degree of control. These corporate performance factors consist of revenue and earnings targets established in HeadHunter.NET's annual budget. Bonuses for 1999, which were paid in 2000, are based upon the achievement of such financial and operating factors.

     Stock Options. A third component of executive officers' compensation consists of awards under the HeadHunter.NET, Inc. 1998 Long-Term Incentive Plan, pursuant to which HeadHunter.NET grants executive officers and other key employees options to purchase shares of common stock.

     The compensation committee grants stock options to HeadHunter.NET's executives in order to align their interests with the interests of the shareholders. Stock options are considered by the compensation committee to be an effective long-term incentive because the executives' gains are linked to increases in the value of HeadHunter.NET common stock, which in turn provides shareholder gains. The compensation committee generally grants options to new executive officers and other key employees upon their commencement of employment with HeadHunter.NET and annually thereafter. The options generally are granted at an exercise price equal to the closing market price of the HeadHunter.NET common stock at the date of the grant. Options granted to executive officers in 1999 typically vest over a period of four to five years following the date of grant. The maximum option term is ten years. The full benefit of the options is realized upon appreciation of the stock price in future periods, thus providing an incentive to create value for HeadHunter.NET's shareholders through appreciation of stock price. Management of HeadHunter.NET believes that stock options have been helpful in attracting and retaining skilled executive personnel.

     Stock option grants made to executive officers in 1999 reflect significant individual contributions relating to HeadHunter.NET's operations and implementation of HeadHunter.NET's development and growth programs. Certain newly hired executive officers also received stock option grants at the time of their employment with HeadHunter.NET. During 1999, HeadHunter.NET granted stock options to purchase an aggregate of 928,500 shares of common stock to approximately 101 employees, including options to purchase an aggregate of 530,000 shares of common stock to HeadHunter.NET's five most highly compensated executive officers at December 31, 1999. The per share option exercise prices of options granted to employees during 1999 ranged from $1.50 to $14.25, which generally equaled the fair market value of a share of HeadHunter.NET common stock on the respective dates of grant.

     Other. HeadHunter.NET has adopted a contributory retirement plan, referred to as the "401(k) plan," for employees with at least six months of service to HeadHunter.NET. The 401(k) plan provides that each participant may contribute up to 15% of the participant's salary, but not to exceed the annual statutory limit. In 1999, HeadHunter.NET made matching contributions to each participant's account equal to 20% of the first 6% of such participant's annual contribution by salary and/or bonus deferral to the 401(k) plan.

  Chief Executive Officer Compensation

     The executive compensation policy described above is applied in setting Mr. Montgomery's compensation. Mr. Montgomery generally participates in the same executive compensation plans and arrangements available to the other senior executives. Accordingly, his compensation also consists of annual base salary, annual bonus and long-term equity-linked compensation. The compensation committee's general approach in establishing Mr. Montgomery's compensation is to be competitive with peer companies, but to have a large percentage of his target compensation based upon the long-term performance of HeadHunter.NET, as reflected in part in the market price of the common stock.

     Mr. Montgomery's compensation for the year ended December 31, 1999 included $72,917 in base salary and a $25,000 cash bonus. Mr. Montgomery's salary and bonus payments for 1999 were based on, among other factors, the HeadHunter.NET's performance and the 1998 compensation of chief executive officers of comparable companies, although his compensation was not linked to any particular group of these companies. Mr. Montgomery was also granted options to purchase 400,000 shares of common stock in 1999 under HeadHunter.NET's 1998 Long-Term Incentive Plan.

  Compensation Deductibility Policy

     Under Section 162(m) of the Internal Revenue Code, and applicable Treasury regulations, no tax deduction is allowed for annual compensation in excess of $1 million paid to any of HeadHunter.NET's five most highly compensated executive officers in any one calendar year. The compensation committee intends to maximize the extent of tax deductibility of executive compensation under the provisions of Section 162(m) so long as doing so is compatible with its determinations as to the most appropriate methods and approaches for the design and delivery of compensation to HeadHunter.NET's executive officers.

                                          Respectfully submitted,

                                          Compensation Committee

                                          William H. Scott, III
                                          Burton B. Goldstein, Jr.
                                          Michael G. Misikoff

                         COMPARATIVE STOCK PERFORMANCE

     The following graph shows a comparison of cumulative total stockholder returns for HeadHunter.NET's common stock, the Nasdaq Stock Market Index for U.S. Companies, and the Media General Internet Information Providers Index as a peer group comparison. The graph assumes the investment of $100 on August 19, 1999, the date of HeadHunter.NET's initial public offering, to December 31, 1999. The data regarding HeadHunter.NET assumes an investment at $10.188 per share, the closing price on the day of our initial public offering. The Media General Internet Information Providers Index is composed of companies that provide internet navigation and reference guide information for World Wide Web and that publish, provide or present proprietary, advertising and/or third party content. HeadHunter.NET is included in the calculation of the returns of Media General Internet Information Providers Index.

                      COMPARATIVE STOCK PERFORMANCE CHART

                 COMPARISON OF 4 MONTH CUMULATIVE TOTAL RETURN*
                          AMONG HEADHUNTER.NET, INC.,
    THE NASDAQ STOCK MARKET (U.S.) INDEX AND INTERNET INFORMATION PROVIDERS


Cumulative Total Return             8/19/99   8/99     9/99     10/99    11/99    12/99
-----------------------             -------   ----     ----     -----    -----    -----
HEADHUNTER.NET, INC.                100.00    110.43   122.70   111.66   132.52   123.32
INTERNET INFORMATION PROVIDERS      100.00     98.94   109.78   125.25   167.66   257.39
NASDAQ STOCK MARKET (U.S.)          100.00    104.68   104.74   113.06   126.74   154.53

---------------

* $100 invested on 8/19/99 in our common stock, the NASDAQ Stock Market or the Media General Internet Information Providers Index -- including reinvestment of dividends.

                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     Based solely on a review of the copies of reports furnished to us, or written representations that no annual forms (Form 5) were required, we believe that, during the 1999 fiscal year, all filing requirements of our officers, directors and 10% or greater shareholders for reporting to the Securities and Exchange Commission their ownership and changes in ownership of HeadHunter.NET common stock (as required by Section 16(a) of the Securities Exchange Act of 1934) were complied with, except that Jay M. Myer filed a late Form 3 in March 2000 that was due in December 1999.

                   HEADHUNTER.NET RELATED PARTY TRANSACTIONS

     We believe that all of the following transactions were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal shareholders and their affiliates will be approved by a majority, but not fewer than two of our disinterested directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

     In October 1997, HNET, Inc., a corporation wholly owned by Warren L. Bare, contributed all of its assets and liabilities related to our web site to HeadHunters, L.L.C. in exchange for a 45% equity interest, and ITC Holding Company contributed $1,100,000 in cash in exchange for a 55% equity interest, under an investment agreement between Mr. Bare, HNET, Inc. and ITC Holding Company.

     In November 1997, HeadHunters, L.L.C. paid a dividend of $100,000 to a corporation wholly owned by Warren L. Bare, which was included in the initial contribution of cash by ITC Holding Company to HeadHunters, L.L.C. under the terms of an investment agreement between Mr. Bare, HNET, Inc. and ITC Holding Company.

     In January 1998, we entered into an arrangement with ITC*DeltaCom, Inc. under which ITC*DeltaCom, Inc. serves as our Internet service provider and our local and long-distance telephone services provider. Internet access and long-distance telephone charges totaled $72,028 for the year ended December 31, 1998 and $119,100 for the year ended December 31, 1999. At such time, ITC*DeltaCom, Inc. was related to ITC Holding Company through both common ownership and board membership. Based on ITC*DeltaCom, Inc.'s then available publicly-available filings with the Securities and Exchange Commission, and ITC Holding Company's web site, eight of the ten members of ITC Holding Company's board of directors served on the nine-member board of directors of ITC*DeltaCom, Inc. In addition, three directors of ITC each beneficially owned greater than five percent of the outstanding common stock of ITC*DeltaCom, Inc.

     On July 15, 1998, HeadHunters, L.L.C., ITC Holding Company and Mr. Bare entered into a contribution agreement under which Mr. Bare contributed all of the outstanding stock of HNET, Inc. to us in exchange for 2,200,000 shares of our common stock and 50,000 shares of our Class A preferred stock, and ITC Holding Company contributed its 55% interest in HeadHunters, L.L.C. to us in exchange for 2,750,000 shares of our Class A preferred stock. Under this contribution agreement, ITC Holding Company and Mr. Bare were also granted registration rights relating to their shares of our Class A preferred stock and our common stock. Under the contribution agreement, ITC Holding Company and Mr. Bare received shares of our Class A preferred stock and our common stock reflecting the same percentage ownership interests as their direct and indirect ownership interests in HeadHunters, L.L.C.

     On July 16, 1998, we entered into an amended and restated credit facility with ITC Holding Company, which was amended in October 1998, under which ITC Holding Company made available to us a revolving line of credit of up to $3.5 million until December 31, 1998. In connection with this credit facility, we issued a warrant to ITC Holding Company to purchase 416,667 shares of common stock at an exercise price of $1.50 per share. This warrant vested upon issuance and is exercisable for a term of 10 years. In January 1999, the outstanding principal of $3.5 million under this credit facility was converted at a rate of $1.50 per share into

2,333,333 shares of Class A preferred stock, which were issued to ITC Holding Company. In January 1999, we paid ITC in cash the total accrued interest of $100,100 with respect to the credit facility.

     On January 28, 1999, we entered into a loan and security agreement with ITC Holding Company pursuant to which ITC Holding Company made available to us a revolving line of credit of up to $3.0 million. On the closing date of our initial public offering, we used a portion of the net proceeds to repay all outstanding principal balance and interest under this facility, which then terminated. We paid to ITC Holding Company approximately $2.2 million, including interest of approximately $71,000.

     In January 1999, we sold a total of 271,167 shares of Class A preferred stock at $1.50 per share to James R. Canfield, Kenneth E. Dopher, Mark W. Fouraker, Judith G. Hackett, Robert M. Montgomery, Jr., C. Eric Presley, Donald
W. Weber and Burton R. Goldstein, Jr., all of whom were directors or officers at the time of the sale.

     In February 1999, in connection with Mr. Bare's resignation as our Chief Executive Officer, we entered into a separation agreement with him. As part of this agreement, Mr. Bare will remain a consultant to us until March 1, 2001 for an annual fee of $75,000. If Mr. Bare chooses to discontinue his consulting services during the term of the agreement, we have agreed to pay him $50,000 a year until March 1, 2001. Mr. Bare provides consulting services to us with respect to our network architecture and infrastructure, and software purchasing.

     In May 1999, we sold Messrs. Montgomery, Partin and Misikoff 100,000, 20,000 and 20,000 shares of our common stock, respectively, at $2.00 per share.

                     HEADHUNTER.NET PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of the record date with respect to: (1) each of our directors, (2) our Chief Executive Officer and each of the executive officers named in the Summary Compensation Table; (3) all of our executive officers and directors as a group; and (4) each person known by us to own beneficially more than 5% of our common stock.

                                                         BENEFICIAL OWNERSHIP     BENEFICIAL OWNERSHIP
                                                                 PRIOR                    AFTER
                                                             TO THE MERGER            THE MERGER(1)
                                                         ---------------------    ---------------------
NAME                                                       NUMBER     PERCENT       NUMBER     PERCENT
----                                                     ----------   --------    ----------   --------
ITC Holding Company, Inc.(2)...........................  5,508,000      48.4%     5,508,000      29.2
Bernard Hodes Group Inc. ..............................         --        --
Warren L. Bare(3)......................................         --         *             --         *
William H. Scott, III(4)(9)............................  5,515,300      50.4      5,523,300      29.9
Robert M. Montgomery, Jr...............................    238,333       2.2        238,333       1.3
Mark W. Partin(5)......................................     20,000         *        121,000        **
Judith G. Hackett......................................     30,000         *         70,000        **
James R. Canfield(6)...................................    100,000         *        210,000       1.1
C. Eric Presley(7).....................................     27,000         *         67,000         *
J. Douglas Cox(8)......................................      8,000         *         16,000         *
Burton B. Goldstein, Jr.(8)............................     21,267         *         29,267         *
Donald W. Weber(8)(9)..................................  5,533,000      50.5      5,541,000      30.0
Michael G. Misikoff(10)................................     21,000         *         33,000         *
Kimberley E. Thompson(9)(10)...........................  5,512,000      50.4      5,524,000      29.9
All directors and executive officers as a
  group(9)(11)(11 persons).............................  5,919,900      53.8      6,288,900      33.3

---------------

  *  Less than 1%
 (1) Assumes vesting at the effective time of the merger of all options held by executive officers and directors of HeadHunter.NET, except for options held by Mr. Montgomery.
 (2) ITC's address is 3300 20th Avenue, P. O. Box 20, Valley, Alabama 36854. Includes 416,667 shares of common stock subject to a warrant held by ITC Service Company, a wholly owned subsidiary, exercisable within 60 days of the date of this proxy statement/prospectus, and 8,000 shares of common stock subject to options originally granted to Messrs. Cox and Scott as directors of HeadHunter.NET, the benefits of which have been assigned to ITC and which are exercisable within 60 days of the date of this proxy statement/prospectus.
 (3) Mr. Bare resigned as President in January 1999, as Chief Executive Officer in March 1999 and as Vice Chairman and a director in April 2000. Mr. Bare's address is 1430 Boundary Boulevard, Suwanee, Georgia 30024.
 (4) Beneficial ownership prior to the merger includes 300 shares held by Mr. Scott's spouse and 4,000 shares subject to options exercisable within 60 days of the date of this proxy statement/prospectus. Beneficial ownership after the merger includes 300 shares held by Mr. Scott's spouse and 12,000 shares subject to options exercisable upon closing of the merger.
 (5) Beneficial ownership after the merger includes 101,000 shares subject to options exercisable upon closing of the merger.
 (6) Beneficial ownership prior to the merger includes 30,000 shares held in an individual retirement account. Beneficial ownership after the merger includes 30,000 shares held in an individual retirement account and 110,000 shares subject to options exercisable upon closing of the merger.
 (7) Beneficial ownership prior to the merger includes 20,000 shares subject to options exercisable within 60 days of the date of this proxy statement/prospectus. Beneficial ownership after the merger includes 60,000 shares subject to options exercisable upon closing of the merger.

 (8) Beneficial ownership prior to the merger includes 4,000 shares subject to options exercisable within 60 days of the date of this proxy statement/prospectus. Beneficial ownership after the merger includes 12,000 shares subject to options exercisable upon the closing of the merger.
 (9) Includes 5,508,000 shares beneficially owned by ITC Holding Company, with respect to which Messrs. Scott and Weber, and Ms. Thompson, as executive officers and/or directors of ITC Holding Company, may be deemed to be the beneficial owner. Messrs. Scott and Weber, and Ms. Thompson disclaim beneficial ownership of all such shares.
(10) Beneficial ownership after the merger includes 12,000 shares subject to options exercisable upon the closing of the merger.
(11) Beneficial ownership prior to the merger includes 56,000 shares subject to options exercisable within 60 days of the date of this proxy statement/prospectus. Beneficial ownership after the merger includes 425,000 shares subject to options exercisable upon the closing of the merger. Excludes shares beneficially owned by Mr. Canfield.

SECURITY OWNERSHIP OF BERNARD HODES GROUP

     Bernard Hodes Group will receive at least 5,165,100 shares of HeadHunter.NET common stock in the merger, representing at least 28.0% of the outstanding shares of HeadHunter.NET common stock after the merger. Other CareerMosaic stockholders may receive up to 2,334,900 HeadHunter.NET shares in the merger. Bernard Hodes Group presently intends to reduce its stock ownership in HeadHunter.NET following the merger consistent with its intent not to exert influence over the management or policies of HeadHunter.NET. Under the terms of the merger agreement, Bernard Hodes Group will have the right to sell under this proxy statement/prospectus that number of shares of HeadHunter.NET it owns that would reduce its share ownership to less than 20% of the outstanding shares of HeadHunter.NET. Accordingly, HeadHunter.NET registered for resale in this proxy
statement/prospectus by Bernard Hodes Group approximately      shares of
HeadHunter.NET common stock. Bernard Hodes Group will have registration rights with respect to the remainder of these shares and up to 1% of the total outstanding shares of HeadHunter.NET will be tradeable by Bernard Hodes Group during any three-month period under Rule 144 of the Securities Act of 1933.

                       INFORMATION REGARDING CAREERMOSAIC

                             CAREERMOSAIC BUSINESS

OVERVIEW OF THE BUSINESS

     CareerMosaic provides online recruiting services to employers and job seekers via its web site at www.careermosaic.com. CareerMosaic was founded in July 1994 by Bernard Hodes Group, a wholly owned subsidiary of Omnicom Group Inc. CareerMosaic's site was originally developed as an online job placement service exclusively for clients of Bernard Hodes Group. Soon after its initial launch, the potential viability of the site as an independent enterprise became apparent. The site was among the first to successfully bring together vast numbers of employers and job seekers in a single online forum.

     CareerMosaic grew quickly from 1994 to 1996 under the guidance of the Bernard Hodes Group sales staff. In the second half of 1996, a dedicated team was appointed to directly supervise operations. During this period, CareerMosaic launched an e-commerce initiative enabling employers to post job listings. The ability to process transactions online greatly increased the site's efficiency, number of job listings and subsequent financial results. The addition of direct sales and marketing personnel in 1997 further accelerated its growth as increased promotion of its brand, and the site's features brought additional clients and sales. This period was also marked by the first vertical expansion of online offerings with the addition of several industry-specific products tailored to the needs of niche communities of its clients and users.

     CareerMosaic continued to expand its reach during 1998 and by the beginning of 1999 the site had become one of the world's largest and most diverse online career resources. At March 31, 2000, CareerMosaic employed a staff of 67 in its Palo Alto and New York City operations and had additional direct sales representatives in five other locations in North America. In addition, several international CareerMosaic web sites have been established in Europe and the Asia-Pacific region.

     Effective January 1, 2000, Bernard Hodes Group contributed all of the assets and assigned all of the liabilities related to the operation of www.careermosaic.com to CareerMosaic.

     CareerMosaic's web site provides employers with:

     - access to a large number of job seekers, currently including over 140,000 resumes at any time and up to 531,000 queries to the job database on a daily basis;

     - quick, easy and cost-effective job postings; and

     - access to leading web sites and industry-specific sites through its arrangements with over 35 other web sites.

     The web site provides job seekers with:

     - access to more than 100,000 current opportunities posted by employers in a variety of industries;

     - information regarding a large number of geographically diverse job opportunities in a wide variety of industries and occupations;

     - links to localized web sites in more than a dozen countries in North America, Europe, Asia, and Australia;

     - a collection of online resources for the workforce emerging from college; and

     - information on and links to sites relating to job hunting, resume and cover letter writing, relocation resources, wage and salary information, and other research tools to help job seekers market themselves.

GROWTH STRATEGY

     Since its inception in 1994 by Bernard Hodes Group, CareerMosaic has pursued a growth strategy with three principal components:

     Employees. CareerMosaic has increased its number of sales personnel from 14 people at March 31, 1999 to 23 at March 31, 2000. Historically, CareerMosaic employed staff primarily at its New York City and Palo Alto locations, but has since 1998 expanded and currently also employs sales personnel in Chicago, Boston, Dallas, San Diego and Washington, D.C.

     Advertising. CareerMosaic has advertised its web site and brand name through marketing campaigns on the Internet, as well as through traditional advertising services. In the quarter ended March 31, 2000, CareerMosaic increased its marketing and selling costs by 215% compared to the comparable quarter in the prior year.

     Strategic Relationships. In order to expand its business and opportunities on its web site, CareerMosaic has entered into several strategic relationships with other important companies involved in e-commerce, including Yahoo! and AccountingNet.

SERVICES TO EMPLOYERS

     CareerMosaic's web site offers employers a series of recruiting services enabling them to advertise their business, post available positions, and search for qualified candidates to fill those positions. Corporate customers can choose from a variety of job posting options, ranging from single job postings to packages of multiple postings or even an unlimited number of postings. Fees start as low as $160 for a single posting and go up to $72,000 for a full year of unlimited postings. Customers can also purchase their own employer profile pages on the site, which range from $2,500 to $6,000 and provide visitors with company information, job listings, and direct links to CareerMosaic's home page. In addition, corporate customers may subscribe to access the resume databases to search for qualified candidates. One-year rates for resume database access range from $995 for a single individual to $35,000 for unlimited users.

SERVICES TO JOB SEEKERS

     CareerMosaic allows job applicants to post their resumes on its web site and conduct searches for potential employers free of charge.

CUSTOMERS

     CareerMosaic's customers are employers in a variety of industries from around the world, currently listing over 100,000 job openings. No single customer accounts for more than 1% of CareerMosaic's revenues.

ADVERTISING AND MARKETING

     In order to expand its customer base and market its web site and brand name, CareerMosaic advertises on the Internet, as well as in newspapers and television and through direct marketing.

     Online Advertising. CareerMosaic advertises on several web sites, including Yahoo!, Alta Vista, Lycos and Excite. CareerMosaic also purchases links to its web sites in order to increase customer traffic.

     Traditional Advertising. In addition to online advertising, CareerMosaic advertises using such traditional methods as:

     - television advertising in local markets;

     - national and local daily newspapers;

     - business weeklies, recruitment magazines, and vertical industry trade publications; and

     - airport advertising.

     Direct Marketing. CareerMosaic also conducts marketing through direct mailings, faxes, and focused e-mail advertisements.

TECHNOLOGY AND WEB SITE MANAGEMENT

     CareerMosaic uses a software system developed by Bernard Hodes Group and CareerMosaic to deliver content from its web servers to the Internet through high speed telecommunications lines from several servers. Unlike many of its competitors, each server used by CareerMosaic is designed to serve a specific database function, including separate job servers and resume servers. These servers are large enough such that service interruptions in a portion of each server will not affect that server's ability to function properly and CareerMosaic can continue to meet its customers needs.

COMPETITION

     CareerMosaic competes against other online job recruiting services, including Monster.com, HotJobs.com, HeadHunter.NET, and Career Path, as well as other corporate Internet sites, not-for-profit web sites operated by individuals, educational institutions, and governments. CareerMosaic also competes with a variety of non-Internet companies that provide similar services through alternative media.

INTELLECTUAL PROPERTY

     CareerMosaic has obtained federal registered trademarks for both the name and design of "CAREERMOSAIC," as well as several other Internet domain names. In addition, CareerMosaic has foreign trademark registrations for its name in Argentina, Brunei, Canada, Chile, China, France, Hong Kong, Israel, Japan, South Korea, New Zealand, Singapore, South Africa, Spain, Thailand, and the United Kingdom, with applications pending in Australia, Brazil, India, Indonesia, Malaysia, and Uruguay.

EMPLOYEES

     At March 31, 2000, CareerMosaic had 67 full-time employees. Of these employees, 26 were in sales and marketing. None of CareerMosaic's employees are represented by a labor union.

FACILITIES

     CareerMosaic's executive offices are located at 555 Madison Avenue, New York, New York, and it also leases office space in Palo Alto.

LEGAL PROCEEDINGS

     CareerMosaic is not currently a party to any legal proceedings, although from time to time, it may be subject to legal proceedings and claims in the ordinary course of business. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources by CareerMosaic.

               CAREERMOSAIC SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected financial data of CareerMosaic as of and for the years ended December 31, 1998, and 1999, which have been derived from the audited financial statements of CareerMosaic. The selected financial data as of and for the year ended December 31, 1997 have been derived from the unaudited financial statements of CareerMosaic. The selected financial data as of and for the three months ended March 31, 1999 and March 31, 2000 have been derived from the unaudited financial statements of CareerMosaic and, in the opinion of CareerMosaic management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation in all material respects of such information. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year. Because CareerMosaic has historically operated as a division of Bernard Hodes Group, the historical financial information may not be indicative of what CareerMosaic's financial position and results of operations would have been had CareerMosaic operated as a separate, stand-alone entity. Allocation of corporate expenses does not necessarily reflect the costs that CareerMosaic would be required to pay to third parties for similar services. The selected financial data set forth below should be read in conjunction with "The Merger," "CareerMosaic Management's Discussion and Analysis of Financial Condition and Results of Operations," CareerMosaic's financial statements and related notes and the other financial data included elsewhere in this proxy statement/prospectus.

                                                                              FOR THE THREE MONTHS ENDED
                                       FOR THE YEARS ENDED DECEMBER 31,               MARCH 31,
                                    ---------------------------------------   --------------------------
                                       1997          1998          1999          1999           2000
                                    -----------   -----------   -----------   -----------   ------------
                                    (UNAUDITED)                               (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues..........................  $4,191,811    $ 8,005,300   $13,636,170   $3,037,902    $ 3,630,922
Operating Expenses:
  Marketing and selling...........   1,233,000      3,917,307     6,402,685    1,377,451      4,997,251
  General and administrative......   1,883,900      3,860,667     7,083,566    1,090,917      3,246,177
  Depreciation and amortization...      49,712         91,314       280,075       25,548        160,059
  Allocated Parent Company
     expenses.....................     624,000      1,330,289     2,049,778      472,140        541,449
                                    ----------    -----------   -----------   ----------    -----------
          Total operating
            expenses..............   3,790,612      9,199,577    15,816,104    2,966,056      8,944,936
                                    ----------    -----------   -----------   ----------    -----------
Operating income (loss)...........     401,199     (1,194,277)   (2,179,934)      71,846     (5,314,014)
                                    ----------    -----------   -----------   ----------    -----------
          Net income (loss).......  $  215,386    $(1,004,927)  $(2,211,017)  $   71,846    $(5,355,104)
                                    ==========    ===========   ===========   ==========    ===========

                                                        AT DECEMBER 31,               AT MARCH 31, 2000
                                             --------------------------------------   -----------------
                                                1997          1998         1999            ACTUAL
                                             -----------   ----------   -----------   -----------------
                                             (UNAUDITED)                                 (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents..................  $       --    $       --   $        --      $        --
Working capital (deficit)..................     348,945      (236,736)   (2,492,966)      (8,017,522)
Total assets...............................   1,336,265     1,737,216     4,160,208        4,146,858
Total debt, including current maturities...          --            --            --               --
Total shareholders' equity (deficit).......     649,305        40,519      (218,692)      (5,573,796)

              CAREERMOSAIC MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with CareerMosaic's financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. CareerMosaic's actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors including, but not limited to, those set forth in "Risk Factors" contained in this proxy statement/prospectus.

OVERVIEW

     CareerMosaic has multiple revenue streams and frequently secures recurrent purchases from corporate customers. Financial results are predominantly generated through selling individual job postings and various job packages and services to employers. Nearly two-thirds of its revenues are generated through selling job postings while another one-third stems from fees associated with either searching the resume database, developing an employer profile, and/or creating hyperlinks directing online visitors to individual corporate sites. The remainder of its revenues is derived from selling listings for online job fairs as well as selling a steadily increasing number of banner advertisements.

     CareerMosaic records advance billings prior to the delivery of services or the display of an advertisement as deferred revenues and recognizes them as revenue ratably when the services are provided or the advertisements are displayed. At December 31, 1999, CareerMosaic had approximately $1.7 million of deferred revenues.

     CareerMosaic's operating expenses include:

     - marketing and selling expenses, consisting primarily of the sales, marketing and customer support personnel costs as well as the third party costs involved with advertising, marketing, and promotion;

     - general and administrative expenses, consisting primarily of salaries and related costs for general corporate functions, technology costs connected with the enhancement of the web site design and functionality, and costs for maintaining office facilities; and

     - depreciation and amortization, including the depreciation of computer and other office equipment and amortization of intangible assets.

     - allocated expenses of Bernard Hodes Group, consisting primarily of management and functional area salaries.

     CareerMosaic has a history of losses and at December 31, 1999, it had an accumulated deficit of approximately $900,000. CareerMosaic expects to continue to incur losses and negative cash flow for the foreseeable future through increased investments in aggressive advertising and marketing campaigns and further improvements in the technology of its web site.

RESULTS OF OPERATIONS

  Three Months Ended March 31, 2000 Compared to the Three Months Ended March 31, 1999

     Revenues. CareerMosaic's revenues increased by $593,000, or 20%, from $3.0 million for the 3 months ended March 31, 1999 to $3.6 million for the 3 months ended March 31, 2000. The increase is primarily a result of the further development of the sales force. However, the competition for employees in this area intensified at the beginning of 2000 due to the success of several dot com ventures. The impact on CareerMosaic has been a higher than expected turnover rate in the sales force and the inherent inefficiencies related to the turnover.

     Marketing and selling costs. CareerMosaic's marketing and selling costs increased by $3.6 million, or 264%, from $1.4 million for the 3 months ended March 31, 1999 to $5.0 million for the 3 months ended

March 31, 2000. The increase primarily results from an aggressive print and television advertising campaign that was launched early in 2000.

     General and administrative expenses. CareerMosaic's general and administrative salaries increased by $2.1 million, or 198%, from $1.1 million for the 3 months ended March 31, 1999 to $3.2 million for the 3 months ended March 31, 2000. The increase primarily results from the increased investment in personnel and third-party costs for technology to enhance the web site's design and functionality.

     Depreciation and amortization expense. CareerMosaic's depreciation and amortization expense increased by $135,000, or 527% from $25,000 for the 3 months ended March 31, 1999 to $160,000 for the 3 months ended March 31, 2000. The increase primarily results from the amortization expense related to the purchase of the careers.com domain name in September 1999. In addition, there was an increase in fixed assets (telecommunications and computer equipment) to support the additional CareerMosaic employees.

     Allocated corporate expense. The allocated corporate expense from Bernard Hodes Group to CareerMosaic increased by $69,000, or 15%, from $472,000 for the 3-month period ended March 31, 1999 to $541,000 for the 3-month period ended March 31, 2000. The increase relates to an allocation of Bernard Hodes Group executive costs based on the amount of time spent on CareerMosaic matters.

  Fiscal Year Ended December 31, 1999 Compared to Fiscal Year Ended December 31, 1998

     Revenues. CareerMosaic's revenues increased by $5.6 million, or 70%, from $8.0 million for the 12 months ended December 31, 1998 to $13.6 million for the 12 months ended December 31, 1999. The increase primarily resulted from the growth of CareerMosaic's direct sales force and the increased awareness among its corporate customers of the cost effectiveness of online recruiting. During 1999, CareerMosaic encountered intense competition from several competitors (namely Monster.com and HotJobs.com) who invested aggressively in building their own brands.

     Marketing and selling costs. CareerMosaic's marketing and selling costs increased by $2.5 million, or 64%, from $3.9 million for the 12 months ended December 31, 1998 to $6.4 million for the 12 months ended December 31, 1999. This increase is primarily the result of additional advertising and marketing campaigns designed to attract more employers and job seekers to CareerMosaic's web site.

     General and administrative expenses. CareerMosaic's general and administrative expenses increased by $3.2 million, or 83%, from $3.9 million for the 12 months ended December 31, 1998 to $7.1 million for the 12 months ended December 31, 1999. The increase resulted primarily from the increased spending during 1999 on outside consultants involved in the ongoing design and functionality of CareerMosaic's web site.

     Depreciation and amortization expense. CareerMosaic's depreciation and amortization expense increased by $189,000, or 207%, from $91,000 for the 12 months ended December 31, 1998 to $281,000 for the 12 months ended December 31, 1999. The increase is the result of the amortization expense related to the careers.com domain name that was purchased in September 1999.

     Allocated corporate expense. The allocated corporate expense from Bernard Hodes Group to CareerMosaic increased by $720,000, or 54%, from $1.3 million for the 12 month period ended December 31, 1998 to $2 million for the 12 month period ended December 31, 1999. The expense relates to an allocation of Bernard Hodes Group executive costs based on the amount of time spent on CareerMosaic matters. As the revenues and headcount of CareerMosaic increase, there is a ratable increase in allocated corporate expenses.

  Fiscal Year Ended December 31, 1998 Compared to Fiscal Year Ended December 31, 1997

     Revenues. CareerMosaic's revenues increased by $3.8 million, or 91%, from $4.2 million for the 12 months ended December 31, 1997 to $8.0 million for the 12 months ended December 31, 1998. As the pioneer in the online recruiting space, CareerMosaic did not encounter significant competition until early 1999 and experienced substantial revenue growth during 1998.

     Marketing and Selling Costs. CareerMosaic's marketing and selling costs increased by $2.7 million, or 215%, from $1.2 million for the 12 months ended December 31, 1997 to $3.9 million for the 12 months ended

December 31, 1998. This increase was primarily the result of additional advertising and marketing campaigns designed to attract more recruiters, employers and job seekers to CareerMosaic's site. Also, additional members of the sales force were hired.

     General and administrative expenses. General and administrative expenses increased by $2.0 million, or 105%, from $1.9 million for the 12 months ended December 31, 1997 to $3.9 million for the 12 months ended December 31, 1998. The increase resulted primarily from the increased spending during 1998 for technology consultants involved with the design and functionality of CareerMosaic's web site. In addition, the administration services provided by Bernard Hodes Group were expanded in order to support the increased level of business activity.

     Depreciation and amortization expense. CareerMosaic's depreciation and amortization expense increased by $42,000, or 84%, from $49,000 for the 12 months ended December 31, 1997 to $91,000 for the 12 months ended December 31, 1998. The increase is the result of the increase in fixed assets for additional telecommunications and computer equipment purchased during 1998.

     Allocated corporate expense. The allocated corporate expense from Bernard Hodes Group to CareerMosaic increased by $700,000, or 113%, from $600,000 for the 12 month period ended December 31, 1997 to $1.3 million for the 12 month period ended December 31, 1998. The expense relates to an allocation of Bernard Hodes Group executive costs based on the amount of time spent on CareerMosaic matters. As the core CareerMosaic business expanded significantly during 1998, and CareerMosaic continued without a dedicated management team, the executive time from Bernard Hodes Group increased their involvement as well.

LIQUIDITY AND CAPITAL RESOURCES

     The annual losses and negative annual cash flows to date have been funded by the Bernard Hodes Group. Net cash used in operating activities was $3.7 million and $2.0 million for the 3 months ended March 31, 2000 and the 12 months ended December 31, 1999, respectively. Net cash used in operating activities primarily consisted of the net loss for the periods.

     Net cash used in investing activities were for capital expenditures and the acquisition of the careers.com domain name. In total, the cash used in investing activities was $330,000 and $2.0 million for the three months ended March 31, 2000 and the 12 months ended December 31, 1999, respectively. The amount invested in the careers.com domain name in September 1999 was $1.3 million. The investments in capital purchases relate to telecommunications and computer equipment required to build CareerMosaic's infrastructure. At March 31, 2000, CareerMosaic had no material commitments for capital expenditures other than in the ordinary course of business.

     Net cash provided by financing activities was $4.1 million and $4.0 million for the three months ended March 31, 2000 and the 12 months ended December 31, 1999, respectively. The financing activities represents the cash invested by Bernard Hodes Group in order to fund the ongoing operations of CareerMosaic.

     CareerMosaic has incurred losses and negative annual cash flows as a result of efforts to build its network infrastructure, increase staffing, build brand awareness and further develop its web site design and functionality. CareerMosaic expects to continue to focus on increasing its customer base and expanding its operations through aggressive advertising and marketing campaigns, additions to its sales force, and further technological enhancements to its web site. There can be no assurance that growth in revenue or the customer base will continue. CareerMosaic has been funded by the Bernard Hodes Group and will be funded by HeadHunter.NET subsequent to the date of the merger.

     If CareerMosaic completes the merger with HeadHunter.NET, Bernard Hodes Group has agreed to contribute $5 million in cash to CareerMosaic. If received, the addition of these funds will enable CareerMosaic to further accelerate CareerMosaic's sales and marketing efforts and other strategic initiatives. CareerMosaic estimates these additional funds coupled with funding to be provided by HeadHunter.NET will position CareerMosaic with sufficient capital resources to meet CareerMosaic's anticipated operating and capital expenditure needs for at least the next 12 months. There can be no assurance that the merger will be completed as it is subject to a number of conditions.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     Due to the fact that CareerMosaic does not have any short or long term investments, CareerMosaic believes that the exposure to market rate fluctuations is minimal. CareerMosaic does not employ any derivative financial instruments, other financial instruments or derivative commodity instruments to hedge any market risks and does not currently plan to employ them in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

     CareerMosaic does not believe that any new accounting pronouncements will have a material impact on its financial statements.

                      CAREERMOSAIC PRINCIPAL STOCKHOLDERS

     Bernard Hodes Group beneficially owns 100% of the outstanding capital stock of CareerMosaic. The remaining authorized shares of CareerMosaic have been reserved for issuance to various entities and individuals, including employees of Bernard Hodes Group and CareerMosaic, who, as a result of such issuances, may beneficially own an aggregate of up to 2,334,900 shares, or approximately 12.7% of HeadHunter.NET common stock, after giving effect to the merger, assuming no change in the number of outstanding shares of HeadHunter.NET common stock between the date of this proxy statement/prospectus and the merger. None of these other stockholders will acquire beneficial ownership over 5% of HeadHunter.NET in the merger. No stockholder vote is acquired to approve the merger. Bernard Hodes Group will beneficially own at least 5,165,100 shares, or approximately 28.0% of HeadHunter.NET common stock, after giving effect to the merger, assuming no change in the number of outstanding shares of HeadHunter.NET common stock between the date of this proxy statement/prospectus and the merger.

     Bernard Hodes Group presently intends to reduce its stock ownership in HeadHunter.NET following the merger consistent with its intent not to exert influence over the management or policies of HeadHunter.NET. Under the terms of the merger agreement, Bernard Hodes Group will have the right to sell under this proxy statement/prospectus that number of shares of HeadHunter.NET it owns that would reduce its share ownership to less than 20% of the outstanding shares of HeadHunter.NET.

                  DESCRIPTION OF HEADHUNTER.NET CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 45,500,000 shares of common stock, $0.01 par value per share, 7,500,000 shares of Class A preferred stock, $0.01 par value per share, and 5,000,000 shares of Class B serial preferred stock, $0.01 par value per share, of which 500,000 shares have been designated junior participating preferred stock in connection with the shareholder protection rights agreement.

     As of June 8, 2000, the record date of the annual meeting, we had
            shares of common stock outstanding held by             shareholders
of record, and no shares of Class A preferred stock, Class B serial preferred stock or junior participating outstanding. Upon the closing of the merger (assuming no change in the number of outstanding shares of HeadHunter.NET common stock between the date of the proxy statement/prospectus and the merger), we will have 18,446,033 shares of common stock outstanding and no shares of Class A preferred stock, Class B serial preferred stock or junior participating preferred stock outstanding.

COMMON STOCK

     Holders of common stock are entitled to one vote per share owned of record on all matters upon which such holders are entitled to vote. Subject to any preferential rights of holders of Class B serial preferred stock that may adversely affect the rights, preferences and privileges of holders of common stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors, in its sole discretion, out of funds legally available for distribution. If a dividend or other distribution is paid on shares of common stock or Class A preferred stock, then a like dividend or distribution of equal value shall be paid on all outstanding shares of common stock and Class A preferred stock. Holders of common stock are further entitled to share ratably in any distribution of our assets, after payment of all of our debts and other liabilities, upon our liquidation, dissolution or winding up. The holders of common stock have no preemptive rights, rights to cumulative voting, rights to redeem such shares or to convert such shares into other securities of HeadHunter.NET.

     Our common stock trades on the Nasdaq National Market under the symbol "HHNT."

PREFERRED STOCK

     Class A Preferred Stock. Upon the closing of our initial public offering in August 1999, each then outstanding share of Class A stock automatically converted into one share of common stock.

     Class B Serial Preferred Stock. Our board of directors has the authority, without further shareholder approval, to issue up to 5,000,000 shares of Class B serial preferred stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions of these shares including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. On April 15, 2000, our board of directors designated 500,000 shares of Junior Participating preferred stock in connection with the adoption of the shareholder protection rights plan. The issuance of Class B serial preferred stock could have the effect of delaying, deferring or preventing a change in control or change in management of HeadHunter.NET, may discourage bids for our common stock at a premium over the market price of our common stock and may adversely affect the market price and the voting and other rights of holders of our common stock. We have no present plans to issue any shares of Class B serial preferred stock.

SHAREHOLDER PROTECTION RIGHTS AGREEMENT

     On April 15, 2000, HeadHunter.NET and American Stock Transfer & Trust Company entered into a shareholder protection rights agreement and our board of directors declared a dividend of one preferred stock purchase right for each outstanding share of HeadHunter.NET common stock. The dividend was payable on April 27, 2000 to the HeadHunter.NET shareholders of record on that date. Each right entitles the registered holder to purchase from HeadHunter.NET one one-thousandth of a share of HeadHunter.NET junior participating preferred stock at a price of $200 per one one-thousandth of a share, subject to adjustment. American Stock Transfer & Trust Company serves as HeadHunter.NET's right agent.

     Generally, each right only becomes exercisable if an "acquiring person" acquires 15% or more of the outstanding common stock of HeadHunter.NET (other than the rights held by the acquiring person which terminate). Each exercisable right will automatically become a right to buy at the exercise price of $200 that number of HeadHunter.NET common stock having a market value of twice the exercise price. HeadHunter.NET may substitute cash, property, a reduction in the exercise price, HeadHunter.NET junior participating preferred stock or other securities having a value equal to the HeadHunter.NET common stock which would otherwise be issuable. HeadHunter.NET may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person, if HeadHunter.NET's board of directors is controlled by the acquiring person, unless proper provision is made so that each exercisable right would thereafter become a right to buy, for the exercise price, that number of shares of common stock of such other person having a market value of twice the exercise price. For a more detailed discussion of the shareholder protection rights plan, see the discussion under the heading "Other Agreements -- Shareholder Protection Rights Agreement."

     The provisions of the shareholder protection rights plan could have the effect of preventing, hindering, or delaying a change in control of HeadHunter.NET or a change in management.

PROVISIONS OF OUR ARTICLES OF INCORPORATION, BYLAWS AND GEORGIA LAW REGARDING SHAREHOLDERS' RIGHTS AND RELATED MATTERS

     Shareholders' rights and related matters are governed by our articles of incorporation and bylaws and the Georgia Business Corporation Code, referred to as the Georgia Code. The provisions of our articles of incorporation, bylaws and Georgia law summarized below could have the effect of preventing, hindering, or delaying a change in control of HeadHunter.NET or a change in management.

  Classified Board of Directors; Removal of Directors

     Our board of directors is divided into three classes of directors, each serving staggered three-year terms. As a result, approximately one-third of our board of directors will be elected each year. In addition, members of the board of directors may only be removed for cause and then only at a special meeting of shareholders called for such purpose by the affirmative vote of at least two-thirds of all shares entitled to vote for the election of directors. The classification of directors, together with the limitation on the removal of directors, and the ability of the remaining directors to fill any vacancies on the board of directors, has the effect of making it more difficult for shareholders to change the composition of the board of directors.

  Advance Notice of Shareholder Proposals and Director Nominations

     Our bylaws provide that any shareholder proposals or director nominations must be provided to us in writing at least 120 days before the date of an annual meeting of shareholders or, in the case of a special meeting of shareholders, within 10 days after notice of such special shareholders' meeting was sent to the shareholders. Such provision may discourage or preclude a shareholder from bringing matters that could otherwise be viewed as favorable before the shareholders at an annual meeting or from making nominations for directors at an annual meeting.

  Anti-Takeover Provisions and Georgia Law

     We have elected in our bylaws to be subject to the provisions of the business combination statute of the Georgia Code, which generally restrict a company from entering into specified business combinations with an interested shareholder, which is defined as either any person or entity that, with its affiliates, is the beneficial owner of at least 10% of a company's voting stock, or that company's affiliates which have, in the two years prior to the date in question, been the beneficial owner of at least 10% of the company's voting stock, for a period of five years after the date on which such shareholder became an interested shareholder, unless:

     - its board of directors approves the business combination or the transaction in which the shareholder became an interested shareholder, prior to the date the shareholder became an interested shareholder;

     - the interested shareholder acquires 90% of the company's voting stock in the same transaction in which it exceeds 10%, excluding voting stock held by officers, directors, their affiliates, subsidiaries or specified employee stock plans of the company; or

     - subsequent to becoming an interested shareholder, such shareholder acquires 90% of the company's voting stock, excluding certain shares, and the business combination is approved by the holders of a majority of the voting stock entitled to vote thereon.

     The Georgia Code also contains provisions that impose certain fair price and other procedural requirements applicable to specified business combinations with any person who owns 10% or more of the common stock. These statutory requirements restrict business combinations with, and accumulations of shares of voting stock of, some Georgia corporations. The fair price statute applies only if a corporation elects to be covered by its restrictions. We have elected to be covered by the fair price statute.

  Ability to Consider Other Constituencies

     Our articles of incorporation permit our board of directors to consider the interests of our employees, customers, suppliers and creditors, the communities in which our offices or other establishments are located and all other factors the directors consider pertinent, in addition to considering the effects of any actions on us and our shareholders, when determining what is in the best interests of our corporation. Pursuant to this provision, the board of directors may consider numerous judgmental or subjective factors affecting a proposal, including certain non-financial matters, and on the basis of these considerations may oppose a business combination or other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of our shareholders.

INDEMNIFICATION AND LIMITATION OF LIABILITY

     Our articles of incorporation eliminate the personal liability of our directors to HeadHunter.NET or our shareholders for monetary damages for any breach of duty as a director; provided, however, that we cannot eliminate or limit the liability of a director for:

     - any appropriation in violation of such director's duties of any business opportunity of HeadHunter.NET;

     - acts or omissions which involve intentional misconduct or a knowing violation of law;

     - unlawful corporate distributions; or

     - any transaction from which the director receives an improper personal benefit.

     In addition, if at any time the Georgia Code is amended to authorize further elimination or limitation of the personal liability of a director, then the liability of each of our directors shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless otherwise required. These provisions of the articles of incorporation will limit the remedies available to a shareholder in the event of breaches of any director's duties to such shareholder or HeadHunter.NET.

     Under our bylaws, we must indemnify any director or officer who was, is or is threatened to be made, a party to any legal proceeding, whether civil, criminal, administrative or investigative (including any action or suit by or in our right) because such person is or was a director or officer, against liability incurred in such proceeding. Our bylaws do not require such indemnification for any liability incurred in a proceeding in which the director or officer is adjudged liable to us or is subjected to injunctive relief in our favor for:

     - any appropriation, in violation of such director's or officer's duties, of any business opportunity of HeadHunter.NET;

     - acts or omissions which involve intentional misconduct or a knowing violation of law;

     - unlawful corporate distributions; or

     - any transaction from which such officer or director received an improper personal benefit.

     In addition, our bylaws provide that we must advance funds to pay or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding because such person is a director or officer, if such director or officer satisfies the conditions contained in our bylaws, and may indemnify and advance expenses to our employees or agents who are not also directors or officers to the same extent that we could to a director.

     We have entered into separate indemnity agreements with each of our directors and certain of our executive officers, under which we agree to indemnify them and to advance them expenses in a manner and subject to terms and conditions similar to those set forth in the articles of incorporation and bylaws. There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

REGISTRATION RIGHTS

     Under a contribution agreement dated July 15, 1998, we granted to ITC Holding Company and Warren L. Bare registration rights regarding their shares of common stock. If we undertake any registered public offering of our common stock, other than this offering or an offering registered on Form S-8 or S-4, we must provide written notice to ITC Holding Company and Mr. Bare not less than 30 days prior to the proposed filing date of such registration statement. At either's written request, we shall include in such registered offering, all shares of common stock as are set forth in the written request provided by them within 15 days after receipt of the written notice from us; provided, however, that if our managing underwriters advise us in writing that, in their opinion, the number of shares of common stock requested to be included in such registered offering exceeds the number which can be sold in such offering without adversely affecting the marketability of such offering, we shall include in such registered offering first, the primary shares of common stock that we propose to sell, and second, the shares of common stock requested to be included in such offering, pro rata between ITC Holding Company and Mr. Bare on the basis of the number of shares of common stock requested to be included by each.

     In addition, at the effective time of the merger, Bernard Hodes Group, ITC Holding Company and HeadHunter.NET will enter into a registration rights agreement. Under this agreement, Bernard Hodes Group will have registration rights regarding shares of HeadHunter.NET common stock received by Bernard Hodes Group in the merger and ITC Holding Company will have registration rights regarding shares of HeadHunter.NET common stock held by, or issuable upon exercise of options or warrants beneficially owned by, ITC Holding Company at the effective time of the merger. For a more complete discussion of the registration rights granted under this agreement, see "Other
Agreements -- Registration Rights Agreement."

TRANSFER AGENT AND REGISTRAR

     Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                              SELLING STOCKHOLDER

     This proxy statement/prospectus also relates to the potential offer from
time to time following the merger by Bernard Hodes Group of up to        of the
HeadHunter.NET shares received in the merger, which
represents        % of HeadHunter.NET common stock, after giving effect to the merger and assuming no change in the number of outstanding shares of HeadHunter.NET common stock between the date of this proxy statement/prospectus and the merger. See "Plan of Distribution".

                              PLAN OF DISTRIBUTION

     This proxy statement/prospectus is intended to be used to comply with the prospectus delivery requirements of the Securities Act of 1933 in connection with any offers or resales. Bernard Hodes Group may sell shares from time to time, although the registration does not necessarily mean that any of Bernard Hodes Group's shares will be offered or sold. HeadHunter.NET will not receive any of the proceeds of the sale of the shares offered by the Bernard Hodes Group. The distribution of shares pursuant to this proxy statement/prospectus may be effected from time to time:

     - in transactions (which may include block sales) on the Nasdaq National Market or such other national securities exchange or automated interdealer quotation system on which shares of HeadHunter.NET common stock are then listed,

     - in negotiated transactions, or

     - through a combination of such methods of sale, at fixed prices, that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

     Bernard Hodes Group may sell shares directly to purchasers or through underwriters, agents or broker-dealers by one or more of the following means:

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - an exchange distribution in accordance with the rules of the exchange or automated interdealer quotation system on which HeadHunter.NET common stock is then listed; and

     - the writing of options on or other contractual agreements relating to the shares.

     In connection with distributions of the shares by the Bernard Hodes Group or otherwise, Bernard Hodes Group may enter into hedging transactions with broker-dealers or others prior to or after the effective time of the merger. Such broker-dealers may engage in short sales of HeadHunter.NET shares or other transactions in the course of hedging the positions assumed by such persons in connection with such hedging transactions or otherwise.

     Any such underwriters, agents or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Bernard Hodes Group and/or the purchasers of the shares for which such underwriters, agents or broker-dealers may act as agents or to whom they sell as principals, or both. If required by applicable law at the time a particular offer of shares is made, the terms and conditions of such transaction will be set forth in a supplement to this prospectus. Bernard Hodes Group and any underwriters, agents or broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, and any compensation received by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Bernard Hodes Group will pay all applicable stock transfer taxes, transfer fees and brokerage commissions or underwriting or other discounts.

                                   PROPOSAL 2

                             ELECTION OF DIRECTORS

     HeadHunter.NET's board of directors has nominated J. Douglas Cox, Donald W. Weber and Kimberley E. Thompson for election as Class II directors to hold office until the 2003 annual meeting of HeadHunter.NET shareholders and until their successors have been elected and qualified.

     HeadHunter.NET's board of directors believes that all of the nominees will be available and able to serve as directors. However, if the merger closes, in accordance with the merger agreement, J. Douglas Cox, Donald W. Weber and Michael G. Misikoff will resign effective as of the closing date and Bernard Hodes Group will have the right to designate three directors to HeadHunter.NET's board of directors. Bernard Hodes Group has told us that it presently expects to designate the directors prior to the effective time of the merger or shortly thereafter.

     HeadHunter.NET's board of directors currently consists of seven directors divided into three classes, with three directors currently in Class I, three directors in Class II and one director in Class III. The terms of Messrs. Cox and Weber and Ms. Thompson expire at the annual meeting. The terms of the Class III and Class I directors expire at the annual meetings of HeadHunter.NET shareholders in 2001 and 2002, respectively. Generally, directors hold office until the annual meeting of HeadHunter.NET shareholders in the year in which the term of their Class expires and until their successors have been duly elected and qualified. However, if the directors appoint individuals to fill vacancies on the board of directors, such appointed directors serve until the next annual meeting of HeadHunter.NET shareholders.

     The amended and restated bylaws of HeadHunter.NET provide that the classes shall constitute, as nearly as possible, one-third of the total number of directors constituting the entire board. The current classes do not comply with that provision as a result of the resignation of Warren L. Bare, a former Class III director, and the recent reduction in the size of the board of directors from eight to seven members. In the event the merger occurs, the combination of resignations and appointments discussed above will be made such that no class has fewer than two directors. Likewise, should the merger agreement be terminated prior to closing, then the current board will take such measures as are necessary to reconstitute itself in a similar manner.

     For more information about HeadHunter.NET's Executive Officers and Directors nominees and continuing directors, see "Information Regarding HeadHunter.NET -- HeadHunter.NET Management" on pages 88 through 95.

             THE HEADHUNTER.NET BOARD OF DIRECTORS RECOMMENDS THAT HEADHUNTER.NET SHAREHOLDERS VOTE FOR THE APPROVAL OF THE NOMINEES.

                                   PROPOSAL 3

                                APPROVAL OF THE
                  2000 QUALIFIED EMPLOYEE STOCK PURCHASE PLAN

     On December 23 1999, HeadHunter.NET's board of directors adopted, subject to shareholder approval at the annual meeting, the HeadHunter.NET, Inc. 2000 Qualified Employee Stock Purchase Plan. The plan became effective as of January 3, 2000. However, if not approved by shareholders at the annual meeting, the plan will be terminated, any and all contributions to the plan shall cease, and any cash balances credited to participants' accounts shall be promptly distributed to them.

     A summary of the plan is set forth below. The summary is qualified in its entirety by reference to the full text of the plan, which is attached to this proxy statement/prospectus as Annex D.

GENERAL

     The purpose of the plan is to enhance the proprietary interest, through ownership of HeadHunter.NET common stock, among our employees designated by us as eligible to participate in the plan.

ADMINISTRATION

     The plan will be administered by the HeadHunter.NET compensation committee. Subject to the express provisions of the plan, the compensation committee has authority to interpret and construe the provisions of the plan, to adopt rules and regulations for administering the plan, and to make all other determinations necessary or advisable for administering the plan. The compensation committee will select from time to time an administrator to operate and perform the day-to-day administration of the plan and maintain records of the plan.

STOCK SUBJECT TO THE PLAN

     A maximum of 50,000 shares of HeadHunter.NET common stock will be made available for purchase by participants under the plan, subject to appropriate adjustment for stock dividends, stock split or combination of shares, recapitalization or other changes in HeadHunter.NET's capitalization. The shares issuable under the plan may be issued out of authorized but unissued shares or may be shares issued and later acquired by HeadHunter.NET. All cash received or held by HeadHunter.NET under the plan may be used by HeadHunter.NET for any corporate purpose.

ELIGIBILITY; GRANT AND EXERCISE OF OPTIONS

     All of our employees who are regularly scheduled to work at least 20 hours each week and at least five months each calendar year are eligible to participate in the plan. As of May 8, 2000, there were approximately 184 persons eligible to participate in the plan.

     An eligible employee may elect to become a participant in the plan by filing with the Administrator a request form which authorizes a regular payroll deduction from the employee's paycheck. A participants' request form authorizing a payroll deduction will remain effective from offering period to offering period until amended or canceled. Offering periods are the three-month periods beginning January 1, April 1, July 1 and October 1 of each year during which options to purchase HeadHunter.NET common stock are outstanding under the plan; provided that the first offering period began on January 3, 2000 and will end on June 30, 2000. A participant's payroll deduction must be in any whole percentage from one to ten percent of such participant's base compensation payable each pay period, and at any other time an element of base compensation is payable. A participant may not make cash contributions or payments to the plan.

     A book account will be established for each participant, to which the participant's payroll deductions will be credited, until these amounts are either withdrawn, distributed or used to purchase HeadHunter.NET common stock, as described below. No interest will be credited on these cash amounts. Whole shares of

HeadHunter.NET common stock will be held in the participant's account until distributed as described below.

     On the first day of each offering period each eligible employee is granted an option to purchase on the last day of the offering period at the price described below, the number of full shares of HeadHunter.NET common stock which the cash credited to the participant's account at that time will purchase at the purchase price. An employee may not be granted an option for an offering period if immediately after the grant, he or she would own five percent or more of the total combined voting power or value of all classes of HeadHunter.NET stock. A participant cannot receive options that, in combination with options under other plans qualified under Section 423 of the Internal Revenue Code, would result during any calendar year in the purchase of shares having an aggregate fair market value of more than $25,000. The maximum number of shares of HeadHunter.NET common stock that may be purchased by any participant in the plan during any one offering period is 1,000 shares.

     Unless the cash credited to a participant's account is withdrawn or distributed, his or her option to purchase shares of HeadHunter.NET common stock will be deemed to have been exercised automatically on the last day of the offering period. The cash balance, if any, remaining in the participant's account at the end of an offering period will be refunded to the participant, without interest. The purchase price will be 85% of the fair market value of the HeadHunter.NET common stock on the first trading day of the offering period. Since the shares will be purchased at less than market value, employees will receive a benefit from participating in the plan.

     Options granted under the plan are not transferable by the participant other than by will or by the laws of descent and distribution and are exercisable only by the participant during his or her lifetime.

NO EMPLOYMENT RIGHTS

     Neither the establishment of the plan, nor the grant of any options thereunder, nor the exercise thereof will be deemed to give to any employee the right to be retained in our employ or to interfere with our right to discharge any employee or otherwise modify the employment relationship at any time.

TERMINATION OF EMPLOYMENT

     If a participant terminates employment, the cash balance in the participant's account will be returned to the participant (or his or her beneficiary in the case of the participant's death) in cash, without interest, as soon as practicable, and certificates for the shares of HeadHunter.NET common stock credited to the participant's account will be distributed as soon as practicable or other appropriate evidence of ownership effected.

AMENDMENT AND TERMINATION OF THE PLAN

     The compensation committee may amend the plan, in whole or in part, at any time; provided, however, that no amendment may (a) affect any right or obligation with respect to any grant previously made, unless required by law, or
(b) unless previously approved by our shareholders, where such approval is necessary to satisfy the Internal Revenue Code, the rules of any stock exchange on which the HeadHunter.NET common stock is listed, or the requirements necessary to meet any exemption from the application of federal securities laws,
(i) materially affect the eligibility requirements, (ii) increase the number of shares of HeadHunter.NET common stock eligible for purchase under the plan, or
(iii) materially increase the benefits to participants. The plan may be terminated by the compensation committee at any time, in which event the administrator will terminate all contributions to the plan. Cash balances then credited to participants' accounts will be distributed as soon as practicable, without interest.

FEDERAL INCOME TAX CONSEQUENCES TO THE COMPANY AND TO PARTICIPANTS

     The plan is designed to qualify as an Employee Stock Purchase plan under
Section 423 of the Internal Revenue Code. A general summary of the federal income tax consequences regarding the plan is stated below.

     Neither the grant nor the exercise of options under the plan will have a tax impact on the participant or HeadHunter.NET. If any participant disposes of the HeadHunter.NET common stock acquired upon the exercise of his options after at least two years from the date of grant and one year from the date of exercise, then the participant must treat as ordinary income the amount by which the lesser of (i) the fair market value of the HeadHunter.NET common stock at the time of disposition or (ii) the fair market value of the HeadHunter.NET common stock at the date of grant, exceeds the purchase price. Any gain in addition to this amount will be treated as a capital gain. If a participant holds HeadHunter.NET common stock at the time of his or her death, the holding period requirements are automatically deemed to have been satisfied and he or she will realize ordinary income in the amount by which the lesser of (i) the fair market value of the HeadHunter.NET common stock at the time of death or
(ii) the fair market value of the HeadHunter.NET common stock at the date of grant exceeds the purchase price. HeadHunter.NET will not be allowed a deduction if the holding period requirements are satisfied. If a participant disposes of HeadHunter.NET common stock before expiration of two years from the date of grant and one year from the date of exercise, then the participant must treat as ordinary income the excess of the fair market value of the HeadHunter.NET common stock on the date of exercise of the option over the purchase price. Any additional gain will be treated as long-term or short-term capital gain or loss, as the case may be. HeadHunter.NET will be allowed a deduction equal to the amount of ordinary income recognized by the participant.

     The above discussion is intended to summarize the applicable provisions of the Internal Revenue Code which are in effect as of January 1, 2000. The tax consequences of participating in the plan may vary with respect to individual situations. Accordingly, participants should consult with their tax advisors in regard to the tax consequences of participating in the plan as to both federal and state income tax considerations.

BENEFITS TO NAMED EXECUTIVE OFFICERS AND OTHERS

     Participation in the plan is voluntary. Consequently, it is not presently possible to determine either the benefits or amounts that will be received by any person or group pursuant to the plan, or that would have been received if the plan had been in effect during the last fiscal year.

ADDITIONAL INFORMATION

     The closing price of the HeadHunter.NET common stock on the Nasdaq National Market on May 18, 2000 was $11.69.

             THE HEADHUNTER.NET BOARD OF DIRECTORS RECOMMENDS THAT HEADHUNTER.NET SHAREHOLDERS VOTE FOR THE APPROVAL OF THE PLAN.

                                   PROPOSAL 4

                     RATIFICATION OF SELECTION OF AUDITORS

     HeadHunter.NET's board of directors has selected Arthur Andersen LLP to conduct the annual audit of the financial statements of HeadHunter.NET for the fiscal year ending December 31, 2000. The ratification by the shareholders of the selection of Arthur Andersen LLP as independent auditors is not required by law or by the bylaws of HeadHunter.NET. The HeadHunter.NET board of directors, consistent with the practice of most publicly held corporations, is nevertheless submitting this selection to the shareholders. If this selection is not ratified at the annual meeting, the HeadHunter.NET board of directors intends to reconsider its selection of independent auditors for the fiscal year ending December 31, 2000.

     Representatives of Arthur Andersen LLP will be presented at the annual meeting with an opportunity to make statements, if they so desire, and to respond to appropriate questions with respect to that firms' audit of HeadHunter.NET's financial statements for the fiscal year ended December 31, 2000.

     THE HEADHUNTER.NET BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE SELECTION OF ARTHUR ANDERSEN LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2000. RATIFICATION OF ARTHUR ANDERSEN LLP REQUIRES THAT THE VOTES CAST IN FAVOR OF RATIFICATION EXCEED THE VOTES CAST AGAINST RATIFICATION AT THE ANNUAL MEETING AT WHICH A QUORUM IS PRESENT.

                             SHAREHOLDER PROPOSALS

     Proposals of our shareholders intended to be presented at the 2001 HeadHunter.NET annual meeting must be received by HeadHunter.NET at its
principal executive offices no later than February      , 2001, in order to be
considered for inclusion in our proxy statement and form of proxy for that meeting. These proposals must comply with the requirements as to form and substance established by the Securities and Exchange Commission and the procedural requirements in our bylaws in order to be included in the proxy statement. A shareholder who wishes to make a proposal at the 2001 annual meeting without including the proposal in HeadHunter.NET's proxy statement and form of proxy relating to that meeting must deliver such proposal to the Secretary of HeadHunter.NET at HeadHunter.NET's principal executive offices by
March      , 2001. If the shareholder fails to give notice by this date, then the persons named as proxies in the proxies solicited by the HeadHunter.NET board of directors for the 2001 annual meeting may exercise discretionary voting power regarding any such proposal.

                                 LEGAL MATTERS

     The validity of the shares of HeadHunter.NET common stock to be issued in connection with the merger will be passed upon by Alston & Bird LLP.

                                    EXPERTS

     The consolidated financial statements of HeadHunter.NET, Inc. and subsidiaries as of December 31, 1998 and 1999 and for the ten month period ended October 31, 1997 and the two month period ended December 31, 1997 included in this proxy statement/prospectus have been so included in reliance on the report of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of CareerMosaic Inc. as of December 31, 1998 and 1999 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report of Arthur Anderson LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Representatives of Arthur Andersen LLP are expected to be present at the HeadHunter.NET annual meeting with the opportunity to make a statement, if they desire to do so, and to be available to respond to appropriate questions.

                      WHERE YOU CAN FIND MORE INFORMATION

     HeadHunter.NET files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that HeadHunter.NET files with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference room at 450 Fifth Street, Washington, D.C. 20549, or at the public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Securities and Exchange Commission filings made by issuers which file electronically are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

     HeadHunter.NET filed with the Securities and Exchange Commission a registration statement (which contains this proxy statement/prospectus) on Form S-4 under the Securities Act of 1933, as amended, to register with the Securities and Exchange Commission (1) the HeadHunter.NET common stock issuable pursuant to the merger agreement and (2) the resale by Bernard Hodes Group of HeadHunter.NET common stock. This proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to HeadHunter.NET, CareerMosaic and the HeadHunter.NET common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above. Statements contained in this proxy statement/prospectus about the contents of any contract or other document are not necessarily complete, and HeadHunter.NET refers you, in each case, to the copy of such contract or other document filed as an exhibit to the registration statement and/or included as an annex to this proxy statement/prospectus.

     The rules of the Securities and Exchange Commission require us to provide an annual report to shareholders who receive this proxy statement/prospectus. We will also provide copies of the annual report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the annual report, along with copies of our annual report on Form 10-K for the fiscal year ended December 31, 1999 (not including documents incorporated by reference) are available without charge to shareholders upon written request to HeadHunter.NET at 333 Research Court, Suite 200, Norcross, Georgia 30092, Attention: Mark W. Partin, Chief Financial Officer.

     HeadHunter.NET has supplied all information contained in this proxy statement/prospectus relating to HeadHunter.NET, and CareerMosaic, Omnicom Group, and Bernard Hodes Group have supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to CareerMosaic.

     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger. HeadHunter.NET has not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy
statement/prospectus is dated June      , 2000. You should not assume that the
information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of the proxy statement/prospectus to HeadHunter.NET shareholders nor the issuance of HeadHunter.NET common stock in the merger shall create any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
HEADHUNTER.NET, INC.
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets as of December 31, 1999 and
  1998......................................................   F-3
Consolidated Statements of Operations for the Years Ended
  December 31, 1999 and 1998, the Two Months Ended December
  31, 1997, and the Ten Months Ended October 31, 1997.......   F-4
Consolidated Statements of Shareholders' Equity (Deficit)
  for the Years Ended December 31, 1999 and 1998, the Two
  Months Ended December 31, 1997, and the Ten Months Ended
  October 31, 1997..........................................   F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1999 and 1998, the Two Months Ended December
  31, 1997, and the Ten Months Ended October 31, 1997.......   F-6
Notes to Consolidated Financial Statements..................   F-7
Unaudited Condensed Consolidated Balance Sheets as of March
  31, 2000 and December 31, 1999............................  F-17
Unaudited Condensed Consolidated Statements of Operations
  for the Three Months Ended March 31, 2000 and 1999........  F-18
Unaudited Condensed Consolidated Statements of Cash Flows
  for the Three Months Ended March 31, 2000 and 1999........  F-19
Unaudited Condensed Notes to Financial Statements...........  F-20
CAREER MOSAIC INC.
Report of Independent Public Accountants....................  F-22
Balance Sheets as of December 31, 1998 and 1999 and March
  31, 2000 (unaudited)......................................  F-23
Statements of Operations for the Years Ended December 31,
  1998 and 1999 and the Three Months Ended March 31, 1999
  and 2000 (unaudited)......................................  F-24
Statements of Stockholder's Equity (Deficit) for the Years
  Ended December 31, 1998 and 1999 and the Three Months
  Ended March 31, 2000 (unaudited)..........................  F-25
Statements of Cash Flows for the Years Ended December 31,
  1998 and 1999 and the Three Months Ended March 31, 1999
  and 2000 (unaudited)......................................  F-26
Notes to Financial Statements...............................  F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To HeadHunter.NET, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of HEADHUNTER.NET, INC. AND SUBSIDIARIES (Successor Company) AND HNET, INC. (Predecessor Company) as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998, the two months ended December 31, 1997, and the ten months ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HeadHunter.NET, Inc. and subsidiaries (Successor Company) and HNET, Inc. (Predecessor Company) as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, the two months ended December 31, 1997, and the ten months ended October 31, 1997 in conformity with generally accepted accounting principles. As discussed in Note 1 to the financial statements, effective October 31, 1997, ITC Holding Company, Inc. acquired a majority ownership interest in HeadHunter.NET, Inc. in a business combination accounted for as a purchase. As a result of this acquisition, the financial information for the periods after the acquisition is presented on a different cost basis than for periods before the acquisition and, therefore, is not comparable.

/s/ Arthur Andersen LLP

Atlanta, Georgia
January 26, 2000

                     HEADHUNTER.NET, INC. AND SUBSIDIARIES
                              (SUCCESSOR COMPANY)
                                 AND HNET, INC.
                             (PREDECESSOR COMPANY)

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1999 AND 1998

                                                                  SUCCESSOR COMPANY
                                                              --------------------------
                                                                  1999          1998
                                                              ------------   -----------
                                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 16,938,708   $   254,937
  Short-term investments....................................     4,125,084             0
  Accounts receivable:
     Trade, net of allowance for doubtful accounts of
      $209,475 and $37,346 in 1999 and 1998, respectively...     1,846,813       296,654
  Prepaid expenses and other................................       561,418       195,110
                                                              ------------   -----------
          Total current assets..............................    23,472,023       746,701
PROPERTY AND EQUIPMENT, NET.................................     1,749,711       447,325
INTANGIBLE ASSETS, NET......................................     1,197,071       782,631
OTHER NONCURRENT ASSETS.....................................       560,939       248,523
                                                              ------------   -----------
          Total assets......................................  $ 26,979,744   $ 2,225,180
                                                              ============   ===========
                          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $    614,058   $   397,425
  Short-term borrowings -- affiliates (Notes 3 and 4).......             0     3,500,000
  Accrued interest -- affiliates (Note 4)...................             0       100,100
  Other accrued expenses....................................     1,409,923       128,098
  Customer deposits.........................................       131,356        27,936
  Deferred revenue..........................................        80,483        39,564
                                                              ------------   -----------
          Total current liabilities.........................     2,235,820     4,193,123
                                                              ------------   -----------
COMMITMENTS AND CONTINGENCIES (NOTE 8)
SHAREHOLDERS' EQUITY (DEFICIT):
  Convertible Class A preferred stock, $.01 par value;
     7,500,000 shares authorized and no shares issued and
     outstanding in 1999; 2,800,000 shares authorized,
     issued, and outstanding in 1998........................             0        28,000
  Class B serial preferred stock, $.01 par value; 5,000,000
     shares authorized, no shares issued and outstanding in
     1999 and 1998..........................................             0             0
  Common stock, $.01 par value; 45,500,000 shares authorized and 10,802,833 shares issued and outstanding in 1999;
     50,200,000 shares authorized, 2,200,000 shares issued
     and outstanding in 1998................................       108,028        22,000
  Additional paid-in capital................................    64,784,569     4,507,859
  Stock warrants (Note 3)...................................       341,834       341,834
  Accumulated deficit.......................................   (36,478,292)   (4,522,260)
  Deferred compensation (Note 6)............................    (4,012,215)   (2,345,376)
                                                              ------------   -----------
          Total shareholders' equity (deficit)..............    24,743,924    (1,967,943)
                                                              ------------   -----------
          Total liabilities and shareholders' equity........  $ 26,979,744   $ 2,225,180
                                                              ============   ===========

                     HEADHUNTER.NET, INC. AND SUBSIDIARIES
                              (SUCCESSOR COMPANY)
                                 AND HNET, INC.
                             (PREDECESSOR COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
  THE TWO MONTHS ENDED DECEMBER 31, 1997, AND THE TEN MONTHS ENDED OCTOBER 31,
                                      1997

                                                                                            PREDECESSOR
                                                                                              COMPANY
                                                           SUCCESSOR COMPANY                ------------
                                               ------------------------------------------       TEN
                                                                              TWO MONTHS       MONTHS
                                                YEAR ENDED     YEAR ENDED       ENDED          ENDED
                                               DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   OCTOBER 31,
                                                   1999           1998           1997           1997
                                               ------------   ------------   ------------   ------------
REVENUES.....................................  $  9,253,954   $ 1,099,868     $  29,591       $124,437
                                               ------------   -----------     ---------       --------
COSTS AND EXPENSES:
  Costs of revenues..........................       147,275        86,963         2,906         29,390
  Marketing and selling......................     9,898,815     2,719,330        41,123         23,301
  General and administrative.................     3,786,728     1,714,756       126,268         95,967
  Stock compensation expense.................     5,528,114       205,574             0              0
  Depreciation and amortization..............       528,256       276,706        41,912         10,099
                                               ------------   -----------     ---------       --------
          Total costs and expenses...........    19,889,188     5,003,329       212,209        158,757
                                               ------------   -----------     ---------       --------
OPERATING LOSS...............................   (10,635,234)   (3,903,461)     (182,618)       (34,320)
OTHER INCOME (EXPENSE).......................       379,198      (442,407)        6,226           (843)
                                               ------------   -----------     ---------       --------
          NET LOSS...........................  $(10,256,036)  $(4,345,868)    $(176,392)      $(35,163)
                                               ============   ===========     =========       ========
LOSS PER SHARE:
  Basic and diluted..........................  $      (5.90)  $     (1.98)    $   (0.08)
                                               ============   ===========     =========
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic and diluted..........................     5,412,135     2,200,000     2,200,000
                                               ============   ===========     =========

 The accompanying notes are an integral part of these consolidated statements.

                     HEADHUNTER.NET, INC. AND SUBSIDIARIES
                              (SUCCESSOR COMPANY)
                                 AND HNET, INC.
                             (PREDECESSOR COMPANY)

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
  THE TWO MONTHS ENDED DECEMBER 31, 1997, AND THE TEN MONTHS ENDED OCTOBER 31,
                                      1997

                                                CONVERTIBLE CLASS A                                           RETAINED
                                    --------------------------------------------   ADDITIONAL                 EARNINGS
                                      PREFERRED STOCK          COMMON STOCK          PAID-IN      STOCK     (ACCUMULATED
                                      SHARES     AMOUNT      SHARES      AMOUNT      CAPITAL     WARRANTS     DEFICIT)
                                    ----------   -------   ----------   --------   -----------   --------  -------------
PREDECESSOR COMPANY:
Balance, December 31, 1996........           0   $     0          260   $    260   $     5,040   $      0   $    50,200
 Capital contribution.............           0         0            0          0        30,000          0             0
 Dividends........................           0         0            0          0             0          0      (121,941)
 Net loss.........................           0         0            0          0             0          0       (35,163)
                                    ----------   -------   ----------   --------   -----------   --------  ------------
Balance, October 31, 1997.........           0         0          260        260        35,040          0      (106,904)
                                    ----------   -------   ----------   --------   -----------   --------  ------------
-----------------------------------------------------------------------------------------------------------------------
SUCCESSOR COMPANY:
 Initial capitalization of
   Headhunters, L.L.C.............           0         0            0          0     2,000,000          0             0
 Acquisition of Predecessor
   Company........................           0         0         (260)      (260)      (35,040)         0       106,904
 Reorganization (Note 1)..........   2,800,000    28,000    2,200,000     22,000       (43,091)         0             0
 Net loss.........................           0         0            0          0             0          0      (176,392)
                                    ----------   -------   ----------   --------   -----------   --------  ------------
Balance, December 31, 1997........   2,800,000    28,000    2,200,000     22,000     1,956,909          0      (176,392)
 Issuance of stock warrants.......           0         0            0          0             0    341,834             0
 Issuance of stock options........           0         0            0          0     2,550,950          0             0
 Amortization of deferred
   compensation...................           0         0            0          0             0          0             0
 Net loss.........................           0         0            0          0             0          0    (4,345,868)
                                    ----------   -------   ----------   --------   -----------   --------  ------------
Balance, December 31, 1998........   2,800,000    28,000    2,200,000     22,000     4,507,859    341,834    (4,522,260)
 Conversion of short-term
   borrowings to convertible Class
   A preferred stock..............   2,333,333   $23,333            0   $      0   $25,176,663          0  $(21,699,996)
 Issuance of Class A preferred
   stock..........................     271,167     2,712            0          0     2,925,891          0             0
 Conversion of Class A preferred
   stock to common stock..........  (5,404,500)  (54,045)   5,404,500     54,045             0          0             0
 Sale of common stock, net of
   offering expenses..............           0         0    3,140,000     31,400    28,327,389          0             0
 Issuance of common stock for
   acquisition....................           0         0       25,000        250       356,000          0             0
 Issuance of stock options........           0         0            0          0     3,441,100          0             0
 Amortization of deferred
   compensation...................           0         0            0          0             0          0             0
 Exercise of stock options........           0         0       33,333        333        49,667          0             0
 Net loss.........................           0         0            0          0             0          0   (10,256,036)
                                    ----------   -------   ----------   --------   -----------   --------  ------------
Balance, December 31, 1999........           0   $     0   10,802,833   $108,028   $64,784,569   $341,834  $(36,478,292)
                                    ==========   =======   ==========   ========   ===========   ========  ============


                                      DEFERRED
                                    COMPENSATION      TOTAL
                                    ------------   ------------
PREDECESSOR COMPANY:
Balance, December 31, 1996........  $         0    $     55,500
 Capital contribution.............            0          30,000
 Dividends........................            0        (121,941)
 Net loss.........................            0         (35,163)
                                    -----------    ------------
Balance, October 31, 1997.........            0         (71,604)
                                    -----------    ------------
----------------------------------------------------------------------------------------------------------------
SUCCESSOR COMPANY:
 Initial capitalization of
   Headhunters, L.L.C.............            0       2,000,000
 Acquisition of Predecessor
   Company........................            0          71,604
 Reorganization (Note 1)..........            0           6,909
 Net loss.........................            0        (176,392)
                                    -----------    ------------
Balance, December 31, 1997........            0       1,830,517
 Issuance of stock warrants.......            0         341,834
 Issuance of stock options........   (2,550,950)              0
 Amortization of deferred
   compensation...................      205,574         205,574
 Net loss.........................            0      (4,345,868)
                                    -----------    ------------
Balance, December 31, 1998........   (2,345,376)     (1,967,943)
 Conversion of short-term
   borrowings to convertible Class
   A preferred stock..............  $         0    $  3,500,000
 Issuance of Class A preferred
   stock..........................            0       2,928,603
 Conversion of Class A preferred
   stock to common stock..........            0               0
 Sale of common stock, net of
   offering expenses..............            0      28,358,789
 Issuance of common stock for
   acquisition....................            0         356,250
 Issuance of stock options........   (3,441,100)              0
 Amortization of deferred
   compensation...................    1,774,261       1,774,261
 Exercise of stock options........            0          50,000
 Net loss.........................            0     (10,256,036)
                                    -----------    ------------
Balance, December 31, 1999........  $(4,012,215)   $ 24,743,924
                                    ===========    ============

 The accompanying notes are an integral part of these consolidated statements.

                     HEADHUNTER.NET, INC. AND SUBSIDIARIES
                              (SUCCESSOR COMPANY)
                                 AND HNET, INC.
                             (PREDECESSOR COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998,
 TWO MONTHS ENDED DECEMBER 31, 1997, AND THE TEN MONTHS ENDED OCTOBER 31, 1997

                                                                                                                PREDECESSOR
                                                                                                                  COMPANY
                                                                             SUCCESSOR COMPANY                  -----------
                                                              -----------------------------------------------       TEN
                                                                  YEAR             YEAR           TWO MONTHS      MONTHS
                                                                 ENDED             ENDED            ENDED          ENDED
                                                              DECEMBER 31,     DECEMBER 31,      DECEMBER 31,   OCTOBER 31,
                                                                  1999             1998              1997          1997
                                                              ------------   -----------------   ------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(10,256,036)     $(4,345,868)      $(176,392)     $(35,163)
                                                              ------------      -----------       ---------      --------
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Depreciation and amortization...........................       528,256          276,706          41,912        10,099
    Amortization of debt issuance costs.....................             0          341,834               0             0
    Compensation expense....................................     5,528,114          205,574               0             0
    Changes in operating assets and liabilities:
      Accounts receivable...................................    (1,550,159)        (287,789)          1,918        10,783
      Due from affiliates...................................             0            5,100          (5,100)            0
      Interest receivable...................................       (65,650)               0               0             0
      Prepaid expenses......................................      (300,658)        (181,690)        (13,420)            0
      Other assets..........................................        77,940         (244,293)         (4,230)            0
      Accounts payable......................................       216,633          316,802          71,248           741
      Accrued expenses......................................     1,181,725          228,198               0         2,548
      Customer deposits.....................................       103,420           27,936               0             0
      Deferred revenue......................................        40,919           27,789          11,775             0
                                                              ------------      -----------       ---------      --------
        Total adjustments...................................     5,760,540          716,167         104,103        24,171
                                                              ------------      -----------       ---------      --------
        Net cash used in operating activities...............    (4,495,496)      (3,629,701)        (72,289)      (10,992)
                                                              ------------      -----------       ---------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments.......................    (4,125,084)               0               0             0
  Purchase of Internet domain name..........................             0          (35,000)              0             0
  Purchases of property and equipment.......................    (1,627,462)        (434,351)        (73,722)      (14,830)
  Long-term investments.....................................      (401,726)               0               0             0
  Acquisition...............................................      (250,000)               0               0             0
                                                              ------------      -----------       ---------      --------
        Net cash used in investing activities...............    (6,404,272)        (469,351)        (73,722)      (14,830)
                                                              ------------      -----------       ---------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Equity contribution.......................................             0                0       1,100,000        30,000
  Proceeds from issuance of convertible Class A preferred
    stock...................................................       406,750                0               0             0
  Proceeds from issuance of common stock....................    27,176,789                0               0             0
  Short-term borrowings.....................................             0        3,500,000               0             0
  Dividends paid (Note 4)...................................             0                0        (100,000)      (21,941)
                                                              ------------      -----------       ---------      --------
        Net cash provided by financing activities...........    27,583,539        3,500,000       1,000,000         8,059
                                                              ------------      -----------       ---------      --------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS.................................................  $ 16,683,771      $  (599,052)      $ 853,989      $(17,763)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD..............       254,937          853,989               0        25,973
                                                              ------------      -----------       ---------      --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $ 16,938,708      $   254,937       $ 853,989      $  8,210
                                                              ============      ===========       =========      ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid.............................................  $     73,700      $    18,165               0      $      0
                                                              ============      ===========       =========      ========
  Initial noncash equity contributions (Note 1).............  $          0      $         0       $ 900,000      $      0
                                                              ============      ===========       =========      ========
  Conversion of short-term borrowings to equity.............  $  3,500,000      $         0       $       0      $      0
                                                              ============      ===========       =========      ========
  Stock issued in connection with acquisition...............  $    356,250      $         0       $       0      $      0
                                                              ============      ===========       =========      ========

 The accompanying notes are an integral part of these consolidated statements.

                     HEADHUNTER.NET, INC. AND SUBSIDIARIES
                              (SUCCESSOR COMPANY)
                                 AND HNET, INC.
                             (PREDECESSOR COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            DECEMBER 31, 1999, 1998, AND 1997, AND OCTOBER 31, 1997

1. ORGANIZATION AND NATURE OF BUSINESS

ORGANIZATION

     On October 10, 1995, HNET, Inc. ("HNI" or the "Predecessor Company"), a Georgia S corporation, was established as a Web site development consulting firm. In October 1996, the HeadHunter.NET Web site was launched.

     On October 31, 1997, HeadHunters, L.L.C. ("LLC") was organized. Effective November 1, 1997, in a transaction accounted for as a purchase, ITC Holding Company, Inc. ("ITC") contributed $1,100,000 in cash in exchange for a 55% equity interest in LLC. HNI contributed all of its assets and liabilities (including the right to use the name "HeadHunter.NET") in exchange for the remaining 45% equity interest. The total fair market value of HNI's equity contribution to LLC was $900,000, including $21,000 in furniture and fixtures, $979,000 in goodwill, and $100,000 in dividends payable.

     On July 13, 1998, HeadHunter.NET, Inc. (the "Company" or the "Successor Company") was incorporated under the laws of the state of Georgia.

     On July 15, 1998, HNI's sole shareholder and ITC reorganized LLC and HNI as follows (the "Reorganization"):

        a. ITC contributed its 55% ownership interest in LLC to the Company.

        b. HNI's sole shareholder contributed 100% of HNI to the Company.

     As a result of the Reorganization, LLC and HNI are now wholly owned subsidiaries of the Company. The transaction has been accounted for in a manner similar to a pooling of interests.

NATURE OF BUSINESS

     HeadHunter.NET provides a leading on-line recruiting service via its web site at www.HeadHunter.NET. Employers and recruiters use the web site to advertise job opportunities and review resumes. Job seekers use the web site to identify, research, and evaluate a broad range of job opportunities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRESENTATION

     The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. The financial statements reflect the Reorganization in a manner similar to a pooling of interests and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

     As a result of ITC's acquisition of a majority interest in the Company as discussed in Note 1, the capital structure of and the basis of accounting for the Company differ from those of the Predecessor Company prior to ITC's acquisition and the Reorganization. Financial data of the Company with respect to all reporting periods subsequent to November 1, 1997 (the "Successor Period") reflect ITC's acquisition under the purchase method. Therefore, financial data with respect to HNI prior to the acquisition generally will not be comparable to that of the Company with respect to the items described below.

     As a result of ITC's acquisition of a majority interest in LLC, the statements of operations for the Successor Period include amortization of goodwill. Also, as a result of purchase accounting, the fair values of the property and equipment at the date of their acquisition became their new "cost" basis with respect to the Company. Accordingly, the depreciation of property and equipment for the Successor Period is based on the newly established cost basis of these assets. Other effects of purchase accounting in the Successor Period are not significant.

ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Revenues consist of job posting revenues, upgrading revenues, and resume reserve revenues and advertising revenues. Job posting revenues, upgrading revenues, and resume reserve revenues are recognized over the service period. Advertising revenues are recognized in the month that the advertising impressions are delivered.

DEFERRED REVENUE

     Deferred revenue represents the liability for advance billings to customers. Such amounts are recognized as revenues when the related services are provided.

CASH AND CASH EQUIVALENTS

     The Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets for financial reporting purposes. Major additions and improvements are charged to the property accounts, while maintenance and repairs which do not improve or extend the lives of the respective assets are expensed in the current period. Property and equipment and estimated useful lives for the Company's assets as of December 31, 1999 and 1998 are as follows:

                                                 1999        1998       ESTIMATED LIVES
                                              ----------   --------   -------------------
Telecommunications and computer equipment...  $1,785,614   $376,558   Three Years
Furniture and fixtures......................     370,947    152,539   Three to Five Years
                                              ----------   --------
          Total property and equipment......   2,156,561    529,097
Accumulated depreciation....................    (406,850)   (81,772)
                                              ----------   --------
          Total property and equipment,
            net.............................  $1,749,711   $447,325
                                              ==========   ========

     Leasehold improvements are amortized using the straight-line method over the shorter of the service lives of the improvements or the remaining term of the lease. Depreciation expense was $325,076, $77,994, and $9,279 for the years ended December 31, 1999 and 1998 and the two months ended December 31, 1997, respectively.

INTANGIBLE ASSETS

     Intangible assets consist of the following amounts for December 31, 1999 and 1998:

                                                                 1999         1998
                                                              ----------   ----------
Goodwill....................................................  $1,288,896   $  978,976
Acquired intangibles........................................     307,700            0
Domain name.................................................      35,000       35,000
                                                              ----------   ----------
                                                               1,631,596    1,013,976
Accumulated amortization....................................    (434,525)    (231,345)
                                                              ----------   ----------
                                                              $1,197,071   $  782,631
                                                              ==========   ==========

     The Company has classified as goodwill the cost in excess of fair value of the net liabilities acquired in a transaction accounted for as a purchase (Note
1). Goodwill includes all rights to the HeadHunter.NET Web site and is being amortized on a straight-line basis over a period of five years.

     In December 1999, the Company recorded $309,920 and $300,000 to goodwill and intangible assets, respectively, for the purchase of the All In One Submit business. The Company is amortizing these assets on a straight-line basis over a period of five years. In July 1998, the Company acquired the rights to the Internet domain name, www.Headhunter.com, for $35,000. The Company is amortizing the intangible asset on a straight-line basis over a period of five years.

LONG-LIVED ASSETS

     The Company periodically reviews the values assigned to long-lived assets, such as property and equipment and other long-term assets, to determine whether any impairments are other than temporary. Management believes that the long-lived assets in the accompanying consolidated balance sheets are appropriately valued.

OTHER ASSETS

     Other assets consist of the following at December 31, 1999 and 1998:

                                                                1999       1998
                                                              --------   --------
Deposits....................................................  $159,213   $248,523
Long-term investments.......................................   401,726          0
                                                              --------   --------
                                                              $560,939   $248,523
                                                              ========   ========

INCOME TAXES

     The sole shareholder of HNI elected for the Predecessor Company to be taxed under the S corporation status of the Internal Revenue Code (the "Code"). The Code and certain applicable state statutes provide that the income and expenses of an S corporation are not taxable separately to the corporation but rather accrue directly to the shareholders. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements of the Predecessor Company.

     Prior to the Reorganization (Note 1), LLC, as a limited liability company, was treated as a partnership for tax purposes. Therefore, the income tax benefits generated by LLC were recorded by its members.

     Following the Reorganization (Note 1), the Successor Company utilizes the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At the date of the Reorganization (Note 1), there were no material effects on the Company's financial statements related to tax consequences of the Reorganization.

ADVERTISING COSTS

     The Company expenses the costs of advertising as incurred. Advertising expenses included in marketing and selling expenses were $4,291,017 and $1,627,011 for the years ended December 31, 1999 and 1998, respectively, $28,240 for the two months ended December 31, 1997, and $2,632 for the ten months ended October 31, 1997. Prepaid advertising costs of approximately $276,000 and $405,000 were recorded as assets in the accompanying consolidated balance sheets as of December 31, 1999 and 1998, respectively.

SOURCES OF SUPPLIES

     The Company relies on local telephone companies and other companies to provide data communications capacity. Although management feels that alternative telecommunications facilities could be found in a timely manner, disruption of these services for more than a brief period would have an adverse effect on operating results.

     Although the Company attempts to maintain multiple vendors for each required product, its property and equipment, which are important components of its operations, are each currently acquired from only a few sources. In addition, some of the Company's suppliers have limited resources and production capacity. If the suppliers are unable to meet the Company's needs as the Company expands its network infrastructure and sells services, then delays and increased costs in the expansion of the Company's network infrastructure or losses of potential customers could result, which would adversely affect operating results.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. The Company's cash investment polices limit investments to short-term, low-risk instruments. Concentrations of credit risk with respect to trade receivables are limited due to advance billings to customers for services and the ability to terminate service on delinquent accounts. In addition, the number of customers comprising the customer base mitigates the concentration of credit risk. The carrying amount of the Company's receivables approximates their fair value.

SEGMENTAL DISCLOSURES

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Segmental Disclosures," effective December 31, 1998. The statement had no effect, as the Company has only one operating business segment.

STOCK-BASED COMPENSATION PLANS

     The Company accounts for its stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Effective in 1997, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires that companies that do not choose to account for stock-based compensation as prescribed by this statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS No. 123.

NET LOSS PER SHARE

     The Company follows SFAS No. 128, "Earnings Per Share." That statement requires the disclosure of basic net income (loss) per share and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period and does not include any other potentially dilutive securities. Diluted net income (loss) per share gives effect to all potentially dilutive securities. The Company has presented basic and diluted loss per share in accordance with SFAS No. 128. As the Company had a net loss in all periods presented, basic and diluted loss per share is the same. Net loss per share is not shown for the Predecessor Company, as it is not comparable.

     In January 1999, a one-time noncash distribution was recorded in conjunction with the conversion of the loan and security agreement to equity (Note 3). The following table represents a reconciliation of the net loss per the statements of operations to the net loss attributable to common shareholders:

Net loss...................................................  $(10,256,036)
Distribution to a preferred shareholder....................   (21,699,996)
                                                             ------------
Net loss available to common shareholders..................  $(31,956,032)
                                                             ============
Weighted average shares outstanding........................     5,412,135
                                                             ============
          Net loss per share...............................  $      (5.90)
                                                             ============

COMPREHENSIVE LOSS

     In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income represents the change in equity of a business during a period, except for investments by owners and distributions to owners. The Company does not have any other components of comprehensive loss. For the years ended December 31, 1999 and 1998 and the two months ended December 31, 1997, total comprehensive loss is equal to the net loss.

3. CREDIT AGREEMENT

     On October 31, 1997, the Company entered into a revolving credit agreement (the "Credit Agreement") with ITC, which allowed the Company to draw up to $1,000,000 at an interest rate approximating ITC's cost of debt capital.

     On July 16, 1998, the Company, ITC, and ITC Service Company, an affiliate of ITC, amended and restated the Credit Agreement, pursuant to which ITC made available to the Company an additional revolving line of credit of up to $2.5 million. Principal amounts outstanding under the credit facility incurred interest at an annual rate equal to ITC Service Company's cost of debt capital as reasonably determined from time to time by ITC Service Company (6.8%) on the first $1 million and at a fixed rate of 14% per annum on the remaining $1.5 million. In connection with the amendments to the Credit Agreement, the Company issued to ITC Service Company a warrant to purchase $375,000 of common stock at a price of $1.50 per share, which was amended and restated to $625,000 of common stock at a price of $1.50 per share in October 1998. This warrant vested upon issuance and is exercisable for a term of ten years. In connection with the warrant issued to ITC Service Company, the estimated $342,000 fair value of the warrant was calculated under the Black-Scholes option pricing model at the date of grant and was included in stock warrants and interest expense. The assumptions used in the Black-Scholes calculation were as follows: risk-free interest rate, 5.52%; expected dividend yield, 0%; expected lives, three years; and expected volatility, 79%. Short-term borrowings under the Credit Agreement were $3,500,000 for the year ended December 31, 1998.

     On January 28, 1999, the Company and ITC Service Company entered into a revolving loan and security agreement (the "Loan and Security Agreement"), pursuant to which ITC Service Company made available to the Company a revolving line of credit of up to $3 million which is payable in full the earlier of (i) December 31, 1999, (ii) the closing of an initial public offering of the Company's common stock at a minimum aggregate offering price of $20 million, or
(iii) any sale, transfer, or exchange of the Company's common stock, not requiring registration under the Securities and Exchange Commission, in excess of $20 million. Principal amounts outstanding under the credit facility bear interest at a fixed rate of 11% per annum. Upon completion of the initial public offering, the Company repaid the outstanding balance and canceled the Loan and Security Agreement.

     In conjunction with the Loan and Security Agreement, the principal balance of $3.5 million outstanding under the Credit Agreement was converted into 2,333,333 shares of the Company's Convertible Class A preferred stock at a price of $1.50 per share. As this represented an extinguishment of debt among related parties, it was accounted for as a capital transaction. The difference between the estimated fair value $(10.80) and the conversion price was recorded to accumulated deficit as a one-time noncash distribution to -- ITC Service Company, a preferred shareholder, with an offsetting amount recorded to additional paid-in capital.

4. RELATED-PARTY TRANSACTIONS

     On November 1, 1997, the Company paid $100,000 in satisfaction of a dividend payable to the sole shareholder of HNI, which was included in the initial equity contribution under the organization of the LLC.

     Beginning in January 1998, the Company entered into an agreement with ITC*DeltaCom, Inc. ("ITC*DeltaCom") to serve as the Company's Internet service provider and host of the Company's Web site. ITC*DeltaCom is related to ITC through both common ownership and board membership. Internet access and long-distance telephone charges totaled $119,100 and $72,028 for the years ended December 31, 1999 and 1998, respectively.

     Short-term borrowings under a revolving credit agreement with ITC (Note 3) were $0 and $3,500,000 for the years ended December 31, 1999 and 1998, respectively. Accrued interest related to the revolving credit agreement was $0 and $100,100 at December 31, 1999 and 1998, respectively.

     The Company utilizes an entity for insurance coverage that is related to ITC through common ownership. Insurance expense related to this entity for the years ended December 31, 1999 and 1998 was $258,854 and $8,928, respectively.

5. SHAREHOLDERS' EQUITY

     During August 1999, the Company completed the sale of 3,000,000 shares of its common stock to the public at an offering price of $10 a share.

     In January 1999, the Company decreased the authorized number of common stock, par value $.01, from 50,200,000 to 45,500,000 shares and increased the number of Convertible Class A preferred shares to 7,500,000. The Class A preferred stock is entitled to one vote per share owned of record on all matters which shareholders are entitled to vote. Upon the closing of the initial public offering, each share of Class A preferred stock then outstanding was automatically converted into one share of common stock and there were no shares of Class A preferred stock outstanding as of December 31, 1999. The Company has also authorized 5,000,000 shares of Class B serial preferred stock. The Company's board of directors has the authority to issue shares of Class B serial preferred stock in one or more series. There are no shares of Class B serial preferred stock currently outstanding.

     As discussed in Note 1, the purpose of incorporating the Company was to enable ITC and HNI's sole shareholder to complete a reorganization of LLC and HNI. In return for the contribution of its 55% interest in LLC to the Company, ITC received 2,750,000 shares of the Company's Convertible Class A preferred stock. The sole shareholder of HNI received 2,200,000 shares of the Company's common stock, $.01 par value, and 50,000 shares of the Company's Convertible Class A preferred stock in return for the contribution of 100% of HNI.

     During 1999, the Company sold 271,167 and 140,000 shares of Convertible Class A preferred stock and common stock, respectively, to certain executive officers, key employees, and directors at $1.50 and $2 per share, respectively. In accordance with APB No. 25, the Company recognized $3,753,853 in compensation expense in 1999 related to the difference between the purchase price and the estimated fair value of $10.80 with the offset to additional paid-in capital.

6. EMPLOYEE BENEFIT PLANS

1998 LONG-TERM INCENTIVE PLAN

     On July 15, 1998, the Company's board of directors adopted the Company's 1998 Long-Term Incentive Plan (the "Incentive Plan"). At the plan's inception, the Company reserved 500,000 shares of its common stock for issuance in connection with options and awards granted under the Incentive Plan. In April 1999, the

Company increased the common shares reserved for issuance in connection with options and awards granted under the Incentive Plan to 1,000,000 shares.

     The Company may grant options and awards to officers and employees of the Company, a parent or subsidiary, and to nonemployee directors and consultants to the Company. The Incentive Plan authorizes the granting of awards to eligible participants in the form of (i) options to purchase shares of the Company's common stock, which may be incentive stock options or nonqualified stock options, (ii) stock appreciation rights, (iii) performance shares, (iv) restricted stock awards, (v) dividend equivalents, or (vi) other stock-based awards. The Incentive Plan is administered by the Company's board of directors or the board's compensation committee in accordance with its term. The options vest ratably over five years from the date of grant. The options expire ten years from the date of grant.

     A summary of the status of the Company's stock options at December 31, 1999 and 1998 and changes during the year then ended is presented in the following table:

                                                                          WEIGHTED
                                                                           AVERAGE
                                                                          PRICE PER
                                                               SHARES       SHARE
                                                              ---------   ---------
Outstanding at December 31, 1997............................          0     $0.00
  Granted...................................................    550,750      0.87
  Forfeited.................................................    (68,500)    (0.43)
                                                              ---------     -----
Outstanding at December 31, 1998............................    482,250      0.93
                                                              ---------     -----
  Granted...................................................  1,018,750      7.95
  Forfeited.................................................    (91,500)    (1.31)
  Exercised.................................................    (33,333)    (1.50)
                                                              ---------     -----
Outstanding at December 31, 1999............................  1,376,167     $6.02
                                                              =========     =====
Exercisable at December 31, 1999 and 1998...................          0     $   0
                                                              =========     =====

     During 1998 and 1999, the Company granted options with exercise prices below the fair value at the date of grant. The estimated fair value for options granted February 1998 to July 1999 was $10.80. Accordingly, the Company recognized deferred compensation of $3.4 million and $2.5 million for options granted during the year-ended December 31, 1999 and 1998, respectively. The Company amortizes deferred compensation over five years, the vesting period of the options. The Company recognized $1,774,261 and $205,574 of compensation expense for the years ended December 31, 1999 and 1998, respectively, related to option grants.

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                                 WEIGHTED    WEIGHTED AVERAGE                 WEIGHTED AVERAGE
                                                  AVERAGE        EXERCISE                         EXERCISE
RANGE OF                             OPTIONS     REMAINING   PRICE OF OPTIONS     OPTIONS     PRICE OF OPTIONS
EXERCISE PRICES                    OUTSTANDING     LIFE        OUTSTANDING      EXERCISABLE     EXERCISABLE
---------------                    -----------   ---------   ----------------   -----------   ----------------
$1.50 -- $2.00...................    820,167       3.00           $ 1.32             0               $0
$10.80 -- $14.25.................    556,000       3.81            12.35             0                0

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

     The Company accounts for its stock-based compensation plans in accordance with APB No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123 encourages but does not require the use of a fair value-based method of accounting for stock-based compensation plans under which the fair value of stock options is determined on the date of grant and expensed over the vesting period of the stock options. While the Company has elected to continue to apply the provisions of APB No. 25, under which no compensation cost has been recognized by the Company, SFAS No. 123 requires pro forma disclosure of net loss and loss per share as if the fair value-based method under SFAS No. 123 had been adopted. The value of all options for shares of the Company's common stock to employees of the Company has been determined under the market value method using Black-Scholes valuation principles and the following assumptions:

                                                                 1999           1998
                                                             -------------   ----------
Risk-free interest rate....................................  4.53% - 6.24%   5.3%
Expected dividend yield....................................  0%              0%
Expected lives.............................................  Five Years      Five Years
Expected volatility........................................  94%             79%

     The total value of options granted during the years ended December 31, 1999 and 1998 was computed as approximately $7.3 million and $300,000, respectively, which would be amortized on a pro forma basis over the vesting period of the options. No options were granted in 1997. If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's net loss for the year ended December 31, 1999 would have increased as follows:

                                                                 1999          1998
                                                             ------------   -----------
Net loss:
  As reported..............................................  $(10,256,036)  $(4,345,868)
  Pro forma................................................   (11,895,815)   (4,374,078)
Net loss per share:
  As reported:
     Basic and diluted.....................................         (5.90)        (1.98)
  Pro forma:
     Basic and diluted.....................................         (6.20)        (1.50)

7. INCOME TAXES

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and income tax purposes. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of December 31, 1999 and 1998 are as follows:

                                                                 1999          1998
                                                              -----------   ----------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 2,672,993   $1,029,386
  Accumulated amortization..................................      127,928       61,692
  Allowance for doubtful accounts...........................       83,790       14,938
  Deferred compensation.....................................      791,934            0
  Deferred revenues.........................................       32,193       15,826
  Other.....................................................       35,391       20,912
                                                              -----------   ----------
          Total deferred tax assets.........................    3,744,229    1,142,754
Deferred tax liabilities:
  Accelerated depreciation..................................       27,628       16,354
                                                              -----------   ----------
Net deferred tax asset......................................    3,716,601    1,126,400
  Valuation allowance.......................................   (3,716,601)  (1,126,400)
                                                              -----------   ----------
Net deferred taxes..........................................  $         0   $        0
                                                              ===========   ==========

     The Company's net operating loss carryforward will expire in the years 2018 through 2019 unless utilized. Due to the fact that the Company is unable to conclude that it is more likely than not that its deferred tax assets will be recognized, the Company has provided a 100% valuation allowance against its net deferred tax assets. In addition, the Company's ability to recognize the benefit from the net operating loss carryforwards may be limited under the Code, as the ownership of the Company has changed more than 50%, as defined.

     A reconciliation of the income tax provision computed at statutory tax rates to the income tax provision for the years ended December 31, 1999 and 1998 is as follows:

                                                              1999      1998
                                                              ----      ----
Income tax benefit at statutory rate........................  (34)%     (34)%
State and local income taxes................................   (6)       (6)
Increase in valuation allowance.............................   40        40
                                                              ---       ---
          Total income tax provision........................    0%        0%
                                                              ===       ===

     Prior to the Reorganization (Note 1), LLC, as a limited liability company, was treated as a partnership for tax purposes. Therefore, through June 1998, the income tax benefits generated by LLC were recorded by its members. Following the Reorganization (Note 1), the Company recognized the income tax benefits generated by its subsidiary in the accompanying statements of operations.

8. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     Lease expense relates to the lease of office space for the administrative office and sales offices. At December 31, 1999, future minimum lease payments under these noncancellable operating leases are as follows:

2000........................................................  $  554,602
2001........................................................     559,764
2002........................................................     500,732
2003........................................................     417,332
2004........................................................     386,265
                                                              ----------
                                                              $2,418,695
                                                              ==========

     Rental expense under the operating lease amounted to $198,898 and $40,050 for the years ended December 31, 1999 and 1998, respectively.

PURCHASE COMMITMENTS

     The Company has entered into various agreements with Internet companies to purchase a minimum of approximately $3.2 million in banner advertisements in 2000. Purchase commitments under the agreements are being expensed as the advertisements are incurred.

LEGAL PROCEEDINGS

     The Company is not currently a party to any legal proceedings. The Company, from time to time, may be subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks and other intellectual property of third parties by the Company. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

9. ACQUISITIONS

ALL IN ONE SUBMIT, ACQUISITION

     In December 1999, the Company purchased all of the assets of All In One Submit, a division of Chicago Computer Guide, Inc. Chicago Computer Guide may receive up to 100,000 shares of HeadHunter.NET common stock based on an earn-out provision and cash consideration of approximately $300,000. Excess purchase price over fair value of net assets acquired of approximately $300,000 as of December 31, 1999 has been recorded as goodwill and will be amortized on a straight-line basis over five years. This transaction has been accounted for as a purchase.

     The following unaudited pro forma results of operations for the year ended December 31, 1999 assume the acquisition, accounted for as purchase, occurred as of January 1, 1999:

Revenues....................................................  $  9,398,682
                                                              ============
Net loss....................................................  $(10,190,525)
                                                              ============
Basic and diluted net loss per share........................  $      (1.87)
                                                              ============

10. SUBSEQUENT EVENTS (UNAUDITED)

     On April 15, 2000, the Company entered into an Agreement and Plan of Merger with Career Mosaic Inc. ("CareerMosaic"), an indirect subsidiary of the marketing communications firm, Omnicom Group Inc. The Company will issue 7.5 million shares in connection with the merger of CareerMosaic into a wholly owned subsidiary of the Company. The merger is subject to certain closing conditions, including regulatory approvals, approval by the Company's shareholders and attainment of certain revenue goals for the quarter ended June 30, 2000.

     On April 15, 2000, the Company and American Stock Transfer & Trust Company entered into a shareholder protection rights agreement and the Company's board of directors declared a dividend of one preferred stock purchase right for each outstanding share of the Company's common stock. The dividend was payable on April 27, 2000 to the Company's shareholders of record on that date. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of the Company junior participating preferred stock at a price of $200 per one one-thousandth of a share, subject to adjustment. American Stock Transfer & Trust Company serves as the Company's right agent.

     In connection with the CareerMosaic merger, the following agreements will be entered into upon completion of the merger:

     Credit Agreement between the Company and Omnicom Finance, Inc. wherein Omnicom Finance will provide a revolving line of credit of up to $10,000,000 to the Company. The revolving line of credit will terminate and the outstanding principal and unpaid interest will become payable upon the earlier of (1) the first anniversary of the effective time of the merger or (2) any public offering by the Company which results in gross cash proceeds of at least $30,000,000.

     Administrative Services Agreement between the Company and Bernard Hodes Group Inc. ("BHG") to facilitate the combination of the Company and CareerMosaic, wherein BHG will provide specific transitional and administrative services to the Company for a period of one year after the effective time of the merger. For such services, the Company will pay a monthly or hourly fee based on the services provided and will reimburse BHG for all reasonable out of pocket expenses incurred in connection with the services provided.

     Agency Agreement between the Company and BHG under which BHG may sell the Company's recruiting services at rates prescribed by the Company. BHG will pay to HeadHunter a percentage of all gross billings attributable to HeadHunter services that it sells, which percentage will be adjusted quarterly based on the immediately preceding quarter's annualized gross billings. BHG is not obligated to sell the Company's services. The agreement has an initial term of two years and will automatically renew for an additional two years unless either party gives written notice at least 60 days prior to the end of the term. Either party may terminate this agreement upon 30 days written notice.

                              HEADHUNTER.NET, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                               MARCH 31,     DECEMBER 31,
                                                                  2000           1999
                                                              ------------   ------------
                                                              (UNAUDITED)    (UNAUDITED)
                                         ASSETS
Current Assets:
     Cash and cash equivalents..............................  $ 13,576,977   $ 16,938,708
     Short-term investments.................................     5,503,901      4,125,084
     Accounts receivable:
       Trade, net of allowances for doubtful accounts of
        $324,865 and $209,475 for March 31, 2000 and
        December 31, 1999, respectively.....................     3,667,844      1,846,813
     Prepaid expenses and other.............................     1,069,670        561,418
                                                              ------------   ------------
          Total current assets..............................    23,818,392     23,472,023
PROPERTY AND EQUIPMENT, NET.................................     3,390,193      1,749,711
INTANGIBLE ASSETS, NET......................................     1,164,658      1,197,071
OTHER NONCURRENT ASSETS.....................................       575,581        560,939
                                                              ------------   ------------
          Total assets......................................  $ 28,948,824   $ 26,979,744
                                                              ============   ============
                          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..........................................  $  1,724,984   $    614,058
  Accrued expenses..........................................     3,510,641      1,409,923
  Customer deposits.........................................       203,840        131,356
  Deferred revenue..........................................     3,492,516         80,483
                                                              ------------   ------------
          Total current liabilities.........................     8,931,981      2,235,820
                                                              ------------   ------------
Commitments and Contingencies
Shareholders' Equity:
  Common stock, $.01 par value, 45,500,000 shares authorized and 10,802,833 shares issued and outstanding at
     December 31, 1999, 45,500,000 shares authorized and
     10,912,700 issued and outstanding at March 31, 2000....       109,097        108,028
  Additional Paid-in Capital................................    64,899,582     64,784,569
  Stock Warrants............................................       341,834        341,834
  Accumulated Deficit.......................................   (41,576,517)   (36,478,292)
  Deferred Compensation.....................................    (3,757,153)    (4,012,215)
                                                              ------------   ------------
          Total shareholders' equity........................    20,016,843     24,743,924
                                                              ------------   ------------
          Total liabilities and shareholders' equity........  $ 28,948,824   $ 26,979,744
                                                              ============   ============

        The accompanying notes are an integral part of these statements

                              HEADHUNTER.NET, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                              FOR THE THREE MONTHS ENDED MARCH 31,
                                                              ------------------------------------
                                                                   2000                  1999
                                                              --------------        --------------
                                                               (UNAUDITED)           (UNAUDITED)
REVENUES:
  Service Revenue...........................................   $ 5,678,127           $   666,897
  Advertising Revenue.......................................       701,426               161,130
                                                               -----------           -----------
          Total Revenues....................................     6,379,553               828,027
                                                               -----------           -----------
COST OF REVENUES............................................        86,876                25,433
                                                               -----------           -----------
Gross profit................................................     6,292,677               802,594
OPERATING EXPENSES:
  Marketing and Selling Expenses............................     9,250,433             1,232,350
  General and Administrative Expenses.......................     1,865,842               492,269
  Stock Compensation Expense................................       255,062             2,861,676
  Depreciation and Amortization.............................       297,137                88,895
                                                               -----------           -----------
          Operating loss....................................    (5,375,797)           (3,872,596)
OTHER INCOME (EXPENSE):.....................................       277,572                (9,423)
                                                               -----------           -----------
NET LOSS....................................................   $(5,098,225)          $(3,882,019)
                                                               ===========           ===========
NET LOSS PER SHARE:
  Basic and diluted net loss per share......................   $     (0.47)          $    (11.63)
                                                               ===========           ===========
  Weighted average common shares outstanding................    10,851,196             2,200,000
                                                               ===========           ===========

        The accompanying notes are an integral part of these statements

                              HEADHUNTER.NET, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE THREE MONTHS ENDED MARCH 31,
                                                              ------------------------------------
                                                                   2000                  1999
                                                              --------------        --------------
                                                               (UNAUDITED)           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................   $(5,098,225)          $(3,882,019)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Amortization and depreciation..........................       297,137                88,895
     Compensation Expense...................................       255,062             2,861,676
  Changes in working capital:
     Increase in current assets.............................    (2,343,925)              (43,153)
     Increase (Decrease) in current liabilities.............     6,696,161              (220,681)
                                                               -----------           -----------
          Net cash used in operating activities.............      (193,790)           (1,195,282)
                                                               -----------           -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of short-term investments........................    (1,378,817)                    0
  Purchase of property and equipment........................    (1,855,206)             (100,482)
  Acquisition...............................................       (50,000)                    0
                                                               -----------           -----------
          Net cash used in investing activities.............    (3,284,023)             (100,482)
                                                               -----------           -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Class A preferred stock.........             0               406,750
  Proceeds from issuance of Common Stock to Officers and key
     employees..............................................       116,082                     0
  Proceeds from short-term borrowings.......................             0               800,000
                                                               -----------           -----------
          Net cash provided by financing activities.........       116,082             1,206,750
                                                               -----------           -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................    (3,361,731)              (89,014)
CASH AND CASH EQUIVALENTS, beginning of period..............    16,938,708               254,937
                                                               -----------           -----------
CASH AND CASH EQUIVALENTS, end of period....................   $13,576,977           $   165,923
                                                               ===========           ===========
SUPPLEMENTAL CASH FLOW INFORMATION
  Conversion of short-term borrowings to convertible Class A
     preferred stock........................................   $        --           $ 3,500,000
                                                               ===========           ===========

        The accompanying notes are an integral part of these statements

                              HEADHUNTER.NET, INC.

                    CONDENSED NOTES TO FINANCIAL STATEMENTS
                            MARCH 31, 2000 AND 1999
                                  (UNAUDITED)

     1. The accompanying unaudited interim condensed consolidated financial statements have been prepared by management of HeadHunter.NET, Inc. ("the Company") in accordance with rules and regulations of the Securities and Exchange Commission ("SEC"). Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to Article 10 of Regulation S-X of the SEC. The accompanying unaudited condensed financial statements reflect, in the opinion of management, all adjustments necessary to achieve a fair statement of the Company's financial position and results for the interim periods presented. All such adjustments are of a normal and recurring nature. These condensed financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1999, as amended.

     2. Basic loss per common share ("EPS") was computed by dividing net loss attributable to common shareholders by the weighted average number of shares of common stock outstanding for the period then ended. The effect of the Company's stock options (using the treasury stock method) was excluded in the computation of diluted EPS for the three months ended March 31, 2000 and the year ended March 31, 1999, as it is anti-dilutive.

     In January 1999, a one-time non-cash charge to accumulated deficit of $21.7 million was recorded in conjunction with the conversion of the loan and security agreement from debt to equity. This conversion was accounted for as a distribution to the Class A preferred shareholders and therefore, an increase in net loss attributable to common shareholders. The following table represents a reconciliation of the net loss per the statement of operations to the net loss attributable to common shareholders:

Net Loss....................................................  $ (3,882,019)
Distribution to preferred shareholders......................   (21,699,996)
                                                              ------------
          Net loss available to common shareholders.........  $(25,582,015)
                                                              ============
Weighted average shares outstanding.........................     2,200,000
                                                              ============
          Net loss per share................................  $     (11.63)
                                                              ============

     3. On August 24, 1999, the Company completed its initial public offering of 3,000,000 shares of common stock at an offering price of $10.00 per share. Net proceeds from the offering were approximately $27.0 million after deducting underwriters' discounts and commissions and expenses of the offering. The Company used a portion of the proceeds to pay off all of its long-term debt, a $250,000 payment in December 1999 for the acquisition of All In One Submit and for general corporate purposes including sales and marketing initiatives. On September 7, 1999, the underwriters exercised their over-allotment option to purchase an additional 450,000 shares at $9.30 per share. All of these shares were sold by two selling shareholders and the Company did not receive any proceeds as a result of the sale.

SUBSEQUENT EVENT

     4. On April 15, 2000, the Company entered into an Agreement and Plan of Merger with Career Mosaic Inc. ("CareerMosaic"), an indirect subsidiary of the marketing communications firm, Omnicom Group Inc. The Company will issue 7.5 million shares for CareerMosaic's assets. The merger is subject to certain closing conditions, including regulatory approvals, approval by the Company's shareholders and attainment of certain revenue goals for the quarter ended June 30, 2000.

     In connection with the merger, the following agreements will be entered into upon completion of the merger:

     Credit Agreement between the Company and Omnicom Finance, Inc. wherein Omnicom Finance will provide a revolving line of credit of up to $10,000,000 to the Company. The revolving line of credit will terminate and the outstanding principal and unpaid interest will become payable upon the earlier of (1) the first anniversary of the effective time of the merger or (2) any public offering by the Company which results in gross cash proceeds of at least $30,000,000.

     Administrative Services Agreement between the Company and Bernard Hodes Group Inc. ("BHG") to facilitate the combination of the Company and CareerMosaic, wherein BHG will provide specific transitional and administrative services to the Company for a period of one year after the effective time of the merger. For such services, the Company will pay a monthly or hourly fee based on the services provided and will reimburse BHG for all reasonable out of pocket expenses incurred in connection with the services provided.

     Agency Agreement between the Company and BHG under which BHG may sell the Company's recruiting services at rates prescribed by the Company. BHG will pay to the Company a percentage of all gross billings attributed to the Company services that it sells, which percentage will be adjusted quarterly based on the immediately preceding quarter's annualized gross billings. BHG is not obligated to sell the Company's services. The agreement has an initial term of two years and will automatically renew for an additional two years unless either party gives written notice at least 60 days prior to the end of the term. Either party may terminate this agreement upon 30 days written notice.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder of Career Mosaic Inc.:

     We have audited the accompanying balance sheets of CAREER MOSAIC INC. (a subsidiary of Bernard Hodes Group Inc., a wholly owned subsidiary of Omnicom Group Inc., as of October 28, 1999, an unincorporated division of Bernard Hodes Group Inc. prior to October 28, 1999) as of December 31, 1998 and 1999 and the related statements of operations, stockholder's equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Career Mosaic Inc. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

New York, New York
May 15, 2000

                               CAREER MOSAIC INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999
                         AND MARCH 31, 2000 (UNAUDITED)

                                                                 DECEMBER 31,
                                                            -----------------------    MARCH 31,
                                                               1998         1999         2000
                                                            ----------   ----------   -----------
                                                                                      (UNAUDITED)
                                             ASSETS
CURRENT ASSETS:
  Accounts receivable, net of allowance for doubtful
     accounts of $40,000 as of December 31, 1998 and 1999
     and March 31, 2000, respectively.....................  $1,077,010   $1,422,238   $ 1,385,121
  Prepaid expenses........................................     382,951      463,696       318,011
                                                            ----------   ----------   -----------
          Total current assets............................   1,459,961    1,885,934     1,703,132
OTHER ASSETS..............................................          --      265,573       265,573
PROPERTY AND EQUIPMENT, net of accumulated depreciation of
  $63,359, $232,434 and $315,993 as of December 31, 1998
  and 1999 and March 31, 2000, respectively...............     124,922      667,368       913,320
INTANGIBLES, net of accumulated amortization of $77,667,
  $188,667 and $265,167 as of December 31, 1998 and 1999
  and March 31, 2000, respectively........................     152,333    1,341,333     1,264,833
                                                            ----------   ----------   -----------
          Total assets....................................  $1,737,216   $4,160,208   $ 4,146,858
                                                            ==========   ==========   ===========
                         LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable........................................  $  109,185   $  268,292   $    87,255
  Accrued expenses........................................     179,247      357,181     1,920,510
  Due to parent company...................................          --    2,032,255     6,095,557
  Deferred revenue........................................   1,408,265    1,721,172     1,617,332
                                                            ----------   ----------   -----------
          Total current liabilities.......................   1,696,697    4,378,900     9,720,654
                                                            ----------   ----------   -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY (DEFICIT):
  Parent's net investment in division.....................      40,519           --            --
  Common stock, $1.00 par value; 0, 10,000 and 10,000
     shares authorized at December 31, 1998 and 1999, and
     March 31, 2000, respectively; 0, 100 and 100 shares
     issued and outstanding at December 31, 1998 and 1999
     and March 31, 2000, respectively.....................          --          100           100
  Additional paid-in capital..............................          --      664,346       664,346
  Accumulated deficit.....................................          --     (883,138)   (6,238,242)
                                                            ----------   ----------   -----------
          Total stockholder's equity (deficit)............      40,519     (218,692)   (5,573,796)
                                                            ----------   ----------   -----------
          Total liabilities and stockholder's equity
            (deficit).....................................  $1,737,216   $4,160,208   $ 4,146,858
                                                            ==========   ==========   ===========

      The accompanying notes are an integral part of these balance sheets.

                               CAREER MOSAIC INC.

                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999
         AND THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000 (UNAUDITED)

                                                     DECEMBER 31,                 MARCH 31,
                                               -------------------------   ------------------------
                                                  1998          1999          1999         2000
                                               -----------   -----------   ----------   -----------
                                                                                 (UNAUDITED)
REVENUES.....................................  $ 8,005,300   $13,636,170   $3,037,902   $ 3,630,922
                                               -----------   -----------   ----------   -----------
OPERATING EXPENSES:
  Marketing and selling......................    3,917,307     6,402,685    1,377,451     4,997,251
  General and administrative.................    3,860,667     7,083,566    1,090,917     3,246,177
  Depreciation and amortization..............       91,314       280,075       25,548       160,059
  Allocated parent company expenses..........    1,330,289     2,049,778      472,140       541,449
                                               -----------   -----------   ----------   -----------
          Total operating expenses...........    9,199,577    15,816,104    2,966,056     8,944,936
                                               -----------   -----------   ----------   -----------
OPERATING (LOSS) INCOME......................   (1,194,277)   (2,179,934)      71,846    (5,314,014)
INTEREST EXPENSE-AFFILIATE...................           --       (31,083)          --       (41,090)
                                               -----------   -----------   ----------   -----------
(LOSS) INCOME BEFORE INCOME TAXES............   (1,194,277)   (2,211,017)      71,846    (5,355,104)
INCOME TAX BENEFIT...........................      189,350            --           --            --
                                               -----------   -----------   ----------   -----------
NET (LOSS) INCOME............................  $(1,004,927)  $(2,211,017)  $   71,846   $(5,355,104)
                                               ===========   ===========   ==========   ===========

        The accompanying notes are an integral part of these statements.

                               CAREER MOSAIC INC.

                  STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999
             AND THE THREE MONTHS ENDED MARCH 31, 2000 (UNAUDITED)

                                    PARENT'S                                                       TOTAL
                                       NET         COMMON STOCK     ADDITIONAL                 STOCKHOLDER'S
                                  INVESTMENT IN   ---------------    PAID-IN     ACCUMULATED      EQUITY
                                    DIVISION      SHARES   AMOUNT    CAPITAL       DEFICIT       (DEFICIT)
                                  -------------   ------   ------   ----------   -----------   -------------
BALANCE, December 31, 1997......   $   649,305      --      $ --     $     --    $        --    $   649,305
Net advances to division........       396,141      --        --           --             --        396,141
Net loss........................    (1,004,927)     --        --           --             --     (1,004,927)
                                   -----------     ---      ----     --------    -----------    -----------
BALANCE, December 31, 1998......        40,519      --        --           --             --         40,519
Net advances to division........     1,951,806      --        --           --             --      1,951,806
Incorporation of Career
  Mosaic........................      (664,446)    100       100      664,346             --             --
Net loss........................    (1,327,879)     --        --           --       (883,138)    (2,211,017)
                                   -----------     ---      ----     --------    -----------    -----------
BALANCE, December 31, 1999......            --     100       100      664,346       (883,138)      (218,692)
Net loss (unaudited)............            --      --        --           --     (5,355,104)    (5,355,104)
                                   -----------     ---      ----     --------    -----------    -----------
BALANCE, March 31, 2000
  (unaudited)...................   $        --     100      $100     $664,346    $(6,238,242)   $(5,573,796)
                                   ===========     ===      ====     ========    ===========    ===========

        The accompanying notes are an integral part of these statements.

                               CAREER MOSAIC INC.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999
         AND THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000 (UNAUDITED)

                                                     DECEMBER 31,                 MARCH 31,
                                               -------------------------   -----------------------
                                                  1998          1999         1999         2000
                                               -----------   -----------   ---------   -----------
                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income..........................  $(1,004,927)  $(2,211,017)  $  71,846   $(5,355,104)
                                               -----------   -----------   ---------   -----------
  Adjustments to reconcile net (loss) income
     to net cash (used in) provided by
     operating activities:
     Depreciation and amortization...........       91,314       280,075      25,548       160,059
     Changes in operating assets and
       liabilities:
       Accounts receivable...................     (406,273)     (345,228)   (211,047)       37,117
       Prepaid expenses......................      (17,783)      (80,745)    (11,849)      145,685
       Other assets..........................           --      (265,573)         --            --
       Accounts payable and accrued
          expenses...........................       11,600       337,041     177,342     1,382,292
       Deferred revenue......................      998,137       312,907     149,427      (103,840)
                                               -----------   -----------   ---------   -----------
          Total adjustments..................      676,995       238,477     129,421     1,621,313
                                               -----------   -----------   ---------   -----------
          Net cash (used in) provided by
            operating activities.............     (327,932)   (1,972,540)    201,267    (3,733,791)
                                               -----------   -----------   ---------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.......................      (68,209)     (711,521)    (15,039)     (329,511)
  Purchase of intangibles....................           --    (1,300,000)         --            --
                                               -----------   -----------   ---------   -----------
          Net cash used in investing
            activities.......................      (68,209)   (2,011,521)    (15,039)     (329,511)
                                               -----------   -----------   ---------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net advances to division...................      396,141     1,951,806    (186,228)           --
  Change in due to parent....................           --     2,032,255          --     4,063,302
                                               -----------   -----------   ---------   -----------
          Net cash provided by (used in)
            financing activities.............      396,141     3,984,061    (186,228)    4,063,302
                                               -----------   -----------   ---------   -----------
NET INCREASE IN CASH.........................           --            --          --            --
CASH, BEGINNING OF YEAR......................           --            --          --            --
                                               -----------   -----------   ---------   -----------
CASH, END OF YEAR............................  $        --   $        --   $      --   $        --
                                               ===========   ===========   =========   ===========

        The accompanying notes are an integral part of these statements.

                               CAREER MOSAIC INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

ORGANIZATION

     Career Mosaic Inc. ("CareerMosaic" or the "Company") was incorporated in the state of Delaware on October 28, 1999 and is a wholly owned subsidiary of Bernard Hodes Group Inc. ("BHG" or the "Parent Company"), which is a wholly owned subsidiary of Omnicom Group Inc. ("Omnicom"). Prior to October 28, 1999, the Company operated as an unincorporated division of BHG.

     On April 15, 2000, HeadHunter.NET, Inc. ("HeadHunter") entered into an agreement to acquire the outstanding common stock of the Company.

NATURE OF BUSINESS

     CareerMosaic provides on-line recruiting services via its web site at www.careermosaic.com. Employers and recruiters use the web site to advertise job opportunities and review resumes. Job seekers use the web site to identify, research and evaluate a broad range of job opportunities.

     The Company has incurred annual losses and negative annual cash flows from operations as a result of efforts to build out its network infrastructure, increase internal staffing and develop its systems. The Company expects to continue to focus on increasing its customer base and expanding its operations. Accordingly, the Company expects that its marketing and selling, general and administrative expenses, and capital expenditures will continue to increase significantly, all of which will have a negative impact on near term financial and operating results. There can be no assurance that growth in the Company's revenue or customer base will continue or that the Company will be able to achieve or sustain profitability and/or positive cash flow. The Company has been funded to date by Omnicom and will be funded by HeadHunter subsequent to the acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRESENTATION

     The financial statements of the Company have been derived from the consolidated financial statements of BHG and have been prepared to present the financial position, results of operations, and cash flows of the Company on a stand-alone basis. Accordingly, the accompanying financial statements include certain administrative costs and expenses, which have been allocated to the Company by BHG. These costs have been allocated on a pro rata basis based primarily on employee headcount and revenues, and represent management's best estimates of what such expenses would have been had the Company been operated as a separate entity. In the opinion of management, the accompanying interim financial statements contain all material adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented.

ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Revenues consist of job posting revenues, resume subscription revenues and advertising revenues. Job posting revenues and resume subscription revenues are recognized after substantial completion of services.

                               CAREER MOSAIC INC.

Advertising revenues are recognized in the month that the advertising impressions are delivered. In 1998 and 1999, revenues from the Parent Company accounted for approximately 53% and 42% of revenues, respectively (Note 6).

     Agency commissions represent discounts given to agencies who work on behalf of the Company to secure job postings. The Company records the discount as a deduction from revenues in the accompanying financial statements.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets for financial reporting purposes. Major additions and improvements are charged to the property accounts while maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the current period. Estimated useful lives for the Company's assets are as follows:

Telecommunications and computer equipment...................  Three years
Furniture and fixtures......................................  Ten years

     Gains or losses on disposal of property and equipment are recognized in operations in the year of disposition.

INTERNAL USE SOFTWARE

     Effective for fiscal year 1999, the Company adopted the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The statement requires capitalization of certain costs incurred in the development of internal use software, including external direct material and service costs. Prior to adoption of SOP 98-1, the Company expensed these costs as incurred. Capitalized costs are amortized over a period of three years. The adoption of SOP 98-1 did not have a material effect on the financial statements.

WEB SITE DEVELOPMENT COSTS

     The Company accounts for web site development costs based on the nature of such costs. The Company's primary web site development costs relate to site content. Costs for internally developed content are expensed as incurred. Purchased content is expensed over the period the Company receives the content.

INTANGIBLE ASSETS

     Intangible assets and the related useful lives and accumulated amortization at December 31, 1998 and 1999 are as follows:

                                                                1998        1999
                                                              --------   ----------
Domain names................................................  $200,000   $1,500,000
Other intangibles...........................................    30,000       30,000
                                                              --------   ----------
                                                               230,000    1,530,000
Less accumulated amortization...............................   (77,667)    (188,667)
                                                              --------   ----------
Intangible assets, net......................................  $152,333   $1,341,333
                                                              ========   ==========

     In May 1997, the Company acquired the rights to various Internet domain names and trademarks for $200,000. The Company is amortizing the intangibles on a straight-line basis over a period of five years.

                               CAREER MOSAIC INC.

     In September 1999, the Company acquired the rights to the Internet domain name, www.careers.com, for $1,300,000. The Company is amortizing the intangible asset on a straight-line basis over a period of five years.

LONG-LIVED ASSETS

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of," the Company reviews its recorded long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments, including accounts receivables, accounts payable and Due to parent, approximate fair value due to their short-term nature.

DEFERRED REVENUE

     Deferred revenue represents a liability for advance billings to customers. Such amounts are recognized as revenues when the related services are provided.

INCOME TAXES

     The Company is not a separate taxable entity and the consolidated income tax returns of Omnicom include the Company. For purposes of these financial statements, income taxes allocated to the Company have been computed and recorded on a separate return basis based on the statutory rates in effect (Note
7).

     Income taxes are accounted for under SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ADVERTISING COSTS

     The Company expenses the costs of advertising as incurred. Advertising expenses included in marketing and selling expenses in the accompanying statements of operations were $3,577,307 and $5,615,917 for the years ended December 31, 1998 and 1999, respectively.

SOURCES OF SUPPLIES

     The Company relies on third-party networks, local and long-distance telephone companies, and other companies to provide data and telecommunications capacity. Although management feels alternative telecommunications facilities could be found in a timely manner, disruption of these services for more than a brief period could have an adverse effect on operating results.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade receivables. Concentrations of credit risk with respect to trade receivables are limited due to advance billings to customers for services and the ability to terminate service on delinquent accounts. In addition, the number of customers comprising the customer base mitigates the concentration of credit risk.

                               CAREER MOSAIC INC.

RECENT ACCOUNTING PRONOUNCEMENTS

     SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. Management believes this statement will not have a material impact on the Company's financial statements.

     In 1998, the Company was subject to the provisions of SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Neither statement had any impact on the Company's financial statements as the Company does not have any "comprehensive income" type earnings (losses) and the Company has only one operating business segment. The Company will continue to review these statements over time, in particular SFAS No. 131, to determine if any additional disclosures are necessary based on evolving circumstances.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1998 and 1999, respectively:

                                                                1998       1999
                                                              --------   ---------
Telecommunications and computer equipment...................  $152,967   $ 864,488
Furniture and fixtures......................................    35,314      35,314
                                                              --------   ---------
                                                               188,281     899,802
Less accumulated depreciation and amortization..............   (63,359)   (232,434)
                                                              --------   ---------
Property and equipment, net.................................  $124,922   $ 667,368
                                                              ========   =========

Depreciation expense was $45,314 and $169,075 for the years ended December 31, 1998 and 1999, respectively.

4. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

     The Company has operating lease agreements, which relate to the lease of office space. Rental expense attributable to these operating leases was $253,329 and $294,251 for the years ended December 31, 1998 and 1999, respectively.

     At December 31, 1999, the Company's minimum rental commitments under noncancelable operating leases with initial or remaining terms of more than one year were as follows:

2000........................................................  $278,292
2001........................................................   212,466
2002........................................................    55,716
2003........................................................    41,787
2004 and thereafter.........................................        --
                                                              --------
          Total minimum lease payments......................  $588,261
                                                              ========

PURCHASE COMMITMENTS

     The Company has entered into an agreement with an Internet company to purchase a minimum of approximately $3.6 million in banner advertisements in 2000. Purchase commitments under the agreement are being expensed as the advertisements are incurred.

                               CAREER MOSAIC INC.

LEGAL PROCEEDINGS

     The Company is not currently a party to any legal proceedings. The Company, from time to time, may be subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks and other intellectual property of third parties by the Company.

5. EMPLOYEE SAVINGS PLAN

     The Company participates in an employee savings plan (the "Savings Plan") of the Parent Company. The Savings Plan qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a portion of their pretax earnings up to the Internal Revenue Service annual contribution limit. The Company has not made any material contributions to the Savings Plan for the years ended December 31, 1998 and 1999.

6. RELATED-PARTY TRANSACTIONS

     Services provided to the Company by the Parent Company include support in major functional areas, such as accounting, human resources, legal, risk management, payroll, sales and marketing and taxes. Such expenses, included in the accompanying statements of operations, have been allocated to the Company based on the relative level of time incurred for the respective service. Rent expense has been allocated based on the Company's proportionate amount of space occupied. Senior management salaries have been allocated to the Company based on the percentage of time devoted by said management personnel to the Company. Management believes the basis for these allocations is reasonable.

     In 1998 and 1999, the Company utilized its Parent Company as one of its agents. In addition to the 20% commission discount granted to its non-affiliated agents (Note 2), the Company provided an additional discount of 30% to the Parent Company. The additional discount is also recorded as a deduction from revenue in the accompanying statements of operations. Revenues, net of the agency discount, from the Parent Company were approximately $4.2 million and $5.6 million for the years ended December 31, 1998 and 1999, respectively.

     The Due to Parent Company account in the accompanying balance sheets represents funds advanced to CareerMosaic by the Parent Company. Interest charged to the Company varies on a monthly basis. Interest expense of $31,083 and $41,090 is included in the accompanying statements of operations for the period from incorporation to December 31, 1999 and the three months ended March 31, 2000, respectively. The amounts are based on an average interest rate of 5.37% and 5.79% for the period from incorporation to December 31, 1999 and the three months ended March 31, 2000, respectively.

7. INCOME TAXES

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and income tax purposes. As discussed in Note 2, the Company is included in the consolidated return of Omnicom. No tax-sharing arrangement exists between Omnicom and the Company.

     The benefit for income taxes is attributable to the following:

                                                                1998         1999
                                                              ---------   -----------
Current.....................................................  $(189,349)  $        --
Deferred....................................................   (354,059)   (1,011,666)
Increase in valuation allowance.............................    354,059     1,011,666
                                                              ---------   -----------
  Income tax benefit........................................  $(189,349)  $        --
                                                              =========   ===========

                               CAREER MOSAIC INC.

     The income tax benefit reflected for 1998 represents a carryback of the loss generated in 1998 to offset income recognized by the company in 1997. No receivable for this benefit has been reflected since no tax sharing agreement exists between the company and Omnicom.

     Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of December 31, 1998 and 1999 are as follows:

                                                                1998         1999
                                                              ---------   -----------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 342,913   $ 1,319,983
  Allowance for doubtful accounts...........................     18,396        18,396
  Accumulated amortization..................................     22,280        62,036
                                                              ---------   -----------
          Total deferred tax assets.........................    383,589     1,400,415
                                                              ---------   -----------
Deferred tax liabilities:
  Accelerated depreciation..................................      4,342         9,502
                                                              ---------   -----------
Net deferred asset..........................................    379,247     1,390,913
Valuation allowance.........................................   (379,247)   (1,390,913)
                                                              ---------   -----------
          Net deferred taxes................................  $      --   $        --
                                                              =========   ===========

     The Company's federal, state and local net operating loss carryforwards ("NOLs") of $2,870,152 as of December 31, 1999 would expire beginning in the year 2018 for federal NOLs and 2013 for state and local NOLs. Since the Company's losses have been included in the consolidated income tax returns of Omnicom, no loss carryforwards are available to the Company. As a result the Company has provided a 100% valuation allowance against the NOL portion of the deferred tax asset. As the Company is unable to conclude that it is more likely than not that the remaining deferred tax assets will be recognized, the Company also has provided a 100% valuation allowance against these deferred tax assets.

     A reconciliation of the income tax benefit computed at statutory tax rates to the income tax benefit recorded for the years ended December 31, 1998 and 1999 is as follows:

                                                              1998     1999
                                                              -----    -----
Income tax benefit at statutory rate........................  (34.0)%  (34.0)%
State and local income taxes, net of federal benefit........  (12.0)   (12.0)
Other.......................................................    0.5      0.4
Change in valuation allowance...............................   29.6     45.6
                                                              -----    -----
  Income tax provision......................................  (15.9)%    0.0%
                                                              =====    =====

9. SUBSEQUENT EVENTS

     On April 15, 2000 HeadHunter and the Company were parties to an Agreement and Plan of Merger pursuant to which the Company shall merge with and into a wholly owned subsidiary of HeadHunter. In the merger, each share of common stock of the Company will be converted into 750 shares of HeadHunter's common stock. An aggregate of 7.5 million shares of HeadHunter common stock will be issued to the stockholders of the Company in the merger. This transaction is subject to certain closing conditions, including regulatory approvals, approval by HeadHunter's shareholders and attainment of certain revenue goals for the quarter ended June 30, 2000.

                               CAREER MOSAIC INC.

     Additional agreements will be entered into in connection with the merger, and a summary of the key terms follows:

     Credit Agreement between HeadHunter and Omnicom Finance, Inc. wherein Omnicom Finance, Inc. will provide a revolving line of credit of up to $10,000,000 to HeadHunter. The revolving line of credit will terminate and the outstanding principal and unpaid interest will become payable upon the earlier of (1) the first anniversary of the effective time of the merger or (2) any public offering by HeadHunter which results in gross cash proceeds to HeadHunter of at least $30,000,000.

     Administrative Services Agreement between HeadHunter and the Parent Company to facilitate the combination of HeadHunter and the Company. The Parent Company will provide specific transitional and administrative services to HeadHunter for a period of one year after the effective time of the merger. For such services, HeadHunter will pay a monthly or hourly fee based on the services provided and will reimburse the Parent Company for all reasonable out of pocket expenses incurred in connection with the services provided.

     Agency Agreement between HeadHunter and the Parent Company under which the Parent Company may sell HeadHunter's recruiting services at rates prescribed by HeadHunter. The Parent Company will pay to HeadHunter a percentage of all gross billings attributable to HeadHunter services that it sells, which percentage will be adjusted quarterly based on the immediately preceding quarter's annualized gross billings. The Parent Company is not obligated to sell HeadHunter services. The agreement has an initial term of two years and will automatically renew for an additional two years unless either party gives written notice at least 60 days prior to the end of the term. Either party may terminate this agreement upon 30 days written notice.

     Immediately prior to the merger, Bernard Hodes Group will issue an additional 9,900 shares of CareerMosaic stock.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                              OMNICOM GROUP INC.,

                           BERNARD HODES GROUP INC.,

                              CAREER MOSAIC INC.,

                             HEADHUNTER.NET, INC.,

                         RESUME ACQUISITION CORPORATION

                                      AND

                           ITC HOLDING COMPANY, INC.

                           DATED AS OF APRIL 15, 2000

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
PREAMBLE...............................................................   A-6
ARTICLE 1 -- TRANSACTIONS AND TERMS OF MERGER..........................   A-6
  1.1      Merger......................................................   A-6
  1.2      Time and Place of Closing...................................   A-6
  1.3      Effective Time..............................................   A-6
ARTICLE 2 -- TERMS OF MERGER...........................................   A-7
  2.1      Charter.....................................................   A-7
  2.2      Bylaws......................................................   A-7
  2.3      Directors and Officers......................................   A-7
ARTICLE 3 -- MANNER OF CONVERTING SHARES...............................   A-7
  3.1      Conversion of Shares........................................   A-7
  3.2      Anti-Dilution Provisions....................................   A-7
  3.3      Fractional Shares...........................................   A-7
ARTICLE 4 -- EXCHANGE OF SHARES........................................   A-8
  4.1      Exchange Procedures.........................................   A-8
  4.2      Rights of Former Career Mosaic Shareholders.................   A-8
ARTICLE 5 -- OTHER AGREEMENTS..........................................   A-8
  5.1      Directors of HeadHunter.NET.................................   A-8
  5.2      Shareholder Protection Rights Agreement.....................   A-9
  5.3      Shareholders' Agreement.....................................   A-9
  5.4      Administrative Services Agreement...........................   A-9
  5.5      Registration Rights Agreement...............................   A-9
  5.6      Credit Agreement............................................   A-9
  5.7      Agency Agreement............................................   A-9
  5.8      Access to Information; Audit Cooperation....................   A-9
  5.9      Non-Competition Agreement...................................   A-9
  5.10     Indemnity Agreements........................................   A-9
  5.11     BHA and ITC Indemnity Agreement.............................   A-9
  5.12     Support Agreement...........................................   A-9
  5.13     Amended and Restated Bylaws.................................   A-9
ARTICLE 6 -- REPRESENTATIONS AND WARRANTIES OF HEADHUNTER.NET AND
  MERGER SUB...........................................................  A-10
  6.1      Organization, Standing, and Power...........................  A-10
  6.2      Authority; No Breach By Agreement...........................  A-10
  6.3      Capital Stock...............................................  A-11
  6.4      HeadHunter.NET Subsidiaries.................................  A-11
  6.5      SEC Filings; Financial Statements...........................  A-11
  6.6      Absence of Undisclosed Liabilities..........................  A-12
  6.7      Absence of Certain Changes or Events........................  A-12
  6.8      Tax Matters.................................................  A-12
  6.9      Assets......................................................  A-13
  6.10     Intellectual Property.......................................  A-13
  6.11     Environmental Matters.......................................  A-14
  6.12     Compliance with Laws........................................  A-14
  6.13     Labor Relations.............................................  A-15
  6.14     Employee Benefit Plans......................................  A-15
  6.15     Material Contracts..........................................  A-16

                                                                         PAGE
                                                                         ----
  6.16     Legal Proceedings...........................................  A-17
  6.17     Reports.....................................................  A-17
  6.18     Statements True and Correct.................................  A-17
  6.19     Regulatory Matters..........................................  A-17
  6.20     Privacy; Web Site...........................................  A-17
  6.21     Opinion of Financial Advisor................................  A-17
  6.22     Brokers, Etc................................................  A-18
  6.23     Voting Requirements.........................................  A-18
ARTICLE 7 -- REPRESENTATIONS AND WARRANTIES OF OMNICOM, BHA AND CAREER
  MOSAIC...............................................................  A-18
  7.1      Organization, Standing, and Power...........................  A-18
  7.2      Authority; No Breach By Agreement...........................  A-18
  7.3      Capital Stock...............................................  A-19
  7.4      Subsidiaries................................................  A-19
  7.5      Financial Statements........................................  A-19
  7.6      Absence of Undisclosed Liabilities..........................  A-19
  7.7      Absence of Certain Changes or Events........................  A-19
  7.8      Tax Matters.................................................  A-20
  7.9      Assets......................................................  A-20
  7.10     Intellectual Property.......................................  A-21
  7.11     Environmental Matters.......................................  A-21
  7.12     Compliance with Laws........................................  A-22
  7.13     Labor Relations.............................................  A-23
  7.14     Employee Benefit Plans......................................  A-23
  7.15     Material Contracts..........................................  A-24
  7.16     Legal Proceedings...........................................  A-25
  7.17     Reports.....................................................  A-25
  7.18     Statements True and Correct.................................  A-25
  7.19     Regulatory Matters..........................................  A-25
  7.20     Ownership of HeadHunter.NET Common Stock....................  A-25
  7.21     Privacy; Web Site...........................................  A-26
  7.22     Brokers, Etc. ..............................................  A-26
ARTICLE 8 -- CONDUCT OF BUSINESS PENDING CONSUMMATION..................  A-26
  8.1      Covenants of HeadHunter.NET.................................  A-26
  8.2      Negative Covenants of HeadHunter.NET........................  A-26
  8.3      Omnicom, BHA and Career Mosaic Covenants....................  A-27
  8.4      Adverse Changes in Condition................................  A-29
  8.5      Reports.....................................................  A-29
  8.6      No Solicitation by HeadHunter.NET...........................  A-29
ARTICLE 9 -- ADDITIONAL AGREEMENTS
  9.1      Registration Statement; Proxy Statement; Shareholder
           Approval....................................................  A-30
  9.2      Listing.....................................................  A-31
  9.3      Applications; Antitrust Notification........................  A-31
  9.4      Filings with State Offices..................................  A-31
  9.5      Agreement as to Efforts to Consummate.......................  A-31
  9.6      Investigation and Confidentiality...........................  A-31
  9.7      Press Releases..............................................  A-31
  9.8      Tax Treatment...............................................  A-32
  9.9      Indemnification, Exculpation and Insurance..................  A-32
  9.10     Fees and Expenses...........................................  A-32
  9.11     Certain Employee Matters....................................  A-32

                                                                         PAGE
                                                                         ----
ARTICLE 10 -- INDEMNIFICATION..........................................  A-33
  10.1     Agreement of Omnicom to Indemnify...........................  A-33
  10.2     Agreement of HeadHunter.NET to Indemnify....................  A-33
  10.3     Procedures for Indemnification..............................  A-33
  10.4     Third Party Claims..........................................  A-34
  10.5     Exclusive Remedy............................................  A-35
  10.6     Survival....................................................  A-35
  10.7     Limitations as to Amount....................................  A-35
  10.8     Tax Effect and Insurance....................................  A-35
ARTICLE 11 -- CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE........  A-36
  11.1     Conditions to Obligations of Each Party.....................  A-36
  11.2     Conditions to Obligations of Omnicom, BHA and Career
           Mosaic......................................................  A-36
  11.3     Conditions to Obligations of HeadHunter.NET and Merger
           Sub.........................................................  A-37
ARTICLE 12 -- TERMINATION..............................................  A-37
  12.1     Termination.................................................  A-37
  12.2     Effect of Termination.......................................  A-38
ARTICLE 13 -- MISCELLANEOUS............................................  A-38
  13.1     Definitions.................................................  A-38
  13.2     Brokers and Finders.........................................  A-43
  13.3     Entire Agreement............................................  A-43
  13.4     Amendments..................................................  A-43
  13.5     Waivers.....................................................  A-43
  13.6     Assignment..................................................  A-44
  13.7     Notices.....................................................  A-44
  13.8     Governing Law; Jurisdiction.................................  A-45
  13.9     Counterparts................................................  A-45
  13.10    Captions; Articles and Sections.............................  A-45
  13.11    Interpretations.............................................  A-45
  13.12    Severability................................................  A-45
  13.13    Specific Performance........................................  A-45

                                LIST OF EXHIBITS

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
   5.2     --  Shareholder Protection Rights Agreement
   5.3     --  Shareholders' Agreement
   5.4     --  Administrative Services Agreement
   5.5     --  Registration Rights Agreement
   5.6     --  Credit Agreement
   5.7     --  Agency Agreement
   5.9     --  Non-Competition Agreement
   5.10    --  Indemnity Agreement (Directors)
   5.11    --  Indemnity Agreement (ITC and BHA)
   5.12    --  Support Agreement
   5.13    --  Amended and Restated Bylaws
  11.1(b)  --  Regulatory Consents

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of April 15, 2000, by and among OMNICOM GROUP INC. ("Omnicom"), BERNARD HODES GROUP INC. ("BHA"), CAREER MOSAIC INC., a wholly owned subsidiary of BHA ("Career Mosaic"), HEADHUNTER.NET, INC. ("HeadHunter.NET"), RESUME ACQUISITION CORPORATION, a wholly owned subsidiary of HeadHunter.NET ("Merger Sub"), and ITC HOLDING COMPANY, INC., a shareholder of HeadHunter.NET ("ITC") solely for the purposes of the covenants contained in Sections 5.3, 5.5, 5.11 and 5.12 hereof.

                                    PREAMBLE

     The respective boards of directors of BHA, Career Mosaic, HeadHunter.NET and Merger Sub are of the opinion that the transactions described herein are in the best interests of the parties to this Agreement and their respective shareholders. This Agreement provides for the combination of HeadHunter.NET and the Career Mosaic Business (as defined in Section 13.1 hereof) pursuant to the formation of Merger Sub as a wholly owned subsidiary of HeadHunter.NET, and the merger of Career Mosaic with and into Merger Sub. At the effective time of such merger, the outstanding shares of the capital stock of Career Mosaic shall be converted into the right to receive shares of HeadHunter.NET common stock as set forth herein. As a result, the stockholders of Career Mosaic shall become shareholders of HeadHunter.NET, and Merger Sub shall continue to conduct business as a wholly owned subsidiary of HeadHunter.NET. The transactions described in this Agreement are subject to the approval of the shareholders of HeadHunter.NET, expiration of the required waiting period under the HSR Act and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties hereto that the Merger (as defined below) for federal income taxes shall qualify as a "reorganization" within the meaning of
Section 368(a)(2)(D) of the Internal Revenue Code.

     Certain terms used in this Agreement are defined in Section 13.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties hereto agree as follows:

                                   ARTICLE 1

                        TRANSACTIONS AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Career Mosaic shall be merged with and into Merger Sub in accordance with the provisions of Section 251 of the DGCL, and with the effect provided in the DGCL (the "Merger"). Merger Sub shall be the Surviving Corporation resulting from the Merger and shall be a wholly owned subsidiary of HeadHunter.NET. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of BHA, Career Mosaic, HeadHunter.NET, Merger Sub and ITC, and by HeadHunter.NET, as sole shareholder of Merger Sub, and BHA and the other stockholders of Career Mosaic, as stockholders of Career Mosaic.

     1.2 Time and Place of Closing. The closing of the transactions contemplated hereby (the "Closing") will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the parties.

     1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by each party, the parties shall use their commercially reasonable best efforts to cause the Effective Time to occur on the first business day following the latest to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger or (ii) the date on which the shareholders of HeadHunter.NET approve this Agreement, or such later date within 30 days thereof as may be specified by the parties.

                                   ARTICLE 2

                                TERMS OF MERGER

     2.1 Charter. The Certificate of Incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until duly amended or repealed.

     2.2 Bylaws. The Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until duly amended or repealed.

     2.3 Directors and Officers. The directors of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 3

                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the parties hereto or the shareholders thereof, the shares of the constituent corporations shall be converted as follows:

        (a) Each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time shall continue to be outstanding.

        (b) Each share of Career Mosaic common stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 750 shares of HeadHunter.NET common stock (as adjusted, if applicable, pursuant to Section 3.2, the "Exchange Ratio").

        (c) Each share of HeadHunter.NET common stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

     3.2 Anti-Dilution Provisions. In the event HeadHunter.NET changes the number of shares of its common stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, reclassification, combination, share exchange, recapitalization, issuance or exercise of rights or common stock under the Rights Plan or other similar event and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split, reclassification, combination, share exchange, recapitalization or other similar event for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

     3.3 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Career Mosaic common stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of HeadHunter.NET common stock shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of HeadHunter.NET common stock multiplied by the average market value for shares of HeadHunter.NET common stock for the ten (10) trading days immediately prior to the Effective Time. The market value for HeadHunter.NET common stock shall be the last sale price each day of such common stock on the Nasdaq National Market (as reported by Bloomberg's Financial Service). No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional shares.

                                   ARTICLE 4

                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. After the Effective Time, each stockholder of Career Mosaic shall deliver to HeadHunter.NET the certificate(s) which represented shares of Career Mosaic common stock outstanding immediately prior to the Effective Time and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1. Such certificate(s) shall be duly endorsed as HeadHunter.NET may reasonably require. In the event of a transfer of ownership of shares of Career Mosaic common stock represented by certificates that are not registered in the transfer records of Career Mosaic, the consideration provided in Section 3.1 may be issued to a transferee if the certificate(s) representing such shares are delivered to HeadHunter.NET, accompanied by all documents required to evidence such transfer and by evidence satisfactory to HeadHunter.NET that any applicable stock transfer taxes have been paid. If any certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such certificate to be lost, mislaid, stolen or destroyed and (ii) any other documents necessary to evidence and effect the bona fide exchange thereof, HeadHunter.NET shall cause to be issued to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed certificate shall have been converted. To the extent required by Section 3.4, each holder of shares of Career Mosaic common stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate, cash in lieu of any fractional share of HeadHunter.NET common stock to which such holder may be otherwise entitled (without interest). HeadHunter.NET shall not be obligated to deliver the consideration to which any former holder of Career Mosaic common stock is entitled as a result of the Merger until such holder surrenders such holder's certificate for exchange as provided in this Section 4.1(a). Any other provision of this Agreement notwithstanding, neither HeadHunter.NET, nor the Surviving Corporation shall be liable to a holder of Career Mosaic common stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

     4.2 Rights of Former Career Mosaic Shareholders. At the Effective Time, the stock transfer books of Career Mosaic shall be closed as to holders of Career Mosaic common stock immediately prior to the Effective Time and no transfer of Career Mosaic common stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1, each certificate theretofore representing shares of Career Mosaic common stock shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 in exchange therefor. To the extent permitted by Law, former stockholders of record of Career Mosaic shall be entitled to vote after the Effective Time at any meeting of HeadHunter.NET shareholders the number of whole shares of HeadHunter.NET common stock into which their respective shares of Career Mosaic common stock are converted, regardless of whether such holders have exchanged their certificates for certificates representing HeadHunter.NET common stock in accordance with the provisions of this Agreement.

                                   ARTICLE 5

                                OTHER AGREEMENTS

     5.1 Directors of HeadHunter.NET. At the Effective Time, (i) the written resignations of J. Douglas Cox, Donald W. Weber and Michael G. Misikoff, dated as of the date of this Agreement, shall become effective, (ii) the Board of Directors of HeadHunter.NET shall set the size of the Board of Directors of HeadHunter.NET at seven (7) members with three members to serve as Class I directors, two members to serve as Class II members and two members to serve as Class III directors and (iii) the Board of Directors shall fill the vacancies on the Board of Directors by appointing or electing (A) one individual designated by BHA (who shall have been approved by HeadHunter.NET, such approval not to be unreasonably withheld or delayed) to serve as a Class I director, (B) one individual designated by BHA, who may be any officer or director of BHA or Omnicom or any other person if such person is approved by HeadHunter.NET (such approval not to be unreasonably withheld or delayed), to serve as a Class II director and (C) one individual designated by BHA, who may be any officer or director of BHA or Omnicom or any other person if such person is approved by HeadHunter.NET (such approval not to be unreasonably withheld or delayed), to serve as a Class III director, with Robert M. Montgomery, Jr. and Burton B. Goldstein, Jr. each continuing to serve as a Class I director, Kimberley E. Thompson continuing to serve as a Class II director and William H. Scott, III continuing to serve as a Class III director.

     5.2 Shareholder Protection Rights Agreement. Simultaneously with the execution of this Agreement, HeadHunter.NET has adopted and approved a Shareholder Protection Rights Agreement in the form as Exhibit 5.2 attached hereto (the "Rights Plan"). Prior to the Effective Time, HeadHunter.NET agrees not to amend or terminate the Rights Plan or waive any material provision thereof or redeem the rights issued thereunder without the prior written consent of BHA.

     5.3 Shareholders' Agreement. At the Effective Time, HeadHunter.NET, Omnicom, BHA and ITC shall enter into a Shareholders' Agreement in substantially the form as Exhibit 5.3 attached hereto.

     5.4 Administrative Services Agreement. At the Effective Time, BHA and HeadHunter.NET shall enter into an Administrative Services Agreement in substantially the form as Exhibit 5.4 attached hereto (the "Services Agreement);

     5.5 Registration Rights Agreement. At the Effective Time, BHA, ITC and HeadHunter.NET shall enter into a Registration Rights Agreement in substantially the form as Exhibit 5.5 attached hereto.

     5.6 Credit Agreement. At the Effective Time, Omnicom Finance, Inc. shall enter into a Credit Agreement (the "Credit Agreement") with HeadHunter.NET in substantially the form as Exhibit 5.6 attached hereto.

     5.7 Agency Agreement. At the Effective Time, BHA and HeadHunter.NET shall enter into a Agency Agreement (the "Agency Agreement") in substantially the form as Exhibit 5.7 attached hereto.

     5.8 Access to Information; Audit Cooperation. From the date of this Agreement until the Effective Time, Omnicom, BHA and Career Mosaic shall afford HeadHunter.NET and its officers, employees, accountants, consultants, legal counsel and other representatives full and complete access during normal business hours to the properties, books, records, contracts, facilities, premises and equipment comprising or relating to the Transferred Assets, the Transferred Liabilities and the Career Mosaic Business. From the date of this Agreement until the Effective Time, HeadHunter.NET and Merger Sub shall afford BHA and its officers, employees, accountants, consultants, legal counsel and other representatives full and complete access during normal business hours to the properties, books, records, contracts, facilities, premises and equipment of HeadHunter.NET. Omnicom, BHA and Career Mosaic shall cooperate with and assist HeadHunter.NET and its officers, employees, accountants, consultants, legal counsel and other representatives in preparing, in accordance with the SEC requirements in connection with the Merger: (i) audited financial statements of the Career Mosaic Business for the last three (3) fiscal years; (ii) unaudited financial statements for any interim periods since the end of the last fiscal year; and (iii) any other report, proxy statement or other document, all as related to the Career Mosaic Business or the Transferred Assets.

     5.9 Non-Competition Agreement. At the Effective Time, HeadHunter.NET and BHA shall enter into a Non-Competition Agreement substantially in the form of
Exhibit 5.9 attached hereto.

     5.10 Indemnity Agreements. At the Effective Time, HeadHunter.NET shall enter into an Indemnity Agreement, in substantially the form as Exhibit 5.10 attached hereto, with each of the director nominees and directors named in
Section 5.1 of this Agreement.

     5.11 BHA and ITC Indemnity Agreement. At the Effective Time, HeadHunter.NET shall enter into an Indemnity Agreement, in substantially the form as Exhibit 5.11 attached hereto, with each of BHA and ITC.

     5.12 Support Agreement. Simultaneously with the execution and delivery of this Agreement, BHA, ITC and Robert M. Montgomery, Jr. have executed and delivered a Support Agreement in the form of Exhibit 5.12 attached hereto.

     5.13 Amended and Restated Bylaws. At the Effective Time, HeadHunter.NET shall have amended its Bylaws in the form of Exhibit 5.13 attached hereto (the "Amended Bylaws").

                                   ARTICLE 6

        REPRESENTATIONS AND WARRANTIES OF HEADHUNTER.NET AND MERGER SUB

     HeadHunter.NET and Merger Sub, jointly and severally, hereby represent and warrant to BHA and Career Mosaic as follows:

     6.1 Organization, Standing, and Power. Each of HeadHunter.NET and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia and Delaware, respectively, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Each of HeadHunter.NET and Merger Sub is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect. The minute books and other organizational documents for each of HeadHunter.NET and Merger Sub have been made available to Omnicom, BHA and Career Mosaic for their review and, except as disclosed in Section 6.1 of the HeadHunter.NET Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments to such organizational documents and all proceedings of the Board of Directors and shareholders thereof.

     6.2 Authority; No Breach By Agreement. (a) Each of HeadHunter.NET and Merger Sub has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of each of HeadHunter.NET and Merger Sub, subject, in the case of performance only, to any required approval of this Agreement by the holders of HeadHunter.NET common stock. The Board of Directors of HeadHunter.NET has taken all action necessary to render the limitations on business combinations contained in Sections 14-2-1111 and 14-2-1132 of the GBCC (or any similar provision) inapplicable to the Merger. This Agreement represents a legal, valid and binding obligation of each of HeadHunter.NET and Merger Sub, enforceable against each of them in accordance with its terms, except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

     (b) Neither the execution and delivery of this Agreement by HeadHunter.NET or Merger Sub, nor the consummation by HeadHunter.NET or Merger Sub of the transactions contemplated hereby, nor compliance by HeadHunter.NET or Merger Sub with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of the Articles of Incorporation of HeadHunter.NET, the Certificate of Incorporation of Merger Sub or the Bylaws of HeadHunter.NET or Merger Sub, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of HeadHunter.NET under, any Contract or Permit of HeadHunter.NET, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect, or, (iii) subject to receipt of the requisite Consents referred to in
Section 11.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to HeadHunter.NET or any of its material Assets, or to Merger Sub.

     (c) Other than in connection or compliance with applicable Laws, and rules of the NASD and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by HeadHunter.NET or Merger Sub of the Merger and the other transactions contemplated in this Agreement.

     6.3 Capital Stock. (a) The authorized capital stock of HeadHunter.NET consists of (i) 45,500,000 shares of HeadHunter.NET common stock, of which 10,912,700 shares are issued and outstanding as of the date of this Agreement,
(ii) 7,500,000 shares of Class A Preferred Stock, none of which are issued and outstanding, and (iii) 5,000,000 shares of Class B Serial Preferred Stock, 500,000 shares of which will be designated as Junior Participating Preferred Stock in connection with the adoption of the Rights Plan, none of which are issued and outstanding. All of the issued and outstanding shares of capital stock of HeadHunter.NET are, and all of the shares of common stock of HeadHunter.NET to be issued in connection with the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding, fully paid and nonassessable. None of the outstanding shares of capital stock of HeadHunter.NET has been, and none of the shares of HeadHunter.NET common stock to be issued in connection with the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of HeadHunter.NET. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, of which 1,000 shares are issued and outstanding as of the date of this Agreement, all of which are owned of record and beneficially by HeadHunter.NET.

     (b) Except as set forth in Section 6.3(a), pursuant to the Rights Plan or as disclosed in Section 6.3(b) of the HeadHunter.NET Disclosure Memorandum, there are no shares of capital stock or other equity securities of HeadHunter.NET outstanding and no outstanding Equity Rights relating to the capital stock of HeadHunter.NET. All outstanding stock options listed on Section 6.3(b) of the HeadHunter.NET Disclosure Memorandum will, in accordance with their terms or by action of the HeadHunter.NET Board of Directors, vest fully upon the Effective Time of the Merger, except for the stock options held by Robert M. Montgomery, Jr. to purchase up to 310,000 shares of HeadHunter.NET common stock, which shall vest in accordance with their respective original terms.

     6.4 HeadHunter.NET Subsidiaries.  HeadHunter.NET has disclosed in Section
6.4 of the HeadHunter.NET Disclosure Memorandum all of its subsidiaries (identifying the Law under which such entity is organized, each jurisdiction in which it is qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein). Except as disclosed in Section 6.4 of the HeadHunter.NET Disclosure Memorandum, HeadHunter.NET, or one of its wholly owned subsidiaries, owns all of the issued and outstanding shares of capital stock (or other equity interests) of each of HeadHunter.NET's subsidiaries. No capital stock (or other equity interest) of any HeadHunter.NET subsidiary is or may become required to be issued by reason of any Equity Rights, and there are no Contracts by which any HeadHunter.NET subsidiary is bound to issue additional shares of its capital stock (or other equity interests) or Equity Rights or by which any HeadHunter.NET subsidiary is or may be bound to transfer any shares of capital stock (or other equity interests). All of the outstanding shares of capital stock (or other equity interests) of each HeadHunter.NET subsidiary are fully paid and nonassessable and are owned free and clear of any Lien. Except as disclosed in Section 6.4 of the HeadHunter.NET Disclosure Memorandum, each HeadHunter.NET subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted.

     6.5 SEC Filings; Financial Statements. (a) HeadHunter.NET has timely filed and made available to Omnicom, BHA and Career Mosaic all SEC Documents required to be filed by HeadHunter.NET since August 19, 1999, the effective date of the registration statement on Form S-1 filed with the SEC by HeadHunter.NET in connection with its initial public offering (the "HeadHunter.NET SEC Reports"). The HeadHunter.NET SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such HeadHunter.NET SEC Reports or necessary in order to make the statements in such HeadHunter.NET SEC Reports, in light of the circumstances under which they were made, not misleading.

     (b) Each of the HeadHunter.NET Financial Statements (including, in each case, any related notes) contained in the HeadHunter.NET SEC Reports, as amended, including any HeadHunter.NET SEC Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto; was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC); and fairly presented or will present in all material respects the consolidated financial position of HeadHunter.NET and its subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

     6.6 Absence of Undisclosed Liabilities. Neither HeadHunter.NET nor any of its subsidiaries has any Liabilities that are reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect, except Liabilities which are accrued or reserved against in the consolidated balance sheets of HeadHunter.NET included in the HeadHunter.NET Financial Statements or reflected in the notes thereto, or which have arisen in the ordinary course of business since the latest date covered by the HeadHunter.NET Financial Statements.

     6.7 Absence of Certain Changes or Events. Since December 31, 1999, except as disclosed in the HeadHunter.NET Financial Statements filed with the SEC prior to the date hereof or as disclosed in Section 6.7 of the HeadHunter.NET Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect, and (ii) neither HeadHunter.NET nor Merger Sub has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of their respective covenants contained herein.

     6.8 Tax Matters. (a) All Tax Returns required to be filed by or on behalf of HeadHunter.NET have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1999, except to the extent that all such failures to file, taken together, are not reasonably likely to have a HeadHunter.NET Material Adverse Effect, and all Tax Returns filed are complete and accurate to the Knowledge of HeadHunter.NET. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency or Litigation with respect to any Taxes, except as reserved against in the HeadHunter.NET Financial Statements or as disclosed in
Section 6.8 of the HeadHunter.NET Disclosure Memorandum. There are no Liens with respect to Taxes upon any of HeadHunter.NET's Assets, except for Liens for taxes not yet due and payable and any Liens which are not reasonably likely to have a HeadHunter.NET Material Adverse Effect.

     (b) HeadHunter.NET has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

     (c) The provision for any Taxes due or to become due for HeadHunter.NET for the period or periods through and including the date of the HeadHunter.NET Financial Statements that has been made and is reflected on such HeadHunter.NET Financial Statements is adequate in accordance with GAAP to cover all such Taxes.

     (d) Deferred Taxes of HeadHunter.NET have been provided adequately for in accordance with GAAP.

     (e) HeadHunter.NET is not a party to any Tax allocation or sharing agreement and HeadHunter.NET has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was HeadHunter.NET) and does not have any Liability for Taxes of any Person (other than HeadHunter.NET and its subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign
Law) as a transferee or successor or by Contract or otherwise.

     (f) HeadHunter.NET is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws.

     (g) Except as disclosed in Section 6.8 of the HeadHunter.NET Disclosure Memorandum, HeadHunter.NET has not made any payments, is not obligated to make any payments, and is not a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

     (h) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of HeadHunter.NET that occurred during or after any Taxable Period in which HeadHunter.NET incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1999.

     (i) HeadHunter.NET has no and has not had in any foreign country a permanent establishment, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     6.9 Assets. (a) Except as disclosed in Section 6.9 of the HeadHunter.NET Disclosure Memorandum or as disclosed or reserved against in the HeadHunter.NET Financial Statements filed with the SEC prior to the date hereof, HeadHunter.NET and its subsidiaries have good and marketable title, free and clear of all Liens, to all of their respective Assets, except for any such Liens or other defects of title which are not reasonably likely to have a HeadHunter.NET Material Adverse Effect. All tangible properties used in the businesses of HeadHunter.NET and its subsidiaries are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with past practices.

     (b) All Assets which are material to HeadHunter.NET's business on a consolidated basis held under leases or subleases by HeadHunter.NET or its subsidiaries are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

     (c) The Assets of HeadHunter.NET and its subsidiaries include all Assets required to operate the business of HeadHunter.NET as presently conducted.

     6.10 Intellectual Property. HeadHunter.NET or its subsidiaries own or have a valid license to use all of the Intellectual Property material to the conduct of HeadHunter.NET's business. HeadHunter.NET or any subsidiary thereof is the owner of or has a license to any Intellectual Property sold or licensed to a third party by HeadHunter.NET or any subsidiary thereof in connection with HeadHunter.NET's business operations, and HeadHunter.NET has the right to convey by sale or license any Intellectual Property so conveyed. HeadHunter.NET is not in Default under any of its Intellectual Property licenses, except for Defaults which are not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect. No proceedings have been instituted, or are pending or, to the Knowledge of HeadHunter.NET, threatened, which challenge the rights of HeadHunter.NET with respect to Intellectual Property used, sold or licensed by HeadHunter.NET in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of HeadHunter.NET does not infringe any Intellectual Property of any other person. HeadHunter.NET is not aware of any third party infringement of any of the Intellectual Property used in the course of its business. Except as disclosed in Section 6.10 of the HeadHunter.NET Disclosure Memorandum, HeadHunter.NET is not obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section
6.10 of the HeadHunter.NET Disclosure Memorandum, every officer, director, or employee of HeadHunter.NET is a party to a Contract which requires such officer, director or employee to assign any interest in any Intellectual Property to HeadHunter.NET and to keep confidential any trade secrets, proprietary data, customer information or other business information of HeadHunter.NET, and no such officer, director or employee is party to any Contract with any Person other than HeadHunter.NET which requires such officer, director or employee to assign any interest in any Intellectual Property to any Person other than HeadHunter.NET or to keep confidential any trade secrets, proprietary data, customer information or other business information of any Person other than HeadHunter.NET. Except as disclosed in Section 6.10 of the HeadHunter.NET Disclosure Memorandum, no officer, director or employee of HeadHunter.NET is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person, including HeadHunter.NET.

     6.11 Environmental Matters. (a) To the Knowledge of HeadHunter.NET, HeadHunter.NET, its Participation Facilities and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect.

     (b) There is no Litigation pending or, to the knowledge of HeadHunter.NET, threatened before any court, governmental agency, or authority or other forum in which HeadHunter.NET or any of its Operating Properties or Participation Facilities (or HeadHunter.NET in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by HeadHunter.NET or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect.

     (c) During the period of (i) HeadHunter.NET's ownership or operation of any of its current properties, (ii) HeadHunter.NET's participation in the management of any Participation Facility, or (iii) HeadHunter.NET's holding of a security interest in a Operating Property, there have been no releases, discharges, spillages or disposals of Hazardous Material in, on, under, adjacent to or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect. Prior to the period of (i) HeadHunter.NET's ownership or operation of any of its respective current properties, (ii) HeadHunter.NET's participation in the management of any Participation Facility, or (iii) HeadHunter.NET's holding of a security interest in Operating Property, to the Knowledge of HeadHunter.NET, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect.

     6.12 Compliance with Laws. HeadHunter.NET has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect. Except as disclosed in Section 6.12 of the HeadHunter.NET Disclosure Memorandum,
HeadHunter.NET:

        (a) is not in Default under any of the provisions of its Articles of Incorporation or Bylaws;

        (b) is not in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect; or

        (c) has not received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that HeadHunter.NET is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect, or (iii) requiring HeadHunter.NET to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which materially restricts the conduct of its business or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

Copies of all material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to Omnicom, BHA and Career Mosaic.

     6.13 Labor Relations. HeadHunter.NET is not the subject of any Litigation asserting that it or any of its subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor is HeadHunter.NET party to any collective bargaining agreement, nor is there any strike or other labor dispute involving HeadHunter.NET, pending or, to the Knowledge of HeadHunter.NET, threatened, or to the Knowledge of HeadHunter.NET, is there any activity involving HeadHunter.NET's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     6.14 Employee Benefit Plans.  (a) HeadHunter.NET has disclosed in Section
6.14 of the HeadHunter.NET Disclosure Memorandum, and has delivered or made available to Omnicom, BHA and Career Mosaic prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by HeadHunter.NET or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the "HeadHunter.NET Benefit Plans"). Any of the HeadHunter.NET Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "HeadHunter.NET ERISA Plan." Each HeadHunter.NET ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue
Code) is referred to herein as an "HeadHunter.NET Pension Plan." No HeadHunter.NET Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

     (b) All HeadHunter.NET Benefit Plans are in compliance in all material respects with the applicable terms of ERISA, the Internal Revenue Code and any other applicable Laws. Each HeadHunter.NET ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and HeadHunter.NET is not aware of any circumstances likely to result in revocation of any such favorable determination letter. To the Knowledge of HeadHunter.NET, HeadHunter.NET has not engaged in a transaction with respect to any HeadHunter.NET Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject HeadHunter.NET to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

     (c) No HeadHunter.NET Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any HeadHunter.NET Pension Plan, (ii) no change in the actuarial assumptions with respect to any HeadHunter.NET Pension Plan, and (iii) no increase in benefits under any HeadHunter.NET Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect or materially adversely affect the funding status of any such plan. Neither any HeadHunter.NET Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by HeadHunter.NET, or the single-employer plan of any entity which is considered one employer with HeadHunter.NET under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (an "ERISA

Affiliate") has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a HeadHunter.NET Material Adverse Effect. HeadHunter.NET has not provided, and is not required to provide, security to a HeadHunter.NET Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

     (d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by HeadHunter.NET with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a HeadHunter.NET Material Adverse Effect. HeadHunter.NET has not incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a HeadHunter.NET Material Adverse Effect. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any HeadHunter.NET Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

     (e) Except as disclosed in Section 6.14 of the HeadHunter.NET Disclosure Memorandum, HeadHunter.NET has no Liability for retiree health and life benefits under any of the HeadHunter.NET Benefit Plans and there are no restrictions on the rights of HeadHunter.NET to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder, which Liability is reasonably likely to have a HeadHunter.NET Material Adverse Effect.

     (f) Except as disclosed in Section 6.14 of the HeadHunter.NET Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of HeadHunter.NET from HeadHunter.NET under any HeadHunter.NET Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any HeadHunter.NET Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect.

     (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of HeadHunter.NET and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been adequately reflected on the HeadHunter.NET Financial Statements to the extent required by and in accordance with GAAP.

     6.15 Material Contracts. Except as disclosed in Section 6.15 of the HeadHunter.NET Disclosure Memorandum or otherwise reflected in the HeadHunter.NET Financial Statements, neither HeadHunter.NET nor any of its Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under any Contract or amendment thereto that would constitute a "material contract" as defined in Item 601(b)(10) of Regulation S-K under the 1933 Act, which is not filed as an exhibit to HeadHunter.NET's registration statement on Form S-1 which was declared effective on August 19, 1999 or to the most recent Annual Report on Form 10-K filed by HeadHunter.NET (collectively, all Contracts which constitute "material contracts" for HeadHunter.NET under
Item 601(b)(10) of Regulation S-K under the 1933 Act, the "HeadHunter.NET Contracts"). With respect to each HeadHunter.NET Contract and except as disclosed in Section 6.15 of the HeadHunter.NET Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) HeadHunter.NET is not in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect;
(iii) HeadHunter.NET has not repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is, to the Knowledge of HeadHunter.NET, in material Default in any respect, and (v) no other party to such Contract has, to the Knowledge of HeadHunter.NET, repudiated or waived any material provision thereunder.

     6.16 Legal Proceedings. There is no Litigation instituted, pending or, to the Knowledge of HeadHunter.NET, threatened against HeadHunter.NET, or against any director, employee or employee benefit plan of HeadHunter.NET, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against HeadHunter.NET, that are reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect. Section 6.16 of the HeadHunter.NET Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which HeadHunter.NET is a party and which names HeadHunter.NET as a defendant or cross-defendant or for which HeadHunter.NET has any potential Liability.

     6.17 Reports. Since the date of HeadHunter.NET's organization HeadHunter.NET has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except for failures to file reports or statements which are not reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     6.18 Statements True and Correct. None of the information supplied or to be supplied by HeadHunter.NET or Merger Sub for inclusion in the Registration Statement to be filed by HeadHunter.NET with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by HeadHunter.NET or Merger Sub for inclusion in the Proxy Statement to be mailed to HeadHunter.NET's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by HeadHunter.NET with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of HeadHunter.NET or at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that HeadHunter.NET and Merger Sub are responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby, including the Registration Statement and the Proxy Statement, will comply as to form in all material respects with the provisions of applicable Law.

     6.19 Regulatory Matters. Neither HeadHunter.NET nor Merger Sub has taken or agreed to take any action and neither has Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 11.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

     6.20 Privacy; Web Site. HeadHunter.NET has complied with the terms of the privacy policy stated on its web site. No web site owned by HeadHunter.NET contains content or links to other web sites which contain content that is illegal, obscene or defamatory. No personally identifiable data with respect to users of HeadHunter.NET's web sites have been provided to third parties without the consent of such users.

     6.21 Opinion of Financial Advisor. HeadHunter.NET has received the opinion of First Union Securities, Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be received by HeadHunter.NET in the Merger is fair from a financial point of view to HeadHunter.NET, a signed copy of which has been or promptly will be delivered to BHA.

     6.22 Brokers, Etc. No broker, investment banker, financial advisor or other Person, other than First Union Securities, Inc., the fees, commissions and expenses of which will be paid by HeadHunter.NET, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of HeadHunter.NET or any of its subsidiaries. HeadHunter.NET has furnished to BHA true and complete copies of all agreements under which any such fees, commissions or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees, commissions or expenses are payable.

     6.23 Voting Requirements. The affirmative vote of the holders of a majority of the voting power of all outstanding shares of HeadHunter.NET common stock at the Shareholders' Meeting to adopt this Agreement is the only vote of the holders of any class or series of HeadHunter.NET's capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby or thereby.

                                   ARTICLE 7

        REPRESENTATIONS AND WARRANTIES OF OMNICOM, BHA AND CAREER MOSAIC

     Omnicom, BHA and Career Mosaic, jointly and severally, hereby represent and warrant to HeadHunter.NET and Merger Sub (i) as of the date of this Agreement with respect to Sections 7.1, 7.2, 7.3, 7.4, 7.9(c), 7.9(d), 7.10, 7.13, 7.18,
7.19, 7.20, 7.21 and 7.22 and (ii) as of the date that Arthur Andersen LLP delivers Career Mosaic Financial Statements to HeadHunter.NET as contemplated in
Section 11.3(e) of this Agreement (the "Delivery Date") with respect to Sections 7.5, 7.6, 7.7, 7.8, 7.9(a), 7.9(b), 7.11, 7.12, 7.14, 7.15, 7.16, and 7.17, as
follows:

     7.1 Organization, Standing, and Power. Each of Omnicom, BHA and Career Mosaic is a corporation duly organized, validly existing, and in good standing under the Laws of the States of New York, Delaware and Delaware, respectively. Each of Omnicom, BHA and Career Mosaic has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Career Mosaic is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or Liabilities, including the Transferred Assets and Transferred Liabilities, or the nature or conduct of its business, including the Career Mosaic Business, requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have individually or in the aggregate, an Career Mosaic Business Material Adverse Effect. The minute books and other organizational documents for Omnicom and BHA (with respect to the Transferred Assets or Career Mosaic Business) and Career Mosaic have been made available to HeadHunter.NET for its review and, except as disclosed in Section
7.1 of the Career Mosaic Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments to such organizational documents and all proceedings of the Board of Directors and shareholders thereof.

     7.2 Authority; No Breach By Agreement. (a) Each of Omnicom, BHA and Career Mosaic has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Omnicom, BHA and Career Mosaic. This Agreement represents a legal, valid, and binding obligation of each of Omnicom, BHA and Career Mosaic, enforceable against each in accordance with its terms, except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought.

     (b) Neither the execution and delivery of this Agreement by Omnicom, BHA or Career Mosaic, nor the consummation by any of them of the transactions contemplated hereby, nor compliance by them with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of their respective Certificates of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset used in, or necessary for, the operation of the Career Mosaic Business (including the Transferred Assets) under, any Contract or Permit of any of them, or (iii) subject to receipt of the requisite Consents referred to in Section 11.1(b), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to Omnicom, BHA or Career Mosaic, the Career Mosaic Business or any of the Assets used in, or necessary for, the operation of the Career Mosaic Business (including the Transferred Assets).

     (c) Other than in connection or compliance with applicable Laws, rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation of the Merger and the other transactions contemplated in this Agreement.

     7.3 Capital Stock. (a) The authorized capital stock of Career Mosaic consists of 10,000 shares of common stock, of which (i) 100 shares are issued and outstanding as of the date of this Agreement and (ii) 10,000 shares will be issued and outstanding immediately prior to the Effective Time. All of the issued and outstanding shares of capital stock of Career Mosaic are duly and validly issued and outstanding, fully paid and nonassessable. None of the outstanding shares of Career Mosaic capital stock has been issued in violation of any preemptive rights of the current or past shareholders of Career Mosaic.

     (b) Except as set forth in Section 7.3(a), or as disclosed in Section 7.3 of the Career Mosaic Disclosure Memorandum, there are no shares of capital stock or other equity securities of Career Mosaic outstanding and no outstanding Equity Rights relating to the capital stock of Career Mosaic.

     7.4 Subsidiaries. Career Mosaic has no subsidiaries. There are no Contracts relating to the rights of BHA to vote or to dispose of any shares of the capital stock of Career Mosaic. All of the shares of outstanding capital stock of Career Mosaic are fully paid and nonassessable and are owned by BHA and the other stockholders free and clear of any Lien.

     7.5 Financial Statements. The Career Mosaic Financial Statements (including, in each case, any related notes) are or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements), and fairly present or will present in all material respects the financial position of Career Mosaic (or the Career Mosaic Business) as at the respective dates and the results of operations and cash flows for the periods indicated, except that unaudited interim financial statements will be subject to normal and recurring year-end adjustments which are not expected to be material in amount or effect.

     7.6 Absence of Undisclosed Liabilities. Neither Career Mosaic nor the Career Mosaic Business has any Liabilities that are reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect, except Liabilities which are accrued or reserved against in the balance sheets of Career Mosaic or the Career Mosaic Business included in the Career Mosaic Financial Statements or reflected in the notes thereto, or which have arisen in the ordinary course of business since the latest date covered by the Career Mosaic Financial Statements.

     7.7 Absence of Certain Changes or Events. Since December 31, 1999, except as disclosed in the Career Mosaic Financial Statements or as disclosed in
Section 7.7 of the Career Mosaic Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect, and (ii) neither Omnicom, BHA nor Career Mosaic has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of their respective covenants contained herein.

     7.8 Tax Matters. (a) All Tax Returns required to be filed by or on behalf of Career Mosaic, or with respect to the Career Mosaic Business, or for which Career Mosaic could be held primarily liable, have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1999, except to the extent that all such failures to file, taken together, are not reasonably likely to have an Career Mosaic Business Material Adverse Effect, and all such Tax Returns filed are complete and accurate to the Knowledge of Omnicom, BHA and Career Mosaic. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency or Litigation with respect to any Taxes, except as reserved against in the Career Mosaic Financial Statements or as disclosed in Section 7.8 of the Career Mosaic Disclosure Memorandum. There are no Liens with respect to Taxes upon any of Career Mosaic's Assets (including the Transferred Assets), except for Liens for taxes not yet due and payable and any Liens which are not reasonably likely to have an Career Mosaic Business Material Adverse Effect.

     (b) Except as set forth in Section 7.8(b) of the Career Mosaic Disclosure Memorandum, Career Mosaic has not, and neither Omnicom nor BHA with respect to the Career Mosaic Business or any Transferred Assets has, executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due or for which Career Mosaic would be liable that is currently in effect.

     (c) The provision for any Taxes due or to become due for Career Mosaic or with respect to the Career Mosaic Business for the period or periods through and including the date of the Career Mosaic Financial Statements that has been made and is reflected on such Career Mosaic Financial Statements is adequate in accordance with GAAP to cover all such Taxes.

     (d) Deferred Taxes of Career Mosaic, and deferred Taxes related to the Career Mosaic Business or Transferred Assets, have been provided adequately for in accordance with GAAP.

     (e) Career Mosaic is not a party to any Tax allocation or sharing agreement and Career Mosaic has not been a member of an affiliated group filing a consolidated federal income Tax Return and does not have any Liability for Taxes of any Person (in each case, other than as a member of Omnicom' consolidated group) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or by Contract or otherwise.

     (f) Career Mosaic is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws.

     (g) Except as disclosed in Section 7.8 of the Career Mosaic Disclosure Memorandum, Career Mosaic has not made any payments, is not obligated to make any payments, and is not a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

     (h) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of Career Mosaic that occurred during or after any Taxable Period in which Career Mosaic incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1999.

     (i) Career Mosaic has no and has not had in any foreign country a permanent establishment, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     7.9 Assets. (a) Except as disclosed in Section 7.9 of the Career Mosaic Disclosure Memorandum or as disclosed or reserved against in the Career Mosaic Financial Statements, Career Mosaic has good and marketable title, free and clear of all Liens, to all of its Assets, including all of the Transferred Assets, except for any such Liens or other defects of title which are not reasonably likely to have an Career Mosaic Business Material Adverse Effect. All tangible properties used in the Career Mosaic Businesses are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with past practices.

     (b) All Assets (including Transferred Assets) which are material to the Career Mosaic Business held under leases or subleases by Career Mosaic are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect.

     (c) Except for the Assets related to the provision of services under the Administrative Services Agreement which are not primarily used in the conduct of the Career Mosaic Business, the Assets of Career Mosaic include all Assets required to operate the Career Mosaic Business as presently conducted. Neither Omnicom nor BHA has retained any Asset which is necessary for, or is used in, the operation of the Career Mosaic Business. Except for Assets related to the provision of services under the Administrative Services Agreement which are not primarily used in the conduct of the Career Mosaic Business, the Transferred Assets constituted all of the Assets which were necessary for, or which were used primarily in, the operation of the Career Mosaic Business in all material respects as it was conducted at the time that BHA contributed the Transferred Assets to Career Mosaic.

     7.10 Intellectual Property.   Career Mosaic owns or has a valid license to
use all of the Intellectual Property (i) material to the conduct of the Career Mosaic Business or (ii) included in the Transferred Assets. Career Mosaic is the owner of or has a license to any Intellectual Property sold or licensed to a third party by Career Mosaic in connection with the Career Mosaic Business, and Career Mosaic has the right to convey by sale or license any Intellectual Property so conveyed. Career Mosaic is not in Default under any of its Intellectual Property licenses, except for Defaults which are not reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect. No proceedings have been instituted, or are pending or, to the Knowledge of Omnicom, BHA and Career Mosaic, threatened, which challenge the rights of BHA or Career Mosaic with respect to Intellectual Property used, sold or licensed in the course of the Career Mosaic Business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the Career Mosaic Business does not infringe any Intellectual Property of any other person. Neither Omnicom, BHA nor Career Mosaic is aware of any third party infringement of any of the Intellectual Property used in, or necessary for, the operation of the Career Mosaic Business. Except as disclosed in Section 7.10 of the Career Mosaic Disclosure Memorandum, Career Mosaic is not obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property. Except as disclosed in Section 7.10 of the Career Mosaic Disclosure Memorandum, every officer, director, or employee of Career Mosaic and every employee of BHA materially related to the operation of the Career Mosaic Business is a party to a Contract which requires such officer, director or employee to assign to BHA or Career Mosaic any interest in any Intellectual Property, which is included in the Transferred Assets or which is used in or necessary for the operation of the Career Mosaic Business, and to keep confidential any trade secrets, proprietary data, customer information or other business information of Career Mosaic or which relates to the Career Mosaic Business or Transferred Assets (such Contracts collectively, the "IP Assignment Contracts"). All IP Assignment Contracts have been assigned to Career Mosaic. No officer, director or employee of Career Mosaic and no employee of Omnicom or BHA related to the operation of the Career Mosaic Business is party to any Contract with any Person other than Career Mosaic which requires such officer, director or employee to (i) assign to any Person other than Career Mosaic any interest in any Intellectual Property which is used in or necessary for the operation of the Career Mosaic Business or included in the Transferred Assets, or (ii) keep confidential any trade secrets, proprietary data, customer information or other business information of any Person other than Career Mosaic. Except as disclosed in Section 7.10 of the Career Mosaic Disclosure Memorandum, no officer, director or employee of Career Mosaic or any employee of Omnicom or BHA related to the operation of the Career Mosaic Business is party to any Contract which restricts or prohibits such officer, director or employee from engaging in activities competitive with any Person.

     7.11 Environmental Matters. (a) To the Knowledge of Omnicom, BHA and Career Mosaic, Career Mosaic, its Participation Facilities and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect.

     (b) There is no Litigation pending or threatened before any court, governmental agency, or authority or other forum in which Career Mosaic or any of its Operating Properties or Participation Facilities (or Career Mosaic in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by Omnicom, BHA, Career Mosaic or any of their respective Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect.

     (c) During the period of (i) Career Mosaic's ownership or operation of any of its current properties, (ii) Career Mosaic's participation in the management of any Participation Facility, or (iii) Career Mosaic's holding of a security interest in a Operating Property, there have been no releases, discharges, spillages or disposals of Hazardous Material in, on, under, adjacent to or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect. Prior to the period of (i) Career Mosaic's ownership or operation of any of its respective current properties, (ii) Career Mosaic's participation in the management of any Participation Facility, or (iii) Career Mosaic's holding of a security interest in Operating Property, to the Knowledge of Omnicom, BHA and Career Mosaic, there were no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, an Career Mosaic Material Adverse Effect.

     7.12 Compliance with Laws. Career Mosaic has in effect all Permits necessary for it to own, lease or operate its material Assets (including the Transferred Assets) and to carry on the Career Mosaic Business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect. Except as disclosed in Section 7.12 of the Career Mosaic Disclosure Memorandum, neither Career Mosaic, nor Omnicom or BHA with respect to the Transferred Assets or Career Mosaic Business:

        (a) is in Default under any of the provisions of their respective Certificates of Incorporation and Bylaws;

        (b) is in Default under any Laws, Orders or Permits applicable to the Career Mosaic Business or employees conducting the Career Mosaic Business, except for Defaults which are not reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect; or

        (c) has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that Career Mosaic is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect, or (iii) requiring Career Mosaic to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which materially restricts the conduct of the Career Mosaic Business or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

Copies of all material reports, correspondence, notices and other documents relating to any inspection, audit, monitoring or other form of review or enforcement action by a Regulatory Authority have been made available to HeadHunter.NET.

     7.13 Labor Relations. Neither Career Mosaic nor the Career Mosaic Business is the subject of any Litigation asserting that an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) has been committed or seeking to compel the bargaining with any labor organization as to wages or conditions of employment. Neither Career Mosaic nor Omnicom or BHA with respect to the employees associated with the Career Mosaic Business are party to any collective bargaining agreement. There is no strike or other labor dispute involving Career Mosaic or the Career Mosaic Business, pending or, to the Knowledge of Omnicom, BHA and Career Mosaic, threatened, or to the Knowledge of Omnicom, BHA and Career Mosaic, is there any activity involving employees of Career Mosaic or employees of BHA primarily associated with the Career Mosaic Business seeking to certify a collective bargaining unit or engaging in any other organization activity.

     7.14 Employee Benefit Plans.  (a) Career Mosaic has disclosed in Section
7.14 of the Career Mosaic Disclosure Memorandum, and has delivered or made available to HeadHunter.NET prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Career Mosaic, Omnicom and BHA (with respect to employees associated with the Career Mosaic Business) or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the "Career Mosaic Benefit Plans"). Any of the Career Mosaic Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "Career Mosaic ERISA Plan." Each Career Mosaic ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as an "Career Mosaic Pension Plan." No Career Mosaic Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

     (b) All Career Mosaic Benefit Plans are in compliance in all material respects with the applicable terms of ERISA, the Internal Revenue Code and any other applicable Laws. Each Career Mosaic ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and neither Omnicom, BHA nor Career Mosaic is aware of any circumstances likely to result in revocation of any such favorable determination letter. To the Knowledge of BHA and Career Mosaic, Career Mosaic has not engaged in a transaction with respect to any Career Mosaic Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject Career Mosaic to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

     (c) No Career Mosaic Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Career Mosaic Pension Plan, (ii) no change in the actuarial assumptions with respect to any Career Mosaic Pension Plan, and (iii) no increase in benefits under any Career Mosaic Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, an Career Mosaic Material Adverse Effect or materially adversely affect the funding status of any such plan. Neither any Career Mosaic Pension Plan nor any "single-employer plan," within the meaning of
Section 4001(a)(15) of ERISA, currently or formerly maintained by Career Mosaic, or the single-employer plan of any entity which is considered one employer with Career Mosaic under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (an "ERISA Affiliate") has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have an Career Mosaic Business Material Adverse Effect. Career

Mosaic has not provided, and is not required to provide, security to an Career Mosaic Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

     (d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Career Mosaic with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have an Career Mosaic Business Material Adverse Effect. Career Mosaic has not incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have an Career Mosaic Business Material Adverse Effect. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Career Mosaic Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

     (e) Except as disclosed in Section 7.14 of the Career Mosaic Disclosure Memorandum, Career Mosaic has no Liability for retiree health and life benefits under any of the Career Mosaic Benefit Plans and there are no restrictions on the rights of Career Mosaic to amend or terminate any such retiree health or benefit Plan without incurring any Liability thereunder, which Liability is reasonably likely to have an Career Mosaic Business Material Adverse Effect.

     (f) Except as disclosed in Section 7.14 of the Career Mosaic Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of Career Mosaic from Career Mosaic under any Career Mosaic Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Career Mosaic Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect.

     (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of Career Mosaic and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been adequately reflected on the Career Mosaic Financial Statements to the extent required by and in accordance with GAAP.

     7.15 Material Contracts. Except as disclosed in Section 7.15 of the Career Mosaic Disclosure Memorandum or otherwise reflected in the Career Mosaic Financial Statements, neither Career Mosaic nor any of its Assets or the Career Mosaic Business, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting or retirement Contract, (ii) any Contract relating to the borrowing of money by Career Mosaic or the guarantee by Career Mosaic of any such obligation, (iii) any Contract which prohibits or restricts (A) the engagement of the Career Mosaic Business or
(B) competition with any other Person, (iv) any Contract between Omnicom, BHA or any Affiliate thereof on one hand, and Career Mosaic on the other, (v) any Contract involving Intellectual Property used in the operation of the Career Mosaic Business or included in the Transferred Assets (other than Contracts entered into in the ordinary course of the Career Mosaic Business, (vi) any Contract relating to the purchase or sale of any goods or services, other than Contracts entered into in the ordinary course of the Career Mosaic Business and involving payments under any individual Contract not in excess of $100,000,
(vii) any other Contract that would be required to be filed as an exhibit to a Form 10-K as of the date of this Agreement if Career Mosaic were required to file a Form 10-K on such date (collectively, the "Career Mosaic Contracts"). The Career Mosaic Contracts constitute all of the material Contracts necessary for, or used in connection with, the operation of the Career Mosaic Business as presently conducted. With respect to each Career Mosaic Contract and except as disclosed in Section 7.15 of the Career Mosaic Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) Career Mosaic is not in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect; (iii) Career Mosaic has not repudiated or waived any material provision of any such

Contract; (iv) no other party to any such Contract is, to the Knowledge of Omnicom, BHA and Career Mosaic, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect, and (v) no other party to such Contract has, to the Knowledge of Omnicom, BHA and Career Mosaic, repudiated or waived any material provision thereunder. All Career Mosaic Contracts which were included in the Transferred Assets have been assigned to Career Mosaic and all Consents required in connection therewith have been obtained.

     7.16 Legal Proceedings. There is no Litigation instituted, pending or, to the Knowledge of Omnicom, BHA and Career Mosaic, threatened against Career Mosaic, the Career Mosaic Business, or against any director, employee or employee benefit plan of Career Mosaic, or against any Asset (including the Transferred Assets), interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against Career Mosaic or the Career Mosaic Business, that are reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect. Section
7.16 of the Career Mosaic Disclosure Memorandum contains a summary of all Litigation as of the date of this Agreement to which (i) Career Mosaic is a party and which names Career Mosaic as a defendant or cross-defendant or for which Career Mosaic has any potential Liability, or (ii) the Transferred Assets or the Career Mosaic Business is the subject.

     7.17 Reports. Since the date of Career Mosaic's organization, Career Mosaic has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except for failures to file reports or statements which are not reasonably likely to have, individually or in the aggregate, an Career Mosaic Business Material Adverse Effect). As of their respective dates, each of such reports and documents complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     7.18 Statements True and Correct. None of the information supplied or to be supplied by Omnicom, BHA or Career Mosaic for inclusion in the Registration Statement to be filed by HeadHunter.NET with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein no misleading. None of the information supplied or to be supplied by Omnicom, BHA or Career Mosaic for inclusion in the Proxy Statement to be mailed to HeadHunter.NET's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of HeadHunter.NET or at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that Omnicom, BHA or Career Mosaic are responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

     7.19 Regulatory Matters. Neither Omnicom, BHA nor Career Mosaic has taken or agreed to take any action and has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 11.1(b) or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

     7.20 Ownership of HeadHunter.NET Common Stock. As of the date of this Agreement, neither Omnicom nor any of its majority owned subsidiaries (including
BHA) owns, and at the Effective Time neither Omnicom nor any of its majority owned subsidiaries will own, of record or beneficially, any shares of

HeadHunter.NET common stock nor does Omnicom or any of such subsidiaries (including BHA) have any Equity Rights with respect to HeadHunter.NET capital stock, except for the shares of HeadHunter.NET common stock to be received in the Merger and no more than 100,000 shares owned pursuant to independently trusteed employee plans of Omnicom and its majority owned subsidiaries.

     7.21 Privacy; Web Site. Each of Omnicom, BHA and Career Mosaic have complied with the terms of the privacy policy stated on the web site used in the operation of the Career Mosaic Business at all times during which Omnicom, BHA and Career Mosaic have operated the Career Mosaic Business. No web site used in the operation of the Career Mosaic Business contains content or links to other web sites which contain content that is illegal, obscene or defamatory. No personally identifiable data with respect to users of the Career Mosaic Business' web sites have been provided to third parties without the consent of such user.

     7.22 Brokers, Etc. No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisors or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Omnicom, BHA or Career Mosaic.

                                   ARTICLE 8

                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     8.1 Covenants of HeadHunter.NET. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of BHA shall have been obtained (which consent shall not be unreasonably withheld or delayed), and except as otherwise expressly contemplated herein, HeadHunter.NET shall and shall cause each of its subsidiaries to (a) operate its business in all material respects only in the ordinary course thereof, (b) use commercially reasonable best efforts to preserve intact its business as conducted on the date hereof in all material respects and its material Assets and maintain its material rights and franchises, and (c) take no action which would (i) materially adversely affect the ability of any party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 11.1(b) or 11.1(c), or (ii) materially adversely affect the ability of any party to perform its covenants and agreements under this Agreement.

     8.2 Negative Covenants of HeadHunter.NET. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, except as otherwise provided in this Agreement, unless the prior written consent of BHA shall have been obtained (which consent shall not be unreasonably withheld or delayed), HeadHunter.NET covenants that it will not do or agree or commit to do, or permit any of its subsidiaries to do or agree or commit to do, any of the following:

        (a) amend the Articles of Incorporation, Bylaws or other governing instruments of HeadHunter.NET or its subsidiaries, except in connection with the adoption of the Rights Plan or as otherwise required by this Agreement, or

        (b) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $2,000,000, except in the ordinary course of the business of HeadHunter.NET consistent with past practices or as contemplated in the Credit Agreement, or impose, or suffer the imposition, on any Asset of HeadHunter.NET and its subsidiaries of any Lien or permit any such Lien to exist; or

        (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of HeadHunter.NET or its subsidiaries or declare or pay any dividend or make any other distribution in respect of HeadHunter.NET's capital stock; or

        (d) except for (1) this Agreement, (2) pursuant to the exercise of stock options and warrants outstanding as of the date hereof and listed in
     Section 6.3 of the HeadHunter.NET Disclosure Schedule (which, except as set forth in Section 6.3(b), all shall fully vest upon the Effective Time of the Merger) or in respect of up to 400,000 shares of HeadHunter.NET common stock pursuant to stock options awarded after the date of this Agreement in the ordinary course of business consistent with past practice to employees who are not directors or officers of HeadHunter.NET (which shall vest in accordance with the terms approved by the HeadHunter.NET Board of Directors, which shall not accelerate as a result of the Effective Time), (3) as disclosed in Section 8.2(d) of the HeadHunter.NET Disclosure Memorandum and (4) pursuant to the Rights Plan in accordance with its terms, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of HeadHunter.NET common stock or any other capital stock of any subsidiary, or any stock appreciation rights, or any option, warrant, or other Equity Right; or

        (e) adjust, split, combine or reclassify any capital stock of HeadHunter.NET or its subsidiaries or issue or authorize the issuance of any other securities in respect of or in substitution for shares of HeadHunter.NET common stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber (x) any shares of capital stock of HeadHunter.NET or its subsidiaries or (y) any material Asset other than in the ordinary course of business for reasonable and adequate consideration; or

        (f) grant any increase in compensation or benefits to the employees, officers or directors of HeadHunter.NET, except in accordance with the ordinary course of business consistent with past practice, subsection (d) above or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement; enter into or amend any severance agreements with officers of HeadHunter.NET; grant any increase in fees or other increases in compensation or other benefits to directors of HeadHunter.NET; or enter into any other Contract or arrangement with any director or officer of HeadHunter.NET or any other Person who, to the Knowledge of HeadHunter.NET, is a relative of a director or officer of HeadHunter.NET; or

        (g) enter into or amend any employment Contract between HeadHunter.NET and any Person (unless such amendment is required by Law) that HeadHunter.NET does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time, except as otherwise contemplated in this Agreement; or

        (h) adopt any new employee benefit plan of HeadHunter.NET or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of HeadHunter.NET, other than as otherwise contemplated in Section 9.10 of this Agreement, the acceleration of the vesting of all options outstanding prior to the Effective Time (except as otherwise provided in Section 6.3(b) of this Agreement), or any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax-qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law or the terms of such plans; or

        (i) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

        (j) commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of HeadHunter.NET for material money damages or restrictions upon the operations of HeadHunter.NET; or

        (k) except in the ordinary course of business, as otherwise contemplated by this Agreement or for advertising, marketing or co-branding agreements under which HeadHunter.NET's aggregate annual payment obligations do not exceed $2,000,000, enter into, modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims; or

        (l) take any action that would cause the representations and warranties of HeadHunter.NET and Merger Sub set forth in Article 6 to no longer be true and correct in all material respects; or

        (m) authorize, commit or agree to take any of the foregoing actions.

     8.3 Omnicom, BHA and Career Mosaic Covenants. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of the

HeadHunter.NET shall have been obtained (which consent shall not be unreasonably withheld or delayed), and except as otherwise expressly contemplated herein, Omnicom, BHA and Career Mosaic shall (x) operate the Career Mosaic Business in all material respects only in the ordinary course thereof, (y) use commercially reasonable best efforts to preserve intact the Career Mosaic Business in all material respects and the material Assets (including the Transferred Assets) used in, or necessary for, the operation of the Career Mosaic Business, and maintain the Career Mosaic Business' material rights and franchises, and (z) take no action which would (i) materially adversely affect the ability of any party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentences of Section 11.1(b) or 11.1(c) or (ii) materially adversely affect the ability of any party to perform its covenants and agreements under this Agreement. Omnicom, BHA and Career Mosaic each further covenants and agrees that it will not do or agree or commit to do any of the following without the prior written consent of HeadHunter.NET (which consent shall not be unreasonably withheld or delayed):

        (a) amend the Certificate of Incorporation or Bylaws of Career Mosaic, or

        (b) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $100,000 with respect to Career Mosaic or the Career Mosaic Business, except in the ordinary course of the Career Mosaic Business consistent with past practices or as otherwise contemplated by this Agreement, or impose, or suffer the imposition, on any Asset (including any Transferred Asset) of Career Mosaic or any Asset used in, or necessary for, the operation of the Career Mosaic Business, of any Lien or permit any such Lien to exist; or

        (c) repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Career Mosaic, or declare or pay any dividend or make any other distribution in respect of the capital stock of Career Mosaic; or

        (d) except for this Agreement or as disclosed in Section 8.3(d) of the Career Mosaic Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of capital stock of Career Mosaic, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

        (e) adjust, split, combine or reclassify any shares of capital stock of Career Mosaic or issue or authorize the issuance of any other securities in respect of or in substitution for shares of such capital stock or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of Career Mosaic, or any Asset (including Transferred Assets) used in, or necessary for, the operation of the Career Mosaic Business as presently conducted, other than in the ordinary course of the Career Mosaic Business for reasonable and adequate consideration; or

        (f) grant any increase in compensation or benefits to the employees or officers of Career Mosaic or individuals who are employees of the Career Mosaic Business, except in accordance with the ordinary course of business consistent with past practice or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement or the provisions of any applicable program or plan adopted prior to the date of this Agreement; enter into or amend any severance agreements with officers of Career Mosaic; grant any increase in fees or other increases in compensation or other benefits to directors of Career Mosaic; or enter into any other Contract or arrangement with any director or officer of Career Mosaic or any Person who, to the Knowledge of Omnicom and BHA, is a relative of a director or officer of HeadHunter.NET; or

        (g) enter into or amend any employment Contract between Career Mosaic and any Person (unless such amendment is required by Law) that Career Mosaic does not have the unconditional right to terminate without Liability (other than Liability for services already rendered or severance pay in the ordinary course of business consistent with past practice), at any time on or after the Effective Time; or

        (h) adopt any new employee benefit plan of Career Mosaic or which covers employees who are associated with the Career Mosaic Business, or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of Career Mosaic other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans except as required by Law or the terms of such plans; or

        (i) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in applicable Tax Laws or regulatory accounting requirements or GAAP; or

        (j) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of Career Mosaic for material money damages or restrictions upon the operations of any Career Mosaic; or

        (k) except in the ordinary course of the Career Mosaic Business, enter into, modify, amend or terminate any material Contract, or waive, release, compromise or assign any material rights or claims; or

        (l) purchase or otherwise acquire beneficial ownership of any shares of HeadHunter.NET common stock or any Equity Rights with respect to HeadHunter.NET capital stock; or

        (m) sell, dispose or otherwise transfer any shares of Career Mosaic common stock; or

        (n) take any action that would cause the representations and warranties of Omnicom, BHA and Career Mosaic set forth in Article 7 to no longer be true and correct in all material respects; or

        (o) authorize, commit or agree to take any of the foregoing actions.

     8.4 Adverse Changes in Condition. Each party agrees to give written notice promptly to the other parties upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a HeadHunter.NET Material Adverse Effect or an Career Mosaic Business Material Adverse Effect, as the case may be, or (ii) would cause or constitute a material breach of any of its representations, warranties or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

     8.5 Reports. Each party and its subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other parties copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present, in all material respects, the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

     8.6 No Solicitation by HeadHunter.NET. (a) Except as expressly permitted by this Section 8.6, neither the Board of Directors of HeadHunter.NET nor any committee thereof shall authorize or cause HeadHunter.NET to enter into any letter of intent, agreement in principal, acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to any Takeover Proposal, unless such Acquisition Agreement would not prevent consummation of the transactions contemplated by this Agreement and, if the transactions contemplated by such Acquisition Agreement were consummated, holders of the HeadHunter.NET common stock issuable in the Merger are treated in the same manner as all other holders of HeadHunter.NET common stock.

     (b) HeadHunter.NET shall promptly advise BHA orally and in writing of any request for information or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. HeadHunter.NET will keep BHA informed of the status and material details (including amendments or proposed amendments) of any such request or Takeover Proposal. BHA shall maintain the confidentiality of any such information regarding a Takeover Proposal provided to BHA by HeadHunter.NET or its Affiliates.

     (c) Nothing contained in this Section 8.6 shall prohibit HeadHunter.NET from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act or from making any disclosure to HeadHunter.NET's shareholders (including with respect to the delivery by HeadHunter.NET to BHA of a Notice of Takeover Proposal) if, in the good faith judgment of the Board of Directors of HeadHunter.NET, after consultation with, and in conformity with the advice of, outside counsel, failure so to disclose would be inconsistent with its fiduciary obligations under applicable law or
(ii) after having consulted with and considered the advice of outside counsel, reasonably determining in good faith that the making of a recommendation to its shareholders for approval of the matters submitted for approval or the failure to withdraw or modify such recommendation would constitute a breach of the fiduciary duties of the members of the Board of Directors of HeadHunter.NET to its shareholders under applicable law.

                                   ARTICLE 9

                             ADDITIONAL AGREEMENTS

     9.1 Registration Statement; Proxy Statement; Shareholder Approval. As soon as reasonably practicable after execution of this Agreement (and in no event later than 60 days following receipt of Career Mosaic Financial Statements which comply in all material respects with the requirements of the applicable Securities Laws for inclusion in the Registration Statement), HeadHunter.NET, BHA and Career Mosaic jointly shall prepare and file the Registration Statement with the SEC and each shall use its commercially reasonable best efforts to (i) cause the Registration Statement to become effective under the 1933 Act, (ii) take any action required to be taken under applicable state securities Laws in connection with the issuance of the shares of HeadHunter.NET common stock upon consummation of the Merger and (iii) register for resale by BHA in the Registration Statement a number of shares of HeadHunter.NET common stock which will reduce BHA's ownership of HeadHunter.NET common stock to less than 20% of all shares outstanding on the filing date of the Registration Statement; provided that (1) the Registration Statement only shall remain effective for a period of one year after the date that the Registration Statement is declared effective by the SEC, provided, that, BHA shall not sell any Resale Shares under the Registration Statement if HeadHunter.NET furnishes BHA with written notice that facts and circumstances which are not publicly available exist which require HeadHunter.NET to prohibit sales under the Registration Statement for an aggregate period of up to 90 days in any twelve month period and (2) any Person who purchases an amount of the Resale Shares which equals at least 1% of the total shares of HeadHunter.NET common stock outstanding on the date such Person purchases such Resale Shares, BHA shall cause, as a condition to such sale, such Person to enter into a written agreement in form and substance reasonably satisfactory to HeadHunter.NET whereby such Person agrees to execute promptly upon request a customary lock-up agreement in connection with any public offering conducted by HeadHunter.NET within one year after the Effective Time. In addition, HeadHunter.NET, to the extent permitted under applicable Securities Laws, shall have the right, in its sole discretion, to file post-effective amendments to the Registration Statement to, among other things, convert the Registration Statement into a registration statement on Form S-3, or such other appropriate form. HeadHunter.NET shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of the issuance of the consideration in the Merger and such other matters as it deems appropriate. In connection with the Shareholders' Meeting, (i) HeadHunter.NET shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to its shareholders and (ii) the parties shall furnish to each other all information concerning them that HeadHunter.NET may reasonably request in connection with such Proxy Statement. The parties shall make all necessary filings with respect to the Merger under the Securities Laws.

     9.2 Listing. HeadHunter.NET shall use its best efforts to list, simultaneous with the Effective Time, on the Nasdaq National Market the shares of HeadHunter.NET common stock issued to the holders of Career Mosaic common stock pursuant to the Merger; and HeadHunter.NET shall give all notices and make all filings with the NASD required in connection with the transactions contemplated herein.

     9.3 Applications; Antitrust Notification. The parties shall promptly prepare and file applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. To the extent required by the HSR Act, each of the parties will promptly file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated hereby and any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act and will comply in all material respects with the requirements of the HSR Act. The parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby.

     9.4 Filings with State Offices. Upon the terms and subject to the conditions of this Agreement, Merger Sub shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.

     9.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each party agrees to use, and to cause its subsidiaries to use, its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 11; provided, that nothing herein shall preclude either party from exercising its rights under this Agreement. Each party shall use, and shall cause each of its subsidiaries to use, its commercially reasonable best efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement. Any withdrawal or modification of its recommendation about approval of the Merger by the HeadHunter.NET Board of Directors pursuant to Section 8.6(c) hereof shall not be deemed to violate or breach this Section 9.5.

     9.6 Investigation and Confidentiality. (a) Prior to the Effective Time, each party shall keep the other parties reasonably apprised of all material developments relevant to its business and to consummation of the Merger and shall permit the other party to make or cause to be made such investigation of the business and properties of it and its subsidiaries and of their respective financial and legal conditions as the other party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a party shall affect the representations and warranties of the other party.

     (b) Each party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other party concerning its businesses, operations and financial positions. If this Agreement is terminated prior to the Effective Time, each party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other party.

     (c) Each party agrees to give the other party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, a material breach of any representation, warranty, covenant or agreement of any other party.

     9.7 Press Releases. Prior to the Effective Time, Omnicom, BHA, Career Mosaic and HeadHunter.NET shall consult with each other as to the form and substance of any press release or other public disclosure related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 9.7 shall be deemed to prohibit any party from making any disclosure which it determines in good faith to be necessary or advisable in order to satisfy such party's disclosure obligations imposed by Law.

     9.8 Tax Treatment. Each of the parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action, including merging Merger Sub with or into HeadHunter.NET, which would cause the Merger not to qualify as a "reorganization" within the meaning of Section 368(a)(2)(D) of the Internal Revenue Code for federal income tax purposes.

     9.9 Indemnification, Exculpation and Insurance. (a) HeadHunter.NET agrees that any indemnification or other agreements of Career Mosaic as in effect on the date hereof and as disclosed on Section 9.9(a) of the Career Mosaic Disclosure Memorandum, which are for the benefit of individuals who are not listed in Section 5.1 of this Agreement, shall be assumed by the Surviving Corporation and HeadHunter.NET in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms.

     (b) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and Assets to any Person, then, and in each such case, HeadHunter.NET shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in Section 9.9(a).

     (c) For six years after the Effective Time, HeadHunter.NET shall cause all director nominees named in Section 5.1 hereof to be covered under all director and officer liability insurance coverage available to its directors and officers at the Effective Time.

     (d) The provisions of this Section 9.9 are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

     9.10 Fees and Expenses. Except as provided in this Section 9.10, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated. Without limiting the generality or effect of the foregoing, HeadHunter.NET and Omnicom equally shall bear and pay the costs and expenses incurred in connection with the filing and printing of the Registration Statement and Proxy Statement, the mailing of the Proxy Statement and the filing fees for the premerger notification and report forms under the HSR Act.

     9.11 Certain Employee Matters. Following the Merger, HeadHunter.NET will cause the Surviving Corporation to (i) honor all obligations under employment and severance Contracts of Career Mosaic, the existence of which have been disclosed to HeadHunter.NET in Schedule 7.15 of the Career Mosaic Disclosure Memorandum and otherwise do not constitute a violation of this Agreement, in accordance with the terms thereof without offset or deduction (other than withholding Taxes required by Law to be withheld) and (ii) not take any action during the period from the Closing Date to the first anniversary of the Closing Date (the "First Anniversary Date") which results in the employees of Career Mosaic immediately prior to the Effective Time set forth on Schedule 9.11 of the Career Mosaic Disclosure Memorandum (the "Closing Date Employees") receiving compensation and benefits that, in the aggregate, are less favorable than the compensation and benefits to which other similarly situated employees of HeadHunter.NET or its subsidiaries are entitled, provided, however, that nothing herein will prohibit HeadHunter.NET from (a) taking any action required by Law or (b) substituting, in accordance with applicable Law and the terms of any applicable benefit plan, a benefit plan applicable to similarly situated Closing Date Employees. To the extent that any benefit plan of HeadHunter.NET or any of its subsidiaries becomes applicable to any Closing Date Employees, HeadHunter.NET will grant, or cause to be granted, to such Closing Date Employees credit for their service with BHA, Career Mosaic or their respective Affiliates for the purpose of determining eligibility to participate and nonforfeitability of benefits under such benefit plan and for purposes of benefit accrual under vacation and severance pay plans. With respect to any welfare benefit plan of HeadHunter.NET or its subsidiaries made available to Closing Date Employees, HeadHunter.NET will waive or cause its subsidiaries to waive any waiting periods, pre-existing condition exclusions and actively-at-work requirements to the extent such provisions were inapplicable to any Closing Date Employee immediately before such plan was made available and provide that any expenses incurred on or before the date such plan was made available by any such individual or such individual's covered dependents will be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

                                   ARTICLE 10

                                INDEMNIFICATION

     10.1 Agreement of Omnicom to Indemnify. Subject to the terms and conditions of this Article 10, Omnicom and BHA, jointly and severally, agree to indemnify, defend and hold harmless HeadHunter.NET and Merger Sub, and each of their respective Affiliates, officers, directors, employees, agents and representatives (collectively, the "HeadHunter.NET Indemnitees") from, against, for and in respect of any and all Losses asserted against, or paid, suffered or incurred by, a HeadHunter.NET Indemnitee and resulting from, based upon, or arising out of:

        (a) the material breach of any representation or warranty of Omnicom, BHA or Career Mosaic contained in or made pursuant to this Agreement or in the certificates referenced in Sections 11.3(c) and (f) in connection herewith, regardless of whether HeadHunter.NET had Knowledge of such inaccuracy, untruth, incompleteness or breach prior to the Effective Time; and

        (b) a material breach of any covenant of Omnicom, BHA or Career Mosaic made in this Agreement; and

        (c) any Loss arising out of any Tax Liability incurred by the Surviving Corporation or HeadHunter.NET as the result of the failure of the contribution by BHA of the Transferred Assets to Career Mosaic to qualify for tax-free treatment under Section 351 of the Internal Revenue Code, or any other Tax Liability for which the Surviving Corporation is liable as the result of Career Mosaic being a member of the Omnicom affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is HeadHunter.NET) under Treasury Regulation Section 1.1502-6.

     10.2 Agreement of HeadHunter.NET to Indemnify. Subject to the terms and conditions of this Article 10, HeadHunter.NET agrees to indemnify, defend and hold harmless BHA, and each of their respective Affiliates, officers, directors, employees, agents and representatives (collectively, the "BHA Indemnitees") from, against, for and in respect of any and all Losses asserted against, or paid, suffered or incurred by, a BHA Indemnitee and resulting from, based upon, or arising out of:

        (a) the material breach of any representation or warranty of HeadHunter.NET or Merger Sub contained in or made pursuant to this Agreement or in the certificates referenced in Sections 11.2(c) and (e) in connection herewith, regardless of whether Omnicom, BHA or Career Mosaic had Knowledge of such inaccuracy, untruth, incompleteness or breach prior to the Effective Time; and

        (b) a material breach of any covenant of HeadHunter.NET or Merger Sub made in this Agreement.

     10.3 Procedures for Indemnification. (a) An indemnification claim shall be made by a HeadHunter.NET Indemnitee or BHA Indemnitee (hereinafter an "Indemnitee"), as the case may be, by delivery of a written notice to the indemnifying party specifying the basis on which indemnification is sought and the amount of asserted Losses and, in the case of a Third Party Claim, containing (by attachment or otherwise) information in reasonable detail as such Indemnitee shall have concerning such Third Party Claim.

     (b) If the indemnification claim involves a Third Party Claim, the procedures set forth in Section 10.3 shall be observed by the Indemnitee and the indemnifying party.

     (c) If the indemnification claim involves a matter other than a Third Party Claim, the indemnifying party shall have 30 days to object to such indemnification claim by delivery of a written notice of such objection to such Indemnitee specifying in reasonable detail the basis for such objection. Failure to timely so object shall constitute a final and binding acceptance of the indemnification claim by the indemnifying party and the indemnification claim shall be paid in accordance with subsection (d) hereof.

     (d) Upon determination of the amount of an indemnification claim, whether by agreement between the indemnifying party and the Indemnitee or by any final adjudication, the indemnifying party shall pay the amount of such indemnification claim within twenty (20) days of the date such amount is determined.

     10.4 Third Party Claims. The obligations and liabilities of the parties hereunder with respect to a Third Party Claim shall be subject to the following terms and conditions:

        (a) The Indemnitee shall give the indemnifying party written notice of a Third Party Claim promptly after receipt by the Indemnitee of notice thereof, and the indemnifying party may undertake the defense, compromise and settlement thereof by representatives of its own choosing reasonably acceptable to the Indemnitee. The failure of the Indemnitee to notify the indemnifying party of such claim shall not relieve the indemnifying party of any liability that it may have with respect to such claim except to the extent the indemnifying party demonstrates that the defense of such claim is prejudiced by such failure. The assumption of the defense, compromise and settlement of any such Third Party Claim by the indemnifying party shall be an acknowledgment of the obligation of the indemnifying party to indemnify the Indemnitee with respect to such claim hereunder. If the Indemnitee desires to participate in, but not control, any such defense, compromise and settlement, it may do so at its sole cost and expense. If, however, the indemnifying party fails or refuses to undertake the defense of such Third Party Claim within twenty (20) days after written notice of such claim has been given to the indemnifying party by the Indemnitee, the Indemnitee shall have the right to undertake the defense, compromise and settlement of such claim with counsel of its own choosing. In the circumstances described in the preceding sentence, the Indemnitee shall, promptly upon its assumption of the defense of such claim, make an indemnification claim which shall be deemed an indemnification claim that is not a Third Party Claim for the purposes of the procedures set forth herein.

        (b) If, in the reasonable opinion of the Indemnitee, any Third Party Claim or the litigation or resolution thereof involves an issue or matter which could have a material adverse effect on the business, operations, assets, properties or prospects of the Indemnitee (including, without limitation, the administration of the tax returns and responsibilities under the tax laws of the Indemnitee), the Indemnitee shall have the right to control the defense, compromise and settlement of such Third Party Claim undertaken by the indemnifying party, and the costs and expenses of the Indemnitee in connection therewith shall be included as part of the indemnification obligations of the indemnifying party hereunder. If the Indemnitee shall elect to exercise such right, the indemnifying party shall have the right to participate in, but not control, the defense, compromise and settlement of such Third Party Claim at its sole cost and expense.

        (c) No settlement of a Third Party Claim involving the asserted liability of the indemnifying party under this Article shall be made without the prior written consent by or on behalf of the indemnifying party, which consent shall not be unreasonably withheld or delayed. Consent shall be presumed in the case of settlements of $20,000 or less where the indemnifying party has not responded within ten (10) business days of notice of a proposed settlement. If the indemnifying party assumes the defense of such a Third Party Claim, (a) no compromise or settlement thereof may be effected by the indemnifying party without the Indemnitee's consent unless (i) there is no finding or admission of any violation of law or any violation of the rights of any person and no effect on any other claim that may be made against the Indemnitee, (ii) the sole relief provided is monetary damages that are paid in full by the indemnifying party, and (iii) the compromise or settlement includes, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnitee of a release, in form and substance satisfactory to the Indemnitee, from all liability in respect of such Third Party Claim, and (b) the Indemnitee shall have no liability with respect to any compromise or settlement thereof effected without its consent.

        (d) In connection with the defense, compromise or settlement of any Third Party Claim, the parties to this Agreement shall execute such powers of attorney as may reasonably be necessary or appropriate to permit participation of counsel selected by any party hereto and, as may reasonably be related to any such claim or action, shall provide access to the counsel, accountants and other representatives of each party during normal business hours to all properties, personnel, books, tax records, contracts, commitments and all other business records of such other party and will furnish to such other party copies of all such documents as may reasonably be requested (certified, if requested).

     10.5 Exclusive Remedy. The rights of the Indemnitees to indemnification under this Article 10 are the exclusive rights and remedies against any other party hereto for any claim based on an inaccuracy, untruth, incompleteness or breach of any representation or warranty of any indemnifying party contained herein or in any certificate, schedule or exhibit furnished by such party in connection herewith, or based upon the failure of an indemnifying party to perform any covenant, agreement or undertaking required by the terms hereof to be performed by such indemnifying party.

     10.6 Survival. Except as otherwise provided below, all representations, warranties and covenants contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing until April 1, 2001, notwithstanding any investigation conducted with respect thereto or any knowledge acquired as to the accuracy or inaccuracy of any such representation or warranty; provided, however that (i) any representation, warranty, covenant or agreement made or to be performed by the indemnifying party contained in this Agreement related to any Taxes, employee benefit plans or environmental issues shall survive until the ninetieth (90th) day after the date upon which the liability to which any such claim may relate is barred by all applicable statutes of limitation and (ii) any representation or warranty contained in Sections 6.1, 6.2, 6.3, 7.1, 7.2 and 7.3 shall survive indefinitely. Any claim for indemnification under Sections 10.1(a), 10.1(b), 11.1(a) or 11.1(b) with respect to any of such matters which is not asserted by a notice given as herein provided specifically identifying the particular breach underlying such claim and the facts and the Loss relating thereto, within such specified periods of survival, may not be pursued and is hereby irrevocably waived.

     10.7 Limitations as to Amount. No indemnifying party shall have any liability with respect to the matters described in Sections 10.1(a) or 10.2(a) until the total of all Losses with respect thereto exceeds $1,000,000, at which time the Indemnitee shall be entitled to indemnification for the full amount of all Losses (including the first $1,000,000). Notwithstanding any other provision of this Agreement to the contrary, the indemnification obligations of Omnicom and BHA, collectively, on the one hand, and of HeadHunter.NET and Merger Sub, collectively, on the other hand, shall not exceed $35 million. The limitations set forth in this Section 10.7 shall not apply to (i) an intentional misrepresentation, (ii) an intentional breach of warranty, (iii) fraud of any indemnifying party, (iv) an indemnification claim based on Section 10.1(c) or
(v) an indemnification claim based on a breach of the representations and warranties set forth in Sections 6.8, 6.11, 6.14, 7.8, 7.11 and 7.14. The indemnifying party shall be liable for all Losses with respect to any indemnification claim based on subparagraphs (i)-(v) above and any amount recovered under such subparagraphs shall not be counted against the $35 million limit for purposes of any other indemnification claims.

     10.8 Tax Effect and Insurance. The liability of the indemnifying party with respect to any indemnification claim shall be reduced by the tax benefit if and when actually realized and any insurance proceeds (net of collection costs) received by the Indemnitee as a result of any Losses upon which such indemnification claim is based, and shall include any tax detriment if and when actually suffered by the Indemnitee as a result of such Losses or the receipt of payment therefor. The amount of any such tax benefit or detriment shall be determined by taking into account the effect, if any and to the extent determinable, of timing differences resulting from the acceleration or deferral of items of gain or loss resulting from such Losses and shall otherwise be determined so that payment by the indemnifying party of the indemnification claim, as adjusted to give effect to any such tax benefit or detriment, will make the Indemnitee as economically whole as is reasonably practical with respect to the Losses upon which the indemnification claim is based.

                                   ARTICLE 11

               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     11.1 Conditions to Obligations of Each Party. The respective obligations of each party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both parties pursuant to Section 13.5:

        (a) Shareholder Approval. The shareholders of HeadHunter.NET shall have approved the issuance of HeadHunter.NET common stock under this Agreement as and to the extent required by Law, by the provisions of any governing instruments, and by the rules of the NASD.

        (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities listed on Exhibit 11.1(b) shall be in full force and effect and all waiting periods required by Law shall have expired. No such Consent obtained from any Regulatory Authority shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of any party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

        (c) Consents and Approvals. Each party shall have obtained any and all Consents and no such Consent shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

        (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

        (e) Listing. All shares of HeadHunter.NET common stock to be issued to the holders of Career Mosaic common stock in the Merger shall have been approved for listing on the Nasdaq National Market.

     11.2 Conditions to Obligations of Omnicom, BHA and Career Mosaic. The obligations of Omnicom, BHA and Career Mosaic to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by them pursuant to Section 13.5:

        (a) Representations and Warranties. The representations and warranties of HeadHunter.NET and Merger Sub set forth in Article 6 which are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

        (b) Performance of Covenants. Each and all of the covenants of HeadHunter.NET and Merger Sub to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing Date shall have been duly performed and complied with in all material respects.

        (c) Certificates. HeadHunter.NET shall have delivered to Omnicom, BHA and Career Mosaic a certificate dated as of the Closing Date and signed on HeadHunter.NET's behalf by an executive officer to the effect that the conditions set forth in Sections 11.2(a) and (b) have been satisfied.

        (d) Documents. HeadHunter.NET, Merger Sub and ITC shall have executed and delivered all documents set forth in Article 5 of this Agreement (to the extent that each is a party thereto).

        (e) Second Quarter Revenues. HeadHunter.NET shall have either publicly announced or delivered to BHA a certificate executed by its Chief Financial Officer certifying that HeadHunter.NET had net revenues (revenues reduced by agency commissions) for the quarter ended June 30, 2000 of at least $7.05 million, determined in accordance with GAAP.

     11.3 Conditions to Obligations of HeadHunter.NET and Merger Sub. The obligations of HeadHunter.NET and Merger Sub to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by HeadHunter.NET pursuant to Section 13.5:

        (a) Representations and Warranties. The representations and warranties of Omnicom, BHA and Career Mosaic set forth in Article 7 of this Agreement which are qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of
     (1) the date of this Agreement or the Delivery Date (as specified in the initial paragraph of Article 7), and (2) the Closing Date, as if made at and as of such time (except to the extent expressly made as an earlier date, in which case as of such date).

        (b) Performance of Covenants. Each and all of the covenants of Omnicom, BHA and Career Mosaic to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing Date shall have been duly performed and complied with in all material respects.

        (c) Certificates. Omnicom shall have delivered to HeadHunter.NET a certificate dated as of the Closing Date and signed on its behalf by an executive officer, to the effect that the conditions set forth in Sections 11.3(a) and 11.3(b) have been satisfied.

        (d) Documents. Omnicom, BHA and Career Mosaic shall have executed and delivered all documents set forth in Article 5 of this Agreement (to the extent that each is a party thereto).

        (e) Career Mosaic Financial Statements. Arthur Andersen LLP shall have delivered to HeadHunter.NET the Career Mosaic Financial Statements (not including the unaudited interim financial statements for any period since the end of the most recent year), in form and substance reasonably satisfactory to HeadHunter.NET.

        (f) Second Quarter Net Revenues. Career Mosaic shall have delivered to HeadHunter.NET a certificate executed by its Chief Financial Officer certifying that Career Mosaic had net revenues (revenues reduced by agency commissions) for the quarter ended June 30, 2000 of at least $4.7 million, determined in accordance with GAAP.

                                   ARTICLE 12

                                  TERMINATION

     12.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of HeadHunter.NET, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

        (a) By mutual consent of HeadHunter.NET and BHA; or

        (b) By any party (provided that the terminating party (and each of its Affiliates which is a party hereto) is not then in material breach of any representation, warranty or covenant contained in this Agreement) in the event of a material breach by any other party (which is not an Affiliate of the terminating party) of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or

        (c) By any party (provided that the terminating party (and each of its Affiliates which is a party hereto) is not then in material breach of any representation, warranty or covenant contained in this Agreement) in the event of a material breach by any other party (which is not an Affiliate of the terminating party) of any covenant contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or

        (d) By any party (provided that the terminating party (and each of its Affiliates which is a party hereto) is not then in material breach of any representation, warranty or covenant contained in this Agreement) in the event (i) any Consent of any Regulatory Authority listed on Exhibit 11.1(b) shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of HeadHunter.NET fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Shareholders' Meeting where such matters were presented to such shareholders for their approval; or

        (e) By any party in the event that the Merger shall not have been consummated by the date 120 days after the initial filing date of the Registration Statement, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the terminating party (and each of its Affiliates which is a party hereto); or

        (f) By HeadHunter.NET, in the event that BHA has not provided the Career Mosaic Financial Statements by June 30, 2000; or

        (g) By BHA, in the event that HeadHunter.NET has not filed the Registration Statement within 60 days of HeadHunter.NET's receipt of the Career Mosaic Financial Statements; provided that (1) the Career Mosaic Financial Statements on the date of delivery materially comply with the requirements of Securities Laws applicable to financial statements to be included in the Registration Statement and (2) BHA has not breached its covenants contained in Sections 9.1 and 9.5 and such breach was a material factor in HeadHunter.NET's inability to file the Registration Statement within such 60-day period; or

        (h) By BHA, in the event that the Board of Directors of HeadHunter.NET shall have (i) taken any action prohibited by Section 8.6 of this Agreement or (ii) failed to reaffirm its approval of the Merger and the transactions contemplated by this Agreement (to the exclusion of any other specific Takeover Proposal, which would prevent consummation of the Merger), or shall have resolved not to reaffirm the Merger.

     12.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 12.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 12.2, Article 13, Section 9.6(b) and Section 9.11 shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 12.1(b) or 12.1(c) shall not relieve the breaching party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination.

                                   ARTICLE 13

                                 MISCELLANEOUS

     13.1 Definitions. (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

        "1933 Act" shall mean the Securities Act of 1933, as amended.

        "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

        "Affiliate" of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

        "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

        "Assets" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

        "Career Mosaic Business" shall mean the business transferred by BHA to Career Mosaic pursuant to the Contribution Agreement as conducted prior to the effective date of the Contribution Agreement by BHA, and as now conducted by Career Mosaic.

        "Career Mosaic Business Material Adverse Effect" shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence has a material adverse impact on (i) the financial position, business or results of operations of the Career Mosaic Business or (ii) the ability of Omnicom, BHA or Career Mosaic to perform their respective obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, which shall not include actions and omissions of Omnicom, BHA or Career Mosaic taken with the prior written Consent of HeadHunter.NET in contemplation of the transactions contemplated hereby.

        "Career Mosaic Disclosure Memorandum" shall mean the written information entitled "Career Mosaic Disclosure Memorandum" delivered prior to the date of this Agreement to HeadHunter.NET describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

        "Career Mosaic Financial Statements" shall mean the audited financial statements prepared by Arthur Andersen LLP with respect to the Career Mosaic Business for the three most recent fiscal years and the unaudited financial statements prepared with respect to the Career Mosaic Business for any interim periods since the end of the most recent fiscal year.

        "Closing Date" shall mean the date on which the Closing occurs.

        "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

        "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person.

        "Default" shall mean (i) any breach or violation of, default under, contravention of or conflict with any Contract, Law, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of or conflict with any Contract, Law, Order or Permit, or
     (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order or Permit.

        "DGCL" shall mean the Delaware General Corporation Law, as amended.

        "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. sec.sec. 9601, et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. sec.sec. 6901, et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Material.

        "Equity Rights" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

        "GBCC" shall mean the Georgia Business Corporation Code, as amended.

        "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products or oil (and specifically shall include asbestos requiring abatement, removal or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

        "HeadHunter.NET Disclosure Memorandum" shall mean the written information entitled "HeadHunter.NET Disclosure Memorandum" delivered prior to the date of this Agreement to Omnicom, BHA and Career Mosaic describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

        "HeadHunter.NET Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules) of HeadHunter.NET as of December 31, 1998 and as of December 31, 1999, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, as filed by HeadHunter.NET in SEC Documents filed prior to the date hereof, and (ii) the consolidated balance sheets of HeadHunter.NET (including related notes and schedules) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1999.

        "HeadHunter.NET Material Adverse Effect" shall mean an event, change or occurrence which, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of HeadHunter.NET and its subsidiaries, taken as a whole, or (ii) the ability of HeadHunter.NET to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, which shall not include actions and omissions of HeadHunter.NET (or any of its subsidiaries) taken with the prior written Consent of BHA in contemplation of the transactions contemplated hereby.

        "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "Intellectual Property" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, domain names, data, web site content, user data and other intellectual property rights.

        "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

        "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are actually known, without independent investigation or verification, by the chairman, president, chief financial officer, chief accounting officer, chief operating officer, general counsel, any assistant or deputy general counsel or any senior, executive or other vice president of such Person.

        "Law" shall mean any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

        "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

        "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) Liens which do not materially impair the use of or title to the Assets subject to such Lien.

        "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, governmental or other examination or investigation, hearing, administrative or other proceeding relating to or affecting a party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

        "Losses" shall mean any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages (including special and consequential damages, if asserted in a Third Party claim only), liabilities, costs, and expenses, including interest, penalties, cost of investigation and defense, and reasonable attorneys' and other professional fees and expenses.

        "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question.

        "NASD" shall mean the National Association of Securities Dealers, Inc.

        "Nasdaq National Market" shall mean the National Market System of the National Association of Securities Dealers Automated Quotations System.

        "Operating Property" shall mean any property owned, leased or operated by the party in question or by any of its subsidiaries or in which such party or subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

        "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

        "Participation Facility" shall mean any facility or property in which the party in question or any of its subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

        "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

        "Person" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

        "Proxy Statement" shall mean the proxy statement used by HeadHunter.NET to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of HeadHunter.NET relating to the issuance of the HeadHunter.NET common stock to the holders of Career Mosaic common stock.

        "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by HeadHunter.NET under the 1933 Act with respect to the shares of HeadHunter.NET common stock to be issued to the holders of Career Mosaic common stock in the Merger.

        "Regulatory Authorities" shall mean, collectively, the SEC, the NASD, the Federal Trade Commission, the United States Department of Justice and all other federal, state, county, local or other governmental or regulatory agencies, authorities (including self-regulatory authorities), instrumentalities, commissions, boards or bodies having jurisdiction over the parties and their respective subsidiaries.

        "Representative" shall mean any investment banker, financial advisor, attorney, accountant, consultant or other representative engaged by a Person.

        "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules and other documents filed, or required to be filed, by a party or any of its subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

        "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

        "Shareholders' Meeting" shall mean the meeting of the shareholders of HeadHunter.NET to be held pursuant hereto, including any adjournment or adjournments thereof.

        "Surviving Corporation" shall mean Merger Sub as the surviving corporation resulting from the Merger.

        "Takeover Proposal" shall mean any inquiry, proposal or offer from any Person (other than Omnicom of an Affiliate thereof) relating to any direct or indirect (i) sale, lease, exchange, transfer or other disposition (including a contribution to a joint venture) of at least 30% of the Assets of HeadHunter.NET and its subsidiaries, taken as a whole, or (ii) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, tender offer, exchange offer or other similar transaction the result of which is that HeadHunter.NET's shareholders immediately prior to such transaction in the aggregate cease to own at least 50% of the voting securities of the ultimate parent entity resulting from such transaction.

        "Tax Return" shall mean any report, return, information return or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a party or its subsidiaries.

        "Tax" or "Taxes" shall mean any federal, state, county, local or foreign taxes, charges, fees, levies, imposts, duties or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, payroll, franchise, stamp, occupation, windfall profits, federal highway use, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, ad valorem, value added, alternative or add-on minimum, estimated or other tax or of any kind whatsoever, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties and additions imposed thereon or with respect thereto.

        "Third Party Claim" shall mean any Litigation (including, without limitation, a binding arbitration or an audit by any taxing authority) that is instituted against an Indemnitee by a Person other than an indemnifying party and which, if prosecuted successfully, would result in a Loss for which such Indemnitee is entitled to indemnification hereunder.

        "Transferred Assets" shall mean the Assets related to, used in or necessary for, the conduct of the Career Mosaic Business which were transferred by BHA to Career Mosaic under that certain Contribution and Assumption Agreement dated as of the date of this Agreement and effective as of January 1, 2000, between BHA and Career Mosaic (the "Contribution Agreement").

        "Transferred Liabilities" shall mean the Liabilities related to or used in the Career Mosaic Business which were assumed by Career Mosaic under the Contribution Agreement.

     (b) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

     13.2 Brokers and Finders. Except for First Union Securities, Inc., the investment bankers for HeadHunter.NET and Merger Sub, the fees and expenses of which shall be paid by HeadHunter.NET, each of the parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by a party, such party agrees to indemnify and hold the other parties harmless of and from any Liability in respect of any such claim.

     13.3 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

     13.4 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of each of the parties, whether before or after shareholder approval of this Agreement has been obtained.

     13.5 Waivers. (a) Prior to or at the Effective Time, Omnicom, BHA or Career Mosaic, each acting through its respective Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by HeadHunter.NET or Merger Sub, to waive or extend the time for the compliance or fulfillment by HeadHunter.NET or Merger Sub of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Omnicom, BHA or Career Mosaic under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Omnicom, BHA or Career Mosaic, as the case may be.

     (b) Prior to or at the Effective Time, HeadHunter.NET or Merger Sub, each acting through its respective Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Omnicom, BHA or Career Mosaic, to waive or extend the time for the compliance or fulfillment by Omnicom, BHA or Career Mosaic of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of HeadHunter.NET or Merger Sub under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of HeadHunter.NET or Merger Sub.

     (c) The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     13.6 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     13.7 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

     HeadHunter.NET or Merger Sub:

        HeadHunter.NET, Inc.
        333 Research Court, Suite 200
        Norcross, Georgia 30092
        Telecopy Number: (770) 349-2401
        Attention: Chief Executive Office

     Copy to Counsel:

        Alston & Bird LLP
        1201 West Peachtree Street
        Atlanta, Georgia 30309-3424
        Telecopy Number: (404) 881-7777
        Attention: J. Vaughan Curtis, Esq.

     Omnicom, BHA or Career Mosaic:

        Omnicom Group Inc.
        437 Madison Avenue
        New York, New York 10022
        Telecopy Number: (212) 817-6551
        Attention: Randall J. Weisenburger

     Copy to Counsel:

        Jones Day Reavis & Pogue
        599 Lexington Avenue
        New York, New York 10022
        Telecopy Number: (212) 755-7306
        Attention: Thomas Bark, Esq.

     ITC:

        ITC Holding Company, Inc.
        3300 20th Avenue
        P.O. Box 20
        Valley, Alabama 36854
        Telecopy Number: (     )      -
        Attention: Chief Executive Officer

     Copy to Counsel:

        Kimberley E. Thompson, Esq.
        4717 Dolphin Lane
        Alexandria, Virginia 22309
        Telecopy Number: (703) 619-9720

     13.8 Governing Law; Jurisdiction. (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Georgia, without regard to any applicable conflicts of Laws principles thereof.

     (b) The parties agree that any litigation arising out of this Agreement may be brought only in any federal court located in the State of Delaware or in Delaware state court (collectively, the "Permitted Courts"). In furtherance thereof, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Permitted Court in the event any dispute arises out of this Agreement or any of the transaction contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request or leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Permitted Court. Notwithstanding the foregoing, nothing in this Agreement shall be construed as prohibiting a party from seeking to enforce a judgment obtained in a Permitted Court in a court in any other jurisdiction.

     13.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     13.10 Captions; Articles and Sections. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

     13.11 Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

     13.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     13.13 Specific Performance. The parties hereto agree that (i) irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and (ii) the parties will be entitled to an injunction to prevent material breaches of this Agreement and to specific performance of the terms hereof, in addition to any other remedy to which they may be entitled at law or in equity.

     IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the day and year first above written.

                                          OMNICOM GROUP INC.

                                          By:  /s/ RANDALL J. WEISENBURGER
                                            ------------------------------------
                                          Name:      Randall J. Weisenburger
                                              ----------------------------------
                                                 Executive Vice President and
                                          Title:     Chief Financial Officer
                                             -----------------------------------

                                          BERNARD HODES GROUP INC.

                                          By:  /s/ RANDALL J. WEISENBURGER
                                            ------------------------------------
                                          Name:      Randall J. Weisenburger
                                              ----------------------------------
                                          Title:         Duly Authorized
                                             -----------------------------------

                                          CAREER MOSAIC INC.

                                          By:  /s/ RANDALL J. WEISENBURGER
                                            ------------------------------------
                                          Name:      Randall J. Weisenburger
                                              ----------------------------------
                                          Title:         Duly Authorized
                                             -----------------------------------

                                          HEADHUNTER.NET, INC.

                                          By: /s/ ROBERT M. MONTGOMERY, JR.
                                            ------------------------------------
                                          Name:     Robert M. Montgomery, Jr.
                                              ----------------------------------
                                          Title:   President and Chief Executive
                                                 Officer
                                             -----------------------------------

                                          RESUME ACQUISITION CORPORATION

                                          By: /s/ ROBERT M. MONTGOMERY, JR.
                                            ------------------------------------
                                          Name:     Robert M. Montgomery, Jr.
                                              ----------------------------------
                                          Title:   President and Chief Executive
                                                 Officer
                                             -----------------------------------

                                          ITC HOLDING COMPANY, INC.

                                          By:    /s/ KIMBERLEY THOMPSON
                                            ------------------------------------
                                          Name:        Kimberley Thompson
                                              ----------------------------------
                                          Title:      Senior Vice President
                                             -----------------------------------

                                                                         ANNEX B

                          FIRST UNION SECURITIES, INC.

                                  CONFIDENTIAL

April 15, 2000

The Board of Directors
Headhunter.net, Inc.
6410 Atlantic Blvd., Suite 160
Norcross, GA 30071

Members of the Board:

     You have asked First Union Securities, Inc. to advise you with respect to the fairness, from a financial point of view, to the stockholders of Headhunter.net, Inc. ("HHNT" or the "Company") of the consideration (the "Consideration") to be issued by the Company pursuant to the terms of the Agreement and Plan of Merger, dated as of April 15, 2000 (the "Merger Agreement"), among Omnicom Group Inc., Bernard Hodes Group Inc., Career Mosaic Inc. ("CareerMosaic"), HHNT, Resume Acquisition Corporation and ITC Holding Company, Inc. ("ITC Holding"). As more fully described in the Merger Agreement, CareerMosaic will be merged with and into Resume Acquisition Corporation and at the effective time of such merger, the outstanding shares of the capital stock of CareerMosaic will be converted into the right to receive shares of HHNT common stock.

     In arriving at our opinion, we have, among other things:

     - Reviewed the financial terms and conditions of the Merger Agreement;

     - Reviewed certain business, financial and other information, including financial forecasts, regarding HHNT and CareerMosaic that was publicly available or furnished to us by members of HHNT's and CareerMosaic's management, and have discussed with such management teams their respective company's business and prospects;

     - Considered certain financial data related to HHNT and CareerMosaic and
       (i) compared that data with similar data for publicly held companies in businesses similar to those of HHNT and CareerMosaic and (ii) compared HHNT's and CareerMosaic's data relative to one another;

     - Considered the financial terms of certain other business combinations and other transactions which have recently been effected; and

     - Considered such other information, financial studies, analyses and investigations as well as financial and economic and market criteria that we deemed relevant.

     In connection with our review, we have relied upon the accuracy and completeness of the foregoing financial and other information, and we have not assumed any responsibility for any independent verification of such information. With respect to CareerMosaic's historical financial statements that we reviewed and that we point out to you were unaudited, we have assumed that they present fairly, in all material respects, the financial position of CareerMosaic as of the date to which they refer and the results of its operations and its cashflows for the respective periods then ended in conformity with generally accepted accounting principles. With respect to HHNT's and CareerMosaic's financial forecasts, we have assumed that they have been reasonably prepared and reflect the best current estimates and judgments of HHNT's and CareerMosaic's management teams as to the future financial performance of their respective companies. We have discussed HHNT's and CareerMosaic's financial projections with the respective management teams of HHNT and CareerMosaic, but we assume no responsibility for and express no view as to HHNT's and CareerMosaic's financial projections or the assumptions upon which they are based. In arriving at our opinion, we have not

Headhunter.net, Inc.
April 15, 2000
Page  2

conducted any physical inspection of the properties or facilities of HHNT or CareerMosaic and have not made or been provided with any evaluations or appraisals of the assets or liabilities of HHNT or CareerMosaic.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist and can be evaluated on the date of this opinion, and the information made available to us as of the date hereof. You should understand that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

     In rendering our opinion, we have assumed that (i) the Merger will be consummated on the terms described in the Merger Agreement that we reviewed, without any waiver of any material terms or conditions and (ii) the voting, standstill and lock-up agreements to be executed by ITC Holding will have no adverse impact on the value of ITC Holding's interest in HHNT. Our opinion does not address the relative merits of the Merger and any other business strategies considered by HHNT's Board of Directors, nor does it address HHNT's Board of Directors' decision to proceed with the Merger.

     First Union Securities, Inc. is an investment banking firm and an affiliate of First Union Corporation. We have been engaged to render financial advisory services to HHNT in connection with the Merger and will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of HHNT or Omnicom Group Inc. ("Omnicom"), the ultimate parent of CareerMosaic, for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We or our affiliates have in the past provided investment banking and financial advisory services to HHNT unrelated to the Merger, for which services we have received compensation. In addition, First Union Securities, Inc. and its affiliates (including First Union Corporation and its affiliates) may maintain relationships with HHNT and Omnicom.

     Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of HHNT in its evaluation of the Merger and do not constitute a recommendation to any holder of HHNT common stock as to how such holder should vote with respect to the Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to First Union Securities, Inc. or First Union Corporation be made, without our prior written consent; provided, however, that our opinion may be included in its entirety in any communication by HHNT to its shareholders, or if required to comply with applicable law, to the directors and shareholders of another party to the Merger Agreement.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deem relevant, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of HHNT common stock.

                                          Very truly yours,
                                          FIRST UNION SECURITIES, INC.

                                                                         ANNEX C

                            SHAREHOLDERS' AGREEMENT

     THIS SHAREHOLDERS' AGREEMENT (this "Agreement") is made and entered into as
of             , 2000, by and among HEADHUNTER.NET, INC., a Georgia corporation
(the "Company"), OMNICOM GROUP INC., a New York corporation ("Omnicom"), BERNARD HODES GROUP INC., a Delaware corporation and wholly owned subsidiary of Omnicom ("BHA"), and ITC HOLDING COMPANY, INC., a Delaware corporation ("ITC") (Each of Omnicom, BHA and ITC may be referred to individually as a "Shareholder" and collectively as "Shareholders").

     WHEREAS, pursuant to the terms of an Agreement and Plan of Merger, dated as
of April   , 2000 (as the same may be amended, the "Acquisition Agreement"), by and among the Company, Resume Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub"), Omnicom, BHA and Career Mosaic, Inc., a wholly owned subsidiary of BHA ("Career Mosaic"), Career Mosaic will merge with and into Merger Sub (the "Acquisition"), with the result that each of outstanding shares of common stock of Career Mosaic will be converted into the right to receive shares of common stock of the Company (the "Company Common Stock"); and

     WHEREAS, the parties have reached certain agreements with respect to their beneficial ownership of Company Common Stock after consummation of the Acquisition;

     NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the parties hereby agree as follows:

     1. Definitions. (a) "Affiliate" shall have the meaning assigned thereto in Rule 405, as presently promulgated under the Securities Act.

     (b) "beneficially owns" (or comparable variations thereof) has the meaning set forth in Rule 13d-3 as presently promulgated under the Exchange Act.

     (c) "BHA Slate" shall mean the two persons named as members of the BHA Slate in Section 3(b) hereof, as may be changed by BHA from time to time in accordance with Section 3.

     (d) "Equity Securities" means Voting Securities, Convertible Securities and Rights to Purchase Voting Securities.

     (e) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

     (f) "Independent Slate" shall mean the three persons named as members of the Independent Slate in Section 3(b) hereof, as may be changed by mutual agreement of ITC and BHA from time to time in accordance with Section 3(d) hereof.

     (g) "ITC Slate" shall mean the two persons named as members of the ITC Slate in Section 3(b) hereof, as may be changed by ITC from time to time in accordance with Section 3.

     (h) "Maximum Voting Percentage" shall mean 30% of the Voting Power of the Company.

     (i) "Person" means any individual, corporation, partnership, trust, other entity or group (within the meaning of Section 13(d)(3) of the Exchange Act).

     (j) "Restricted Group" means (i) any Shareholder, (ii) any and all Persons directly or indirectly controlled by any Shareholder, (iii) if such Shareholder is an individual, (a) any member of such Shareholder's family (including any spouse, parent, sibling, child, grandchild or other lineal descendant, including adoptive children), (b) the heirs, executors, personal representatives and administrators of any of the foregoing Persons, (c) any trust established for the benefit of any of the foregoing Persons and (d) any charitable foundations established by any of the foregoing Persons, and (iv) any and all groups (within the meaning of Section 13(d)(3) of the Exchange Act) of which any Shareholder or any Person directly or indirectly controlled by such Shareholder is a member, other than any such group not acting for the purpose of acquiring, holding or beneficially owning Equity Securities.

     (k) "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

     (l) "Standstill Period" means the period beginning on the date of this Agreement and ending on a date five years from the date of this Agreement.

     (m) "Voting Power" means, with respect to any Outstanding Voting Securities, the highest number of votes that the holders of all such Outstanding Voting Securities would be entitled to cast for the election of directors or on any other matter (except to the extent such voting rights are dependent upon events or default or bankruptcy), assuming, for purposes of this computation, the conversion or exchange into Voting Securities of Convertible Securities (whether presently convertible or exchangeable or not) and the exercise of Rights to Purchase Voting Securities (whether presently exercisable or not), in either case to the extent that any such action would increase the number of such votes.

     (n) "Voting Securities" means the Company Common Stock and any other securities of the Company of any kind or class having power generally to vote for the election of directors; "Convertible Securities" means securities of the Company which are convertible or exchangeable (whether presently convertible or exchangeable or not) into Voting Securities; "Rights to Purchase Voting Securities" means options, warrants and rights issued by the Company (whether presently exercisable or not) to purchase Voting Securities or Convertible Securities; and "Outstanding Voting Securities" means at any time the then issued and outstanding Voting Securities, Convertible Securities (which shall be counted at the maximum number of Voting Securities for which they can be converted or exchanged) and Rights to Purchase Voting Securities (which shall be counted at the maximum number of Voting Securities for which they can be exercised).

     2. Standstill Agreement. Each Restricted Group agrees, during the Standstill Period, unless specifically invited in writing by the Board of Directors of the Company, that such Restricted Group will not, either directly or indirectly through a representative or otherwise, (a) effect or seek, offer or propose (whether publicly or otherwise) to effect, or cause or participate in or in any way assist any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Exchange Act) or consents to vote any Voting Securities of the Company, (b) form, join or in any way participate in a "group" (as defined under the Exchange
Act), (c) except by reason of an Affiliate serving on the Board of Directors of the Company, otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (d) take any action which might force the Company to make a public announcement regarding any of the types of matters set forth in (a) above, or (e) enter into any discussions or arrangements with any third party with respect to any of the foregoing. Each Restricted Group also agrees during any such period not to request the Company (or its directors, officers, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence); provided, however, that nothing will prohibit a Restricted Group or member thereof from making a confidential proposal to the Board of Directors with respect to any of the foregoing provided that the terms thereof are conditioned upon the maintenance of such confidentiality by the Company.

     3. Voting. (a) Until such time as a Restricted Group beneficially owns Outstanding Voting Securities representing less than the lower of (1) 10% of the Voting Power of all Outstanding Voting Securities or (2) 50% of the Voting Power beneficially owned by such Restricted Group on the date hereof, at each meeting of shareholders of the Company, each Restricted Group shall vote the Voting Securities held by such Restricted Group (x) with respect to the election of directors, in favor of the persons named in the ITC Slate, the BHA Slate and the Independent Slate, (y) on all proposals of any other shareholder of the Company, in accordance with the recommendation of the Board of Directors of the Company, and (z) on all other matters that shall come before the shareholders of the Company for a vote, in its discretion up to the Maximum Voting Percentage and, with respect to any Voting Securities held in excess of the Maximum Voting Percentage, in proportion to how all other Voting Securities which are not held by such Restricted Group are voted.

     (b) For purposes of this Section 3, until subsequently changed as provided herein, the ITC Slate shall be Kimberley E. Thompson as a Class II director and William H. Scott, III as a Class III director; the BHA Slate shall be an individual designated by BHA, who may be any officer or director of BHA or Omnicom or any other person designated by BHA if such person is approved by the Company (such approval no to be unreasonably withheld or delayed) as a Class II director and an individual designated by BHA, who may be any officer or director of BHA or Omnicom or any other person designated by BHA if such person is approved by the Company (such approval no to be unreasonably withheld or delayed) as a Class III director; and the Independent Slate shall be Robert M. Montgomery, Jr. as a Class I director, Burton B. Goldstein, Jr. as a Class I director and an individual designated by BHA (who shall have been approved by the Company, such approval not to be unreasonably withheld or delayed) as a Class I director;

     (c) Each of ITC and BHA may change the ITC Slate and the BHA Slate, respectively, by written notice to the Board of Directors of the Company not later than the end of any fiscal year of the Company immediately preceding the next annual meeting of shareholders at which such director to be replaced would otherwise stand for election. ITC and BHA jointly may change any member of the Independent Slate by written notice to the Board of Directors of the Company not later than the end of any fiscal year of the Company immediately preceding the next annual meeting of shareholders at which such director to be replaced would otherwise stand for election.

     (d) In the event of any termination, death, disability, removal or resignation of any director or in the event that either ITC or BHA elects to change a member of its slate and causes its designee to resign as a director (a "Former Director"), such vacancy shall be filled as follows: (i) If the Former Director is a member of the ITC Slate or the BHA Slate, then ITC or BHA, as the case may be, shall nominate a person to replace the Former Director (a "Replacement Director") in writing to the Board of Directors; and (ii) if the Former Director is a member of the Independent Slate, then ITC and BHA jointly shall agree on a Replacement Director and nominate such Replacement Director to the Board of Directors. If the Board of Directors shall fail to appoint any such Replacement Director selected as set forth above to fill the unexpired term of a Former Director, then such vacancy on the Board of Directors of the Company shall remain until the next annual meeting of shareholders at which time such Replacement Director shall be elected to the Board of Directors as a member of the ITC Slate, the BHA Slate or the Independent Slate, as the case may be.

     (e) ITC's right to designate the members of the ITC Slate and the Independent Slate in Sections 3(b) and 3(d) will terminate on the date the Restricted Group that includes ITC beneficially owns Outstanding Voting Securities representing less than the lower of (i) 10% of the Voting Power of all Outstanding Voting Securities or (ii) 50% of the Voting Power beneficially owned by such Restricted Group on the date hereof. BHA's right to designate the members of the BHA Slate and the Independent Slate in Sections 3(b) and 3(d) will terminate on the date that Restricted Group that includes BHA beneficially owns Outstanding Voting Securities representing less than the lower of (i) 10% of the Voting Power of all Outstanding Voting Securities or (ii) 50% of the Voting Power beneficially owned by such Restricted Group on the date hereof.

     4. Miscellaneous.

     (a) Notices.

        (i) All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by courier or overnight carrier or by registered or certified mail, postage prepaid to the parties as follows:

           (A) if to the Company, to HeadHunter.NET, Inc., 333 Research Court, Suite 200, Atlanta, Georgia 30092, (770) 349-2401, Attention: Chief Executive Officer, or at such other address as it may have furnished in writing to the parties;

           (B) if to the Shareholders, at the addresses listed on Schedule I hereto, or at such other addresses as may have been furnished the Company in writing.

        (ii) Any notice shall be deemed to have been delivered as of the date so delivered.

     (b) Reproduction of Documents. This Agreement and all documents relating thereto, including, without limitation, any consents, waivers and modifications which may hereafter be executed may be reproduced by the parties by any photographic, photostatic, microfilm, microcard, miniature photographic or other similar process and the parties may destroy any original document so reproduced. The parties hereto agree and stipulate that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding (whether or not the original is in existence and whether or not such reproduction was made in the regular course of business) and that any enlargement, facsimile or further reproduction of such reproduction shall likewise be admissible in evidence.

     (c) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.

     (d) Entire Agreement; Amendment and Waiver. This Agreement constitutes the entire understanding of the parties hereto and supersedes all prior understandings among such parties with respect to the subject matter hereof. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of the parties.

     (e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

     (f) Remedies. Each party, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Each party agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

     (h) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended and understood that all of the rights and privileges of each party shall be enforceable to the fullest extent permitted by law.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

                                          HEADHUNTER.NET, INC.

                                          By:
                                              ----------------------------------

                                          Name:
                                               ---------------------------------

                                          Title:
                                                 -------------------------------

                                          OMNICOM GROUP INC.

                                          By:
                                              ----------------------------------

                                          Name:
                                               ---------------------------------

                                          Title:
                                                 -------------------------------

                                          BERNARD HODES GROUP INC.

                                          By:
                                              ----------------------------------

                                          Name:
                                               ---------------------------------

                                          Title:
                                                 -------------------------------

                                          ITC HOLDING COMPANY, INC.

                                          By:
                                              ----------------------------------

                                          Name:
                                               ---------------------------------

                                          Title:
                                                 -------------------------------

                                   SCHEDULE I

ITC:
  3300 20th Avenue
  P.O. Box 20
  Valley, Alabama 36854

Omnicom:
  437 Madison Avenue
  New York, New York 10022

BHA:
  555 Madison Avenue
  New York, New York 10022

                                                                         ANNEX D

                              HEADHUNTER.NET, INC.

                       2000 EMPLOYEE STOCK PURCHASE PLAN

                                   ARTICLE I

                                   BACKGROUND

     1.1 ESTABLISHMENT OF THE PLAN. HeadHunter.NET, Inc. (the "Corporation") hereby establishes a stock purchase plan to be known as the "HeadHunter.NET, Inc. 2000 Employee Stock Purchase Plan" (the "Plan"), as set forth in this document. The Plan is intended to be a qualified employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended, and the regulations and rulings thereunder.

     1.2 APPLICABILITY OF THE PLAN. The provisions of this Plan are applicable only to certain individuals who, on or after January 1, 2000, are employees of the Corporation and its subsidiaries participating in the Plan. The Committee shall indicate from time to time which of its subsidiaries, if any, are participating in the Plan.

     1.3 PURPOSE. The purpose of the Plan is to enhance the proprietary interest among the employees of the Corporation and its participating subsidiaries through ownership of Common Stock of the Corporation.

                                   ARTICLE II

                                  DEFINITIONS

     Whenever capitalized in this document, the following terms shall have the respective meanings set forth below.

     2.1 ADMINISTRATOR. Administrator shall mean the person or persons (who may be officers or employees of the Corporation) selected by the Committee to operate the Plan, perform day-to-day administration of the Plan, and maintain records of the Plan.

     2.2 BOARD.  Board shall mean the Board of Directors of the Corporation.

     2.3 CODE. Code shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations thereunder.

     2.4 COMMITTEE. Committee shall mean a committee which consists of members of the Board and which has been designated by the Board to have the general responsibility for the administration of the Plan. Unless otherwise designated by the Board, the Committee of the Board of Directors of the Corporation shall serve as the Committee administering the Plan. Subject to the express provisions of the Plan, the Committee shall have plenary authority in its sole and absolute discretion to interpret and construe any and all provisions of the Plan, to adopt rules and regulations for administering the Plan, and to make all other determinations necessary or advisable for administering the Plan. The Committee's determinations on the foregoing matters shall be conclusive and binding upon all persons.

     2.5 COMMON STOCK. Common Stock shall mean the common stock, par value $.01, of the Corporation.

     2.6 COMPENSATION. Compensation shall mean, for any Participant, for any Offering Period, the Participant's gross wages for the respective period, subject to appropriate adjustments that would exclude items such as non-cash compensation and reimbursement of moving, travel, trade or business expenses.

     2.7 CONTRIBUTION ACCOUNT. Contribution Account shall mean the bookkeeping account established by the Administrator on behalf of each Participant, which shall be credited with the amounts deducted from the Participant's Compensation pursuant to Article VI. The Administrator shall establish a separate Contribution Account for each Participant for each Offering Period.

     2.8 CORPORATION. Corporation shall mean HeadHunter.NET, Inc., a Georgia corporation.

     2.9 DIRECT REGISTRATION SYSTEM. Direct Registration System shall mean a direct registration system approved by the Securities and Exchange Commission and by the New York Stock Exchange, Inc. or any securities exchange on which the Common Stock is then listed, whereby shares of Common Stock may be registered in the holder's name in book-entry form on the books of the Corporation.

     2.10 EFFECTIVE DATE. Effective Date shall mean the effective date of the Plan, which shall be the effective date of the Corporation's registration statement on Form S-8 filed under the Securities Act of 1933, as amended, covering the shares to be issued under the Plan.

     2.11 ELIGIBLE EMPLOYEE. An Employee eligible to participate in the Plan pursuant to Section 3.1.

     2.12 EMPLOYEE. Employee shall mean an individual employed by an Employer who meets the employment relationship described in Treasury Regulation Sections 1.423-2(b) and Section 1.421-7(h).

     2.13 EMPLOYER. Employer shall mean the Corporation and any Subsidiary designated by the Committee as an employer participating in the Plan.

     2.14 FAIR MARKET VALUE. Fair Market Value of a share of Common Stock, as of any designated date, shall mean the closing sales price of the Common Stock on the Nasdaq National Market on such date or on the last previous date on which such stock was traded.

     2.15 OFFERING DATE. Offering Date shall mean the first Trading Date of each Offering Period.

     2.16 OFFERING PERIOD. Offering Period shall mean the quarterly periods beginning January 1, April 1, July 1 and October 1, respectively, of each year during which offers to purchase Common Stock are outstanding under the Plan; provided, however, that the initial Offering Period shall be the period beginning on the Effective Date and ending on June 30, 2000. No payroll deductions shall be taken until the Effective Date.

     2.17 OPTION. Option shall mean the option to purchase Common Stock granted under the Plan on each Offering Date.

     2.18 PARTICIPANT. Participant shall mean any Eligible Employee who has elected to participate in the Plan under Section 3.2.

     2.19 PLAN. Plan shall mean the HeadHunter.NET, Inc. 2000 Employee Stock Purchase Plan, as amended and in effect from time to time.

     2.20 PURCHASE DATE. Purchase Date shall mean the last Trading Date of each Offering Period.

     2.21 PURCHASE PRICE. Purchase Price shall mean the purchase price of Common Stock determined under Section 5.1.

     2.22 REQUEST FORM. Request Form shall mean an Employee's authorization either in writing on a form approved by the Administrator or through electronic communication approved by the Administrator which specifies the Employee's payroll deduction in accordance with Section 6.2, and contains such other terms and provisions as may be required by the Administrator.

     2.23 STOCK ACCOUNT. Stock Account shall mean the account established by the Administrator on behalf of each Participant, which shall be credited with shares of Common Stock purchased pursuant to the Plan and dividends thereon until distributed in accordance with the terms of the Plan.

     2.24 SUBSIDIARY. Subsidiary shall mean any present or future corporation which is a "subsidiary corporation" of the Corporation as defined in Code
Section 424(f).

     2.25 TRADING DATE. Trading Date shall mean a date on which shares of Common Stock are traded on a national securities exchange (such as the New York Stock Exchange), the Nasdaq National Market or in the over-the-counter market.

     Except when otherwise indicated by the context, the definition of any term herein in the singular may also include the plural.

                                  ARTICLE III

                         Eligibility and Participation

     3.1 ELIGIBILITY. Each Employee who is an Employee regularly scheduled to work at least 20 hours each week and at least five months each calendar year shall be eligible to participate in the Plan as of the later of:

        (a) the Offering Date immediately following the Employee's last date of hire by an Employer; or

        (b) the Effective Date.

     On each Offering Date, Options will automatically be granted to all Employees then eligible to participate in the Plan; provided, however, that no Employee shall be granted an Option for an Offering Period if, immediately after the grant, the Employee would own stock, and/or hold outstanding options to purchase stock, possessing five percent or more of the total combined voting power or value of all classes of stock of the Corporation or any Subsidiary. For purposes of this Section, the attribution rules of Code Section 424(d) shall apply in determining stock ownership of any Employee. If an Employee is granted an Option for an Offering Period and such Employee does not participate in the Plan for such Offering Period, such Option will be deemed never to have been granted for purposes of applying the $25,000 annual limitation described in
Section 5.2.

     3.2 INITIAL PARTICIPATION. An Eligible Employee having been granted an Option under Section 3.1 may submit a Request Form to the Administrator to participate in the Plan for an Offering Period. The Request Form shall authorize a regular payroll deduction from the Employee's Compensation for the Offering Period, subject to the limits and procedures described in Article VI. A Participant's Request Form authorizing a regular payroll deduction shall remain effective from Offering Period to Offering Period until amended or canceled under Section 6.3.

     3.3 LEAVE OF ABSENCE. For purposes of Section 3.1, an individual on a leave of absence from an Employer shall be deemed to be an Employee for the first 90 days of such leave. For purposes of this Plan, such individual's employment with the Employer shall be deemed to terminate at the close of business on the 90th day of the leave, unless the individual has returned to regular employment with an Employer before the close of business on such 90th day. Termination of any individual's leave of absence by an Employer, other than on account of a return to employment with an Employer, shall be deemed to terminate an individual's employment with the Employer for all purposes of the Plan.

                                   ARTICLE IV

                                STOCK AVAILABLE

     4.1 IN GENERAL. Subject to the adjustments in Sections 4.2 and 4.3, an aggregate of 50,000 shares of Common Stock shall be available for purchase by Participants pursuant to the provisions of the Plan. These shares may be authorized and unissued shares or may be shares issued and subsequently acquired by the Corporation. If an Option under the Plan expires or terminates for any reason without having been exercised in whole or part, the shares subject to such Option that are not purchased shall again be available for subsequent Option grants under the Plan. If the total number of shares of Common Stock for which Options are exercised on any Purchase Date exceeds the maximum number of shares then available under the Plan, the Committee shall make a pro rata allocation of the shares available in as nearly a uniform manner as shall be practicable and as it shall determine to be equitable; and the balance of the cash credited to Participants' Contribution Accounts shall be distributed to the Participants as soon as practicable.

     4.2 ADJUSTMENT IN EVENT OF CHANGES IN CAPITALIZATION. In the event of a stock dividend, stock split or combination of shares, recapitalization or other change in the Corporation's capitalization, or other distribution with respect to holders of the Corporation's Common Stock other than normal cash dividends, an automatic adjustment shall be made in the number and kind of shares as to which outstanding Options or portions thereof then unexercised shall be exercisable and in the available shares set forth in Section 4.1, so that the proportionate interest of the Participants shall be maintained as before the occurrence of such event.

This adjustment in outstanding Options shall be made without change in the total price applicable to the unexercised portion of such Options and with a corresponding adjustment in the Purchase Price per share; provided, however, that in no event shall any adjustment be made that would cause any Option to fail to qualify as an option pursuant to an employee stock purchase plan within the meaning of Section 423 of the Code.

     4.3 DISSOLUTION, LIQUIDATION, OR MERGER. Upon the dissolution or liquidation of the Corporation, or upon a reorganization, merger, or consolidation of the Corporation with one or more corporations in which the Corporation is not the surviving corporation, or upon a sale of substantially all of the property or stock of the Corporation to another corporation, the holder of each Option then outstanding under the Plan shall be entitled to receive at the next Purchase Date upon the exercise of such Option for each share as to which such Option shall be exercised, as nearly as reasonably may be determined, the cash, securities, or property which a holder of one share of the Common Stock was entitled to receive upon and at the time of such transaction. The Committee shall take such steps in connection with these transactions as the Committee deems necessary or appropriate to assure that the provisions of this Section shall thereafter be applicable, as nearly as reasonably may be determined, in relation to the cash, securities, or property which the holder of the Option may thereafter be entitled to receive. In lieu of the foregoing, the Committee may terminate the Plan in accordance with Section 8.2.

                                   ARTICLE V

                               OPTION PROVISIONS

     5.1 PURCHASE PRICE. The Purchase Price of a share of Common Stock purchased for a Participant pursuant to each exercise of an Option shall be 85 percent of the Fair Market Value of a share of Common Stock on the Purchase Date.

     5.2 CALENDAR YEAR $25,000 LIMIT. Notwithstanding anything else contained herein, no Employee may be granted an Option for any Offering Period which permits such Employee's rights to purchase Common Stock under this Plan and any other qualified employee stock purchase plan (within the meaning of Code Section
423) of the Corporation and its Subsidiaries to accrue at a rate which exceeds $25,000 of Fair Market Value of such Common Stock for each calendar year in which an Option is outstanding at any time. For purposes of this Section, Fair Market Value shall be determined as of the Offering Date.

     5.3 OFFERING PERIOD LIMIT. Notwithstanding anything else contained herein, the maximum number of shares of Common Stock that an Eligible Employee may purchase in any Offering Period is 1,000 shares.

                                   ARTICLE VI

                            PURCHASING COMMON STOCK

     6.1 PARTICIPANT'S CONTRIBUTION ACCOUNT. The Administrator shall establish a book account in the name of each Participant for each Offering Period. As discussed in Section 6.2 below, a Participant's payroll deductions shall be credited to the Participant's Contribution Account, without interest, until such cash is withdrawn, distributed, or used to purchase Common Stock as described below.

     During such time, if any, as the Corporation participates in a Direct Registration System, shares of Common Stock acquired upon exercise of an Option shall be directly registered in the name of the Participant. If the Corporation does not participate in a Direct Registration System, then until distribution is requested by a Participant pursuant to Article VII, stock certificates evidencing the Participant's shares of Common Stock acquired upon exercise of an Option shall be held by the Corporation as the nominee for the Participant. These shares shall be credited to the Participant's Stock Account. Certificates shall be held by the Corporation as nominee for Participants solely as a matter of convenience. A Participant shall have all ownership rights as to the shares credited to his or her Stock Account, and the Corporation shall have no ownership or other rights of any kind with respect to any such certificates or the shares represented thereby.

     All cash received or held by the Corporation under the Plan may be used by the Corporation for any corporate purpose. The Corporation shall not be obligated to segregate any assets held under the Plan.

     6.2 PAYROLL DEDUCTIONS; DIVIDENDS.

     (a) Payroll Deductions. By submitting a Request Form at any time before an Offering Period in accordance with rules adopted by the Committee, an Eligible Employee may authorize a payroll deduction to purchase Common Stock under the Plan for the Offering Period. The payroll deduction shall be effective on the first pay period during the Offering Period commencing after receipt of the Request Form by the Administrator. The payroll deduction shall be in any whole percentage up to a maximum of ten percent (10%) of such Employee's Compensation payable each pay period, and at any other time an element of Compensation is payable. A Participant's payroll deduction shall not be less than one percent (1%) of such Employee's Compensation payable each payroll period.

     (b) Dividends. Cash dividends paid on Common Stock which is credited to a Participant's Stock Account as of the dividend payment date shall be credited to the Participant's Stock Account and paid to the Participant as soon as practicable.

     6.3 DISCONTINUANCE. A Participant may discontinue his or her payroll deductions for an Offering Period by filing a new Request Form with the Administrator. This discontinuance shall be effective on the first pay period commencing at least 30 days after receipt of the Request Form by the Administrator. A Participant who discontinues his or her payroll deductions for an Offering Period may not resume participation in the Plan until the following Offering Period.

     Any amount held in the Participant's Contribution Account for an Offering Period after the effective date of the discontinuance of his or her payroll deductions will either be refunded or used to purchase Common Stock in accordance with Section 7.1.

     6.4 LEAVE OF ABSENCE; TRANSFER TO INELIGIBLE STATUS. If a Participant either begins a leave of absence, is transferred to employment with a Subsidiary not participating in the Plan, or remains employed with an Employer but is no longer eligible to participate in the Plan, the Participant shall cease to be eligible for payroll deductions to his or her Contribution Account pursuant to
Section 6.2. The cash standing to the credit of the Participant's Contribution Account shall become subject to the provisions of Section 7.1.

     If the Participant returns from the leave of absence before being deemed to have ceased employment with the Employer under Section 3.3, or again becomes eligible to participate in the Plan, the Request Form, if any, in effect immediately before the leave of absence or disqualifying change in employment status shall be deemed void and the Participant must again complete a new Request Form to resume participation in the Plan.

     6.5 AUTOMATIC EXERCISE. Unless the cash credited to a Participant's Contribution Account is withdrawn or distributed as provided in Article VII, his or her Option shall be deemed to have been exercised automatically on each Purchase Date, for the purchase of the number of full shares of Common Stock which the cash credited to his or her Contribution Account at that time will purchase at the Purchase Price. If there is a cash balance remaining in the Participant's Contribution Account at the end of an Offering Period representing the exercise price for a fractional share of Common Stock, such balance may be retained in the Participant's Contribution Account for the next Offering Period, unless the Participant requests that it be refunded, without interest. Any other cash balance remaining in the Participant's Contribution Account at the end of an Offering Period shall be refunded to the Participant, without interest. The amount of cash that may be used to purchase shares of Common Stock may not exceed the Compensation restrictions set forth in Section 6.2.

     Except as provided in the preceding paragraph, if the cash credited to a Participant's Contribution Account on the Purchase Date exceeds the applicable Compensation restrictions of Section 6.2 or exceeds the amount necessary to purchase the maximum number of shares of Common Stock available during the Offering Period, such excess cash shall be refunded to the Participant. Except as provided in the preceding paragraph, the excess cash may not be used to purchase shares of Common Stock nor retained in the Participant's Contribution Account for a future Offering Period.

     Each Participant shall receive a statement on an annual basis indicating the number of shares credited to his or her Stock Account, if any, under the Plan.

     6.6 LISTING, REGISTRATION, AND QUALIFICATION OF SHARES. The granting of Options for, and the sale and delivery of, Common Stock under the Plan shall be subject to the effecting by the Corporation of any listing, registration, or qualification of the shares subject to that Option upon any securities exchange or under any federal or state law, or the obtaining of the consent or approval of any governmental regulatory body deemed necessary or desirable for the issuance or purchase of the shares covered.

                                  ARTICLE VII

                           WITHDRAWALS; DISTRIBUTIONS

     7.1 DISCONTINUANCE OF DEDUCTIONS; LEAVE OF ABSENCE; TRANSFER TO INELIGIBLE STATUS. In the event of a Participant's complete discontinuance of payroll deductions under Section 6.3 or a Participant's leave of absence or transfer to an ineligible status under Section 6.4, the cash balance then standing to the credit of the Participant's Contribution Account shall be --

        (a) returned to the Participant, in cash, without interest, as soon as practicable, upon the Participant's written request received by the Administrator at least 30 days before the next Purchase Date; or

        (b) held under the Plan and used to purchase Common Stock for the Participant under the automatic exercise provisions of Section 6.5.

     7.2 IN-SERVICE WITHDRAWALS. During such time, if any, as the Corporation participates in a Direct Registration System, shares of Common Stock acquired upon exercise of an Option shall be directly registered in the name of the Participant and the Participant may withdraw certificates in accordance with the applicable terms and conditions of such Direct Registration System. If the Corporation does not participate in a Direct Registration System, (i) a Participant may, while an Employee of the Corporation or any Subsidiary, withdraw certificates for some or all of the shares of Common Stock credited to his or her Stock Account at any time, upon 30 days' written notice to the Administrator, and (ii) each Participant shall be permitted only one withdrawal under this Section during each Offering Period. If a Participant requests a distribution of only a portion of the shares of Common Stock credited to his or her Stock Account, the Administrator will distribute the oldest securities held in the Participant's Stock Account first, using a first in-first out methodology. The Administrator may at any time distribute certificates for some or all of the shares of Common Stock credited to a Participant's Stock Account, whether or not the Participant so requests.

     7.3 TERMINATION OF EMPLOYMENT FOR REASONS OTHER THAN DEATH. If a Participant terminates employment with the Corporation and the Subsidiaries for reasons other than death, the cash balance in the Participant's Contribution Account shall be returned to the Participant in cash, without interest, as soon as practicable. Certificates for the shares of Common Stock credited to his or her Stock Account shall be distributed to the Participant as soon as practicable, unless the Corporation then participates in a Direct Registration System, in which case, the Participant shall be entitled to evidence of ownership of such shares in such form as the terms and conditions of such Direct Registration System permit.

     7.4 DEATH. In the event a Participant dies, the cash balance in his or her Contribution Account shall be distributed to the Participant's estate, in cash, without interest, as soon as practicable. Certificates for the shares of Common Stock credited to the Participant's Stock Account shall be distributed to the estate as soon as practicable, unless the Corporation then participates in a Direct Registration System, in which case, the estate shall be entitled to evidence of ownership of such shares in such form as the terms and conditions of such Direct Registration System permit.

     7.5 REGISTRATION. Whether represented in certificate form or by direct registration pursuant to a Direct Registration System, shares of Common Stock acquired upon exercise of an Option shall be directly registered in the name of the Participant or, if the Participant so indicates on the Request Form, (a) in the Participant's name jointly with a member of the Participant's family, with the right of survivorship, (b) in the name of a custodian for the Participant (in the event the Participant is under a legal disability to have stock issued in the Participant's name), or (c) in a manner giving effect to the status of such shares as community property. No other names may be included in the Common Stock registration. The Corporation shall pay all issue or transfer taxes with respect to the issuance or transfer of shares of such Common Stock, as well as all fees and expenses necessarily incurred by the Corporation in connection with such issuance or transfer.

                                  ARTICLE VIII

                           AMENDMENT AND TERMINATION

     8.1 AMENDMENT. The Committee shall have the right to amend or modify the Plan, in full or in part, at any time and from time to time; provided, however, that no amendment or modification shall:

        (a) affect any right or obligation with respect to any grant previously made, unless required by law, or

        (b) unless previously approved by the stockholders of the Corporation, where such approval is necessary to satisfy federal securities laws, the Code, or rules of any stock exchange on which the Corporation's Common Stock is listed:

           (1) in any manner materially affect the eligibility requirements set forth in Sections 3.1 and 3.3, or change the definition of Employer as set forth in Section 2.13,

           (2) increase the number of shares of Common Stock subject to any options issued to Participants (except as provided in Sections 4.2 and 4.3), or

           (3) materially increase the benefits to Participants under the Plan.

     8.2 TERMINATION. The Committee may terminate the Plan at any time in its sole and absolute discretion. The Plan shall be terminated by the Committee if at any time the number of shares of Common Stock authorized for purposes of the Plan is not sufficient to meet all purchase requirements, except as specified in
Section 4.1.

     Upon termination of the Plan, the Administrator shall give notice thereof to Participants and shall terminate all payroll deductions. Cash balances then credited to Participants' Contribution Accounts shall be distributed as soon as practicable, without interest.

                                   ARTICLE IX

                                 MISCELLANEOUS

     9.1 SHAREHOLDER APPROVAL. The Plan shall be approved and ratified by the stockholders of the Corporation, not later than 12 months after adoption of the Plan by the Board of Directors of the Corporation, pursuant to Treasury regulation Section 1.423-2(c). If for any reason such approval is not given by such date, the Plan shall be null and void, and all payroll deductions to the Plan shall cease. The cash balances and Common Stock credited to Participants' accounts shall be promptly distributed to them; and any Common Stock certificates issued and delivered to Participants prior to such date shall remain the property of the Participants.

     9.2 EMPLOYMENT RIGHTS. Neither the establishment of the Plan, nor the grant of any Options thereunder, nor the exercise thereof shall be deemed to give to any Employee the right to be retained in the employ of the Corporation or any Subsidiary or to interfere with the right of the Corporation or any Subsidiary to discharge any Employee or otherwise modify the employment relationship at any time.

     9.3 TAX WITHHOLDING. The Administrator may make appropriate provisions for withholding of federal, state, and local income taxes, and any other taxes, from a Participant's Compensation to the extent the Administrator deems such withholding to be legally required.

     9.4 RIGHTS NOT TRANSFERABLE. Rights and Options granted under this Plan are not transferable by the Participant other than by will or by the laws of descent and distribution and are exercisable only by the Participant during his or her lifetime.

     9.5 NO REPURCHASE OF STOCK BY CORPORATION. The Corporation is under no obligation to repurchase from any Participant any shares of Common Stock acquired under the Plan.

     9.6 GOVERNING LAW. The Plan shall be governed by and construed in accordance with the laws of the State of Georgia except to the extent such laws are preempted by the laws of the United States.

     9.7 SHAREHOLDER APPROVAL; REGISTRATION. The Plan was adopted by the Board of Directors of the Corporation on December 23, 1999 to be effective as of the Effective Date, provided that no payroll deductions may begin until a registration statement on Form S-8 filed under the Securities Act of 1933, as amended, covering the shares to be issued under the Plan, has become effective. The Plan is subject to approval by the stockholders of the Corporation within 12 months of approval by the Board of Directors.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     HeadHunter.NET's articles of incorporation eliminate the personal liability of its directors to HeadHunter.NET or its shareholders for monetary damage for any breach of duty as a director, provided that HeadHunter.NET cannot eliminate or limit the liability of a director for:

     - a breach of duty involving appropriation of a business opportunity of HeadHunter.NET;

     - an act or omission which involves intentional misconduct or a knowing violation of law;

     - any transaction from which the director receives an improper personal benefit; or

     - unlawful corporate distributions.

     In addition, if at any time the Georgia Business Corporation Code is amended to authorize further elimination or limitation of the personal liability of a director, then the liability of each of HeadHunter.NET's directors shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless otherwise required.

     HeadHunter.NET's bylaws require it to indemnify any director or officer who was or is a party or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including any action or suit by or in our right) because such person is or was one of its directors or officers, against liability incurred by the director of officer in such proceeding except for any liability incurred in a proceeding in which the director or officer is adjudged liable to HeadHunter.NET or is subjected to injunctive relief in its favor for:

     - a breach of duty involving appropriation of any business opportunity of HeadHunter.NET;

     - an act or omission which involves intentional misconduct or a knowing violation of law;

     - any transaction from which such officer or director received an improper personal benefit; or

     - unlawful corporate distributions.

     HeadHunter.NET's board of directors also has the authority to extend to employees and agents the same indemnification rights held by directors. Indemnified persons would also be entitled to have HeadHunter.NET advance expenses prior to the final disposition of the proceeding. If it is ultimately determined that they are not entitled to indemnification, however, such amounts would be repaid.

     HeadHunter.NET has entered into separate indemnity agreements with each of its directors and certain of its executive officers, whereby HeadHunter.NET agrees to indemnify them and to advance them expenses in a manner and subject to terms and conditions similar to those set forth in its articles of incorporation and bylaws.

     HeadHunter.NET maintains a standard form of officers' and directors' liability insurance policy which provides coverage to its officers and directors for certain liabilities, including certain liabilities which may arise out of this registration statement.

     If the merger closes, HeadHunter.NET will enter into indemnification agreements with ITC Holding Company and Bernard Hodes Group under which HeadHunter.NET agrees to indemnify them and to advance them expenses for any liability or claim incurred by them as a result of an action or inaction of HeadHunter.NET.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

 EXHIBIT
 NUMBER                                 DESCRIPTION
 -------                                -----------
   2.1     --   Purchase Agreement dated December 17, 1999 between
                HeadHunter.NET, Chicago Computer Guide, Inc. and George
                Scholomite (incorporated by reference from Exhibit 2.1 of
                HeadHunter.NET's Current Report on Form 8-K filed on January
                3, 2000)
   2.2     --   Agreement and Plan of Merger dated April 15, 2000 among
                HeadHunter.NET, Resume Acquisition Corporation, Omnicom
                Group Inc., Bernard Hodes Group Inc., Career Mosaic Inc. and
                ITC Holding Company, Inc. (incorporated by reference from
                Exhibit 99.1 to HeadHunter.NET's Current Report on Form 8-K
                filed on April 19, 2000)
   2.3     --   Support Agreement dated April 15, 2000 among Bernard Hodes
                Group Inc., HeadHunter.NET, Inc., ITC Holding Company, Inc.,
                and Robert M. Montgomery, Jr. (incorporated by reference
                from Exhibit 99.2 to HeadHunter.NET's Current Report on Form
                8-K filed on April 19, 2000)
   3.1     --   Articles of Incorporation, as amended (incorporated by
                reference from Exhibit 3.1 to HeadHunter.NET's registration statement on Form S-1, Registration No. 333-80915)
   3.2     --   Amended and Restated Bylaws
   4.1     --   Specimen common stock certificate (incorporated by reference from Exhibit 4.1 to HeadHunter.NET's registration statement on Form S-1, Registration No. 333-80915)
   4.2     --   Article II of the Articles of Incorporation, as amended
                (filed as part of Exhibit 3.1)
   4.3     --   Shareholder Protection Rights Agreement dated April 15,
                2000, between HeadHunter.NET, Inc. and American Stock
                Transfer & Trust Company (incorporated by reference from
                Exhibit 99.3 to HeadHunter.NET's Current Report on Form 8-K
                filed on April 19, 2000).
   5.1     --   Opinion of Alston & Bird LLP (to be filed by amendment).
  10.1     --   HeadHunter.NET, Inc. 1998 Long-Term Incentive Plan, as
                amended (incorporated by reference from Exhibit 10.1 to
                HeadHunter.NET's registration statement on Form S-1,
                Registration No. 333-80915)
  10.2     --   HeadHunters, L.L.C. Employee Common Unit Option Plan dated
                January 14, 1998 (incorporated by reference from Exhibit
                10.2 to HeadHunter.NET's registration statement on Form S-1,
                Registration No. 333-80915)
  10.3     --   Form of Indemnity Agreement between directors/executive
                officers and HeadHunter.NET (incorporated by reference from
                Exhibit 10.4 to HeadHunter.NET's registration statement on
                Form S-1, Registration No. 333-80915)
  10.4     --   Contribution Agreement dated July 15, 1998 among ITC Holding
                Company, Inc., Warren L. Bare and HeadHunter.NET
                (incorporated by reference from Exhibit 10.5 to
                HeadHunter.NET's registration statement on Form S-1,
                Registration No. 333-80915)
  10.5     --   WorkLife's Internet Content Partners Agreement between
                WorkLife Solutions, Inc. and HeadHunter.NET (incorporated by reference from Exhibit 10.6 to HeadHunter.NET's registration statement on Form S-1, Registration No. 333-80915)
  10.6     --   Amended and Restated Stock Purchase Warrant between ITC
                Service Company and HeadHunter.NET (incorporated by
                reference from Exhibit 10.10 to HeadHunter.NET's
                registration statement on Form S-1, Registration No.
                333-80915)
  10.7     --   Form of Non-Employee Director Non-Qualified Stock Option
                Agreement (incorporated by reference from Exhibit 10.12 to
                HeadHunter.NET's registration statement on Form S-1,
                Registration No. 333-80915)
  10.8     --   Lease Agreement between AJ Partners, L.P. and
                HeadHunter.NET, as amended by the Tenant Acceptance
                Agreement dated September 22, 1999 (incorporated by
                reference from Exhibit 10.8 to HeadHunter.NET Annual Report on Form 10-K filed on March 29, 2000)
  10.9     --   Severance letter between HeadHunter.NET and Warren Bare
                dated February 24, 1999 (incorporated by reference from
                Exhibit 10.16 to HeadHunter.NET registration statement on
                Form S-1, Registration No. 333-80915)

 EXHIBIT
 NUMBER                                 DESCRIPTION
 -------                                -----------
  10.10    --   2000 Qualified Employee Stock Purchase Plan (incorporated by reference from Exhibit 4.3 to HeadHunter.NET registration
                statement on Form S-8, Registration No. 333-94027)
  10.11    --   NBCI Promotion Agreement dated December 9, 1999 between
                HeadHunter.NET and NBC Internet, Inc. (incorporated by
                reference from Exhibit 10.11 to HeadHunter.NET Annual Report on Form 10-K filed on March 29, 2000)
  21.1     --   Subsidiaries of HeadHunter.NET
  23.1     --   Consent of Arthur Andersen LLP
  23.2     --   Consent of Alston & Bird LLP (to be filed as part of Exhibit
                5.1)
  24.1     --   Power of Attorney (contained on page II-6)
  99.1     --   Form of proxy card for HeadHunter.NET
  99.2     --   Consent of First Union Securities, Inc.

(b) Financial Statement Schedules

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS AS TO SCHEDULE

To HeadHunter.NET, Inc. and Subsidiaries:

     We have audited in accordance with generally accepted auditing standards, the financial statements of HEADHUNTER.NET, INC. AND SUBSIDIARIES (Successor Company) AND HNET, INC. (Predecessor Company) as of December 31, 1999 and 1998 and for the years ended December 31, 1999 and 1998, the two months ended December 31, 1997, and the ten months ended October 31, 1997, and have issued our report thereon dated January 26, 2000. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed under Schedule II herein as it relates to HeadHunter.NET, Inc. (Successor Company) and HNET, Inc. (Predecessor Company) is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

Atlanta, Georgia
January 26, 2000

       SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS FOR THE TEN MONTHS
                  ENDED OCTOBER 31, 1997, THE TWO MONTHS ENDED
              DECEMBER 31, 1997, THE YEAR ENDED DECEMBER 31, 1998
                      AND THE YEAR ENDED DECEMBER 31, 1999

                                                      CHARGED TO
                                                    BEGINNING COSTS                ENDING
DESCRIPTION                                          AND BALANCES     EXPENSE    WRITE-OFFS   BALANCE
-----------                                         ---------------   --------   ----------   --------
October 1997 allowance for doubtful accounts......      $    --       $     --    $     --    $     --
December 1997 allowance for doubtful accounts.....      $    --       $     --    $     --    $     --
1998 allowance for doubtful accounts..............      $    --       $ 37,346    $     --    $ 37,346
1999 allowance for doubtful accounts..............      $37,346       $404,210    $232,081    $209,475

ITEM 22.  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Registrant hereby undertakes as follows:

        (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia on the 19th day of May, 2000.

                                          HeadHunter.NET, Inc.

                                          By: /s/ ROBERT M. MONTGOMERY, JR.
                                            ------------------------------------
                                          Name: Robert M. Montgomery, Jr.
                                          Title: Chief Executive Officer and
                                                 President

     KNOW ALL MEN BY THESE PRESENTS that each of the undersigned officers and directors of HeadHunter.NET, Inc., a Georgia corporation, for himself and not for one another, does hereby constitute and appoint Robert M. Montgomery, Jr. and Mark W. Partin, and each of them, a true and lawful attorney in his name, place and stead, in any and all capacities, to sign his name to any and all amendments, including post-effective amendments, to this registration statement, and to sign a registration statement pursuant to Section 462(b) of the Securities Act, and to cause the same (together with all exhibits) to be filed with the SEC, granting unto said attorneys and each of them full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorneys or any one of them shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                      TITLE                    DATE
                      ---------                                      -----                    ----

            /s/ ROBERT M. MONTGOMERY, JR.              Chief Executive Officer,           May 19, 2000
-----------------------------------------------------    President and Director
              Robert M. Montgomery, Jr.                  (Principal Executive Officer)

                 /s/ MARK W. PARTIN                    Chief Financial Officer            May 19, 2000
-----------------------------------------------------    (Principal Financial and
                   Mark W. Partin                        Accounting Officer)

              /s/ WILLIAM H. SCOTT, III                Chairman of the Board and          May 19, 2000
-----------------------------------------------------    Director
                William H. Scott, III

            /s/ BURTON B. GOLDSTEIN, JR.               Director                           May 19, 2000
-----------------------------------------------------
              Burton B. Goldstein, Jr.

                 /s/ DONALD W. WEBER                   Director                           May 19, 2000
-----------------------------------------------------
                   Donald W. Weber

                 /s/ J. DOUGLAS COX                    Director                           May 19, 2000
-----------------------------------------------------
                   J. Douglas Cox

               /s/ MICHAEL G. MISIKOFF                 Director                           May 19, 2000
-----------------------------------------------------
                 Michael G. Misikoff

              /s/ KIMBERLEY E. THOMPSON                Director                           May 19, 2000
-----------------------------------------------------
                Kimberley E. Thompson